5/13

04030073

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Polski Koncern Naftowy Orlen

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 5036 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/13/04

PKN ORLEN SA
SEC File
82-5036

RECEIVED
2004 MAY 13 A 11:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS FOR THE 12 AND 3 MONTH PERIODS ENDED 31 DECEMBER 2003 AND 31 DECEMBER 2002 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED BALANCE SHEETS
As of 31 December 2003 and 31 December 2002

	31 December 2003 (unaudited)	31 December 2002
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,834	9,089
Negative goodwill	(274)	(222)
Intangible assets	121	107
Financial assets	542	601
Investments accounted for using equity method	495	199
Deferred tax assets	15	25
Other non-current assets	18	15
Total non-current assets	**10,751**	**9,814**
Current assets		
Inventories	3,059	2,868
Trade and other receivables	2,602	2,080
Income tax receivables	65	32
Short-term investments	67	44
Deferred costs	80	57
Cash and cash equivalents	562	178
Total current assets	**6,435**	**5,259**
Total assets	**17,186**	**15,073**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	534	525
Capital reserve	1,359	1,174
Revaluation reserve	856	859
Foreign exchange difference on subsidiaries	62	-
Retained earnings	6,753	5,771
Total shareholders' equity	**9,564**	**8,329**
Minority interests	**429**	**412**
Non-current liabilities		
Interest bearing borrowings	1,836	402
Provisions	587	576
Deferred tax liabilities	303	431
Total non-current liabilities	**2,726**	**1,409**
Current liabilities		
Trade and other payables and accrued expenses	3,258	2,747
Income tax liabilities	-	-
Interest bearing borrowings	1,195	2,161
Deferred income	14	15
Total current liabilities	**4,467**	**4,923**
Total liabilities and shareholders' equity	**17,186**	**15,073**

The accompanying notes are an integral part of these consolidated condensed financial statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED INCOME STATEMENTS
For the 12 and 3 month periods ended 31 December 2003 and 31 December 2002

	For 12 months ended 31 December 2003 (unaudited)	For 3 months ended 31 December 2003 (unaudited)	For 12 months ended 31 December 2002	For 3 months ended 31 December 2002 (unaudited)
	(in PLN million)			
Revenue	**24,412**	**6,908**	**16,902**	**4,777**
Cost of sales	(19,986)	(5,775)	(13,455)	(3,892)
Gross profit	**4,426**	**1,133**	**3,447**	**885**
Other operating income	422	112	256	80
Distribution costs	(2,259)	(664)	(1,787)	(580)
Administrative expenses	(934)	(243)	(891)	(216)
Other operating expenses	(327)	(125)	(294)	(108)
Profit from operations	**1,328**	**213**	**731**	**61**
Financial income	289	53	211	96
Financial expenses	(378)	(56)	(220)	37
Income from investments accounted for using equity method	49	7	13	1
Profit before income tax and minority interests	**1,288**	**217**	**735**	**195**
Corporate income tax	(210)	66	(285)	(128)
Profit after tax	**1,078**	**283**	**450**	**67**
Minority interests	(37)	(10)	(29)	(3)
Net profit	**1,041**	**273**	**421**	**64**
Basic earnings per share for the period (in zloty per share)	**2.47**	**0.65**	**1.00**	**0.15**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
For the 12 month periods ended 31 December 2003 and 31 December 2002

	For 12 months ended 31 December 2003 (unaudited)	For 12 months ended 31 December 2002
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	**1,041**	**421**
Adjustments for:		
Minority interests	37	29
Net income from investments accounted for under equity method	(48)	(13)
Depreciation and amortisation	1,207	1,130
Interest and dividend charges, net	29	128
Income tax on current period profit	210	285
Loss / (Gain) on investing activities	24	(80)
Decrease / (Increase) in receivables	(114)	(171)
(Increase) in inventories	(158)	(668)
(Decrease) / Increase in accrued expenses and payables	(111)	382
(Decrease) / Increase in provisions	(8)	29
Other adjustments	11	49
Net income tax paid	(413)	(229)
Net cash flows from operating activities	**1,707**	**1,292**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(1,337)	(967)
Proceeds from sales of property, plant and equipment	40	38
Proceeds from sales of available for sale investments	17	106
Acquisition of investments available for sale and entities accounted for under equity method	(56)	(65)
Acquisition of business in Germany, net of cash acquired	(269)	-
Acquisition of short-term securities	(62)	(267)
Proceeds from sales of short-term securities	55	235
Dividends and interest received	85	34
Loans granted/repaid	83	-
Other	63	(22)
Net cash flows used in investing activities	**(1,381)**	**(908)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	4,502	1,686
Repayment of long-term and short-term loans and other borrowings	(4,257)	(1,879)
Interest paid	(116)	(156)
Dividend paid	(59)	(50)
Other	(12)	(10)
Net cash flows gained (used) in financing activities	**58**	**(409)**
Net increase/(decrease) in cash and cash equivalents	**384**	**(25)**
Cash and cash equivalents at the beginning of the period	**178**	**203**
Cash and cash equivalents at the end of the period	**562**	**178**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY
For the 12 month periods ended 31 December 2003 and 31 December 2002
(PLN million)

	Common stock	Capital reserve	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2002	**525**	**1,174**	**859**	**-**	**5,400**	**7,958**
Valuation of available for sale investments at fair value	-	-	42	-	-	42
Sales of assets available for sale valued at fair value	-	-	(42)	-	-	(42)
Dividend (PLN 0.12 per share)	-	-	-	-	(50)	(50)
Net Profit	-	-	-	-	421	421
31 December 2002	**525**	**1,174**	**859**	**-**	**5,771**	**8,329**

	Common stock	Capital reserve	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**859**	**-**	**5,771**	**8,329**
Shares issue	9	-	-	-	-	9
Share premium	-	185	-	-	-	185
Foreign exchange gain/loss on consolidation	-	-	-	62	-	62
Dividend	-	-	-		(59)	(59)
Net profit	-	-	-	-	1,041	1,041
Impairment of tangible fixed assets	-	-	(6)	-	-	(6)
Hedge accounting-cash flow hedges	-	-	3	-	-	3
31 December 2003 (unaudited)	**534**	**1,359**	**856**	**62**	**6,753**	**9,564**

(PLN million)

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as the "Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as the "Company" or "PKN ORLEN") located in Plock, Poland at Chemikow St. 7. PKN ORLEN was established in 1993 as a State Treasury owned joint stock company Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. Effective from 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Effective from 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in processing of crude oil into a broad range of petroleum products and petrochemicals as well as in transportation, wholesale and retail distribution of such products. The other companies of the Group operate primarily in related downstream activities including production and distribution of oil and chemical products.

2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16). The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29 and by IAS 16, of a recurring nature which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the periods ended on 31 December 2003 and 31 December 2002 and the Company's consolidated financial position as of 31 December 2003 and as of 31 December 2002. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2002. The presented financial results are not necessarily indicative of the results of the full year.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

3. Selected explanatory notes

3.1. Accounting policies

The Company followed the same accounting policies and methods of computation in these consolidated condensed financial statements as compared with the consolidated financial statements prepared in accordance with IFRS for the year 2002.

(PLN million)

3.2. Unusual items affecting the amounts presented in these financial statements

a) Joint Venture PKN ORLEN – BASELL

On 28 February 2003 PKN ORLEN in exchange for its organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin) acquired 50% shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% was acquired by Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. After the increase the share capital of BOP amounts to PLN 907m.

As a result of the contribution in kind of the organized part of business to BOP, the Group recognized a gain amounting to PLN 82m, net of deferred tax. The gain presented in these financial statements results from 50% share in net assets of BOP which is proportionate to BEH's share in the net assets of this company. The gain amounting to PLN 112m is presented within other operating income. As at the transaction date, the investment in BOP was recorded at cost of PLN 342m.

Since 1 March 2003 the joint-venture BOP is accounted for under the equity method in consolidated financial statements. 50% of the company's net profit is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

b) Long term investments in Germany

On 28 February 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly 100% controlled by PKN ORLEN.

The transaction has been accounted for under the purchase accounting method as presented below:

Purchase price according to the initial agreement	589
Adjusted purchase price (as a result of change in working capital caused mainly by an increase of payables)	300
Net value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21m of acquired cash)	(371)
Negative goodwill	(71)

Beginning from 1 March 2003 PKN ORLEN consolidates its activities in Germany using full method of consolidation.

c) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN to Polskie Sieci Elektroenergetyczne S.A. ("PSE"). The "put" price equals to PLN 111.5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

(PLN million)

According to the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company has executed its put option and sold NOM shares to PSE. Consequently, the Company recognised profit on the transaction amounting to PLN 27.5m (difference between purchase price of the shares and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111.5m will be realised in full amount.

3.3. Dividends

In 2003 the Company paid out dividends for 2002 amounting to PLN 59m, i.e. 0.14 zloty per share.

3.4. Interest bearing borrowings

	31 December 2003 (unaudited)	31 December 2002
Bank loans	2,918	2,152
Other loans and credits	36	71
Short-terms bonds	77	340
Total, including:	3,031	2,563
Less short-term portion	1,195	2,161
Long-term portion	1,836	402

The total interest bearing borrowings utilized by the Company increased by net PLN 468m within 12 month period ended 31 December 2003.

The change of debt is result of:

- decrease of short-term securities by the amount of PLN 263m,
- increase of borrowings due to consolidation of activities in Germany amounting to PLN 429m,
- incurred loans in PLN:
  - 11m in BH S.A. in Warsaw
  - 6m in BPH PBK SA
- incurred loans of EUR 115m and USD 218m within Syndicated Agreement*
- repayment of foreign currency loans:
  - USD 200m (syndicated loan)
  - EUR 25m in BPH PBK S.A.
  - EUR 25m in BH S.A.
- repayment of loans in PLN:
  - 53m in Bank Millenium S.A.
  - 47m in BPH PBK S.A.
  - 30m in CITI Bank International
  - 27m in BH S.A.
  - 4m in PKO BP S.A.

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
for the 12 and 3 month periods ended 31 December 2003 and 31 December 2002
(PLN million)

3.5. Segment data

	Refining Segment				Chemical Segment				*Other operations*				*Eliminations*				Consolidated			
	for period				for period				for period				for period				for period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		Ended *31 December 2003*		ended *31 December 2002*		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002	
Revenues																				
External sales	20,717	5,933	13,635	3,850	3,145	795	2,870	795	550	180	397	132	-	-	-	-	24,412	6,908	16,902	4,777
Inter-segment sales	3,759	1,397	2,627	783	1,400	369	1,296	376	1,103	264	1,242	329	(6,262)	(2,030)	(5,165)	(1,488)	-	-	-	-
Total revenue	24,476	7,330	16,262	4,633	4,545	1,164	4,166	1,171	1,653	444	1,639	461	(6,262)	(2,030)	(5,165)	(1,488)	24,412	6,908	16,902	4,777
Costs	(23,157)	(7,079)	(15,403)	(4,518)	(4,266)	(1,091)	(4,004)	(1,127)	(1,618)	(464)	(1,600)	(455)	6,261	2,029	5,165	1,489	(22,780)	(6,605)	(15,842)	(4,611)
Other operating income	187	85	161	52	173	15	59	17	42	10	25	7					402	110	245	76
Other operating cost	(212)	(92)	(227)	(78)	(34)	(16)	(21)	(4)	(52)	(10)	(19)	(9)					(298)	(118)	(267)	(91)
Result																				
Segment result	1,294	244	793	89	418	72	200	57	25	(20)	45	4	(1)	(1)	-	1	**1,736**	**295**	**1,038**	**151**
Unallocated corporate income																	20	2	11	4
Unallocated corporate expenses																	(428)	(84)	(318)	(94)
Profit from Operations																	**1,328**	**213**	**731**	**61**
Financial income																	289	53	211	96
Financial expenses Loss on sales of all or part of shares in subordinated entities																	(378)	(56)	(220)	37
Share in profit (losses) of subordinated entities accounted for using equity method	(1)	(1)	-	-	45	10	2	-	5	(2)	11	1					49	7	13	1
Profit before Income tax																	**1,288**	**217**	**735**	**195**
Income taxes																	(210)	66	(285)	(128)
Minority interests																	(37)	(10)	(29)	(3)
Net profit																	**1,041**	**273**	**421**	**64**

(PLN million)

	Refining Segment				Chemical Segment				Other operations				Consolidated			
	for period				for period				for period				for period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002	
Property, plant, equipment and intangible assets expenditure	756	206	554	155	534	176	183	93	128	39	183	77	1,418	421	920	325
Property, plant, equipment and intangible assets expenditure unallocated to segments													35	8	28	2
Total property, plant, equipment and intangible assets expenditure													**1,453**	**429**	**948**	**327**
Segment depreciation	834	228	754	195	198	48	208	59	168	41	165	39	1,200	317	1,127	293
Unallocated assets depreciation													36	9	33	8
Total depreciation													**1,236**	**326**	**1,160**	**301**
Non-cash expenses other than depreciation	**132**	**51**	**147**	**59**	**18**	**6**	**16**	**1**	**41**	**7**	**27**	**6**	**191**	**64**	**190**	**66**

(PLN million)

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 12 and 3 month periods ended 31 December 2003 and 31 December 2002.

	Refining Segment				Chemicals Segment				Other operations				Consolidated			
	for period				for period				for period				for period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002	
Export Sales	771	231	947	279	791	192	800	233	18	5	15	4	1,580	428	1,762	516
Domestic sales	13,676	3,784	12,688	3,571	2,354	603	2,070	562	532	175	382	128	16,562	4,562	15,140	4,261
Sales in Germany	6,270	1,918	-	-	-	-	-	-	-	-	-	-	6,270	1,918	-	-
Total external revenue	**20,717**	**5,933**	**13,635**	**3,850**	**3,145**	**795**	**2,870**	**795**	**550**	**180**	**397**	**132**	**24,412**	**6,908**	**16,902**	**4,777**

(PLN million)

3.6. Basic and diluted earnings per share

	for the 12 month period ended 31 December 2003	for the 12 month period ended 31 December 2002
Weighted average common stock outstanding	420,804,797	420,177,137
Net profit for the period per share (PLN)	2.47	1.00

There is no difference between the basic and diluted earnings per share.

3.7. Convertible bonds within Incentive Program

From 1 to 10 October 2003, employees who accepted in September 2003 the offer to acquire convertible bonds within the Incentive Program, expressed requests to exercise their rights to the conversion of 7,531,924 bonds for PKN ORLEN S.A. shares. As a result on 20 November 2003 the share capital of PKN ORLEN was increased.

3.8. Changes in contingent liabilities and risks after 31 December 2002

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35m, stating the restructuring charge in the amount of PLN 5m. The charge was paid in full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 80m.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia, taking into account a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil, applied to the Tax Office in Chrzanow for partial remission of the liability. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia S.A. paid PLN 12m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was remitted.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 70m or return of the ceded shares. On 26 January 2003 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN Petro Tank Sp. z o.o. amounting to PLN 232m. On 22 January 2003 Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise.

(PLN million)

In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying unconsolidated and consolidated condensed financial statements for 12 month period ended 31 December 2003.

3.9. Subsequent events

There were no subsequent events after the balance sheet date having a material influence on the consolidated condensed financial statements as at 31 December 2003.

3.10. Operating costs

	12 months ended 31 December 2003 (unaudited)	3 months ended 31 December 2003 (unaudited)	12 months ended 31 December 2002	3 months ended 31 December 2002 (unaudited)
Row materials and energy	11,005	2,883	10,331	2,876
Cost of goods for resale*	7,537	2,432	1,836	636
External services	1,789	526	1,539	515
Payroll and benefits (staff costs)	1,055	259	1,016	247
Depreciation and amortisation	1,236	326	1,160	301
Taxes and charges	263	61	239	24
Other	534	149	513	162
	23,419	6,636	16,634	4,761
Adjusted by:				
Change in inventories, deferred and accrued costs	188	205	(143)	51
Cost of products and services for own use	(101)	(34)	(64)	(16)
Operating costs	23,506	6,807	16,427	4,796

* The increase in cost of goods for resale in 12 and 3 month periods ended 31 December 2003 results from the acquisition of business in Germany, which sells goods for resale.

(PLN million)

3.11. Transformation for International Financial Reporting Standards purposes

The adjustments to the consolidated condensed financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	Net profit for 12 months ended 31 December 2003 (unaudited)	Net profit for 3 months ended 31 December 2003 (unaudited)	Net profit for 12 months ended 31 December 2002	Net profit for 3 months ended 31 December 2002 (unaudited)
PAS basis consolidated	1,069	264	479	103
Payments from profit for social activity	(4)	-	-	-
Borrowing costs capitalisation, net of depreciation	(68)	(29)	(25)	(16)
Amortisation of CPN goodwill	(10)	(2)	(11)	(3)
IFRS treatment of negative goodwill	17	4	8	2
Deferred tax on above	53	44	(17)	(21)
Other	(16)	(8)	(13)	(1)
IFRS consolidated	1,041	273	421	64

	Net assets as of 31 December 2003 (unaudited)	Net assets as of 31 December 2002
PAS basis consolidated	9,185	7,927
Payments from profit for social activity	-	-
Borrowing costs capitalisation, net of depreciation	458	526
CPN goodwill, net of depreciation	62	72
IFRS treatment of negative goodwill	(54)	(71)
Deferred tax on above	(87)	(140)
Other	-	15
IFRS consolidated	9,564	8,329

3.12. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 24 February 2004.

Signatures of the Members of the Management Board

....
President - Zbigniew Wróbel

....
Vice President – Jacek Strzelecki

....
Vice President - Sławomir Golonka

....
Vice President – Janusz Wiśniewski

....
Vice President - Andrzej Macenowicz

Financial Results of PKN ORLEN Group for Q4 2003, according to IFRS

Financial Highlights

ORLEN Group	12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		12 months ended Dec 31 2002		3 months ended Dec 31 2002 (unaudited data)		% change 12 months		% change 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Sales revenue	24,412	6,276	6,908	1,777	16,902	4,142	4,777	1,194	44.4%	51.5%	44.6%	48.8%
EBITDA[2]	2,564	659	539	139	1,891	463	362	90	35.6%	42.3%	48.9%	54.4%
Operating profit/(loss)	1,328	341	213	55	731	179	61	15	81.7%	90.5%	249.2%	266.7%
Financial expenses	378	97	56	14	220	54	-37	-9	71.8%	79.6%	-251.4%	-255.6%
Net profit (loss)	1,041	268	273	70	421	103	64	16	147.3%	160.2%	326.6%	337.5%
Net profit (loss) according to LIFO method	1,013	260	271	70	215	53	119	30	371.2%	390.6%	127.7%	133.3%
Operating cash flow	1,864	479	423	109	1,292	317	445	111	44.3%	51.1%	-4.9%	-1.8%

(1) *The following average exchange rates were used for the conversion of the amounts denominated in USD: 12 months of 2002: PLN 4.0811, 12 months of 2003: PLN 3.8898, 3 months of 2002: PLN 4.0017, 3 months of 2003: PLN 3.8864.*

(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*

- **Refining (Production + Wholesale):** Q4 2003 saw an increase in the segment's financial result, which grew by 82.7% in comparison with Q4 2002; the increase was attributable principally to high crack margins, and the implementation of efficiency-oriented initiatives.
- **Refining (Retail):** Reduction of the loss by PLN 40m in Q4 2003 as compared with Q4 2002, resulting mainly from an increase in the unit fuel margins and the non-fuel margin, as well as the growth in sales volume (operations in Germany).
- **Petrochemicals:** Improved result in 4Q 2003 relative to the analogous quarter of the previous year (up by 26.3%), driven by growth in demand for petrochemical products (fertilizers and polyvinyl chloride – Anwil SA).
- **Other Activities:** A 3.7% drop in revenue and concurrent increase in the segment's costs by 1.5% had an adverse impact on its financial result; Q4 2003 brought a loss of PLN 20m, versus a PLN 4m profit in Q4 2002.
- **Inland Premium:** Q4 2003 saw a PLN 52m (or 32.5%) decrease in the inland premium in relation to Q4 2002, following from a change in the pricing of fuel.
- **Profit on Sales:** a 27% increase in Q4 2003 in relation to Q4 2002, attributable mainly to the higher crack margins on fuel products, and a reduction of operating expenses accompanied by growth in sales of fuel.
- **Net Profit:** The Q4 2003 net profit stood at PLN 273m, having grown by 209m (or 326.6%) relative to the profit for Q4 2002; the growth was driven mainly by a high profit on sales and a reduction of corporate income tax charges (revaluation of provisions for deferred tax).
- **Net Operating Cash Flow:** A PLN 179m decrease in the funds generated in Q4 2003 compared with Q4 2002.
- **CAPEX:** Growth of CAPEX by PLN 102m in Q4 2003 over Q4 2002, the main contributing factor being intensified execution of investment projects in the refining and petrochemicals segments.
- **Operating Expenses Reduction Programme:** Reduction of the expenses provided for in the programme by PLN 46m in Q4 2003, relative to Q4 2002.
- **Value Based Management and Risk Management:** Both programmes are running as scheduled; since the beginning of 2004, the Company has been implementing a risk hedging policy.

Zbigniew Wróbel, President of the Management Board: *"For ORLEN, 2003 was a period of hard work and implementation of ambitious projects and investments, which brought about the expected results. Thanks to the favourable market conditions and the efforts and commitment of our management personnel we were able to earn a record-high after-tax profit in excess of PLN 1bn. The publication of this record data pushed our stock price up to an all-time high. We are very proud that investors have such high regard for what we do.*

The scope of the investment projects we executed last year, and the implementation of a range of programmes designed to tangibly enhance our operating efficiency, make us optimistic about the future.

It was yet another time we recorded a growth of the retail margin. It increased by 13% for fuels and by as much as 22% for non-fuel products. We completed the performance of the rebranding of our service stations planned for 2003. Currently, all outlets in our distribution network bear the ORLEN logo. Approximately 400 of them underwent comprehensive change of colours (brand). It is at those stations that the strongest growth in sales has been reported.

One of the most significant projects executed in 2003 was the upgrade of our Hydrocracker's capacity (from 2.6 to 3.4 m tonnes of crude oil a year), which made it one of the largest units of this type worldwide. Work is underway on a state-of-the-art batching unit for the ethanol additive to gasoline. Thanks to the on-going effort to ensure technological development of the production plant in Płock, and the stringent procedures we apply, ORLEN fuels already meet the quality standards which will not be effective in the EU states until 2005.

The progress of our leading project, that is the upgrade of the Ethylene Cracker II by ABB Lumus, is 70%. Its completion will contribute directly to an increase in the production of basic monomers (ethylene, propylene). The financial result as at the end of 2003 posted by Basell Orlen Polyolefins, a joint-venture company formed last year, was approx. 2.5 times higher than expected, which confirms that the decision to form the JV was a correct one, and bodes well for the future performance of this undertaking.

In 2003, we commenced modernisation of our storage depots in Mościska and Ostrów Wielkopolski. Modification and extension of these facilities will involve their adaptation to new environmental regulations. In addition, we used for the first time the unique underground fuel and crude oil tank farms in the caverns of the IKS Solino salt mine. The storage capacity of these facilities is 1,740,000 m^3 for crude oil and 815,000 m^3 for diesel oil.

With a view to achieving the goal of doubling the Company's value by 2006 through increased efficiency of the Company and the ORLEN Group, in 2003 we consistently implemented individual elements of the programme. The implementation of the Cost Cutting Programme, which began in July, brought measurable financial benefits to the Company in 2003. At the same time, we developed a complete implementation infrastructure and launched supporting programmes. The cost cutting in key areas resulted in efficiencies of PLN 144m, which is in line with the projections we published for this year. In addition, one of the supporting programmes, namely the Voluntary Retirement Scheme, is also producing material results (almost 400 declarations received), while pre-implementation work is underway on another one, Reorganisation of the Regional Structures. The initiatives pursued in the area of sales, procurement and logistics confirmed that there is further scope for efficiencies.

ORLEN Capital Group companies considerably improved their performance, with the net profit doubling. The total turnover of all consolidated companies exceeded PLN 39bn. Exclusive of intra-group transactions, the consolidated financial statements presented revenue in excess of PLN 33bn (according to the Polish Accounting Standards).

One of the most important events of 2003 was the launch of the industry consolidation process in Central and Eastern Europe in response to our initiatives. We signed a Memorandum of Understanding with MOL, an oil concern of Hungary, which opens the way to close cooperation, and further to the equity consolidation of the two companies. We have also placed bids in the privatisation processes of Unipetrol of the Czech Republic and Petrom of Romania. These initiatives are a part of our consistent efforts towards the strategic goal which is to ensure a stable position of PKN ORLEN at the core of a Central European refining and petrochemicals concern.

The Management Board will apply to the General Shareholders Meeting to pay out the dividend in the amount of PLN 200m, which means an almost four-fold increase as compared to the dividend paid out for 2002."

Financials by Area of Activity

Market Overview

In the fourth quarter of 2003, average price of Brent oil stood at USD 29.46/bbl, having gone up by USD 2.63/bbl (9.8%) in relation to the analogous period of the previous year. During the last three months of 2003, average market price of gasoline amounted to USD 290.42/t (a 9.0% increase over Q4 2002). In the same period, a rise was also recorded in the market prices of diesel oil and Ekoterm, to the level of USD 282.22/bbl and USD 268.36/bbl, respectively (or by 13.5% and 12.0%). The crack margins increased for gasoline, diesel oil and light fuel oil (increase of 5.5%, 28.2% and 22.3%, respectively, relative to Q4 2002). There was an increase in the level of refining margins as calculated based on Brent prices quoted in Western Europe (PVM report), from USD 1.84/bbl in Q4 2002 to USD 2.94/bbl in Q4 2003. The U.S. dollar weakened further against the Polish currency by 2.8% (from PLN 4.00/USD 1 in Q4 2002 to PLN 3.89/USD 1 in Q4 2003), while the euro strengthened by 15.5% (rise in the average exchange rate from PLN 4.00/EUR 1 in Q4 2002 to PLN 4.62/EUR 1 in Q4 2003).

According to the GUS (National Statistics Office) data, average annualised increase in consumer prices in 2003 was down on 2002 (0.8% against 1.9%), and lower than assumed in the Polish Budget Act (by 1.5 pt). On the other hand, 2003 saw a growth in average annualised dynamics of transport prices (4.5% growth, compared with 1.1%) and the prices of fuel for private vehicles (7.9% growth compared with a drop by 0.8%).

In 2003, the Producer Price Index went up by 8.7% relative to 2002 (compared with a 1.5% growth in 2002). The increase in industrial output in the fourth quarter of 2003 (12.1%) was much stronger than in the preceding periods.

Based on the data provided by Samar, as a result of the rebound on the automotive market in 2003, 358,414 new vehicles were sold in Poland (37,637 in December alone), which is 16.3% more than in 2002. Fuel consumption in Poland over the four quarters of 2003 is estimated to have grown by 5.9% relative to the analogous period of 2002. The growth in Q4 2003 as compared with Q4 2002 was 9.6%.

The dynamics of fuel sales on the domestic market throughout 2003 was lower than the dynamics of consumption, which was a consequence of the aggressive pricing war waged by the competition in the first quarter of 2003 and the resultant significant drop in sales.

Refining Segment (Production + Wholesale)

Refining Segment (Production + Wholesale)	12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		12 months ended Dec 31 2002		3 months ended Dec 31 2002 (unaudited data)		% change 12 months		% change 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Revenue, including:	15,798	4,062	4,372	1,125	14,570	3,570	4,188	1,047	8.4%	13.8%	4.4%	7.4%
Revenue on sales to third parties	10,066	2,588	2,890	744	9,517	2,332	2,788	697	5.8%	11.0%	3.7%	6.7%
Intra-company revenue *	5,732	1,474	1,482	381	5,053	1,238	1,400	350	13.4%	19.1%	5.9%	8.9%
Cost and expenses	14,571	3,746	4,118	1,060	13,778	3,376	4,049	1,012	5.8%	11.0%	1.7%	4.7%
Result **	**1,227**	**316**	**254**	**65**	**792**	**194**	**139**	**35**	**54.9%**	**62.9%**	**82.7%**	**85.7%**
Sales to third parties (thousand tonnes)***	8,419		2,473		9,763		2,753		-13.8%		-10.2%	
Sales of products to third parties (thousand tonnes)	8,416		2,473		8,619		2,310		-2.4%		7.1%	

**) Revenue includes transfers to the retail segment in the amount of: 12 months of 2002: PLN 2,432m, 12 months of 2003: PLN 2,414m, 3 months of 2002: PLN 619m, 3 months of 2003: PLN 216m.*

***) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

****) Products including crude oil.*

The Q4 2003 result in refining was PLN 254m, up from PLN 139m in the analogous period of 2002. The increase was driven by higher revenue in the segment (up by 4.4%). In Q4 2003, the volume of diesel oil sold to third parties grew by 16.6%, which was accompanied by a 5.5% drop in sales of gasoline in comparison with Q4 2002. Sales volume of light products was up by 4.5% in aggregate. As in the preceding periods, the drop in sales of gasoline was a result of lower sales to Western European concerns as compared with the preceding year. The material growth in the sales volume of diesel oil is due in a large part to increased consumption of this type of fuel in Poland relative to 2002 (up by approx. 20.0%). Other drivers of the growth in sales of diesel oil produced in Poland were a temporary shut-down of the MOZYR refinery, the largest producer of diesel oil imported to the Polish market, and an increase in the number of vehicles using this type of fuel.

The lower volume of total sales to third parties in Q4 2003 (down by 10.2% relative to Q4 2002) followed chiefly from discontinued sales of crude oil. If this factor is eliminated, the quarterly sales volume of the segment is up by 7.1% on Q4 2002. The growth in volumes of products sold was coupled with increased revenue on sales to third parties, which was possible thanks to higher market prices of fuel in Q4 2003 (as compared with the analogous period of 2002) in the following product groups: gasoline – up by 9.0%, diesel oil – up by 13.5%, and Ekoterm – up by 12.0%. The increase in prices was accompanied by growth of crack margins on these products (5.5% for gasoline, 28.2% for diesel oil and 22.3% for Ekoterm).

The Q4 2003 result of the segment computed in accordance with the LIFO method would be lower by PLN 3m (PLN 251m), while in the corresponding period of 2002 it would be higher by PLN 76m (PLN 215m).

After four quarters of 2003, the result of the segment stood at PLN 1,227m, which translates into an increase of PLN 435m (54.9%) over 2002. The main factor contributing to such a strong growth was the result for the first quarter of 2003: PLN 501m.

Refining (Retail)

Refining (Retail)	12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		12 months ended Dec 31 2002		3 months ended Dec 31 2002 (unaudited data)		% change 12 months		% change 3 months	
Results according to IFRS	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**
Revenue, including:	11,092	2,852	3,174	817	4,124	1,010	1,064	266	169.0%	182.4%	198.3%	207.1%
Revenue on sales to third parties	10,651	2,738	3,043	783	4,118	1,009	1,062	266	158.6%	171.4%	186.5%	194.4%
Intra-company revenue	441	114	131	34	6	1	2	0	7250.0%		6450.0%	
Cost and expenses	11,025	2,835	3,184	820	4,123	1,010	1,114	278	167.4%	180.7%	185.8%	195.0%
Result*	**67**	**17**	**-10**	**-3**	**1**	**0**	**-50**	**-12**				
Sales to third parties (thousand tonnes)	3,864		1,049		2,189		539		76.5%		94.6%	

***)** *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's revenue in Q4 2003 rose by PLN 2,110m (198.3%) in comparison with Q4 2002, while the cost and expenses increased by PLN 2,070m (185.8%). The higher revenue is attributable to the growth in sales volume (94.6%), mainly due to the first-time consolidation of our German operations. The Q4 2003 sales revenue of the German companies was PLN 1,918m.

Based on restated figures (elimination of the effect of the German operations: 450 thousand tonnes), the fourth quarter of 2003 saw a growth in retail sales by 59.4 thousand tonnes, or 11.0%, on the corresponding quarter of 2002.

Owing to the Group's companies acting as Authorised Fuel Oil Resellers and the operations of our companies in Germany, the sales volume of Ekoterm in this segment went up by 89.8%.

In Q4 2003, PKN ORLEN's unit retail margins on individual types of fuel and LPG increased on average by 6.3%, as compared with Q4 2002. At the same time, the non-fuel margin at PKN ORLEN rose by 7.5%. The Group's sales revenue on non-fuel goods stood at PLN 208m in Q4 2003, which means an 11.2% growth on the analogous period of 2002.

A further rise (by 38.5% on Q4 2002) was seen in retail sales of fuel under the FLOTA loyalty programme, which was due to a range of promotional activities organised by PKN ORLEN. At the same time, the share of retail sales of fuel under the VITAY programme in the total sales shrank slightly, by 4.8%.

The factors described above brought the segment's loss down to PLN 10m in Q4 2003, which is an improvement of PLN 40m relative to Q4 2002, when it amounted to PLN 50m. The operations in Germany, commenced in March 2003, generated an operating loss of PLN 16m in Q4 2003.

After four quarters of 2003, the segment's result amounted to PLN 67m, while in 2002 it was PLN 1m.

Petrochemicals

Petrochemicals	12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		12 months ended Dec 31 2002		3 months ended Dec 31 2002 (unaudited data)		% change 12 months		% change 3 months	
Results according to IFRS	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**
Revenue, including:	4,545	1,168	1,164	299	4,166	1,021	1,171	293	9.1%	14.4%	-0.6%	2.0%
Revenue on sales to third parties	3,145	809	795	204	2,870	703	795	199	9.6%	15.1%	0.0%	2.5%
Intra-company revenue	1,400	359	369	95	1,296	318	376	94	8.0%	12.9%	-1.9%	1.1%
Cost and expenses	4,127	1,061	1,092	281	3,966	972	1,114	278	4.1%	9.2%	-2.0%	1.1%
Result*	**418**	**107**	**72**	**18**	**200**	**49**	**57**	**14**	**109.0%**	**118.4%**	**26.3%**	**28.6%**
Sales to third parties (thousand tonnes)	2,204		563		2,028		550		8.7%		2.4%	

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q4 2003 was PLN 72m, while in the corresponding quarter of 2002 it stood at PLN 57m. The revenue on petrochemicals was lower by PLN 7m (0.6%). The fact that the value of sales of petrochemicals was lower in Q4 2003 in comparison with Q4 2002 followed from a change in the sales structure, related to the establishment of Basell Orlen Polyolefins Sp. z o.o., which took over the production and trading in polyethylene and polypropylene. The shares in Basell Orlen Polyolefins Sp. z o.o. are accounted for in the consolidated financial statements with the equity method.

In the period under review, a significant rise was seen in the value of sales of ammonium nitrate (34.8%) and CANWIL (50.0%), which was attributable to the low stocks of fertilisers in Poland, uncertainty as to a change concerning value-added tax on agricultural products, and the limitation of imports from Ukraine and Russia. The continued favourable conditions in the construction industry, fuelled by the plans to introduce value-added tax on construction materials as of 2004, pushed up the value of sales of polyvinyl chloride (12.4%).

After four quarters of 2003, the segment's result was PLN 418m, up by 109.0% on the result generated in the analogous period of 2002. A major part of the amount is attributable to the recognition of the difference on the valuation of the contribution to Basell Orlen Polyolefins Sp. z o.o. Following the contribution of an organised part of enterprise to Basell Orlen Polyolefins Sp. z o.o., a profit of PLN 112m was disclosed in the financial accounts of the ORLEN Group in 2003. The figure represents 50% of the difference between the book value of the contributed assets and liabilities and the fair value of the acquired shares.

Other Activities

Other activities	12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		12 months ended Dec 31 2002		3 months ended Dec 31 2002 (unaudited data)		% change 12 months		% change 3 months	
Results according to IFRS	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**
Revenue, including:	1,653	425	444	114	1,639	402	461	115	0.9%	5.7%	-3.7%	-0.9%
Revenue on sales to third parties	550	141	180	46	397	97	132	33	38.5%	45.4%	36.4%	39.4%
Intra-company revenue	1,103	284	264	68	1,242	305	329	82	-11.2%	-6.9%	-19.8%	-17.1%
Cost and expenses	1,628	419	464	119	1,594	391	457	114	2.1%	7.2%	1.5%	4.4%
Result*	**25**	**6**	**-20**	**-5**	**45**	**11**	**4**	**1**	**-44.4%**	**-45.5%**		
Sales to third parties (thousand tonnes)	93		29		115		37		-19.1%		-21.6%	

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and the provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were established as part of the restructuring process, and the IKS Solino salt mine. In January 2003, the segment was expanded to include ORLEN Laboratorium Sp. z o.o., spun-off from PKN ORLEN. Before the spin-off, the costs related to the laboratory's operations had been spread across various segments

In the fourth quarter of 2003, the segment generated a loss of PLN 20m. To compare, the result for the corresponding period of 2002 was a profit of PLN 4m. The deterioration followed from a drop in the segment's revenue (3.7%) and higher costs (1.5%).

After four quarters of 2003, the segment reported a profit of PLN 25m, down by 44.4% on the profit for 2002.

Financial Review

Profit and Loss Account

The profit on sales for Q4 2003 was PLN 1,133m, and was higher by PLN 248m, or 28.0%, than the result reported for the analogous period of the previous year. It is attributable to the growth of sales revenue (an increase of PLN 2,131m) being higher than that of cost of sales (an increase of PLN 1,883m). The decidedly largest improvement was seen in the refining (retail) segment, where the sales to third parties grew by PLN 1,981m (186.5%). The amount of revenue generated by this segment was essentially affected by the consolidation of sales of our companies operating in Germany. The value of sales in the refining (retail) segment rose by PLN 102m (3.7%) in the fourth quarter of 2003, compared with the analogous period of 2002. The sales to third parties in the petrochemicals segment stayed flat.

In the fourth quarter of 2003, the cost of sales grew by PLN 84m (14.5%) relative to Q4 2002, and stood at PLN 664m. This is attributable chiefly to the inclusion into the Group in 2003 of the German operations, whose cost of sales in Q4 2003 was PLN 146m. The cost of sales of PKN ORLEN in Q4 2003 decreased by approximately 32.0% in comparison with the corresponding quarter of 2002, thanks to the Cost Cutting Programme. At the same time, in Q4 2003 the general administrative expenses grew by PLN 27m (12.5%) on Q4 2002, and reached PLN 243m.

We recorded a loss on other operating activities in Q4 2003, at PLN 13m (in Q4 2002: PLN 28m).

Financial income in the fourth quarter of 2003 stood at PLN 53m, and was lower by PLN 43m in comparison with Q4 2002, the reason being the recognition in financial income for the fourth quarter of the previous year of the PLN 58m gain on disposal of LG Perto Bank SA shares. At the same time, the Group recorded a PLN 93m rise in financial expenses.

The share of undertakings consolidated with the equity method in the financial result was PLN 7m in Q4 2003, relative to PLN 1m in 2002.

In Q4 2003, the income tax's effect on the financial result was positive at PLN 66m, following chiefly from the revaluation of provisions for deferred income tax to 19.0%.

The above factors produced a net profit for Q4 2003 at PLN 273m, up by PLN 209m (326.6%) on Q4 2002.

The net profit for the four quarters of 2003 amounted to PLN 1,041m, and was higher by PLN 620m (147.3%) than the profit for the analogous period of 2002.

Balance Sheet

As at the end of the fourth quarter of 2003, the total assets amounted to PLN 17,186m, up by 14.0% relative to December 31st 2002. The fixed assets increased by PLN 937m (9.5%) in comparison with December 31st 2002, and reached PLN 10,751m, chiefly on the increase in tangible fixed assets and in shares and equity interests in the undertakings consolidated with the equity method, by PLN 745m and PLN 296m, respectively, in relation to their value as at December 31st 2002. This strong rise in the value of shares and equity interests in companies consolidated with the equity method results mainly from the contribution in kind and acquisition of the financial assets of Basell Orlen Polyolefins Sp. z o.o. (PLN 342m). As at the end of the fourth quarter of 2003, the value of current assets grew from PLN 5,259m as at December 31st 2002 to PLN 6,435. This was chiefly a result of the increase in trade debtors and other accounts receivable by PLN 522m (25.1%) and in cash by PLN 384m (215.7%).

Shareholders' equity stood at PLN 9,564m as at the end of Q4 2003, up by PLN 1,235m, or 14.8%, in relation to the end of 2002. The main contributing item was a higher retained profit (PLN 982m). Long-term liabilities amounted to PLN 2,726m, and rose by PLN 1,317m in comparison with the end of 2002, notably due to an increase in liabilities on loans (by PLN 1,434m). On the other hand, short-term liabilities fell from PLN 4,923m as at the end of 2002 to PLN 4,467m as at December 31st 2003, the main contributing factor being lower debt under loans (by PLN 966m), accompanied by growth in liabilities, accruals and deferred income (by PLN 511m). The Group's total debt (loans, borrowings, and securities) reached PLN 3,031m as at December 31st 2003, which means a PLN 468m rise as compared with the end of 2002.

Cash Flow

The Q4 2003 net operating cash flow stood at PLN 266m, which means a PLN 179m reduction relative to the analogous quarter of 2002, attributable mainly to lower liabilities and overpaid income tax.

The overall decrease in operating cash in Q4 2003 was PLN 471m. In 2002, we reported a PLN 64m rise in operating cash in the analogous period.

Investment cash outflow amounted to PLN 230m in Q4 2003, down by PLN 51m on the corresponding quarter of the previous year. The fall follows chiefly from the balance of loans advanced and repaid. In Q4 2003, it stood at PLN 83m (including repayment of a PLN 98m loan by Polkomtel SA).

In Q4 2003, the Group recorded a negative net financing cash flow of PLN 123m; in the corresponding quarter of 2002 it was also negative – at PLN 183m. Such amount of the outflow was attributable to the change in the amount of debt on loans and borrowings contracted by the Group. In the fourth quarter of 2003, the net outflow on contracted and repaid loans and borrowings stood at PLN 103m, while in Q4 2002 it was PLN 146m.

The total cash at the end of the fourth quarter of 2003 was PLN 562m, up by PLN 384m on the analogous period of 2002.

After four quarters of 2003, operating cash flow amounted to PLN 1,707m, or 32.1% more than in the corresponding period of 2002. The increase was driven by such factors as:

- higher net profit,
- trend reversal in the liabilities,
- smaller increase in stocks compared with 2002.

Net investing cash outflow after four quarters of 2003 was PLN 1,381m. The most significant items which produced this figure were the outflow on the acquisition of tangible fixed assets and the funds expended on the acquisition of the companies operating in Germany.

The net inflow on loans grew by PLN 2,816m over the four quarters of 2003 as compared with 2002, mainly as a result of the Syndicated Dual Currency Loan Agreement signed in July 2003, whereby we contracted a loan of EUR 115m and USD 218m.

APPENDIX I

PKN ORLEN
CONSOLIDATED ABBREVIATED PROFIT AND LOSS ACCOUNTS
for the periods of 12 and 3 months ending on December 31st 2003 and December 31st 2002 (PLNm)

ITEM	12 months ended Dec 31 2003 (unaudited)	3 months ended Dec 31 2003 (unaudited)	12 months ended Dec 31 2002	3 months ended Dec 31 2002 (unaudited)	% change 12 months	% change 3 months
Sales revenue	24,412	6,908	16,902	4,777	44.4%	44.6%
Cost of sales	19,986	5,775	13,455	3,892	48.5%	48.4%
Profit (loss) on sales	**4,426**	**1,133**	**3,447**	**885**	**28.4%**	**28.0%**
Other operating income	**422**	**112**	**256**	**80**	**64.8%**	**40.0%**
Selling costs	2,259	664	1,787	580	26.4%	14.5%
General and administrative expenses	934	243	891	216	4.8%	12.5%
Other net operating expenses	327	125	294	108	11.2%	15.7%
Operating profit (loss)	**1,328**	**213**	**731**	**61**	**81.7%**	**249.2%**
Financial income	289	53	211	96	37.0%	-44.8%
Financial expenses	378	56	220	-37	71.8%	-251.4%
Share in profit (loss) of undertakings consolidated with equity method	49	7	13	1	276.9%	600.0%
Pre-tax profit (loss)	**1,288**	**217**	**735**	**195**	**75.2%**	**11.3%**
Corporate income tax	210	-66	285	128	-26.3%	-151.6%
Net profit (loss)	1,078	283	450	67	139.6%	322.4%
Profit (loss) attributable to minority interests	37	10	29	3	27.6%	233.3%
Net profit (loss)	**1,041**	**273**	**421**	**64**	**147.3%**	**326.6%**

APPENDIX II

PKN ORLEN
CONSOLIDATED ABBREVIATED BALANCE SHEETS
as at December 31st 2003 and December 31st 2002
(PLNm)

ITEM	Dec 31 2003 (unaudited)	Dec 31 2002	% change
ASSETS			
Fixed assets			
Tangible fixed assets	9,834	9,089	8.2%
(Negative) goodwill	-274	-222	23.4%
Intangible fixed assets	121	107	13.1%
Financial assets	542	601	-9.8%
Shares and equity interests in undertakings consolidated with equity method	495	199	148.7%
Deferred tax assets	15	25	-40.0%
Other fixed assets	18	15	20.0%
Total fixed assets	**10,751**	**9,814**	9.5%
Current assets			
Stocks	3,059	2,868	6.7%
Trade debtors and other accounts receivable	2,602	2,080	25.1%
Taxes receivable	65	32	103.1%
Short-term securities	67	44	52.3%
Prepayments	80	57	40.4%
Cash and cash equivalents	562	178	215.7%
Total current assets	**6,435**	**5,259**	22.4%
Total assets	**17,186**	**15,073**	14.0%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534	525	1.7%
Reserve funds	1,359	1,174	15.8%
Revaluation capital reserve	856	859	-0.3%
Currency-translation differences on subsidiary undertakings	62	0	
(Accumulated loss)/retained profit brought forward	6,753	5,771	17.0%
Total shareholders' equity	**9,564**	**8,329**	14.8%
Minority interests	**429**	**412**	4.1%
Long-term liabilities			
Loans and borrowings	1,836	402	356.7%
Provisions	587	576	1.9%
Deferred income tax provisions	303	431	-29.7%
Total long-term liabilities	**2,726**	**1,409**	93.5%

Short-term liabilities			
Liabilities and accrued expenses	3,258	2,747	18.6%
Corporate income tax payable	0	0	
Loans and borrowings	1,195	2,161	-44.7%
Deferred income	14	15	-6.7%
Total short-term liabilities	**4,467**	**4,923**	-9.3%
Total shareholders' equity and liabilities	**17,186**	**15,073**	14.0%

APPENDIX III

PKN ORLEN
CONSOLIDATED ABBREVIATED CASH FLOW STATEMENTS
for the periods of 12 and 3 months ending on December 31st 2003 and December 31st 2002 (PLNm)

ITEM	12 months ended Dec 31 2003 (unaudited)	3 months ended Dec 31 2003 (unaudited)	12 months ended Dec 31 2002	3 months ended Dec 31 2002 (unaudited)	% change 12 months	% change 3 months
Net operating cash flow						
Net profit (loss)	1,041	273	421	64	620	209
Total adjustments:						
Profit (loss) attributable to minority interests	37	10	29	3	8	7
Share in profit (loss) of undertakings consolidated with equity method	-48	-6	-13	-1	-35	-5
Depreciation and amortisation	1,207	317	1,130	293	77	24
Net dividends and interest	29	0	128	19	-99	-19
Corporate income tax as disclosed in profit and loss account	210	-66	285	128	-75	-194
(Profit) loss on investment activities	24	26	-80	-61	104	87
Decrease / (increase) in accounts receivable	-114	114	-171	300	57	-186
Decrease / (increase) in stocks	-158	-45	-668	-250	510	205
(Decrease) / increase in liabilities and accrued expenses	-111	-237	382	31	-493	-268
(Decrease) / increase in provisions	-8	22	29	16	-37	6
Other adjustments	11	26	49	-2	-38	28
Corporate income tax paid	-413	-168	-229	-95	-184	-73
Net operating cash	**1,707**	**266**	**1,292**	**445**	**415**	**-179**
Investing cash flow						
Acquisition of intangible and tangible fixed assets	-1 337	-408	-967	-317	-370	-91
Disposal of tangible fixed assets	40	17	38	5	2	12
Disposal of assets available for sale	17	11	106	91	-89	-80
Acquisition of assets available for sale	-56	-16	-65	-21	9	5
Acquisition of businesses in Germany less total acquired cash and cash equivalents	-269	23	0	0	-269	23
Purchase of short-term securities	-62	-20	-267	-58	205	38
Disposal of short-term securities	55	31	235	38	-180	-7
Dividends and interest received	85	14	34	9	51	5
Loans/borrowings advanced/repaid	83	83		0	83	83
Other	63	35	-22	-28	85	63
Net investing cash outflow	**-1,381**	**-230**	**-908**	**-281**	**-473**	**51**

Financing cash flow						
Increase in long- and short-term loans and borrowings	4,502	926	1,686	354	2,816	572
Decrease in long- and short-term loans and borrowings	-4,257	-1,029	-1,879	-500	-2,378	-529
Interest paid	-116	-14	-156	-31	40	17
Other	-59	0	-50	0		
Dividend paid to shareholders	-12	-6	-10	-6	-2	0
Net financing cash inflow/(outflow)	**58**	**-123**	**-409**	**-183**	**467**	**60**
Change in net cash	**384**	**-87**	**-25**	**-19**	**409**	**-68**
Cash at beginning of period	**178**	**649**	**203**	**197**	**-25**	**452**
Cash at end of period	**562**	**562**	**178**	**178**	**384**	**384**

APPENDIX IV

PKN ORLEN
KEY FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 12 and 3 months
ending on December 31st 2003 and December 31st 2002
(PLNm)

ITEM	12 months ended Dec 31 2003 (unaudited)	3 months ended Dec 31 2003 (unaudited)	12 months ended Dec 31 2002	3 months ended Dec 31 2002 (unaudited)	% change 12 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	10,066	2,890	9,517	2,788	5.8%	3.7%
Refining (retail)	10,651	3,043	4,118	1,062	158.6%	186.5%
Petrochemicals	3,145	795	2,870	795	9.6%	0.0%
Other activities	550	180	397	132	38.5%	36.4%
TOTAL	**24,412**	**6,908**	**16,902**	**4,777**	**44.4%**	**44.6%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	1,227	254	792	139	54.9%	82.7%
Refining (retail)	67	-10	1	-50	6600.0%	-80.0%
Petrochemicals	418	72	200	57	109.0%	26.3%
Other activities	25	-20	45	4	-44.4%	-600.0%
Exclusions	-1	-1	0	1	-	-
Total of non-attributed items	-408	-82	-307	-90	32.9%	-8.9%
TOTAL	**1,328**	**213**	**731**	**61**	**81.7%**	**249.2%**
EXPENDITURE ON FIXED ASSETS						
Refining (production + wholesale)	486	90	421	96	15.4%	-6.3%
Refining (retail)	270	116	133	59	103.0%	96.6%
Petrochemicals	534	176	183	93	191.8%	89.2%
Other activities	128	39	183	77	-30.1%	-49.4%
Total of non-attributed items	35	8	28	2	25.0%	300.0%
TOTAL	**1,453**	**429**	**948**	**327**	**53.3%**	**31.2%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	658	177	639	166	3.0%	6.6%
Refining (retail)	176	51	115	29	53.0%	75.9%
Petrochemicals	198	48	208	59	-4.8%	-18.6%
Other activities	168	41	165	39	1.8%	5.1%
Total of non-attributed items	36	9	33	8	9.1%	12.5%
TOTAL	**1,236**	**326**	**1,160**	**301**	**6.6%**	**8.3%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY OPERATING DATA

for the periods of 12 and 3 months

ending on December 31st 2003 and December 31st 2002

(tonnes)

ITEM	12 months ended Dec 31 2003	3 months ended Dec 31 2003	12 months ended Dec 31 2002	3 months ended Dec 31 2002	% change 12 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**12,272**	**3,153**	**13,040**	**3,438**	**-5.9%**	**-8.3%**
REFINERY OUTPUT						
Gasoline	2,768,804	747,843	2,978,906	746,078	-7.1%	0.2%
Diesel oil	3,101,491	815,914	3,076,435	713,046	0.8%	14.4%
Fuel oil (III)	710,973	189,293	959,561	209,229	-25.9%	-9.5%
Ekoterm	1,531,261	430,115	1,704,637	578,488	-10.2%	-25.6%
Jet A-1	299,288	108,756	262,938	68,987	13.8%	57.6%
LPG	211,476	53,624	207,395	59,874	2.0%	-10.4%
Other refining products	1,446,569	365,527	1,248,212	332,226	15.9%	10.0%
TOTAL	**10,069,862**	**2,711,072**	**10,438,084**	**2,707,928**	**-3.5%**	**0.1%**
SALES OF REFINING PRODUCTS						
Gasoline	3,672,628	999,796	3,121,691	773,583	17.6%	29.2%
Diesel oil	3,818,591	1,088,748	3,128,075	806,539	22.1%	35.0%
Fuel oil (III)	546,426	159,904	1,043,778	182,041	-47.6%	-12.2%
Ekoterm	1,785,824	527,314	1,585,094	489,312	12.7%	7.8%
Jet A-1	308,430	105,285	267,944	70,226	15.1%	49.9%
LPG	319,384	77,992	301,850	80,652	5.8%	-3.3%
Other refining products	1,829,333	562,873	1,359,237	446,522	34.6%	26.1%
TOTAL	**12,280,616**	**3,521,912**	**10,807,669**	**2,848,875**	**13.6%**	**23.6%**
PETROCHEMICAL OUTPUT						
Polyethylene	26,868	0	156,774	40,725	-82.9%	-100.0%
Polypropylene	25,104	0	142,817	39,090	-82.4%	-100.0%
Ethylene	139,974	41,993	11,859	2,677	1080.3%	1468.7%
Glycol	96,666	21,372	115,870	27,916	-16.6%	-23.4%
Propylene	201,000	56,943	81,551	18,758	146.5%	203.6%
Ammonium nitrate	435,561	119,906	416,481	79,499	4.6%	50.8%
CANWIL	332,715	98,920	292,632	71,672	13.7%	38.0%
Polyvinyl chloride (PVC)	216,940	53,589	209,359	51,987	3.6%	3.1%
Other petrochemical products	646,944	167,598	645,616	183,635	0.2%	-8.7%
TOTAL	**2,121,772**	**560,321**	**2,072,959**	**515,959**	**2.4%**	**8.6%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	48,128	5,980	159,372	41,055	-69.8%	-85.4%
Polypropylene	45,909	4,125	141,440	37,805	-67.5%	-89.1%
Ethylene	135,307	38,618	9,560	1,406	1315.3%	2646.7%
Glycol	95,045	19,585	115,296	25,948	-17.6%	-24.5%
Propylene	192,513	53,247	81,758	20,414	135.5%	160.8%
Ammonium nitrate	473,819	129,915	389,133	104,877	21.8%	23.9%
CANWIL	338,888	104,721	282,998	84,621	19.7%	23.8%

Polyvinyl chloride (PVC)	210,701	46,334	204,654	45,597	3.0%	1.6%
Other petrochemical products	663,390	160,658	643,721	187,982	3.1%	-14.5%
TOTAL	**2,203,700**	**563,183**	**2,027,932**	**549,705**	**8.7%**	**2.5%**

APPENDIX VI

PKN ORLEN
SALES OF MAIN PRODUCTS

for the periods of 12 and 3 months

ending on December 31st 2003 and December 31st 2002

(tonnes)

Sales of light products in the ORLEN Group (by volume)	12 months ended Dec 31 2003	3 months ended Dec 31 2003	12 months ended Dec 31 2002	3 months ended Dec 31 2002	% change 12 months	% change 3 months
Wholesale of main light products, including:	**5,823,059**	**1,699,565**	**5,989,205**	**1,626,027**	**-2.8%**	**4.5%**
Gasoline	1,595,821	440,689	1,863,090	466,401	-14.3%	-5.5%
Diesel oil	2,373,872	703,894	2,285,469	603,730	3.9%	16.6%
Jet A-1	308,430	105,285	267,944	70,226	15.1%	49.9%
Ekoterm	1,544,936	449,697	1,572,702	485,670	-1.8%	-7.4%
Retail sales of engine fuels, including:	**3,623,038**	**970,872**	**2,176,369**	**534,965**	**66.5%**	**81.5%**
Gasoline	2,076,807	559,107	1,258,601	307,182	65.0%	82.0%
Diesel oil	1,444,719	384,854	842,606	202,809	71.5%	89.8%
LPG	101,512	26,911	75,162	24,974	35.1%	7.8%
Total sales of fuels, including:	**9,904,857**	**2,799,135**	**8,404,654**	**2,220,312**	**17.8%**	**26.1%**
Engine fuels	8,119,033	2,271,821	6,819,560	1,731,000	19.1%	31.2%

Form SA-QSr IV/2003
(quarter/year)

(for manufacturing, contracting, trading and service industry issuers)

According to § 57 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna publishes consolidated quarterly report for IVQ 2003

26 February 2004
(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	IV quarters cumulative from 1.1.2003 to 31.12.2003	IV quarters cumulative from 1.1.2002 to 31.12.2002	IV quarters cumulative from 1.1.2003 to 31.12.2003	IV quarters cumulative from 1.1.2002 to 31.12.2002
I. Net sales of finished products, goods for resale and materials	33 720 937	26 328 379	7 582 169	5 919 949
II. Operating profit	1 365 684	758 613	307 075	170 574
III. Profit before taxation	1 313 025	772 432	295 234	173 682
IV. Net profit	1 068 529	479 335	240 259	107 779
V. Cash flow from operating activities	1 610 890	1 362 128	362 209	306 275
VI. Cash flow used in investing activities	(1 245 628)	(935 707)	(280 080)	(210 394)
VII. Cash flow used in / from financing activities	15 404	(449 002)	3 464	(100 958)
VIII. Net cash flow	380 666	(22 581)	85 593	(5 078)
IX. Total assets	17 020 115	14 783 526	3 608 250	3 134 095
X. Liabilities and provisions for liabilities	7 106 184	6 186 620	1 506 505	1 311 558
XI. Long term liabilities	1 873 313	424 009	397 141	89 890
XII. Short term liabilities	4 292 824	4 807 099	910 075	1 019 101
XIII. Equity	9 184 775	7 927 014	1 947 165	1 680 520
XIV. Share capital	534 636	525 221	113 342	111 346
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (in PLN/EUR)	2.50	1.14	0.56	0.26
XVII. Net book value per share (in PLN/EUR)	21.47	18.87	4.55	4.00
XVIII. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	as at 31.12.2003 end of quarter (current year)	as at 30.09.2003 end of previous quarter (current year)	as at 31.12.2002 end of quarter (previous year)	as at 30.09.2002 end of previous quarter (previous year)
Assets				
I. Fixed assets	10 659 635	10 500 156	9 624 062	9 620 946
1. Intangible fixed assets, including:	93 208	96 571	90 794	90 298
- goodwill	10 211	11 001	435	154
2. Goodwill on consolidation of subordinated entities	20 653	22 011	26 070	12 741
3. Tangible fixed assets	9 321 123	9 083 422	8 521 021	8 495 433
4. Long term receivables	18 084	10 337	14 873	17 428
4.1. From subordinated entities	1 402	561	586	-
4.2. From other entities	16 682	9 776	14 287	17 428
5. Long term investments	1 034 142	1 099 164	790 892	812 215
5.1. Real estate	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 034 142	1 099 164	790 892	812 215
a) in subordinated entities, including:	492 540	480 362	189 415	178 294
- shares in subordinated entities accounted for on an equity basis	455 774	444 628	70 018	68 338
- shares in unconsolidated subsidiaries and joint venture entities	36 765	35 734	34 300	25 952
b) in other entities	541 602	618 802	601 477	633 921
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	172 425	188 651	180 412	192 831
6.1. Deferred tax assets	15 142	19 618	24 570	30 124
6.2. Prepayments and deferred costs	157 283	169 033	155 842	162 707
II. Current assets	6 360 480	6 474 670	5 159 464	5 215 280
1. Inventories	3 041 747	2 989 216	2 851 225	2 597 931
2. Short term receivables	2 230 397	2 313 836	1 610 546	1 908 750
2.1. From subordinated entities	118 283	130 626	18 281	113 784
2.2. From other entities	2 112 114	2 183 210	1 592 265	1 794 966
3. Short term investments	718 310	724 609	246 859	238 371
3.1. Short term financial assets	717 809	724 108	246 357	238 371
a) in subordinated entities	-	227	-	300
b) in other entities	156 049	74 762	68 167	41 326
c) cash and cash equivalents	561 760	649 119	178 190	196 745
3.2. Other short term investments	501	501	502	-
4. Short term prepayments and deferred costs	370 026	447 009	450 834	470 228
Total assets	17 020 115	16 974 826	14 783 526	14 836 226

in PLN thousand

CONSOLIDATED BALANCE SHEET	as at 31.12.2003 end of quarter (current year)	as at 30.09.2003 end of previous quarter (current year)	as at 31.12.2002 end of quarter (previous year)	as at 30.09.2002 end of previous quarter (previous year)
Liabilities				
I. Equity	9 184 775	8 712 643	7 927 014	7 867 066
1. Share capital	534 636	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 468 026	6 280 049	5 757 678	5 747 931
5. Revaluation reserve	674 685	670 534	722 745	767 021
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities	62 366	54 040	9	12
8. Undistributed profit from previous years	323 057	324 260	388 550	397 118
9. Net profit	1 068 529	805 063	479 335	376 287
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	427 820	421 297	410 890	418 820
III. Negative goodwill on subordinated entities	301 336	241 270	259 002	269 145
IV. Liabilities and provisions for liabilities	7 106 184	7 599 616	6 186 620	6 281 195
1. Provisions for liabilities	803 331	821 402	866 566	808 738
1.1. Provision for deferred tax	216 620	255 637	290 463	249 320
1.2. Retirement benefits and similar provisions	158 588	148 308	150 396	138 538
a) long term	137 359	130 111	128 123	118 027
b) short term	21 229	18 197	22 273	20 511
1.3. Other provisions	428 123	417 457	425 707	420 880
a) long term	344 598	325 162	328 192	344 246
b) short term	83 525	92 295	97 515	76 634
2. Long term liabilities	1 873 313	1 398 354	424 009	1 339 383
2.1. To subordinated entities	8 751	263	-	-
2.2. To other entities	1 864 562	1 398 091	424 009	1 339 383
3. Short term liabilities	4 292 824	5 277 948	4 807 099	4 041 799
3.1. To subordinated entities	44 509	66 457	81 662	35 564
3.2. To other entities	4 201 415	5 160 350	4 679 509	3 954 752
3.3. Special funds	46 900	51 141	45 928	51 483
4. Accruals and deferred income	136 716	101 912	88 946	91 275
4.1. Negative goodwill	365	454	534	1 258
4.2. Other accruals and deferred income	136 351	101 458	88 412	90 017
a) long term	9 046	10 267	10 947	1 597
b) short term	127 305	91 191	77 465	88 420
Total liabilities	17 020 115	16 974 826	14 783 526	14 836 226
Net book value	9 184 775	8 712 643	7 927 014	7 867 066
Number of shares	427 709 061	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	21.47	20.73	18.87	18.72

OFF BALANCE SHEET ITEMS	as at 31.12.2003 end of quarter (current year)	as at 30.09.2003 end of previous quarter (current year)	as at 31.12.2002 end of quarter (previous year)	as at 30.09.2002 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	148 685	63 992	16 016	11 442
2.1. To subordinated entities	100 047	47 528	681	1 951
- granted guarantees and sureties	100 047	47 528	681	1 951
2.2. To other entities	48 638	16 464	15 335	9 491
- granted guarantees and sureties	-	700	15 335	9 491
3. Other	11 771	13 586	55 086	46 487
Total off-balance sheet items	160 456	77 578	71 102	57 929

in PLN thousand

CONSOLIDATED INCOME STATEMENT	IV quarter (current year) from 1.10.2003 to 31.12.2003	IV quarters cumulative (current year) from 1.1.2003 to 31.12.2003	IV quarter (previous year) from 1.10.2002 to 31.12.2002	IV quarters cumulative (previous year) from 1.1.2002 to 31.12.2002
I. Net sales, including:	9 364 269	33 720 937	7 113 554	26 328 379
- to subordinated entities	205 489	753 134	159 947	591 989
1. Net sales of finished products	6 692 113	25 447 371	6 438 588	24 178 485
2. Net sales of goods for resale and materials	2 672 156	8 273 566	674 966	2 149 894
II. Cost of goods sold, including:	(5 759 107)	(19 923 179)	(3 878 200)	(13 401 962)
- to subordinated entities	(213 470)	(752 716)	(144 467)	(530 047)
1. Cost of sales of finished products	(3 327 737)	(12 386 487)	(3 242 328)	(11 565 893)
2. Cost of goods for resale and materials sold	(2 431 370)	(7 536 692)	(635 872)	(1 836 069)
III. Gross profit on sales (I-II)	3 605 162	13 797 758	3 235 354	12 926 417
IV. Selling and distribution costs	(3 120 380)	(11 567 417)	(2 916 395)	(11 213 482)
V. General and administration expenses	(242 760)	(929 648)	(216 339)	(891 543)
VI. Profit on sales (III-IV-V)	242 022	1 300 693	102 620	821 392
VII. Other operating income	97 544	376 529	67 995	208 539
1. Profit on disposal of non-financial fixed assets	4 617	14 314	6 751	31 148
2. Grants	88	103	(54)	21
3. Other	92 839	362 112	61 298	177 370
VIII. Other operating expenses	(120 749)	(311 538)	(101 084)	(271 318)
1. Loss from disposal of non-financial fixed assets	(4 525)	(10 622)	(2 686)	(14 769)
2. Impairment of non-financial assets	(9 587)	(49 033)	10 871	(8 974)
3. Other	(106 637)	(251 883)	(109 269)	(247 575)
IX. Operating profit (VI+VII-VIII)	218 817	1 365 684	69 531	758 613
X. Financial income	51 904	287 857	103 546	235 879
1. Dividends and shares in profits, including:	180	48 728	44	116
- from subordinated entities	179	2 219	41	113
2. Interest, including:	28 132	61 987	15 795	70 997
- from subordinated entities	478	2 209	65	976
3. Profit from sale of investments	12 589	41 512	58 298	62 852
4. Revaluation of investments	2 668	3 720	73	804
5. Other	8 335	131 910	29 336	101 110
XI. Financial expenses	(41 714)	(373 411)	29 737	(260 687)
1. Interest, including:	(31 393)	(154 963)	(38 244)	(193 529)
- for subordinated entities	(589)	(1 024)	(63)	(1 195)
2. Loss from sale of investments	-	-	-	-
3. Revaluation of investments	(299)	(3 493)	(1 333)	(2 152)
4. Other	(10 022)	(214 955)	69 314	(65 006)
XII. Profit (loss) on sale of shares in subordinated entities	(184)	243	-	(1 455)
XIII. Gross profit (IX+X-XI+/-XII)	228 823	1 280 373	202 814	732 350
XIV. Extraordinary items (XIV.1. - XIV.2.)	353	436	667	(565)
1. Extraordinary gains	79	973	1 609	6 247
2. Extraordinary losses	274	(537)	(942)	(6 812)
XV. Amortisation of goodwill from subordinated entities	(1 358)	(5 433)	(709)	(1 496)
XVI. Negative goodwill from subordinated entities write-off	12 332	37 649	9 832	42 143
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	240 150	1 313 025	212 604	772 432
XVIII. Income tax	21 322	(263 433)	(108 265)	(275 978)
a) current part	(60 424)	(379 148)	(45 862)	(226 610)
b) deferred part	81 746	115 715	(62 403)	(49 368)
XIX. Other obligatory charges on profit	-	-	-	-
XX. Share in profit of subordinated entities accounted for under equity method	11 571	56 257	1 339	10 499
XXI. Minority interests	(9 577)	(37 320)	(2 630)	(27 618)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	263 466	1 068 529	103 048	479 335

Net profit for 12 months (annualised)		1 068 529		479 335
Weighted average number of ordinary shares		420 804 797		420 177 137
Earnings per ordinary share (in PLN)		2.54		1.14

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY	IV quarter (current year) from 1.10.2003 to 31.12.2003	IV quarters cumulative (current year) from 1.1.2003 to 31.12.2003	IV quarter (previous year) from 1.10.2002 to 31.12.2002	IV quarters cumulative (previous year) from 1.1.2002 to 31.12.2002
I. Equity at beginning of period	8 712 643	7 927 014	7 867 066	7 419 130
a) changes in accounting policies	-	-	-	82 009
b) corrections of fundamental errors	-	-	-	-
I. a. Equity at beginning of period restated for comparative data	8 712 643	7 927 014	7 867 066	7 501 139
1. Share capital at beginning of period	525 221	525 221	525 221	525 221
1.1.Movements in share capital	9 415	9 415	-	-
a) increases	9 415	9 415	-	-
- issue of shares	9 415	9 415	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	*6 280 049*	*5 757 678*	*5 747 931*	*5 501 578*
4.1. Movements in capital reserve	187 977	710 348	9 747	256 100
a) increases	187 977	710 986	9 747	256 100
- share premium	184 910	184 910	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	1 203	482 394	8 528	249 395
- transfer from capital reserves due to revaluation of fixed assets disposed	*1 864*	*43 682*	*1 219*	6 705
- other	-	-	-	-
b) decreases	-	(638)	-	-
- absorption of losses	-	(638)	-	-
- other	-	-	-	-
4.2. Capital reserve at end of period	6 468 026	6 468 026	5 757 678	5 757 678
5. Revaluation reserve at beginning of period	670 534	722 745	767 021	734 796
- changes in accounting policies, restatement of opening balance	-	-	-	(2 600)
5.1. Revaluation reserve at beginning of period restated for comparative data	670 534	722 745	767 021	732 196
5.2. Movements in revaluation reserve	4 151	(48 060)	(44 276)	(9 451)
a) increases	(672)	3 796	(146)	41 917
- increase of value of long term investments	-	-	-	58 218
- deferred tax assets related to entries made to revaluation reserve	(2 266)	939	(146)	(16 301)
- other	1 594	2 857	-	-
b) decreases	4 823	(51 856)	(44 130)	(51 368)
- fixed assets disposals	(1 864)	(43 682)	(1 219)	(6 705)
- impairment of tangible fixed assets	5 057	(6 815)	(994)	(2 746)
- deferred tax assets related to entries made to revaluation reserve	-	-	16 301	16 301
- other	1 630	(1 359)	(58 218)	(58 218)
5.3. Revaluation reserve at end of period	674 685	674 685	722 745	722 745
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 542
6.1. Movements in other capital reserves	-	-	-	(66)
a) increases	-	-	-	-
b) decreases	-	-	-	(66)
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476
7. Foreign exchange differences from recalculation of subordinated entities	62 366	62 366	9	9

in PLN thousand

8. Undistributed profit (loss) from previous years at beginning of period	1 129 323	867 885	773 405	603 990
8.1. Undistributed profit from previous years at beginning of period	1 129 323	867 885	773 405	603 990
a) changes in accounting policies	-	-	-	84 609
b) corrections of fundamental errors	-	-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data *	1 129 323	867 885	773 405	688 599
a) increases	-	638	-	-
- other capital from consolidation	-	638	-	-
b) decreases	(1 203)	(545 466)	(8 568)	(300 049)
- dividends paid	-	(58 825)	-	(50 421)
- transfer to capital reserve	(1 203)	(482 394)	(8 528)	(249 395)
- other capital from consolidation	-	(4 247)	(40)	(233)
8.3. Undistributed profit from previous years at end of period *	1 128 120	323 057	764 837	388 550
8.4. Undistributed loss from previous years at beginning of period	-	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-	-
8.7. Undistributed profit (loss) from previous years at end of period *	1 128 120	323 057	764 837	388 550
9. Net result for the financial year	263 466	1 068 529	103 048	479 335
a) net profit	263 466	1 068 529	103 048	479 335
b) net loss	-	-	-	-
c) distribution from current year profit	-	-	-	-
II. Equity at end of period	9 184 775	9 184 775	7 927 014	7 927 014

* including net profit for IIIQ 2003 and IIIQ 2002 respectively

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT	IV quarter (current year) from 1.10.2003 to 31.12.2003	IV quarters cumulative (current year) from 1.1.2003 to 31.12.2003	IV quarter (previous year) from 1.10.2002 to 31.12.2002	IV quarters cumulative (previous year) from 1.1.2002 to 31.12.2002
A. Cash flow from operating activities				
I. Net profit for the year	263 466	1 068 529	103 048	479 335
II. Total adjustments	64	542 361	327 107	882 793
1. Profit from minority interests	9 577	37 320	2 630	27 618
2. Net (profit) from subordinated entities accounted for under equity method	(11 571)	(56 257)	(1 339)	(10 499)
3. Depreciation	270 695	1 076 388	261 681	1 022 521
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(10 974)	(32 216)	(9 123)	(40 647)
4. Foreign exchange gains/losses	(24 047)	71 077	(55 550)	(15 036)
5. Interest and dividends	18 964	73 491	30 293	168 961
6. (Profit) loss from investing activities	25 436	23 577	(66 848)	(73 443)
7. Movements in provisions	(60 776)	(122 899)	88 955	54 133
8. Movements in stock	(50 989)	(162 827)	(254 641)	(662 683)
9. Movements in receivables	18 771	(277 658)	272 678	(43 373)
10. Movements in creditors falling due within one year (with the exception of loans)	(329 214)	(162 157)	10 910	365 076
11. Movements in prepayments and accruals	128 291	138 799	27 965	45 959
12. Other adjustments	4 927	(96 493)	10 373	3 559
III. Cash flow from operating activities (I+/-II)	263 530	1 610 890	430 155	1 362 128
B. Cash flow from investing activities				
I. Inflows	358 674	553 292	168 747	425 559
1. Disposal of intangible fixed assets and tangible fixed assets	16 928	39 532	4 512	37 805
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	148 242	256 141	139 925	375 620
a) in subordinated entities	22 403	38 473	406	12 840
- sales of financial assets (except for short term securities)	10 832	14 087	-	120
- sales of short term securities	10 499	10 499	-	-
- dividends and profits	951	13 673	11	12 277
- long-term loans repaid	-	-	-	-
- interest received	121	214	395	443
- other inflows from financial assets	-	-	-	-
b) in other entities	125 839	217 668	139 519	362 780
- sales of financial assets (except for short term securities)	646	3 155	91 379	105 766
- sales of short term securities	20 915	44 575	38 943	235 483
- dividends and profits	-	46 509	2	2
- long-term loans repaid	91 598	99 271	-	-
- interest received	12 680	24 158	9 195	21 529
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	193 504	257 619	24 310	12 134
II. Outflows	(569 523)	(1 798 920)	(421 319)	(1 361 266)
1. Purchases of intangible fixed assets and tangible fixed assets	(389 408)	(1 223 765)	(300 391)	(918 564)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(14 658)	(403 779)	(120 928)	(353 072)
a) in subordinated entities	16 405	(314 127)	(1 123)	(24 887)
- purchases of financial assets (except for short term securities)	16 405	(314 127)	(1 123)	(24 887)
- purchases of short term securities	-	-	-	-
- loans granted	-	-	-	-
b) in other entities	(31 063)	(89 652)	(119 805)	(328 185)
- purchases of financial assets (except for short term securities)	(9 906)	(10 946)	(61 400)	(61 400)
- purchases of short term securities	(19 927)	(61 986)	(58 405)	(266 785)
- loans granted	(1 230)	(16 720)	-	-
4. Dividend paid to minority shareholders	(1 280)	(4 744)	-	(1 204)
5. Other payments	(164 177)	(166 632)	-	(88 426)
III. Net cash flow used in investing activities	(210 849)	(1 245 628)	(252 572)	(935 707)

in PLN thousand

C. Cash flow from financing activities				
I. Inflows	926 127	4 502 302	354 557	1 688 261
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	800 067	3 138 012	23 415	499 082
3. Issuance of short term securities	125 449	1 363 679	330 609	1 186 558
4. Other inflows	611	611	533	2 621
II. Outflows	(1 066 801)	(4 486 898)	(548 578)	(2 137 263)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	(58 825)	-	(50 421)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(747 547)	(2 631 087)	(185 556)	(682 793)
5. Repurchase of short term securities	(281 428)	(1 626 086)	(314 936)	(1 196 357)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(4 401)	(10 106)	(2 039)	(7 112)
8. Interest paid	(32 203)	(159 572)	(42 001)	(195 880)
9. Other payments	(1 222)	(1 222)	(4 046)	(4 700)
III. Net cash flow used in / from financing activities (I-II)	(140 674)	15 404	(194 021)	(449 002)
D. Net cash flow (A.III+/-B.III+/-C.III)	(87 993)	380 666	(16 438)	(22 581)
E. Balance sheet change in cash and cash equivalents	(87 359)	383 570	(18 555)	(25 195)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	634	2 904	(2 117)	(2 614)
F. Total cash and cash equivalents at beginning of period	649 119	178 190	196 745	203 385
G. Total cash and cash equivalents at end of period (F+/- D) *	561 126	558 856	180 307	180 804
- including those of limited availability	12 761	12 761	6 266	6 266

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

in PLN thousand

Condensed quarterly financial statements PKN ORLEN S.A. for IVQ 2003

BALANCE SHEET	as at 31.12.2003 end of quarter (current year)	as at 30.09.2003 end of previous quarter (current year)	as at 31.12.2002 end of quarter (previous year)	as at 30.09.2002 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 862 327	8 922 408	8 306 427	8 303 117
1. Intangible fixed assets, including:	45 773	50 783	66 917	70 868
- goodwill	-	-	-	-
2. Tangible fixed assets	6 411 409	6 355 768	6 455 138	6 451 036
3. Long term receivables	30 047	31 333	267 868	269 428
3.1. From subordinated entities	*25 363*	*25 536*	*258 402*	*258 560*
3.2. From other entities	4 684	5 797	9 466	10 868
4. Long term investments	2 226 446	2 324 796	1 371 482	1 356 369
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 226 446	2 324 796	1 371 482	1 356 369
a) in subordinated entities	*1 727 477*	*1 727 610*	*772 220*	*724 929*
b) in other entities	498 969	597 186	599 262	631 440
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	148 652	159 728	145 022	155 416
5.1. Deferred tax assets *	-	-	-	-
5.2. Prepayments and deferred costs	148 652	159 728	145 022	155 416
II. Current assets	4 862 637	4 842 307	4 284 110	4 334 177
1. Inventories	2 568 594	2 560 841	2 477 665	2 246 347
2. Short term receivables	1 798 475	1 787 056	1 288 220	1 565 711
2.1. From subordinated entities	700 010	759 153	353 560	462 442
2.2. From other entities	1 098 465	1 027 903	934 660	1 103 269
3. Short term investments	148 598	72 618	82 853	73 524
3.1. Short term financial assets	148 598	72 618	82 853	73 524
a) in subordinated entities	-	-	-	-
b) in other entities	85 829	7 422	21 214	9 710
c) cash and cash equivalents	62 769	65 196	61 639	63 814
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	346 970	421 792	435 372	448 595
Total assets	13 724 964	13 764 715	12 590 537	12 637 294

* the Company compensates provision for deferred tax and deferred tax assets

in PLN thousand

BALANCE SHEET	as at 31.12.2003 *end of quarter* (current year)	as at 30.09.2003 *end of previous* quarter (current year)	as at 31.12.2002 *end of quarter* (previous year)	as at 30.09.2002 *end of previous* quarter (previous year)
Liabilities				
I. Equity	8 418 866	7 960 274	7 263 591	7 208 791
1. Share capital	534 636	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 122 438	5 936 840	5 501 180	5 500 664
5. Revaluation reserve	730 120	716 950	725 551	767 990
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	-	-	75 893	75 893
8. Net profit	978 196	727 787	382 270	285 547
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 306 098	5 804 441	5 326 946	5 428 503
1. Provisions for liabilities	632 058	699 378	728 080	677 843
1.1. Provision for deferred tax *	152 403	239 666	248 415	199 369
1.2. Retirement benefits and similar provisions	87 742	83 794	83 290	74 266
a) long term	76 394	73 295	71 627	62 660
b) short term	11 348	10 499	11 663	11 606
1.3. Other provisions	391 913	375 918	396 375	404 208
a) long term	334 165	314 857	324 789	341 240
b) short term	57 748	61 061	71 586	62 968
2. Long term liabilities	1 381 612	925 775	233 648	1 081 776
2.1. To subordinated entities	-	-	230 299	230 299
2.2. To other entities	1 381 612	925 775	3 349	851 477
3. Short term liabilities	3 198 659	4 108 297	4 300 823	3 605 739
3.1. To subordinated entities	321 394	360 284	191 655	141 678
3.2. To other entities	2 847 234	3 715 027	4 077 753	3 430 183
3.3. Special funds	30 031	32 986	31 415	33 878
4. Accruals and deferred income	93 769	70 991	64 395	63 145
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	93 769	70 991	64 395	63 145
a) long term	-	-	-	-
b) short term	93 769	70 991	64 395	63 145
Total liabilities	13 724 964	13 764 715	12 590 537	12 637 294

* *the Company compensates provision for deferred tax and deferred tax assets*

Net book value	8 418 866	7 960 274	7 263 591	7 208 791
Number of shares	427 709 061	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	19.68	18.95	17.29	17.16

OFF BALANCE SHEET ITEMS	as at 31.12.2003 end of quarter (current year)	as at 30.09.2003 end of previous quarter (current year)	as at 31.12.2002 end of quarter (previous year)	as at 30.09.2002 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	961 156	681 947	94 548	96 789
2.1. To subordinated entities	961 156	681 947	94 548	94 548
- granted guarantees and sureties	961 156	681 947	94 548	94 548
2.2. To other entities	-	-	-	2 241
- granted guarantees and sureties	-	-	-	2 241
3. Other	900	900	46 689	46 487
Total off - balance sheet items	962 056	682 847	141 237	143 276

in PLN thousand

INCOME STATEMENT	IV quarter (current year) from 1.10.2003 to 31.12.2003	IV quarters cumulative (current year) from 1.1.2003 to 31.12.2003	IV quarter (previous year) from 1.10.2002 to 31.12.2002	IV quarters cumulative (previous year) from 1.1.2002 to 31.12.2002
I. Net sales, including:	6 723 121	24 629 963	6 441 568	23 891 830
- to subordinated entities	1 302 021	4 656 790	915 940	3 305 753
1. Net sales of finished products	6 081 044	22 930 855	5 924 009	22 066 872
2. Net sales of goods for resale and materials	642 077	1 699 108	517 559	1 824 958
II. Cost of goods sold, including:	(3 490 585)	(12 132 355)	(3 365 203)	(11 793 081)
- to subordinated entities	(570 680)	(1 967 094)	(458 661)	(1 575 187)
1. Cost of sales of finished products	(2 931 392)	(10 731 206)	(2 898 409)	(10 219 769)
2. Cost of goods for resale and materials sold	(559 193)	(1 401 149)	(466 794)	(1 573 312)
III. Gross profit on sales (I-II)	3 232 536	12 497 608	3 076 365	12 098 749
IV. Selling and distribution costs	(2 846 086)	(10 821 292)	(2 867 528)	(10 926 201)
V. General and administration expenses	(176 173)	(604 456)	(134 722)	(567 619)
VI. Profit on sales (III-IV-V)	210 277	1 071 860	74 115	604 929
VII. Other operating income	31 697	342 194	46 613	162 121
1. Profit on disposal of non-financial fixed assets	1 221	4 923	1 423	24 544
2. Grants	-	-	-	-
3. Other	30 476	337 271	45 190	137 577
VIII. Other operating expenses	(50 361)	(187 058)	(52 877)	(181 789)
1. Loss from disposal of non-financial fixed assets	(4 117)	(6 794)	(2 507)	(13 387)
2. Impairment of non-financial assets	(4 277)	(39 215)	6 225	(11 537)
3. Other	(41 967)	(141 049)	(56 595)	(156 865)
IX. Operating profit (VI+VII-VIII)	191 613	1 226 996	67 851	585 261
X. Financial income	32 685	261 514	85 571	199 021
1. Dividends and shares in profits, including:	-	67 000	-	13 660
- from subordinated entities	-	20 491	-	13 658
2. Interest, including:	14 091	38 252	8 218	49 101
- from subordinated entities	592	4 583	3 721	5 597
3. Proceeds from sale of investments	11 761	50 749	58 139	61 542
4. Revaluation of investments	-	45	29	405
5. Other	6 833	105 468	19 185	74 313
XI. Financial expenses	(22 661)	(298 921)	50 958	(167 860)
1. Interest, including:	(22 652)	(108 149)	(25 151)	(137 479)
- for subordinated entities	(682)	(3 755)	(1 670)	(4 662)
2. Loss from sale of investments	-	-	-	-
3. Revaluation of investments	(167)	(7 038)	(142)	(914)
4. Other	158	(183 734)	76 251	(29 467)
XII. Gross profit (IX+X-XI)	*201 637*	*1 189 589*	*204 380*	*616 422*
XIII. Extraordinary items (XIII.1 - XIII.2)	1	1	-	(121)
1. Extraordinary gains	1	1	-	17
2. Extraordinary losses	-	-	-	(138)
XIV. Profit before taxation (XII+/-XIII)	201 638	1 189 590	204 380	616 301
XV. *Income tax*	48 771	(211 394)	(107 657)	(234 031)
a) current part	(40 759)	(306 467)	(41 989)	(177 234)
b) deferred part	89 530	95 073	(65 668)	(56 797)
XVI. Other obligatory charges on profit	-	-	-	-
XVII. Net profit (XIV-XV-XVI)	250 409	978 196	96 723	382 270

Net profit for 12 months (annualised)		978 196		382 270
Weighted average number of ordinary shares		420 804 797		420 177 137
Earnings per ordinary share (in PLN)		2.32		0.91

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	IV quarter (current year) from 1.10.2003 to 31.12.2003	IV quarters cumulative (current year) from 1.1.2003 to 31.12.2003	IV quarter (previous year) from 1.10.2002 to 31.12.2002	IV quarters cumulative (previous year) from 1.1.2002 to 31.12.2002
I. Equity at beginning of period	7 960 274	7 263 591	7 208 791	6 859 092
a) changes in accounting policies	-	-	-	73 293
b) corrections of fundamental errors	-	-	-	-
I.a. Equity at beginning of period restated for comparative data	7 960 274	7 263 591	7 208 791	6 932 385
1. Share capital at beginning of period	525 221	525 221	525 221	525 221
1.1.Movements in share capital	9 415	9 415	-	-
a) increases	9 415	9 415	-	-
- issue of shares	9 415	9 415	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	5 936 840	5 501 180	5 500 664	5 297 573
4.1. Movements in capital reserve	185 598	621 258	516	203 607
a) increases	185 598	621 258	516	203 607
- share premium	184 909	184 909	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	395 338	-	197 605
- transfer from capital reserves due to revaluation of fixed assets disposed	689	41 011	516	6 002
b) decreases	-	-	-	-
4.2. Capital reserve at end of period	6 122 438	6 122 438	5 501 180	5 501 180
5. Revaluation reserve at beginning of period	716 950	725 551	767 990	734 796
a) changes in accounting policies	-	-	-	(2 600)
5.a. Revaluation reserve at beginning of period restated for comparative data	716 950	725 551	767 990	732 196
5.1. Movements in revaluation capital	13 170	4 569	(42 439)	(6 645)
a) increases	8 802	52 395	320	42 383
- increase in valuation of long term investments	11 069	51 456	-	58 218
- deferred tax assets related to entries made to revaluation reserve	(2 267)	939	320	(15 835)
- other	-	-	-	-
b) decreases	4 368	(47 826)	(42 759)	(49 028)
- fixed assets disposals	(689)	(41 011)	(516)	(6 002)
- impairment of tangible fixed assets	5 057	(6 815)	(326)	(1 109)
- decrease in valuation of long term investments	-	-	-	-
- defered tax on bookings related to revaluation reserve	-	-	16 301	16 301
- sale of financial assets	-	-	(58 218)	(58 218)
5.2. Revaluation reserve at end of period	730 120	730 120	725 551	725 551
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476

in PLN thousand

7. Profit (loss) from previous years at beginning of period	727 787	458 163	361 440	248 026
7.1. Undistributed profit from previous years at beginning of period	727 787	458 163	361 440	248 026
a) changes in accounting policies	-	-	-	75 893
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data *	727 787	458 163	361 440	323 919
a) increases	-	-	-	-
b) decreases	-	(458 163)	-	(248 026)
- dividends paid	-	(58 825)	-	(50 421)
- transfer to capital reserve	-	(395 338)	-	(197 605)
- others	-	(4 000)	-	-
7.3. Undistributed profit from previous years at end of period *	727 787	-	361 440	75 893
7.4. Undistributed loss from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-	-
7.7. Undistributed profit (loss) from previous years at end of period *	727 787	-	361 440	75 893
8. Net result for the financial year	250 409	978 196	96 723	382 270
a) net profit	250 409	978 196	96 723	382 270
b) net loss	-	-	-	-
c) distribution of profit	-	-	-	-
II. Equity at end of period	8 418 866	8 418 866	7 263 591	7 263 591

* including net profit for IIIQ 2003 and IIIQ 2002 respectively

in PLN thousand

CASH FLOW STATEMENT	IV quarter (current year) from 1.10.2003 to 31.12.2003	IV quarters cumulative (current year) from 1.1.2003 to 31.12.2003	IV quarter (previous year) from 1.10.2002 to 31.12.2002	IV quarters cumulative (previous year) from 1.1.2002 to 31.12.2002
A. Cash flow from operating activities				
I. Net profit for the year	250 409	978 196	96 723	382 270
II. Total adjustments	181 582	256 669	262 628	673 593
1. Depreciation and amortisation	196 176	793 162	211 019	819 884
2. Foreign exchange (gains)/losses	(28 062)	34 700	(58 165)	(27 952)
3. Interest and dividends	18 668	24 474	21 223	105 538
4. (Profit) loss from investing activities	24 931	21 409	(61 787)	(64 939)
5. Movements in provisions	(69 587)	(90 969)	66 859	37 300
6. Movements in stock	(7 753)	(124 981)	(231 318)	(638 599)
7. Movements in receivables	(6 408)	(234 883)	238 642	(34 565)
8. Movements in creditors falling due within one year (with the exception of loans)	(53 324)	(80 181)	37 807	412 240
9. Movements in prepayments and accruals	108 131	124 500	25 312	51 650
10. Other adjustments	(1 190)	(210 562)	13 036	13 036
III. Net cash flow from operating activities (I+/-II)	431 991	1 234 865	359 351	1 055 863
B. Cash flow from investing activities				
I. Cash inflows from investing activities	147 159	322 711	135 613	178 708
1. Sales of intangible fixed assets and tangible fixed assets	5 016	46 449	2 401	28 385
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	119 063	213 151	101 668	134 670
a) in subordinated entities	13 209	51 350	119	14 066
- sales of financial assets (except for short term securities)	12 998	30 714	-	6
- sales of short term securities	-	-	-	-
- dividends and shares in profits	155	20 491	-	13 658
- long-term loans repaid	-	-	-	-
- interest received	56	145	119	402
- other inflows from financial assets	-	-	-	-
b) in other entities	105 854	161 801	101 549	120 604
- sales of financial assets (except for short term securities)	-	2 159	93 465	101 751
- sales of short term securities	-	-	-	-
- dividends and shares in profits	-	46 509	-	2
- long-term loans repaid	98 050	98 050	-	-
- interest received	7 804	15 083	8 084	18 851
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	23 080	63 111	31 544	15 653
II. Cash outflows from investing activities	(345 976)	(1 612 487)	(285 556)	(847 313)
1. Purchases of intangible fixed assets and tangible fixed assets	(258 459)	(930 429)	(223 883)	(676 633)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(37)	(593 190)	(61 673)	(91 237)
a) in subordinated entities	(37)	(593 190)	(273)	(29 837)
- purchases of financial assets (except for short term securities)	(37)	(593 190)	(273)	(29 837)
b) in other entities	-	-	(61 400)	(61 400)
- purchases of financial assets (except for short term securities)	-	-	(61 400)	(61 400)
4. Other payments	(87 480)	(88 868)	-	(79 443)
III. Net cash flow used in investing activities (I-II)	(198 817)	(1 289 776)	(149 943)	(668 605)

in PLN thousand

C. Cash flow from financing activities				
I. Inflows	859 716	4 528 708	398 038	1 689 300
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	494 070	2 744 463	-	285 239
3. Issuance of short term securities	365 646	1 784 245	398 038	1 404 061
4. Other inflows	-	-	-	-
II. Outflows	(1 095 863)	(4 475 479)	(607 526)	(2 094 103)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	(58 825)	-	(50 421)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(679 806)	(2 354 606)	(210 290)	(511 700)
5. Repurchase of short term securities	(393 219)	(1 943 425)	(367 086)	(1 383 885)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(775)	(2 557)	(859)	(2 365)
8. Interest paid	(22 063)	(116 066)	(29 291)	(145 732)
9. Other payments	-	-	-	-
III. Net cash flow used in / from financing activities (I-II)	(236 147)	53 229	(209 488)	(404 803)
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	(2 973)	(1 682)	(80)	(17 545)
E. Balance sheet change in cash and cash equivalents	(2 427)	1 130	(2 175)	(20 133)
- including changes in cash and cash equivalents resulting from foreign exchange	546	2 812	(2 095)	(2 588)
F. Total cash and cash equivalents at beginning of period	65 196	61 639	63 814	81 772
G. Total cash and cash equivalents at end of period (F+/- D) *	62 223	59 957	63 734	64 227
- including those of limited availability	5 136	5 136	5 121	5 121

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED REPORT FOR 4 Q 2003

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders equity and consolidated and unconsolidated cash flow statement

The consolidated and unconsolidated condensed financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002) and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and cover the period from 1 January 2003 to 31 December 2003 and comparable period from 1 January 2002 to 31 December 2002.

The accounting rules applied by PKN ORLEN S.A. ("the Company", "Dominant Company") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Capital Group") in year 2003 were presented in published financial statements: unconsolidated and consolidated for the year 2002 and for the 6 month period ended 30 June 2003.

2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN

In 4 Q 2003 the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2002.

3. Method of preparation of the consolidated financial statements

For preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders equity and consolidated and unconsolidated cash flow statement, the same rules were applied as for preparation of consolidated and unconsolidated financial statements in year 2002.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - the average rate published as at 31 December 2003 - i.e. 4.7170 zloty/ EURO,
- income statement and cash flow items - exchange rate calculated as a simple average of National Bank of Poland average rates for the last day of each month of the period from 1 January 2003 to 31 December 2003 – i.e. 4.4474 zloty/ EURO.

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

II. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

IV Q 2003	
Balance as at 1.10.2003	70,130
Increases during the period 1.10.2003 – 31.12.2003	-
Decreases during the period 1.10.2003 – 31.12.2003	(7,459)
Balance as at 31.12.2003	62,671

IV Q 2003 cumulative	
Balance as at 1.01.2003	37,318
Increases during the period 1.01.2003 – 31.12.2003	37,002
Decreases during the period 1.01.2003 – 31.12.2003	(11,649)
Balance as at 31.12.2003	62,671

1.2. Impairment of construction in progress

IV Q 2003	
Balance as at 1.10.2003	39,238
Increases during the period 1.10.2003 – 31.12.2003	-
Decreases during the period 1.10.2003 – 31.12.2003	(1,602)
Balance as at 31.12.2003	37,636

IV Q 2003 cumulative	
Balance as at 1.01.2003	29,548
Increases during the period 1.01.2003 – 31.12.2003	10,150
Decreases during the period 1.01.2003 – 31.12.2003	(2,062)
Balance as at 31.12.2003	37,636

1.3. Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

1.3.1. Impairment of financial fixed assets

IV Q 2003	
Balance as at 1.10.2003	70,779
Increases during the period 1.10.2003 – 31.12.2003	977
Decreases during the period 1.10.2003 – 31.12.2003	(367)
Balance as at 31.12.2003	71,389

IV Q 2003 cumulative	
Balance as at 1.01.2003	76,410
Increases during the period 1.01.2003 – 31.12.2003	3,679
Decreases during the period 1.01.2003 – 31.12.2003	(8,700)
Balance as at 31.12.2003	71,389

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

1.3.2. Difference in the valuation of contribution in-kind related to financial long-term assets

IV Q 2003	
Balance as at 1.10.2003	4,226
Increases during the period 1.10.2003 – 31.12.2003	-
Decreases during the period 1.10.2003 – 31.12.2003	(678)
Balance as at 31.12.2003	3,548

IV Q 2003 cumulative	
Balance as at 1.01.2003	4,586
Increases during the period 1.01.2003 – 31.12.2003	11
Decreases during the period 1.01.2003 – 31.12.2003	(1,049)
Balance as at 31.12.2003	3,548

1.4. Doubtful debt provision

IV Q 2003	
Balance as at 1.10.2003	316,689
Increases during the period 1.10.2003 – 31.12.2003	33,807
Decreases during the period 1.10.2003 – 31.12.2003	(33,633)
Balance as at31.12.2003	316,863

IV Q 2003 cumulative	
Balance as at 1.01.2003	291,930
Increases during the period 1.01.2003 – 31.12.2003	118,335
Decreases during the period 1.01.2003 – 31.12.2003	(93,402)
Balance as at 31.12.2003	316,863

1.5. Impairment of inventories

The Group made stock valuation adjustments in 4 Q 2003 in the amount of PLN 196 thousand (PLN 1,074 thousand in 4 Q 2003 cumulatively).

2. Provisions

2.1. Provision for deferred tax

IV Q 2003	
Balance as at 1.10.2003	255,637
Increases during the period 1.10.2003– 31.12.2003	98,016
Decreases during the period 1.10.2003 – 31.12.2003	(137,033)
Balance as at 31.12.2003	216,620

IV Q 2003 cumulative	
Balance as at 1.01.2003	290,463
Increases during the period 1.01.2003– 31.12.2003	214,090
Decreases during the period 1.01.2003 – 31.12.2003	(287,933)
Balance as at 31.12.2003	216,620

2.2. Provision for jubilee and retirement bonuses

IV Q 2003	
Balance as at 1.10.2003	148,308
Increases during the period 1.10.2003 – 31.12.2003	22,471
Decreases during the period 1.10.2003 – 31.12.2003	(12,191)
Balance as at 31.12.2003	158,588

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

IV Q 2003 cumulative	
Balance as at 1.01.2003	150,396
Increases during the period 1.01.2003 – 31.12.2003	61,111
Decreases during the period 1.01.2003 – 31.12.2003	(52,919)
Balance as at 31.12.2003	158,588

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
IV Q 2003			
Balance as at 1.10.2003	365,355	41,680	10,422
Increases during the period 1.10.2003 – 31.12.2003	20,035	-	42,268
Decreases during the period 1.10.2003 – 31.12.2003	(6,278)	(19,870)	(25,489)
Balance as at 31.12.2003	379,112	21,810	27,201

	Environmental provision	Provision for business risk	Other provisions
IV Q 2003 cumulative			
Balance as at 1.01.2003	379,883	29,103	16,721
Increases during the period 1.01.2003 – 31.12.2003	25,286	952	48,320
Decreases during the period 1.01.2003 – 31.12.2003	(26,057)	(8,245)	(37,840)
Balance as at 31.12.2003	379,112	21,810	27,201

3. Goodwill from consolidation /Negative goodwill from consolidation

3.1. Goodwill from consolidation

IV Q 2003	
Balance as at 1.10.2003	22,011
Increases during the period 1.10.2003 – 31.12.2003	-
Decreases during the period 1.10.2003 – 31.12.2003	(1,358)
Balance as at 31.12.2003	20,653

IV Q 2003 cumulative	
Balance as at 1.01.2003	26,070
Increases during the period 1.01.2003 – 31.12.2003	16
Decreases during the period 1.01.2003 – 31.12.2003	(5,433)
Balance as at 31.12.2003	20,653

3.2. Negative goodwill from consolidation

IV Q 2003	
Balance as at 1.10.2003	241,270
Increases during the period 1.10.2003 – 31.12.2003	72,466
Decreases during the period 1.10.2003 – 31.12.2003	(12,400)
Balance as at 31.12.2003	301,336

IV Q 2003 cumulative	
Balance as at 1.01.2003	259,002
Increases during the period 1.01.2003 – 31.12.2003	80,051
Decreases during the period 1.01.2003 – 31.12.2003	(37,717)
Balance as at 31.12.2003	301,336

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

Translation of a document originally issued in Polish

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 4 Q 2003 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 4Q 2003 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which either are (directly or indirectly) controlled (jointly controlled) by PKN ORLEN or PKN ORLEN has (directly or indirectly) significant influence:

- 93 subsidiaries,
- 2 companies jointly controlled,
- 27 associates.

In comparison to the end of 4Q 2002 there was a fall in the total number of subsidiaries, joint ventures and associates from 148 to 122. In 4Q 2003 there were 84 entities consolidated under full method or equity method, whereas in 4Q 2002 – 86.

The most important factors having material influence on operating results in 4Q 2003 in comparison to 4Q 2002 are as follows (change: 4Q 2003 to 4Q 2002, if not marked otherwise):

- increase of refining margin ("crack") on quotations for gasoline from 64.44 to 68.00 USD/ton (by 5.5%), for Diesel from 46.65 to 59.80 USD/ton (by 28.2%) and for Ekoterm from 37.56 to 45.49 USD/ton (by 21.1%),
- increase in average price of Brent crude oil quotations from 26.83 to 29.46 USD/bbl (by 9.8%),
- increase in discount of Ural crude oil in relation to Brent crude oil quotations from /-1.26/ USD/bbl to /-1.65/ USD/bbl (by 31.0%),
- increase in sales volume of gasoline by 29.2%
- increase in sales volume of Diesel by 35.0%,
- increase in sales volume of Ekoterm by 7.8%,
- increase in sales volume of petrochemical products by 2.5%,
- increase in volume of LPG retail sales by 7.8%
- decrease in USD average exchange rate from 4.00 to 3.89 PLN/USD (by 2.8%),
- increase of EURO average exchange rate from 4.00 to 4.62 PLN/EURO (by 15.5%).

In 4Q 2003 the Capital Group retail sales and wholesales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,799,135 tons and was higher than sales realised in the corresponding period of the previous year by 578,823 tons (i.e. by 26.1%). For 4Q 2003 cumulatively the sales of the products mentioned above increased by 1,500,203 tons (i.e. by 17.8%) in comparison to the corresponding period of the previous year.

The total sales of all products (refinery, chemical and other) in 4Q 2003 amounted to 4,112,304 tons and was higher than in 4Q of previous year by 676,817 tons (i.e. by 19.7%). Total sales for 4Q 2003 cumulatively was higher than in 4Q of previous year by 1,624,013 tons (i.e. by 12.5%).

The retail sales of motor fuels (gasoline, Diesel, LPG) in 4Q 2003 amounted to 970,872 tons and was higher than sales in the corresponding period of previous year by 435,907 tons (by 81.5%), the total increase for 4Q 2003 cumulatively amounted to 1,446,669 tons (66.5%). Such a significant increase results from consolidation of the business activity in Germany from March 2003.

Sales trends of main products are presented in the tables below:

Sales volume of light products - the Capital Group of PKN ORLEN	4Q 2002		4Q 2003		Dynamics (%) 4 Quarter 2003/ 4 Quarter 2002
Wholesale of main light products, including:		**1,626,027**		**1,699,565**	**104.5**
- gasoline (tons)		466,401		440,689	94.5
- Diesel (tons)		603,730		703,894	116.6
- Ekoterm (tons)		485,670		449,697	92.6
Retail sales of motor fuels, including:	**691,313**	**534,965**	**1,243,872**	**970,872**	**181.5**
- gasoline (thousand litres) / (tons)	406,864	307,182	740,539	559,107	182.0
- Diesel (thousand litres) / (tons)	240,011	202,809	455,449	384,854	189.8
- LPG (thousand litres) / (tons)	44,438	24,974	47,884	26,911	107.8
Total sales of fuels (tons)		**2,220,312**		**2,799,135**	**126.1**
- *including motor fuels (tons)*		1,731,000		2,271,821	131.2

Sales volume of light products - the Capital Group of PKN ORLEN	4Q 2002 cumulatively		4Q 2003 cumulatively		Dynamics (%) 4 Quarters 2003/ 4 Quarters 2002
Wholesale of main light products, including:		**5,989,205**		**5,823,059**	**97.2**
- gasoline (tons)		1,863,090		1,595,821	85.7
- Diesel (tons)		2,285,469		2,373,872	103.9
- Ekoterm light heating oil (tons)		1,572,702		1,544,936	98.2
Retail sales of motor fuels, including:	**2,797,928**	**2,176,369**	**4,641,091**	**3,623,038**	**166.5**
- gasoline (thousand litres) / (tons)	1,667,021	1,258,601	2,750,738	2,076,807	165.0
- Diesel (thousand litres) / (tons)	997,167	842,606	1,709,727	1,444,719	171.5
- LPG (thousand litres) / (tons)	133,740	75,162	180,626	101,512	135.1
Total sales of fuels (tons)		**8,404,654**		**9,904,857**	**117.8**
- including motor fuels (tones)		6,819,560		8,119,033	119.1

High level of margins on fuel quotations and increase of sales volumes (as a result of raise in fuel consumption and standstill of Mozyr refinery – the most important producer of Diesel imported to Poland) caused growth of profit both of the Dominant Company and of the Capital Group in comparison to the corresponding period of the previous year.

The results of the Dominant Company compared with the Capital Group were as follows:

in PLN thousand

Items	**4Q 2002**		**PKN's share in the Group**	**4Q 2003**		**PKN's share in the Group**
	Group	**PKN**	**(%)**	**Group**	**PKN**	**(%)**
Crude oil processing ('000 tons)	3,438	3,282	95.5	3,153	3,001	95.2
Net sales revenue	7,113,554	6,441,568	90.6	9,364,269	6,723,121	71.8
Profit on sales	102,620	74,115	72.2	242,022	210,277	86.9
Operating profit	69,531	67,851	97.6	218,817	191,613	87.6
Profit before taxation	212,604	204,380	96.1	240,150	201,638	84.0
Net profit	103,048	96,723	93.9	263,466	250,409	95.0

in PLN thousand

Items	4Q 2002 cumulatively		PKN's share in the Group	4Q 2003 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	13,040	12,474	95.7	12,272	11,724	95.5
Net sales revenue	26,328,379	23,891,830	90.7	33,720,937	24,629,963	73.0
Profit on sales	821,392	604,929	73.6	1,300,693	1,071,860	82.4
Operating profit	758,613	585,261	77.1	1,365,684	1,226,996	89.8
Profit before taxation	772,432	616,301	79.8	1,313,025	1,189,590	90.6
Net profit	479,335	382,270	79.8	1,068,529	978,196	91.5

During 4Q 2003 the companies of the Capital Group processed 3,153 thousand tons of crude oil. The achieved level of processing was 8.3% lower than in the comparable period of the previous year, whereas the level achieved in 4Q 2003 cumulatively was lower by 5.9%.

In 4Q 2003 profit on sales of the Capital Group reached the level of PLN 242,022 thousand and was higher by 135.8% than the result for 4Q 2002. In 4Q 2003 cumulatively profit on sales was higher than in 4Q 2002 by 58.4% and amounted to PLN 1,300,693 thousand. While applying LIFO method, estimated profit on sales in 4Q 2003 amounted to PLN 239 million comparing to PLN 179 million in 4Q 2002. In 4Q 2003 cumulatively estimated profit on sales calculated using this method amounted to PLN 1,263 million compared to PLN 504 million in the corresponding period of the previous year.

In 4Q 2003 net profit of the Capital Group reached the level of PLN 263,466 thousand and was higher by 155.7% than the result for 4Q 2002. In 4Q 2003 cumulatively net profit was higher by 122.9% than in 4Q 2002 and amounted to PLN 1,068,529 thousand. While applying LIFO method, estimated net profit in 4Q 2003 amounted to PLN 261 million comparing to PLN 158 million in 4Q 2002. In 4Q 2003 cumulatively estimated net profit calculated using this method amounted to PLN 1,041 million compared to PLN 266 million in the corresponding period of the previous year.

In 4Q 2003 the proportion of the net profit of the Dominant Company in the net profit of the Capital Group increased from 93.9% to 95.0% in comparison to 4Q 2002. This grow results from negative impact of losses incurred by some of the subsidiaries of the Group (mainly Orlen Deutschland Real Estate GmbH, Orlen Laboratorium Sp. z o.o., SHIP – SERVICE SA). In total, all consolidated subsidiaries achieved in 4Q 2003 net results higher by PLN 26 million than net results for the corresponding period of the previous year. The positive influence on the Dominant Company's share in the net profit of the Capital Group resulted from re-assessment of the deferred tax provision which was caused by the change of the tax rate to 19% in 2004 (PLN 62m in the Dominant Company and PLN 67m for the Capital Group)

Significant growth of the Dominant Company's profit share in the profit of the Capital Group for 4Q 2003 (from 79.8% to 91.5%) cumulatively results from presentation of contribution in kind of the organised part of the enterprise to Basell Orlen Polyolefins Sp. z o.o. In the financial data of the Dominant Company the net profit resulting from the difference between the book value of the contributed assets and liabilities and fair value of shares acquired amounted to PLN 164 million. In consolidated results of the Capital Group 50% of this amount were recognised (in proportion to shares owned by Basell Europe Holdings B.V. in capital of Poliolefiny Polska Sp. z o.o.) – i.e. PLN 82 million. In consolidated financial statements investment in Basell Orlen Polyolefins is presented under equity method.

Financial data with segment information of the Capital Group is presented below:

in PLN million

Items	4Q 2002				4Q 2003			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	105	46	6	157	258	62	(19)	301
Unallocated corporate income				2				3
Unallocated corporate expense				(90)				(85)
Profit from operations				69				219

in PLN million

Items	4Q 2002 cumulatively				4Q 2003 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	857	155	49	1,061	1,359	379	35	1,773
Unallocated corporate income				3				19
Unallocated corporate expense				(305)				(426)
Profit from operations				759				1,366

During 4Q 2003 (cumulatively) segments operating profit increased by 67.1% in comparison to 4Q 2002 (cumulatively). This was caused by the increase of profit in refining segment by 58.6% (mainly due to high margin levels) and the increase of profit in chemical segment by 144.5% (effect of the contribution of organized part of the enterprise to Basell Orlen Polyolefins Sp. z o.o.).

Under Bonds Issuance Program in 4Q 2003 the Dominant Company completed 5 issuances of total value PLN 321 million. Bonds of total value amounting to PLN 254 million were acquired by companies from the Capital Group (including PLN 243 million acquired by companies from the Capital Group consolidated under full method):

issuance 1. PLN 50 m (BH),
issuance 2. PLN 109 m (BH),
issuance 3. PLN 50 m (BRE),
issuance 4. PLN 19 m (BH),
issuance 5. PLN 93 m (BH).

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

a) Joint Venture PKN ORLEN – BASELL

On 28 February 2003 PKN ORLEN in exchange for its organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin) acquired 50% shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% was acquired by Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. After the increase the share capital of BOP amounts to PLN 907m.

As a result of the contribution in kind of the organized part of business to BOP, the Group recognized a gain amounting to PLN 82m, net of deferred tax. The gain presented in these financial statements results from 50% share in net assets of BOP which is proportionate to BEH's share in the net assets of this company. The gain amounting to PLN 112m is presented within other operating income. As at the transaction date the investment in BOP was recorded at cost of PLN 342m.

Since 1 March 2003 the joint-venture BOP is accounted for under the equity method in consolidated financial statements. 50% of the company's net profit is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

b) Long-term investments in Germany

On 28 February 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly 100% controlled by PKN ORLEN.

The transaction has been accounted for under the purchase accounting method as presented below:

Purchase price according to the initial agreement	589,162
Adjusted purchase price (as a result of change in working capital caused mainly by an increase of payables)	299,651
Net value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21m of acquired cash)	(370,608)
Negative goodwill	(70,957)

Beginning from 1 March 2003 PKN ORLEN consolidates its activities in Germany using full method of consolidation.

c) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN to Polskie Sieci Elektroenergetyczne S.A. ("PSE"). The "put" price equals to PLN 111.5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

According to the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company has executed its put option and sold NOM shares to PSE. Consequently, the Company recognised profit on the transaction amounting to PLN 27.5m (difference between purchase price of the shares and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111.5m will be realised in full amount.

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

V. SEGMENT DATA

Segment:	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002	
Revenue																				
External sales	29,971,353	8,386,739	23,026,520	6,177,742	3,165,168	790,023	2,876,930	795,963	584,416	187,507	424,929	139,849	-	-	-	-	33,720,937	9,364,269	26,328,379	7,113,554
Inter-segment sales	3,792,787	1,404,330	2,655,088	790,675	1,399,295	368,437	1,296,353	376,655	1,102,746	263,894	1,241,573	328,627	(6,294,828)	(2,036,661)	(5,193,014)	(1,495,957)	-	-	-	-
Total revenue	33,764,140	9,791,069	25,681,608	6,968,417	4,564,463	1,158,460	4,173,283	1,172,618	1,687,162	451,401	1,666,502	468,476	(6,294,828)	(2,036,661)	(5,193,014)	(1,495,957)	33,720,937	9,364,269	26,328,379	7,113,554
Costs	**(32,391,695)**	**(9,526,354)**	**(24,770,616)**	**(6,838,511)**	**(4,283,189)**	**(1,084,938)**	**(4,016,072)**	**(1,129,432)**	**(1,641,620)**	**(469,861)**	**(1,622,705)**	**(460,945)**	**6,295,637**	**2,036,531**	**5,192,577**	**1,495,814**	**(32,020,867)**	**(9,044,622)**	**(25,216,816)**	**(6,933,074)**
Other operating income	183,689	81,141	161,570	51,260	132,708	4,649	19,282	6,890	41,066	9,069	24,705	7,774	-	-	-	-	357,463	94,859	205,557	65,924
Other operating cost	(196,921)	(87,463)	(215,439)	(75,957)	(35,470)	(16,467)	(21,363)	(4,071)	(52,370)	(10,073)	(19,301)	(8,819)	-	-	-	-	(284,761)	(114,003)	(256,103)	(88,847)
Result																				
Segment result	1,359,213	258,393	857,123	105,209	378,512	61,704	155,130	46,005	34,238	(19,464)	49,201	6,486	809	(130)	(437)	(143)	1,772,772	300,503	1,061,017	157,557
Unallocated corporate income																	19,066	2,685	2,982	2,071
Unallocated corporate expenses																	(426,154)	(84,371)	(305,386)	(90,097)
Profit from operations																	**1,365,684**	**218,817**	**758,613**	**69,531**
Financial income																	287,857	51,904	235,879	103,546
Financial expenses																	(373,411)	(41,714)	(260,687)	29,737
Loss on sales of all or part of shares in subordinated entities																	243	(184)	(1,455)	-
Gross profit																	**1,280,373**	**228,823**	**732,350**	**202,814**
Extraordinary profits																	973	79	6,247	1,609
Extraordinary losses																	(537)	274	(6,812)	(942)
Amortisation of goodwill from consolidation	(4,596)	(1,149)	(443)	(443)	-	-	-	-	(837)	(209)	(1,053)	(266)					(5,433)	(1,358)	(1,496)	(709)
Write off of negative goodwill from consolidation	12,836	5,971	8,721	2,297	24,236	6,058	31,586	7,508	577	303	1,836	27					37,649	12,332	42,143	9,832
Profit before tax																	**1,313,025**	**240,150**	**772,432**	**212,604**

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

Segment:	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002	
Income tax																	(263,433)	21,322	(275,978)	(108,265)
Other obligatory charges on profit (increase of loss)																	-	-	-	-
Share in profit (losses) of subordinated entities accounted for using equity method	452	32	(224)	(153)	44,635	9,117	2,484	672	11,170	2,422	8,239	820					56,257	11,571	10,499	1,339
Minority interests																	(37,320)	(9,577)	(27,618)	(2,630)
Net profit																	**1,068,529**	**263,466**	**479,335**	**103,048**

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

Segment:	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002	
Property, plant, equipment and intangible assets expenditures	692,505	206,447	523,619	153,007	527,852	176,795	176,263	90,493	127,867	39,125	178,035	76,578	1,348,224	422,367	877,917	320,078
Property, plant, equipment and intangible assets expenditures unallocated to segments													34,939	8,338	27,805	2,305
Total property, plant, equipment and intangible assets expenditure													**1,383,163**	**430,705**	**905,722**	**322,383**
Segment depreciation	723,427	187,990	674,213	177,064	188,670	45,245	197,911	48,441	161,900	38,868	159,315	37,254	1,073,997	272,103	1,031,439	262,759
Unallocated assets depreciation													34,607	9,037	31,729	8,045
Total depreciation													**1,108,604**	**281,140**	**1,063,168**	**270,804**
Non-cash expenses other than depreciation	**121,297**	**48,025**	**135,790**	**55,697**	**18,432**	**6,566**	**15,633**	**254**	**40,498**	**6,446**	**25,864**	**5,723**	**180,227**	**61,037**	**177,287**	**61,674**

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 12 and 3 month periods ended 31 December 2003 and 31 December 2002.

Segment:	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002		ended 31 December 2003		ended 31 December 2002	
Export sales	770,773	230,409	947,478	279,522	790,741	191,345	800,395	233,034	17,773	4,731	14,938	4,011	1,579,287	426,485	1,762,811	516,567
Domestic sales	22,931,017	6,239,229	22,079,042	5,898,220	2,374,427	598,678	2,076,534	562,928	566,643	182,776	409,992	135,839	25,872,087	7,020,683	24,565,568	6,596,987
Sales in Germany	6,269,563	1,917,101	-	-	-	-	-	-	-	-	-	-	6,269,563	1,917,101	-	-
Total external sales	**29,971,353**	**8,386,739**	**23,026,520**	**6,177,742**	**3,165,168**	**790,023**	**2,876,929**	**795,962**	**584,416**	**187,507**	**424,930**	**139,850**	**33,720,937**	**9,364,269**	**26,328,379**	**7,113,554**

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

VI. MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 OCTOBER 2003 TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTED IN THE CURRENT REPORTS

1. On 3 October 2003 the Management Board of PKN ORLEN received from Mr Jacek Strzelecki, Vice-President of the Management Board for Finance and Economics, information about becoming an owner of 254,493 series A bonds convertible to series D shares of the Company as a result of accepting the purchase offer from ORLEN Powiernik Sp z o.o. within the confines of Management Option Program. One bond entitles to receive as a result of the conversion one Company's share. 10 October 2003 was the last date to submit a statement of converting bonds. The price of one bond purchased by Mr Jacek Strzelecki amounts to PLN 20.91 and equals to an average share price at the Warsaw Stock Exchange for 30 (thirty) trading days before the appointment of each individual Board Member and increased by 10%. However the price cannot be lower than the bond's issue price of PLN 20.30 (according to resolution No 11 of the General Meeting of Shareholders on 15 May 2000 concerning issue of convertibles bonds series A). Mr Jacek Strzelecki, Vice-President of the Management Board for Finance and Economics is related to the Company in accordance with § 2 art. 1 point 30d of the Decree of the Council of Ministers dated 16 October 2001 concerning current and periodic information published by issuers of securities.

2. The Management Board of PKN ORLEN informed that on 22 October 2003 PKN ORLEN applied to District Court in Warsaw for registration of the capital increase of the Company as a result of conversion of 7,531,924 bonds for PKN ORLEN S.A. shares within the confines of realization of Management Option Program. The application refers to increase of PKN ORLEN initial capital by the amount of PLN 9,414,905 from PLN 525,221,421.25 to PLN 534,636,326.25. On 20 November 2003 District Court in Warsaw, XXI Economic Department registered capital increase of PKN ORLEN S.A. The previous initial capital of PKN ORLEN S.A. in the amount of PLN 525,221,421.25 has been increased by the amount of PLN 9,414,905 i.e. to the amount of PLN 534,636,326.25
As the result of the capital increase the total number of shares, with a par value of PLN 1.25 each, will amount to 427,709,061. One share authorizes to one vote at the General Meeting of Shareholders of the Company.

3. On 22 October 2003 the Management Board of PKN ORLEN received information about entering into an agreement on engineering and construction works between Basell Orlen Polyolefins Sp. z o.o. with headquarter in Plock, Tecnimont Poland Sp. z o.o. with headquarter in Warsaw and Tecnimont SpA with headquarter in Milano, Italy. The subject of the agreement dated 21 October 2003 is to project and build new installations to produce polypropylene and polyethylene within the joint venture between PKN ORLEN and Basell Europe Holdings B.V. The total cost of the joint venture's undertakings amounts to EUR 500 million. PKN ORLEN and Basell Europe Holdings B.V. hold 50% of shares in the share capital of Basell ORLEN Polyolefins Sp. z o.o. with headquarter in Plock, representing 50% votes at the General Meeting of Shareholders.

4. On 31 October 2002 the Company executed Annex no. 1 ("the Annex") to the term oil supply contract entered on 20 December 2002 ("the Agreement") with J&S Service & Investments Ltd, a Cyprus legal entity with seat in Larnaca. On the basis of the Agreement changed by the Annex, J&S Service & Investments Ltd is obliged to supply the Company with crude oil until the year 2009 (inclusive) in the average quantity of 5,400,000 tons per year what exceeds the primary period stated in the Agreement over 2 years. Moreover on the basis of the Annex the formula referring to the quotations of URAL crude oil prevailing on the international markets was changed. The changes in the Agreement caused by the Annex reflect the current international standards applied in contracts regarding supply of crude oil and do not influence estimated value of the Agreement. The Annex is recognized as the change of "the significant agreement" in meanings of regulations of the Decree of the Council of Ministers dated 16 October 2001 on current and periodic information published by issuers of securities, as the amount of the Agreement exceeds 10% of the Company's shareholders equity.

5. On 6 November 2003 the Management Board of PKN ORLEN received information that the number of its shares held by The Bank of New York decreased. According to current report No 74/2003 from 3 October 2003 The Bank of New York possessed 42,380,674 shares constituting 10.09% of votes at the General Shareholders' Meeting. As at 4 November 2003 The Bank of New York possessed 41,974,304 shares constituting 9.99% of share capital and votes at the General Shareholders' Meeting.

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

6. On 17 November 2003 the Management Board of PKN ORLEN announced, that it sent to WestLB in Prague – a privatization adviser to the Czech government - a preliminary expression of interest in participating in the tender for Unipetrol a.s. The letter was an answer to the announcement from 6 November 2003 concerning opening by the National Property Fund of the Czech Republic a privatization process of Unipetrol a.s. On 19 November 2003 PKN signed a co-operation agreement with Agrofert Holding a.s in Prague (Czech Republic) over the privatization of Unipetrol a.s. This agreement follows the letter of intent signed on 26 May 2003 (see current report No 40/2003 from 26 May 2003). The agreement covers initial arrangements regarding co-operation of the parties in the privatization process and defines the preliminary division of Unipetrol's assets between the parties should their bid be successful.

7. On 20 November 2003 the Management Board of Polski Koncern Naftowy ORLEN S.A. (ORLEN) informed, that PKN ORLEN and MOL Hungarian Oil and Gas Plc. („MOL") signed agreement whereby they agreed intention to initiate the co-operation in the Central and Eastern European oil sector. The parties believe that this co-operation would allow both MOL and ORLEN to benefit from synergies and could create the opportunity to compete more effectively with the major global operators in the sector. The agreement provides for an initial period of exclusive consultation between MOL and ORLEN in respect of potential co-operation. The parties have also agreed to establish working groups to assess the feasibility of further potential co-operative initiatives and to consider the structuring and timing of such initiatives. Despite the fact that the agreement involves non-binding elements, the parties believe it will serve as a useful measure and look forward to productive discussions between the MOL and PKN ORLEN teams.

8. The Management Board of PKN ORLEN announced, that on 21 November 2003 it submitted a preliminary, non-binding expression of interest to the Romanian Ministry of Economy and Commerce in Bucharest in respect of the purchase of a 51% stake in SNP Petrom S.A., Romania's biggest oil company.

9. On 1 December 2003 the Management Board of PKN ORLEN announced, that it has requested The Warsaw Stock Exchange to admit 7,531,924 (seven million five hundred thirty one thousand nine hundred twenty four) PKN ORLEN's shares to trading on the Warsaw Stock Exchange as a succession of assimilation of shares in the National Depository for Securities. On 3 December 2003 the Management Board of the Warsaw Stock Exchange ("WSE") in resolution based on § 16 paragraph 1 of WSE Regulations decided to admit 7,531,924 PKN ORLEN series D ordinary shares for trading at the exchange since 10 December 2003.

10. The Company ORLEN Powiernik Sp. z o.o. on:
    - 16 December 2003 purchased from Citibank Handlowy 10,900 bonds issued by PKN ORLEN with a par value PLN 10,000, at par purchasing price PLN 9,864.11 in order to allocate free cash.
    - 23 December 2003 purchased from Citibank Handlowy 1,929 bonds issued by PKN ORLEN with a par value PLN 10,000, at par purchasing price PLN 9,865.34 in order to allocate free cash.
    - 31 December 2003 purchased from Citibank Handlowy 9,240 bonds issued by PKN ORLEN with a par value PLN 10,000, at par purchasing price PLN 9,867.80 in order to allocate free cash.
    - 1 January 2004 purchased from Citibank Handlowy 1,287 bonds issued by PKN ORLEN with a par value PLN 10,000, at par purchasing price PLN 9,874.97 in order to allocate free cash.

    ORLEN Powiernik is 100% owned by PKN ORLEN S.A.

11. On 17 December 2003 the Management Board of PKN ORLEN received information that on 12 December 2003 Mr Jacek Strzelecki, Vice-President & CFO of PKN ORLEN, based on an agreement signed with CA IB Securities S.A. on 8 September, 2003, sold 254,493 (two hundred and fifty four thousand four hundred and ninety three) PKN ORLEN's shares through the bank. The price of one share sold by Mr Strzelecki was equal to PLN 21.90.

12. The Management Board of PKN ORLEN announced, that on 17 December 2003 it signed a Letter of Intent with Zaklady Azotowe Pulawy S.A. regarding production of caprolactam and natural gas deliveries. The contract determines the utilization of PKN ORLEN and Zaklady Azotowe Pulawy S.A. potential, in order to find production alliances, business and investment relations in the area of caprolactam production and natural gas deliveries.

13. On 19 December 2003 the Management Board of PKN ORLEN announced, that it has concluded a number of legal transactions, particularly it has entered into certain agreements in connection with provision of financing (the "Financing Transaction") by the banking consortium led by Bank of Tokyo Mitsubishi, KBC,

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

Societe Generale and European Bank for Reconstruction and Development (the "Arranging Banks") to Basell Orlen Polyolefins Sp. z o.o. (the "Joint-Venture Company"), a joint-venture company of PKN ORLEN and Basell Europe Holdings B.V. ("BEH").

14. On 22 December 2003 the Management Board of PKN ORLEN received information, that the number of its shares held by The Bank of New York increased. According to current report No 81/2003 from 6 November 2003 The Bank of New York possessed 41,974,304 shares constituting 9.99% of votes at the General Shareholders' Meeting. As of 19 December 2003 The Bank of New York possessed 45,061,314 shares of PKN ORLEN, authorizing to 45,061,314 votes at the General Shareholders Meeting constituting 10.54% of share capital and votes at the General Shareholders' Meeting.

15. The Management Board of PKN ORLEN ("Issuer") announced, that on 31 December 2003 Issuer repurchased 3,812,860 series 'A' convertible bonds, which were not converted into shares in accordance with the realization of the management incentive program. Resolution No 8 of Ordinary General Shareholders Meeting dated 15 May 2000 was the legal basis for the repurchase. The bonds were repurchased at an issuing price equal to PLN 20.3 for one convertible bond.

16. The Management Board of PKN ORLEN ("Issuer") announced, that on 31 December 2003 PKN ORLEN signed yearly contracts:
    1. with BP Polska Spolka z o.o. The subject of the agreement is sales of gasoline and diesel fuel to the company BP Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PLN 3,342,000 thousand (gross).
    2. with SHELL Polska Spolka z o.o. The subject of the agreement is sales of gasoline and diesel fuel to the company SHELL Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PLN 1,920,000 thousand (gross).

    The above-mentioned agreements are „significant agreements" as defined in the Ordinance of the Council of Ministers, of October 16, 2002, regarding the current and periodic information to be disclosed by issuers of securities as the total value of particular agreements exceeds 10% of Issuer's equity.

17. The Management Board of PKN ORLEN announced, that on 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. with its registered office in Rotterdam, the Netherlands ("ConocoPhillips") signed an agreement whereby they agreed the intention to co-operate in the privatisation process of Unipetrol a.s., a company operating in the Czech oil sector ("Unipetrol"). The agreement sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of Unipetrol Group and the potential terms of the acquisition by the parties of some assets of Unipetrol Group, in the event of the PKN successful participation in the Unipetrol privatisation. The agreement represents an early stage in the discussions between ConocoPhillips and PKN ORLEN and does not constitute a legally binding obligation of any party to enter into any future agreement.

18. On 9 January 2004 the Management Board of PKN ORLEN announced, that PKN ORLEN (I) was informed that on 6 January 2004, Basell Orlen Polyolefins Sp. z o.o. with its registered office in Plock ("JV Company") - a joint-venture company of PKN ORLEN and Basell Europe Holdings B.V. with its registered office in Haarlemmermeer, the Netherlands („BEH") - executed an advisory services agreement ("Advisory Services Agreement") between PKN ORLEN, the JV Company and BEH; and (II) PKN ORLEN entered into the agreement on construction and co-financing of infrastructure facilities with the JV Company („OSBL Agreement").

19. The Management Board of PKN ORLEN announced, that on 12 January, 2004 PKN ORLEN submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Česká konsolidační agentura ("ČKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by ČKA (collectively the "ČKA Assets"). PKN ORLEN proposed the initial price in the Offer based on the review of the limited information and data received at this stage. PKN ORLEN expects that in the next phase of the above-mentioned project, it will have the opportunity to carry out legal, financial, environmental and technical due diligence which would allow it to properly assess the value of UNIPETROL and other rights and obligations related to privatization process. The price in the final offer for the acquisition of UNIPETROL shares and ČKA Assets may be, therefore, appropriately adjusted. The

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

Offer is part of PKN ORLEN's strategy to be on the forefront of consolidation process in Central European downstream. The acquisition of UNIPETROL is one of the next significant steps in PKN's strategy, as it represents a perfect opportunity for PKN ORLEN to: (I) to expand its geographic presence, (II) enter the attractive Czech market and (III) strengthen its position in Southern Poland.

20. On 27 January the Management Board of PKN ORLEN announced, that it issued parent company guarantee to Shell Deutschland Oil GmbH - to secure the liabilities of ORLEN Deutschland GmbH (PKN ORLEN's fuel subsidiary in Germany) arising from ORLEN Deutschland's fuel trading operations amounting to EUR 40,000 thousand. The guarantee is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH.

21. The Management Board of the Company announced, that it provided on 19 February 2004 with a corporate guarantee following companies: HGM Roland Mineralöl Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft totaling to EUR 22m and USD 40m and guaranties in form of guarantee letters to the banks: Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG totaling to EUR 15m in order to secure the execution of trade payables of its German subsidiary ORLEN Deutschland GmbH resulting from its activities. The issued warranties and guaranties will replace current securities provided by PKN ORLEN on 29 July 2003 (see current report No 60/2003 dated 30 July 2003).

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change during the period 01.10.2003-16.02.2004	Share in number of votes in % at the GM as at the day of issue publication of this report**	Number of shares as at the day of issue publication of this report**
Nafta Polska S.A.	17.63%	74,076,299	(0.31)%	17.32%	74,076,299
State Treasury	10.38%	43,633,897	(0.18)%	10.20%	43,633,897
The Bank of New York (GDR owner)	10.01%	42,048,674	0.76%	10.77%	46,063,106
Others	61.98%	260,418,267	(0.27)%	61.71%	263,935,759
Total	100%	420,177,137	-	100%	427,709,061

* Data as at 31 October 2003
** Data as at 16 February 2004

As a result of realisation of the Management options program 7,531,924 bonds were converted into shares of PKN ORLEN. On 20 November 2003 District Court in Warsaw registered the capital increase of PKN ORLEN. As a result of the capital increase the total number of shares amount to 427,709,061, what is described in Note VI point 2.

On 20 June 2002 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN, which constitutes 5.59% of total number of votes at the General Meeting of Shareholders.

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw, that Commercial Union Mutual Pension Fund BPH CU WBK possessed on 1 July 2003 21,533,539 shares of PKN ORLEN, which constitutes 5.04% of the total number of shares at the General Meeting of Shareholders.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

VIII. CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in IV Q 2003:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Number of shares as at the day of publication of this report**
Management Board	254,493	-	254,493	-
Supervisory Board	-	-	-	-

* Data as at 31 October 2003
** Data as at 16 February 2004

In line with incentive program all bonds acquired by the Management Board have been converted into shares and sold during the 4Q 2003.

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

IX. INFORMATION ON MATERIAL LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia, taking into account a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil, applied to the Tax Office in Chrzanow for partial remission of the liability. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia S.A. paid PLN 11.8m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was remitted.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2003 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN Petro Tank Sp. z o.o. amounting to PLN 232,147 thousand. On 22 January 2003 Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise.

   In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying unconsolidated and consolidated condensed financial statements for 12 month period ended 31 December 2003.

The Capital Group of PKN ORLEN S.A. SA-QSr IV/2003 PLN '000

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITY

In the period from 1 January to 31 December 2003 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% or more of the Company's equity.

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

Within the period covered by these financial statements the Dominant Company concluded a transaction with BEH concerning contribution in-kind to Basell ORLEN Polyolefins Sp. z o.o., the transaction is described in more details in point IV a). Except for the above mentioned there were no unusual transactions with related entities in the Capital Group during the period from 1 January to 31 December 2003, where the value of the transaction would exceed EUR 500 thousand.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE THE AMOUNT OF GUARANTEE ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

In the Capital Group of PKN ORLEN S.A during the period from 1 January to 31 December 2003, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entities or subsidiaries, where the amount of surety or guarantee would account for 10% or more of the Company's equity.

MANAGEMENT BOARD MEMBERS SIGNATURES

....
President - Zbigniew Wróbel

....
Vice-President – Jacek Strzelecki

....
Vice-President – Sławomir Golonka

....
Vice-President – Janusz Wiśniewski

....
Vice-President - Andrzej Macenowicz

Plock, 24 February 2004

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD
(SECURITIES EXCHANGE COMMISSION)
00- 950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

PKN ORLEN SA
SEC File
82-5036

Annual report SA-R 2003

(according to § 57. 2 and § 58.3 Council of Ministers Decree dated 16 October 2001 - Journal of Law no 139, item 1569 and Journal of Law from 2002 no 31 item 280)

(manufacturing, contracting, trading and service industry issuers)

For current period from 01.01.2003 to 31.12.2003
and previous year from 01.01.2002 to 31.12.2002

31 March 2004
(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A. (abbreviated legal name)
CHEMICAL INDUSTRY (industry classification according to Securities Exchange)

09-411 (postal code)
PLOCK (location)

CHEMIKOW (street)
7 (number)

48 24 365 28 95 (phone)
48 24 365 40 40 (fax)
media@orlen.pl (e-mail)

774-00-01-454 (NIP)
610188201 (REGON)
www.orlen.pl (www)

ERNST & YOUNG AUDIT SP. Z O.O.
(Auditor)

29 March 2004
(Date of opinion)

Extended annual report contains:

- ☒ Auditor's opinion and report on the financial statement.
- ☒ Letter of the President of the Management Board
- ☒ Annual financial statement
  - ☒ Introductory notes
  - ☒ Balance sheet
  - ☒ Profit and loss account
  - ☒ Movements in shareholders equity
  - ☒ Cash flow statement
  - ☒ Explanatory notes
- ☒ Management's commentary (report on activities)
- ☐ Opinion on the annual audited financial statement (§ 59. 2 of the Decree)

SELECTED FINANCIAL DATA	PLN thousand 2003	PLN thousand 2002	EUR thousand 2003	EUR thousand 2002
I. Net sales	24,629,963	23,891,830	5,538,059	5,372,089
II. Operating profit	1,172,163	585,261	263,561	131,596
III. Gross profit	1,134,757	616,301	255,151	138,576
IV. Net profit	933,781	382,270	209,961	85,954
V. Net cash flow from operating activities	1,237,747	1,053,410	278,308	236,860
VII. Net cash flow used in investing activities	(1,289,776)	(668,605)	(290,007)	(150,336)
VI. Net cash flow used in financial activities	53,229	(404,803)	11,969	(91,020)
VIII. Net cash flow	1,200	(19,998)	270	(4,497)
IX. Total assets	13,697,813	12,590,537	2,903,925	2,669,183
X. Liabilities and provisions for liabilities	5,323,362	5,326,946	1,128,548	1,129,308
XI. Long term liabilities	1,381,612	233,648	292,901	49,533
XII. Short term liabilities	3,198,660	4,300,823	678,113	911,771
XIII. Shareholders equity	8,374,451	7,263,591	1,775,377	1,539,875
XIV. Share capital	534,636	525,221	113,342	111,346
XV. Number of shares	427,709,061	420,177,137	427,709,061	420,177,137
XVI. Earnings per ordinary share (zl/EUR)	2.22	0.91	0.50	0.20
XVII. Diluted earnings per ordinary share (zl/EUR)	-	-	-	-
XVIII. Net book value per share (w zl/EUR)	19.58	17.29	4.15	3.66
XIX. Diluted net book value per share (w zl/EUR)	-	-	-	-
XX. Declared (current year) or paid (previous year) dividend per share (w zl/EUR)	0.44	0.14	0.10	0.03

Financial data presented above is recalculated into EURO according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 31 December 2003 i.e. 4.7170 zloty/EUR;
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the twelve months period (1 January 2003 – 31 December 2003) i.e. 4.4474 zloty/EUR.

INDEPENDENT AUDITORS' OPINION

To the General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the attached financial statements for the year ended 31 December 2003 (format SA-R) of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock at Chemikow St.7, containing:

   - the introduction to the financial statements,
   - the balance sheet as at 31 December 2003 with total assets amounting to 13,697,813 thousand zlotys (in words thirteen billion, six hundred ninety seven million, eight hundred thirteen thousand zlotys),
   - the profit and loss account for the period from 1 January 2003 to 31 December 2003 with a net profit amounting to 933,781 thousand zlotys (in words nine hundred thirty three million, seven hundred eighty one thousand zlotys),
   - the statement of changes in shareholders' equity for the period from 1 January 2003 to 31 December 2003 with a net increase in shareholders' equity amounting to 1,110,860 thousand zlotys (in words one billion, one hundred and ten million, eight hundred sixty thousand zlotys),
   - the cash flow statement for the period from 1 January 2003 to 31 December 2003 with a net cash inflow amounting to 1,200 thousand zlotys (in words one million, two hundred thousand zlotys) and
   - the additional notes and explanations.

   The format of the attached financial statements for the year ended 31 December 2003 ("the attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

3. We conducted our audit of the financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994 (the "Accounting Act"),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether the financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management, as well as evaluating the overall presentation of financial statement. We believe our audit has provided a reasonable basis to express our opinion on the financial statements treated as a whole.

4. In our opinion, the attached financial statements, in all material respects:

   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2003 to 31 December 2003, as well as its financial position as at 31 December 2003;
   - have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and regulations issued based on that Act, and based on properly maintained accounting records;
   - are in accordance with the Accounting Act referred to above and regulations issued based on that Act and the Company's articles of association that affect their content.

5. Without qualifying our opinion, we draw attention to the following issues:

   a) In accordance with the regulations of the Accounting Act, the Company has presented in the attached financial statements shares in subsidiaries and associates at cost (adjusted for any permanent diminution in value). In accordance with the Accounting Act, the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group"), of which the Company is the parent company, will prepare consolidated financial statements. The financial results and net assets of the Capital Group's will significantly differ from the Company's financial results for the year ended 31 December 2003 and its net assets as at that date.

6. We have read the Management Board Commentary on the Company's operations for the period from 1 January 2003 to 31 December 2003 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and conclude that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree on current and periodic information.

Certified Auditor
No 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
ul. Emilii Plater 53
00-113 Warszawa
Ident. no. 130

Łukasz Zalicki

Tomasz Bieske
Certified Auditor No 9291/6975

Warsaw, 29 March 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.

LONG FORM AUDITOR'S REPORT SUPPLEMENTING THE OPINION ON THE FINANCIAL STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2003

This is a translation of a document originally issued in the Polish language.

(in thousands PLN)

I. GENERAL NOTES

1. Background

Polski Koncern Naftowy ORLEN Spółka Akcyjna (hereinafter the Company) was incorporated by a Notarial Deed dated 29 June 1993. The address of the Company's registered office is Plock, Chemików St. 7.

The Company was entered into the Commercial Register kept by District Court in Plock, Economic and Registry Department, Entry No. RHB 28860 on 26 July 2002.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated on 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna (joint stock company).

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated on 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna (joint stock company).

The Company uses NIP number 774-00-01-454 granted on 10 September 1993 and the REGON statistical number 610188201 granted on 8 June 1993.

On 19 May 1999 General Meeting of Shareholders of the Company adopted a resolution on merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Company consistently with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

The Company is the dominant entity of the capital group – the list of related parties is included in the additional notes and explanations to the audited financial statements for the year ended 31 December 2003 in note 4L.

In accordance with the resolution of the Ordinary General Meeting of Shareholders of the Company dated 19 May 1999 as the result of incorporation of CPN, the Company changed its scope of activities. According to the articles of association resolved on Ordinary General Meeting of Shareholders of the Company dated 19 May 1999 and its recent changes dated 17 April 2003, the Company's activities include production, trade and services, and in particular:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products,
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for them, sale of consumer and industrial goods,
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,

(in thousands PLN)

- transportation activity including land transport, trail transport, water and pipeline transport,
- storage of crude oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
- metal production and manufacturing of plastic raw materials
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
- activities in the area of education, professional schooling and internal human capital services,
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing.

As at 31 December 2003, the Company's issued share capital amounted to PLN 534,636 thousand. Equity at this day amounted to PLN 8,418,866 thousand.

In accordance with the information obtained from the Company as at 31 December 2003 the ownership structure of the Company's issued share capital was as follows:

	Number of shares	Number of votes	Par value of shares	% of equity
Nafta Polska S.A.	74,076,299	74,076,299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
Bank of New York (owners GDR)	44,464,114	44,464,114	55,580,142	10.40%
Other	265,534,751	265,534,751	331,918,439	62.08%
Total	427,709,061	427,709,061	534,636,326	100.00%

On 20 June 2002 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A, constituting 5.69% (5.59% taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

(in thousands PLN)

On 4 July 2003 the Company was informed, that Commercial Union OFE BPH CU WBK, possessed 21,533,539 shares of PKN ORLEN S.A., constituting 5.13% (5.04% taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

Movements in the issued share capital of the Company in the financial year were as follows:

	Number of shares	Par value of shares
Opening balance	420,177,137	525,221,421
Increase of capital	7,531,924	9,414,905
Closing balance	427,709,061	534,636,326

On 20 November 2003 District Court for capital city of Warsaw registered the increase in PKN ORLEN share capital by 7,531,924 shares of total par value PLN 9,414.9 thousands. The capital increase resulted from conversion of bonds into shares as an effect of the execution of Management Incentive, which was presented in details in point A of introduction to the financial statement for the year ended 31 December 2003.

Members of the Company's Management Board as at 29 March 2004 were as follows:

Zbigniew Wrobel	- President
Jacek Strzelecki	- Vice-President
Slawomir Golonka	- Vice-President
Janusz Wisniewski	- Vice-President
Andrzej Macenowicz	- Vice-President

During the period from 1 January 2003 to 29 March 2004 no changes took places in the composition of the Management Board.

(in thousands PLN)

2. FINANCIAL STATEMENTS

2.1 Auditor's opinion and audit of financial statements

Ernst & Young Audit Sp. z o.o. located in Warsaw, 53 Emilii Plater St., is a certified entity entered on the list of certified auditors under no 130.

Ernst & Young Audit Sp. z o.o. was elected by the Supervisory Board of PKN ORLEN S.A. on 14 May 2003 to audit the Company's financial statements,

Ernst & Young Audit Sp. z o.o. and the auditor managing the audit meet the conditions, as defined by art. 66 clause 2 and 3 of the Accounting Act dated September 29, 1994 (uniform text Journal of Laws No 76, dated 17 of June 2002, item 694 with further amendments) ("the Act"), enabling them to express an impartial and independent opinion on the financial statements.

Pursuant to the agreement executed on 10 July 2003 with the Company's Management Board, we have audited the financial statements for the year ended 31 December 2003.

Our responsibility was to express an opinion on the financial statements based on our audit, The auditing procedures applied to the financial statements were designed to enable us to express an opinion on the financial statements taken as a whole.

Our procedures did not extend to supplementary information that does not have an impact on the financial statements taken as a whole.

Based on our audit, we issued an auditor's opinion dated 29 March 2004, which was as follows:

"To the General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the attached financial statements for the year ended 31 December 2003 (format SA-R) of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock at Chemikow St.7, containing:

    - the introduction to the financial statements,
    - the balance sheet as at 31 December 2003 with total assets amounting to 13,697,813 thousand zlotys (in words thirteen billion, six hundred ninety seven million, eight hundred thirteen thousand zlotys),
    - the profit and loss account for the period from 1 January 2003 to 31 December 2003 with a net profit amounting to 933,781 thousand zlotys (in words nine hundred thirty three million, seven hundred eighty one thousand zlotys),
    - the statement of changes in shareholders' equity for the period from 1 January 2003 to 31 December 2003 with a net increase in shareholders' equity amounting to 1,110,860 thousand zlotys (in words one billion, one hundred and ten million, eight hundred sixty thousand zlotys),
    - the cash flow statement for the period from 1 January 2003 to 31 December 2003 with a net cash inflow amounting to 1,200 thousand zlotys (in words one million, two hundred thousand zlotys) and
    - the additional notes and explanations.

(in thousands PLN)

The format of the attached financial statements for the year ended 31 December 2003 ("the attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

3. We conducted our audit of the financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994 (the "Accounting Act"),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether the financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management, as well as evaluating the overall presentation of financial statement. We believe our audit has provided a reasonable basis to express our opinion on the financial statements treated as a whole.

4. In our opinion, the attached financial statements, in all material respects:

   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2003 to 31 December 2003, as well as its financial position as at 31 December 2003;
   - have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and regulations issued based on that Act, and based on properly maintained accounting records;
   - are in accordance with the Accounting Act referred to above and regulations issued based on that Act and the Company's articles of association that affect their content.

5. Without qualifying our opinion, we draw attention to the following issues:

   a) In accordance with the regulations of the Accounting Act, the Company has presented in the attached financial statements shares in subsidiaries and associates at cost (adjusted for any permanent diminution in value). In accordance with the Accounting Act, the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group"), of which the Company is the parent company, will prepare consolidated financial statements. The financial results and net assets of the Capital Group's will significantly differ from the Company's financial results for the 12 month period ended 31 December 2003 and its net assets as at that date.

6. We have read the Management Board Commentary on the Company's operations for the period from 1 January 2003 to 31 December 2003 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and conclude that the information

(in thousands PLN)

derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree on current and periodic information."

We carried out the audit of the Company's financial statements from 26 January 2004 to 29 March 2004 at the Company's premises.

2.2. Representations provided and availability of data

The Management Board confirmed its responsibility for the truth and fairness of the financial statements. The Management Board provided us with all financial information, accounting records and other required documents as well as all necessary explanations.

The Management Board has provided a written representation that:

- the information disclosed in the books of account were complete,
- all contingent liabilities had been included in the financial statements,
- all material events from the balance sheet date to the date of the representation were disclosed in the financial statements,

and confirmed that the information provided to us was true and fair to the best of the Management Board's knowledge and belief, and included all events that could have an effect on the financial statements.

2.3. Financial statements for prior financial year

The Company's financial statements for the year ended 31 December 2002 were audited by Lukasz Zalicki under the evidence number 9542/7118 acting on behalf of Ernst & Young under the evidence number 130. The chartered auditor issued an unqualified opinion on the financial statements for the year ended 31 December 2002, on 25 March 2003.

The Company's financial statements for the year ended 31 December 2002 were approved by the General Meeting of Shareholders on 24 June 2003 at which meeting the stockholders resolved to distribute the 2002 net profit as follows:

Dividends for shareholders (PLN 0.14 per share)	58,824,799.18
Supplementary capital	319,445,025.93
Social benefits fund	4,000,000.00

	382,269,825.11
	=============

(in thousands PLN)

The financial statements for the financial year ended 31 December 2002 together with the auditor's opinion, the excerpt from the resolution approving the financial statements, the excerpt from the resolution on the distribution of profit and the Directors' Report were filed on 4 July 2003, in the National Court Register.

The introduction to the financial statements, balance sheet as of 31 December 2002, profit and loss account, statement of changes in shareholders' equity and cash flow statement for the year ended 31 December 2002 together with the auditor's opinion, the excerpt from the resolution approving the financial statements and the excerpt from the resolution on the distribution of profit were published on 29 December 2003, in Monitor Polski B no 881.

The closing balances, as at 31 December 2002, were correctly brought forward to accounts as opening balances at 1 January 2003.

(in thousands PLN)

3. ANALYTICAL REVIEW

3.1. Basic data and financial ratios

Presented below are selected financial ratios indicating the economic or financial performance of the Company for the years 2001 – 2003. The ratios were calculated on the basis of the financial information included in the financial statements for the year ended 31 December 2002 and 31 December 2003.

	2003	2002	2001
Total assets	13,697,813	12,590,537	11,982,186
Shareholders' funds	8,374,451	7,263,591	6,932,385
Net profit/ loss	933,781	382,270	260,860
Return on assets	6.8%	3.0%	2.2%
Net profit / Total assets			
Return on equity	12.9%	5.5%	3.9%
Net profit / Shareholders' Funds at the beginning of period			
Profit margin	3.8%	1.6%	1.1%
Net profit / Sales			
Liquidity I	1,52	1,00	1,12
Current assets / Short-term creditors			
Liquidity III	0,02	0,01	0,03
cash / Short-term creditors			
Debtors days	20	18	18
Trade debtors x 365 / Net sales			
Creditors days	39	41	28
Trade creditors x 365 / Costs of sold goods for resale + cost of sold products			

(in thousands PLN)

	2003	2002	2001
Stock turnover	77	77	55
Stock x 365 / Cost of sold goods for resale + cost of sold products			
Stability of financing	76.0%	65.3%	72.6%
Equity + provisions + long-term creditors / Total liabilities and equity			
Debt ratio	38.9%	42.3%	42.1%
(Total liabilities – shareholders' funds) x 100 / Total assets			
Rate of inflation:			
yearly average	0.8%	1.9%	5.5%
December to December	1.7%	0.8%	3.6%

3.2 Comments on changes in financial ratios

Trends in the financial ratios were as follows:

Profitability ratios

In 2003 all profitability indices have increased in comparison to 2002: ROA from 3.0% to 6.8%, ROE from 5.5% to 12.9% and profit margin from 1.6% to 3.8%.

Liquidity ratios

Liquidity I index has decreased in 2003 by 0.52 in comparison with 2002. Its level in 2001, 2002 and 2003 was equal to 1.12, 1.00 and 1.52 respectively. During year 2003 liquidity III index increased by 0.01 compared to 2002 and amounted to 0.03, 0.01 and 0.02 in 2001, 2002 and 2003 respectively.

Efficiency ratios

Debtors turnover in the year 2003 increased by 2 days as compared to 2002 and amounted to 20 days. The creditors turnover ratio in 2003 amounted to 39 days and decreased by 2 days compared to 2002, when it reached the level of 41 days.

Stock turnover ratio in 2003 and 2002 amounted to 77 days.

Stability of financing

Gearing ratio increased from 65.3% in 2002 to 76.0% in 2003.

Debt ratio

Debt ratio in year 2003 decreased to the level of 38.9% in comparison to 2002 when it reached the level of 42.3%.

3.3 Going concern

Nothing came to our attention during the audit that caused us to believe that the Company is not able to continue as a going concern for at least the twelve months subsequent to 31 December 2003 as a result of an intended or involuntary closure or a substantial limitation of the current operations.

In Note B in the introduction to the financial statements for the year ended 31 December 2003, the Management Board indicated that the financial statements were prepared on a going concern basis, being for a period of at least twelve months subsequent to 31 December 2003 and that there are no circumstances indicating a threat to its continuation as a going concern.

II. DETAILED REPORT

1. ACCOUNTING SYSTEM AND INTERNAL CONTROL SYSTEM

The Management Board is responsible for the completeness and accuracy of the books of accounts as well as for establishing and maintaining the Company's internal control system and preventing and discovering any irregularities.

In fulfilling this responsibility, the Management Board is required to make estimates and apply judgment to assess the expected benefits and costs relating to the policies and procedures that make up the Company's internal control system.

Internal control systems must provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorised use or disposition and that transactions are executed in accordance with management's authorisation and recorded properly to permit the preparation of financial statements in accordance with the Act.

Limitations inherent in any internal control system may allow certain errors or irregularities to occur and not be detected.

Material weaknesses are those weaknesses, where the design or operations of one or more elements of the internal control system do not ensure the reduction of risk to a relatively low level, such that errors or irregularities, which might prove material in relation to the audited financial statements, will occur and will not be discovered and corrected on a timely basis, by employees in the normal course of their duties.

1.1 Applied Accounting System

The Company's accounts are kept using the computer system SAP R/3 in the Company's office. The Company has got up-to-date documentation referred to in Article 10 of the Act including the chart of accounts approved by the Company's Management Board.

During our audit we have not noticed any material irregularities in the books of accounts which were not subsequently corrected and could have a material effect on the audited financial statements. These would include matters related to:

- the reliability of the accounting records, the absence of errors in the accounting records and trail of entries in the accounting records,
- the fact whether business transactions are supported by documents,
- the correctness of opening balances based on approved prior year figures,
- consistency between the accounting records, source documentation and the financial statements,
- the requirements on the safeguarding of accounting records and storing the accounting books and the financial statements.

(in thousands PLN)

1.2 Internal control

The purpose of our audit was to express an opinion on the financial statements. As the audit procedures are performed on a test basis, irregularities in the accounting records or the financial statements, or fraud and abuse may occur and be left undetected.

In planning and performing our audit of the Company's financial statements for the year ended 31 December 2003, we considered its internal control system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control system. Our consideration of the internal control system would not necessarily disclose all deficiencies in the system that might be considered to be material weaknesses.

During the financial year the Company's procedures and purchase transactions were subject to specific analyses requested by the Supervisory Board. As a result of performed analyses areas for significant improvements were identified and presented to the Management Board and the Supervisory Board.

In 2003 the Company extended the internal procedure of identification of transactions with related parties containing among others representation of Management Board and Supervisory Board Members. As of the date of preparation of this report, one of the Members of the Supervisory Board has not complied fully with the extended procedure mentioned above.

During our audit we did not detect any irregularities in the internal control system, as defined in p. II.1 above, which could have had a material effect on the audited financial statements, including access control over data and the processing of the data by the Company's computer system.

2. ASSETS

Details of the Company's assets are presented in the audited financial statements for the year ended 31 December 2003.

Fixed assets were last counted during the year 2003 on a perpetual count system basis. The Company prepares the counting plan at yearly intervals. According to the plan each fixed asset is counted at least once every fourth year, with compliance of the Act. Any differences between the balance of fixed assets based on the accounting records and the figure arrived at during the count were adjusted in the accounting records in the year 2003.

Stocktaking of raw materials, semi-finished products, finished products and goods for resale was performed during the year 2003 on a perpetual stocktaking system basis. Stocktaking of work in progress was performed on 31 December 2003. Any differences between the balance per stock count and the books were explained and appropriately adjusted.

The balance of the trade debtors was confirmed by the Company as at 31 October 2003. Confirmations received by the Company account for 85.2 % of the total of trade debtors as at the date of confirmation. All differences between debtor confirmations received and the balances in the accounting records were appropriately adjusted.

(in thousands PLN)

The ageing of trade debtors is as follows:

Up to 3 months	1,156,531
From 3 to 6 months	56,868
From 6 to 12 months	39
Over 12 months	405
Overdue	289,651
Trade debtors gross	1,503,494
Provision	(175,142)
Trade debtors net	1,328,352

3. LIABILITIES

Details of the Company's liabilities are presented in the audited financial statements for the year ended 31 December 2003.

Trade creditors balances were confirmed by the Company as at 31 October 2003. Confirmations received by the Company account for 85.3% of the total of the trade creditors as at the date of confirmation. Any differences between confirmations received and the balances in the accounting records were appropriately adjusted.

4. PROFIT AND LOSS ACCOUNT

Details of the profit and loss account are included in the audited financial statements for the year ended 31 December 2003.

5. NOTES TO THE FINANCIAL STATEMENTS

The introduction to the financial statements and the additional information and notes to the financial statements for the year ended 31 December 2003, are in all material aspects consistent with the requirements of the Act, including art. 45 of the Act.

6. DIRECTORS' REPORT

We have read the Management Board Commentary on the Company's operations for the period from 1 January 2003 to 31 December 2003 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and concluded that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No, 139, item 1569 with further amendments) ("Decree on current and periodic information").

(in thousands PLN)

7. CONFORMITY WITH LAW AND REGULATIONS

Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Supervisory Board for further analyses. Simultaneously, the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures.

The final outcome of the above notifications is not known as at the date of the preparation of this report.

However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying financial statement for the year ended 31 December 2003.

Apart from the above mentioned issue, we have obtained a written representation letter from the Management Board that no laws or regulations were violated during the financial year.

8. WORK OF THE EXPERT

During our audit we have taken into account the results of the work of the following independent experts:

- Actuary – (Deloitte & Touche) – valuation of prospective liabilities other than salaries and wages as of 31 December 2003,
- WS Atkins – expert company which performed in March 2004 assessment of prospective environmental expenses related to land reclamation.

Certified auditor No 9542/7118	on behalf of Ernst & Young Sp. z o.o. ul. Emilii Plater 53 00-113 Warszawa Ident. no. 130
Łukasz Zalicki	Tomasz Bieske Certified auditor No 9291/6975

Warsaw, 29 March 2004

POLSKI KONCERN NAFTOWY ORLEN
SPOLKA AKCYJNA

ANNUAL REPORT
2003

PLOCK, MARCH 2004

ORLEN

Below presented PKN ORLEN Annual Report for 2003 consists of:

- President's Letter
- PKN ORLEN financial statements for the year ended 31 December 2003
- Management Board Commentary on Business Operations of PKN ORLEN for 2003
- Auditor's opinion and report on financial statements for the year ended 31 December 2003

Letter from the President

Dear Ladies and Gentlemen,

In 2003, PKN ORLEN expended considerable effort and performed serious undertakings and investments, which brought the expected results. The efforts and commitment of our management staff as well as the leveraging of the favourable market conditions translated into the best financial performance in our history. Our non-consolidated net profit was PLN 933.8m. When published, the data boosted the share price of PKN ORLEN to the record-high level. We take great pride in such a positive assessment of our performance by the investors.

Last year was favourable for the refining industry although, despite the war in Iraq, the oil prices rose by a mere 15.3% (to USD/b 28.86). The refining margin reached a very satisfactory level of USD 3.06/b (twice as high as in 2002). The Ural/Brent oil price differential, which is another material factor in our profitability, went up by 45.5% (to USD 1.76/b)

In 2003, Poland was one of the most rapidly developing countries in Europe. It recorded a 3.7% growth of the GDP, which translated into an almost 6% growth in fuel consumption and a 16% increase in new car sales. The positive macroeconomic data for the first quarter of 2004 offers positive outlook.

One of the landmark events in 2003 was the launch of the industry consolidation process in this part of Europe by PKN ORLEN. The agreement on cooperation with MOL, a Hungarian oil concern, opens way to closer collaboration and later to equity amalgamation of the two companies. We also entered the privatisation bid for the Czech Unipetrol. All these steps were taken in pursuance of our strategic objective – to establish a strong position of PKN ORLEN as a foundation for a refining and petrochemical concern of Central Europe.

To create such a strong international player, we must make the most of our potential, though. That is why we took the effort to prepare and implement the long-term Value Based Management project, which led to formulating a strategy and transforming it into specific objectives for each management centre – from the Management Board to the middle management staff. The VBM has already been implemented in the budget, reporting, investment assessment, management-by-objectives, and shareholder communication systems. In this way, the Management Board gained an effective tool to define management objectives, make correct assessment of employees' performance and provide them with appropriate motivation. The senior and middle management staff may verify which actions will affect the shareholder value and how, so that the most effective solution may be selected. That is why the communication with our shareholders can be based on the same assessment criteria, which have been known and applied on the developed markets for many years now. Our programme comprises five major elements:

- Employment rightsizing,
- Cost cutting,
- Reorganisation, modernisation and expansion in the retail segment,
- Increased use of processing capacities at our refinery (including development of the petrochemical part), and
- Reorganisation and sale of assets of our non-core businesses.

With a view to achieving the goal of doubling the Company's value by 2006 through increased efficiency of PKN ORLEN and its Group, in 2003 we consistently implemented individual elements of the programme. The implementation of the Comprehensive Cost Cutting Programme, which began in July, brought measurable financial benefits to the Company in 2003. Moreover, last year saw creation of an entire implementation infrastructure and auxiliary programmes. Our cost-cutting programme is fairly ambitious – it provides for savings of PLN 800m annually. However, with such highly motivated and devoted management staff, we are definitely closer to fulfilling this objective. The programme conveys a message to the entire team that there is a necessity to take up serious challenges and perform the assigned tasks in our daily activities. The entire Company recorded reduction of costs by PLN 144m, which is in line with the projections made at the beginning of 2003. one of the supporting programmes, namely the Voluntary Retirement Scheme, is also producing material results (over 400 declarations received), while the Reorganisation of the Regional Structures Plan is ready for implementation. The initiatives pursued in the area of sales, procurement and logistics confirmed that there is further scope for efficiencies. We disposed of PKN ORLEN's 25 non-core companies, thus the staffing levels were reduced by 1,500 employees. The total headcount at the concern went down by 2,700. In 2004, further 21 companies will be sold and the employment will decline by 1,600 personnel in the ORLEN Group and by 500 in PKN ORLEN. We completed the performance of the rebranding of our own service stations and now we prepare to re-brand the franchised stations.

In line with my declarations made after I took office two years ago and the plan which I outlined to you at that time, we pursued the strategy of diversification of our business and expansion in Poland. We established a joint venture with Basell, a global leader and a major player in the petrochemical sector. The joint venture is one of the largest investment projects in the Polish economy, with the estimated value of EUR 500m. Basell Orlen Polyolefins was awarded the 2003 European Petrochemical Transaction of the Year title by the *Project Finance* magazine.

Despite the fact that the tender for the privatisation of the Lotos Group was unsuccessful, we still believe that PKN ORLEN is the best partner for this group and we will continue our efforts aimed at implementing this concept.

In 2003, the rationale behind our first major transaction on the international market was confirmed. Almost 500 of our service stations successfully operated on the German market. Despite investment efforts put into the rebranding of the stations into ORLEN and STAR, the service stations became profitable already in the first year of operations, although our conservative plan had assumed less optimistic financial results. Thanks to the operation of the network of service stations in Germany, in 2004 we sold additional 400,000 tonnes of fuel in Poland as a result of swap transactions with international concerns, which will bring, in line with the promise made last year, synergies estimated at approx. EUR 10m. These actions show that apart from the work aimed at increasing the efficiency of PKN ORLEN, we also know how to execute and implement international projects. Currently we are working on next projects.

The year 2003 proved that the ORLEN shares are a good investment. The restructuring programmes yielded the anticipated results and ORLEN has a strong and established position on the market. The execution of the M&A plans in Central Europe will further boost the market value of our Company. The Warsaw Stock Exchange enjoys an upward trend in line with the growth of GDP, and Poland's accession to the European Union should provide another stimulus for further growth of the economy. As a result of a combination of these factors – the achieved increase in the efficiency of our operations, growth of the domestic economy and satisfactory margins – we steadily pursue our aim, which is the doubling of the economic value of our PKN ORLEN by 2006.

The record-breaking 2003 results allow me to declare that the Management Board will put a motion to the General Shareholders Meeting to pay out a 20% dividend, which means a nearly four-fold increase compared with the 2002 dividend. Thus, I am convinced that thanks to both the high dividend and the over 50% increase in the ORLEN share price over the last year, the entire ORLEN community will find the year of 2003 extremely successful.

I would like to thank all the employees whose efforts contributed to the achievement of our historical success. It is to all of us a source of satisfaction and something to be proud of. I would also like to thank all the shareholders who trusted the Company's management and may now enjoy the results of their investments.

We do not take the favourable macroeconomic conditions for granted; therefore, we focus our efforts on improving the Company's efficiency and reducing the costs of operations. I am convinced that in 2004 we will be able to deliver results comparable to those recorded in 2003, and the investment in the ORLEN shares will again be profitable.

Zbigniew Wrobel
President of the Management Board

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

PLOCK, MARCH 2004

(in PLN thousand)

INTRODUCTORY NOTES TO THE FINANCIAL STATEMENT

A. Name, address, main operating segments of the Company and periods for which the financial statements are presented

Polski Koncern Naftowy ORLEN Spolka Akcyjna (further refereed to as "Company", "PKN ORLEN") is located in Plock, Chemikow Street 7. The Company was formed through transformation of a State-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780. On 26 July 2002 changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw were introduced.

On 19 May 1999 Ordinary General Meeting of Shareholders of the Company adopted a resolution on merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna (joint stock company).

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna (joint stock company).

Structure of share capital of the Company on 31 December 2003 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
Series D	7,531,924	9,414,905.00
	---------	-----------
Total	427,709,061	534,636,326.25
	==========	============

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares are to be acquired by bearers of series A bonds convertible to shares with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program presented in Note 12.

During the year 2003 7,531,924 bonds were converted into shares as a effect of the execution of the management options program. On 20 November 2003 District Court for capital city of Warsaw registered the increase in PKN ORLEN share capital. As a result of that increase the total number of shares amounts to 427,709,061.

In accordance with the resolution of the Ordinary General Meeting of Shareholders of the Company dated 19 May 1999 as the result of incorporation of CPN by the Company, the scope of activities of the Company was changed. According to the articles of association dated 19 May 1999 and its last changes dated 17 April 2003, the Company's activities include production, trade and services, in particular:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products,
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for them, sale of consumer and industrial goods,
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including land transport, rail transport, water and pipeline transport,
- storage of crude oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
- metal production and manufacturing of plastic raw materials,
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
- activities in the area of education, professional schooling and internal human capital services.
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing.

The activity is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The Company runs a business within segments of production and distribution of crude oil products and in chemical segment.

The Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.

Within the basic activity of the Company there are two business segments: refining and chemical.
The Refinery Segment consists of crude oil processing and wholesales and retail sales of refinery products comprising mainly fuels. The Chemical Segment comprises production and sales of petrochemicals.

(in PLN thousand)

The composition of the Supervisory Board of PKN ORLEN as of 31 December 2003 was the following:

- Maciej Gierej - President of the Supervisory Board
- Jan Waga - Vice-President of the Supervisory Board
- Orest Nazaruk – Secretary of the Supervisory Board
- Edward Grzywa - Member of the Supervisory Board
- Krzysztof Kluzek - Member of the Supervisory Board
- Andrzej Kratiuk - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Jacek Bartkiewicz - Member of the Supervisory Board

During the year 2003 and after the balance sheet date i.e. until the day of preparation of these financial statements the following changes in composition of the Supervisory Board took place:

On 14 February 2003 Jozef Wozniakowski resigned from the position of the member of the Supervisory Board of the Company. Jozef Wozniakowski was appointed to the position of Under Secretary in the Ministry of State Treasury.

On 25 March 2003 Jacek Bartkiewicz was appointed to Supervisory Board of the Company by the Ministry of State Treasury. Simultaneously, Grzegorz Mroczkowski – until then the Secretary of the Supervisory Board of the Company – was dismissed.

On 17 April 2003 Orest Nazaruk was appointed to Supervisory Board of the Company by Extraordinary Shareholders Meeting.

On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of the Company by the Ministry of State Treasury as a result of his resignation. Simultaneously, Grzegorz Mroczkowski was appointed to the Supervisory Board of the Company.

The composition of the Supervisory Board of PKN ORLEN as of the day of preparation of the financial statements was the following:

- Maciej Gierej - President of the Supervisory Board
- Jan Waga - Vice-President of the Supervisory Board
- Orest Nazaruk – Secretary of the Supervisory Board
- Edward Grzywa - Member of the Supervisory Board
- Krzysztof Kluzek - Member of the Supervisory Board
- Andrzej Kratiuk - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Grzegorz Mroczkowski - Member of the Supervisory Board

The composition of the Management Board of PKN ORLEN as of 31 December 2003 and as of the day of preparation of the financial statements was the following:

- Zbigniew Wrobel - President of the Management Board, General Director,
- Slawomir Golonka - Vice-President of the Management Board, Sales Director,
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer,
- Janusz Wisniewski - Vice-President of the Management Board, Production and Development Director.

(in PLN thousand)

B. Format and general rules of preparation of financial statements

The financial statements were prepared in compliance with the Polish Accounting Standards ("PAS") defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, year 2002, "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and covers the period from 1 January till 31 December 2003.

The financial statements are prepared for the period from 1 January 2003 to 31 December 2003 while the comparable data comprises: for the balance sheet and balance sheet explanatory notes data as of 31 December 2002, for profit and loss account, cash flow statement and explanatory notes – data for the period from 1 January 2002 to 31 December 2002.

The accounting rules applied for financial statements for periods beginning in year 2003 and for comparable referring to 2002 are presented in point C of the introduction to the financial statements.

The financial statements were prepared under assumption that the Company will continue as a going concern for foreseeable future, being period not shorter than 12 months subsequent to 31 December 2003. As of the date of authorisation of the financial statements the Management Board states that there are no facts or circumstances, indicating any threat of Company's continuation as a going concern.

The financial statements for the year ended 31 December 2003 were prepared in compliance with the regulations of the Accounting Act binding as at 31 December 2003. The regulations of act dated 12 December 2003 on changes in Corporate Code and other regulations (Journal of Law No 299, pos. 2276 – "changes") effective from 14 January 2004 are binding for financial statements prepared for periods starting in 2004. The act includes an option of adopting these regulations to financial statements prepared for the year ended 31 December 2003. The Company has not taken advantage of this possibility and has not applied above changes in these financial statements.

C. Description of principal accounting policies

The financial statements were prepared on the historical cost basis concept except for the following items:

- fixed assets (Note 2),
- financial instruments (Note 9 and Note 44).

Accounting polices adopted by the Company are presented below:

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent periods. Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7 - 50%
Computer software	10 - 50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related to the costs of development are reliably determined,
- technical usefulness has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology

The period of amortisation of development costs does not exceed 5 years.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation of a fixed asset the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls and maintenance influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5% - 10%
Plant and machinery	4% - 30%
Transportation vehicles	6% - 20%
Other tangible fixed assets	8.5% - 25%

Low-value assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic life.

The Company does not recognise perpetual leasehold of land acquired based on administrative decisions in previous periods due to the fact that the historical value of such right cannot be reliably determined.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment charges. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as long term receivables and presented at the amount of net lease investment.

Real estate investments

Real estate investments may comprise land and real estate, purchased in order to bring benefits such as rent or increase in real estate value. Real estate used to earn the above mentioned economic benefits but not purchased for that purpose are treated as fixed assets. Real estate investments are valued according to the fair value.

Investments in subordinates

Shares in subordinates are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statements material subordinates are fully consolidated or accounted for under equity method.

Inventories

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued using weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress::	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.
Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowances. Allowances are recognised either based on the analysis of possibility of collection of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies. Cash and cash equivalents are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty (concerning inventory of goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("Decree on financial instruments").

Financial instruments are classified into the following categories:

a) held-for-trade financial assets and liabilities,
b) loans granted and own receivables,
c) financial assets held to maturity,
d) financial assets available for sale.

Short term financial assets held-for-trade are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Current financial assets or financial liabilities held for trade comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of decree on financial instruments are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,
b) financial assets held to maturity,
c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,
d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

Derivatives and embedded derivatives

Derivatives possessed by the Company, which are not accounted for as hedging instruments are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement. Derivatives are among others: forward and futures contracts, options and swap contracts.

An embedded derivatives are separated from the host contracts and accounted for as a derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract in which the subject derivative is embedded,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to separate derivatives that are not categorised as hedging instruments.

Equity

Equity is presented in books by category in accordance with rules determined by law and the company's statute.

Share capital is stated at nominal value in compliance with the statutory regulations and the relevant entry in the Company's Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from net profit distribution, transfer of revaluation reserve and share premium decreased by the shares issuance costs.

Equity arisen due to conversion of debt securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital.
Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset if market price set on regulated active market exists or for which it is workable to measure their fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions

Provisions are set for:
1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,
2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities corresponds. Occurrence of the liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection requirements are recorded in case of existence of law requirements or Company's policy regarding elimination of pollution of environment or harmful items, simultaneously the amount of future expenses or losses is possible to be estimated. The Company periodically updates the level of environmental provision based on independent expert valuations.

Loans and borrowing expenses

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to recover, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised cost with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in subordinates accounted for under equity method) – at the call exchange rate applied by the basic bank which renders services for the company, not higher than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,
- liabilities – at the put exchange rate applied by the basic bank which renders services for the company, not lower than average exchange rate set for the given currency by the NBP for this date.

Positive exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation, treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning other assets and liabilities denominated in foreign currencies, arising at the date of their valuation and on settlement of receivables and liabilities denominated in foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or manufacture costs of fixed assets.

Sales

The sales revenues comprise amounts due or received from sales, including excise, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services is recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services are recognised only to the value of costs incurred in relation to it.

Costs

Operating costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the Company's general operations and its management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include particularly excise tax related to sale of products of the Company.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body concludes about profit division resolution, unless the resolution determines another day of right to the dividend.

Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of products, goods and materials sold, valued at initial cost, increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between book values and tax values of assets and liabilities the Company set up provisions and recognise assets resulting from deferred tax.

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making a write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment and resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

(in PLN thousand)

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liabilities are not presented in balance sheet, however information about contingent liabilities is disclosed unless the probability of outflow of resources embodying economic benefits is insignificant.

Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries, joint ventures and associates are presented in the financial statements. Associates and subsidiaries in case of the Company are all entities directly or indirectly associated, directly or indirectly controlled as well as joint ventures.

Investment allowance

In accordance with Decree of Cabinet dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the Company benefited from investment allowance in period 1998-2003. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

Management Board estimates

The preparation of consolidated financial statements requires Management Board to make estimates and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision setting, accruals and depreciation rates.

D. Main captions of the consolidated financial statements calculated in EURO together with exchange rates

	for the year ended 2003
NBP average exchange rate at the end of period	4.7170
Arithmetic average of exchange rates for 12 months of 2003 (last day of the month)	4.4474
Maximum exchange rate during the period (last day of the month) – 31.12.2003	4.7170
Minimum exchange rate during the period (last day of the month) – 31.01.2003	4.1286

SELECTED FINANCIAL DATA	*PLN thousand*	*EURO thousand*	*PLN thousand*	*EURO thousand*
	cumulatively for 01.01.2003 – 31.12.2003		cumulatively for 01.01.2002 – 31.12.2002	
I. Net sales of finished products, goods for resale and materials	24,629,963	5,538,059	23,891,830	5,372,089
II. Operating profit	1,172,163	263,561	585,261	131,596
III. Profit before taxation	1,134,757	255,151	616,301	138,576
IV. Net profit	933,781	209,961	382,270	85,954
V. Assets (as at the balance sheet date)	13,697,813	2,903,925	12,590,537	2,669,183
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	5,323,362	1,128,548	5,326,946	1,129,308
VII. Long term liabilities (as at the balance sheet date)	1,381,612	292,901	233,648	49,533
VIII. Short term liabilities (as at the balance sheet date)	3,198,660	678,113	4,300,823	911,771
IX. Equity (as at the balance sheet date)	8,374,451	1,775,377	7,263,591	1,539,875
X. Share capital (as at the balance sheet date)	534,636	113,342	525,221	111,346
XI. Number of shares (as at the balance sheet date)	427,709,061	427,709,061	420,177,137	420,177,137
XII. Weighted average number of shares	420,804,797	420,804,797	420,177,137	420,177,137
XIII. Net profit for 12 months ended 31 December 2003 per share (PLN/EURO)	2.22	0.50	0.91	0.20
XIV. Net book value per share (PLN/EURO)	19.58	4.15	17.29	3.66
XV. Net cash flow from operating activities	1,237,747	278,308	1,053,410	236,860
XVI. Net cash flow used in investing activities	(1,289,776)	(290,007)	(668,605)	(150,336)
XVII. Net cash flows used in financing activities	53,229	11,969	(404,803)	(91,020)

Selected financial data for the year 2003 and 2002 were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 31 December 2003 – 4.7170 PLN/ EURO,
- particular captions of profit and loss account and cash flow statement– at the exchange rate being an arithmetic mean of average rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2003 to 31 December 2003 – 4.4474 PLN/ EURO.

E. Financial Statements according to International Financial Reporting Standards

The Company prepares consolidated financial statements in accordance with Polish Accounting Standards ("PAS") and discloses detailed information concerning differences between PAS and International Financial Reporting Standards ("IFRS"). The Company presents reconciliation between main financial data from consolidated financial statements as well as explanations of these differences.

Due to requirements of the Accounting Act these financial statements were prepared in accordance with Polish Accounting Standards and accounting practices applied by companies in Poland. These financial statements differ from financial statements would have been prepared in accordance with IFRS in following significant areas:

Distribution from profit on social activities

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

Capitalisation of borrowing costs

According to PAS, borrowing costs are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting from liabilities specifically referring to an investment project. Borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalised until the fixed assets are brought into usage and are expensed with depreciation.
In financial statements prepared according to IFRS, the borrowing costs are capitalised pursuant to the alternative treatment allowed by IAS 23 "Borrowing costs".

Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN in 1999 were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of PLN 107 million was recognised on purchase of 19.43% of CPN shares held by its employees. For the purposes of the financial statements according to PAS the merger, including purchase of shares from minority shareholders, was conducted under pooling of interest method.

Deferred tax

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

Sales revenues in financial statements according to IFRS

According to PAS sales revenues and selling costs include excise tax, charged by the Company on the products subject to excise tax and included in realised revenues. For the purpose of financial statements under IFRS, the amount of excise tax calculated was eliminated from sales revenues and selling costs.

Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to financial statements according to PAS differs from the scope of disclosures under IFRS.

(in PLN thousand)

FINANCIAL STATEMENTS AND COMPARATIVE FINANCIAL DATA

BALANCE SHEET	Note	as at 31.12.2003 year end (current year)	as at 31.12.2002 year end (previous year)
ASSETS			
I. Fixed assets		8 835 175	8 306 427
1. Intangible assets, including:	1	45 773	66 917
- goodwill		-	-
2. Tangible fixed assets	2	6 384 257	6 455 138
3. Long term receivables	3	30 047	267 868
3.1. From subordinated entities		25 363	258 402
3.2. From other entities		4 684	9 466
4. Long term investments	4	2 226 446	1 371 482
4.1. Real estates		-	-
4.2. Intangible assets		-	-
4.3. Long term financial assets		2 226 446	1 371 482
a) in subordinated entities		1 727 477	772 220
b) in other entities		498 969	599 262
4.4. Other long term investments		-	-
5. Long term prepayments, deferred costs and deferred tax asset		148 652	145 022
5.1. Deferred tax assets	5	-	-
5.2. Prepayments and deferred costs		148 652	145 022
II. Current assets		4 862 638	4 284 110
1. Inventories	6	2 568 594	2 477 665
2. Short term receivables	7	1 798 475	1 288 220
2.1. From subordinated entities		700 010	353 560
2.2. From other entities		1 098 465	934 660
3. Short term investments	9	148 598	82 853
3.1. Short term financial assets		148 598	82 853
a) in subordinated entities		-	-
b) in other entities		85 829	21 214
c) cash and cash equivalents		62 769	61 639
3.2. Other short term investments		-	-
4. Short term prepayments and deferred costs	10	346 971	435 372
Total assets		13 697 813	12 590 537

(in PLN thousand)

LIABILITIES		as at 31.12.2003 year end (current year)	as at 31.12.2002 year end (previous year)
I. Shareholders equity		8 374 451	7 263 591
1. Share capital	12	534 636	525 221
2. Unpaid share capital (negative value)		-	-
3. Own shares (negative value)		-	-
4. Capital reserve	14	6 122 438	5 501 180
5. Revaluation reserve	15	730 120	725 551
6. Other capital reserves	16	53 476	53 476
7. Undistributed profit from previous years		-	75 893
8. Net profit	38	933 781	382 270
9. Distribution from profit during financial year (negative value)	17	-	-
II. Liabilities and provisions for liabilities		5 323 362	5 326 946
1. Provisions for liabilities	18	649 321	728 080
1.1. Provision for deferred tax		141 985	248 415
1.2. Retirement benefits and similar provisions		87 742	83 290
a) long term		76 394	71 627
b) short term		11 348	11 663
1.3. Other provisions		419 594	396 375
a) long term		361 846	324 789
b) short term		57 748	71 586
2. Long term liabilities	19	1 381 612	233 648
2.1. To subordinated entities		-	230 299
2.2. To other entities		1 381 612	3 349
3. Short term liabilities	20	3 198 660	4 300 823
3.1. To subordinated entities		321 394	191 655
3.2. To other entities		2 847 235	4 077 753
3.3. Special funds		30 031	31 415
4. Accruals and deferred income	21	93 769	64 395
4.1. Negative goodwill		-	-
4.2. Other accruals and deferred income		93 769	64 395
a) long term		-	-
b) short term		93 769	64 395
Total liabilities		13 697 813	12 590 537

Net book value		8 374 451	7 263 591
Number of shares		427 709 061	420 177 137
Net book value per share (in PLN)	22	19,58	17,29

OFF - BALANCE SHEET ITEMS		as at 31.12.2003 year end (current year)	as at 31.12.2002 year end (previous year)
1. Contingent receivables	23	-	-
1.1. From subordinated entities		-	-
- received guarantees and sureties		-	-
1.2. From other entities		-	-
- received guarantees and sureties		-	-
2. Contingent liabilities	23	961 156	94 548
2.1. To subordinated entities		961 156	94 548
- granted guarantees and sureties		961 156	94 548
2.2. To other entities		-	-
- granted guarantees and sureties		-	-
3. Other		900	46 689
Total off-balance sheet items		962 056	141 237

(in PLN thousand)

INCOME STATEMENT	Note	31.12.2003 (current year)	31.12.2002 (previous year)
I. Net sales including:		24 629 963	23 891 830
- from subordinated entities		4 656 790	3 305 753
1. Net sales of finished products	24	22 930 855	22 066 872
2. Net sales of goods for resale and materials	25	1 699 108	1 824 958
II. Cost of goods sold, including:		(12 132 355)	(11 793 081)
- to subordinated entities		(1 967 094)	(1 575 187)
1. Cost of sales of finished products	26	(10 731 206)	(10 219 769)
2. Cost of goods for resale and materials sold		(1 401 149)	(1 573 312)
III. Gross profit on sales (I-II)		12 497 608	12 098 749
IV. Selling and distribution costs	26	(10 821 292)	(10 926 201)
V. General and administration expenses	26	(604 456)	(567 619)
VI. Profit on sales (III-IV-V)		1 071 860	604 929
VII. Other operating income		342 194	162 121
1. Profit on disposal of non-financial fixed assets		4 923	24 544
2. Grants		-	
3. Other	27	337 271	137 577
VIII. Other operating expenses		(241 891)	(181 789)
1. Loss from disposal of non-financial fixed assets		(6 794)	(13 387)
2. Impairment of non-financial assets		(66 367)	(11 537)
3. Other	28	(168 730)	(156 865)
IX. Operating profit (VI+VII-VIII)		1 172 163	585 261
X. Financial income	29	261 514	199 021
1. Dividends and shares in profits, including:		67 000	13 660
- from subordinated entities		20 491	13 658
2. Interest, including:		38 252	49 101
- from subordinated entities		4 583	5 597
3. Profit from sale of investments		50 749	61 542
4. Revaluation of investments		45	405
5. Other		105 468	74 313
XI. Financial expenses	30	(298 921)	(167 860)
1. Interest, including:		(108 149)	(137 479)
- to subordinated entities		(3 755)	(4 662)
2. Loss from sale of investments		-	
3. Revaluation of investments		(7 038)	(914)
4. Other		(183 734)	(29 467)
XII. Gross profit (IX+X-XI)		1 134 756	616 422
XIII. Extraordinary items (XIII.1. - XIII.2.)		1	(121)
1. Extraordinary gains	32	1	17
2. Extraordinary losses	33	-	(138)
XIV. Profit before taxation (XII+/-XIII)		1 134 757	616 301
XV. Income tax	34	(200 976)	(234 031)
a) current part		(306 467)	(177 234)
b) deferred part		105 491	(56 797)
XVI. Other obligatory charges on profit (increases of loss)	35	-	-
XVII. Net profits (losses) of subordinated companies accounted for on an equity method	36	-	-
XVIII. Net profit (XIV-XV-XVI+/-XVII)		933 781	382 270

Net profit (annualised)		933 781	382 270
Weighted average number of ordinary shares		420 804 797	420 177 137
Earnings per ordinary share (in PLN)	38	2,22	0,91
Diluted weighted average number of ordinary shares		-	-
Diluted earnings per share (in PLN)	38	-	-

(in PLN thousand)

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY		31.12.2003	31.12.2002
I. Shareholders equity at beginning of period		7 263 591	6 859 092
a) changes in accounting policies		-	73 293
b) corrections of fundamental errors		-	-
I. a. Shareholders equity at beginning of period restated for comparative data		7 263 591	6 932 385
1. Share capital at beginning of period		525 221	525 221
1.1.Movements in share capital		9 415	-
a) increases		9 415	-
- issues of shares		9 415	-
b) decreases		-	-
1.2. Share capital at end of period		534 636	525 221
2. Unpaid share capital at beginning of period		-	-
2.1. Movements in unpaid share capital		-	-
a) increases		-	-
b) decreases		-	-
2.2. Unpaid share capital at end of period		-	-
3. Own shares at beginning of period		-	-
3.1. Movement in own shares		-	-
a) increases		-	-
b) decreases		-	-
3.2 Own shares at end of period		-	-
4. Capital reserve at beginning of period		5 501 180	5 297 573
4.1. Movements in capital reserve		621 258	203 607
a) increases		621 258	203 607
- share premium		184 909	-
- distribution of profits (by articles)		-	-
- apportionment of profits (over the minimum provided for by the articles)		395 338	197 605
- transfer from capital reserves due to revaluation of fixed assets disposed		41 011	6 002
b) decreases		-	-
4.2. Capital reserve at end of period	14	6 122 438	5 501 180
5. Revaluation reserve at beginning of period		725 551	734 796
- changes in accounting policies, restatement of opening balance		-	(2 600)
5.1. Revaluation reserve at beginning of period restated for comparative data		725 551	732 196
5.2. Movements in revaluation reserve		4 569	(6 645)
a) increases		52 395	42 383
- increase of value of long term investments		51 456	58 218
- deferred tax assets related to entries made to revaluation reserve		939	(15 835)
- other		-	-
b) decreases		(47 826)	(49 028)
- fixed assets disposals		(41 011)	(6 002)
- impairment of tangible fixed assets		(6 815)	(1 109)
- adjustment of long term investment		-	-
- deferred tax assets related to entries made to revaluation reserve		-	16 301
- financial assets disposals		-	(58 218)
5.3. Revaluation reserve at end of period	15	730 120	725 551
6. Other capital reserves at beginning of period		53 476	53 476
6.1. Movements in other capital reserves		-	-
a) increases		-	-
b) decreases		-	-
6.2. Other capital reserves at end of period	16	53 476	53 476

(in PLN thousand)

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY - CONTINUED		31.12.2003	31.12.2002
7. Undistributed profit (loss) from previous years at beginning of period		458 163	248 026
7.1. Undistributed profit from previous years at beginning of period		458 163	248 026
a) changes in accounting policies		-	75 893
b) corrections of fundamental errors		-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data		458 163	323 919
a) increases		-	-
b) decreases		(458 163)	(248 026)
- dividends paid		(58 825)	(50 421)
- transfer to capital reserve		(395 338)	(197 605)
- others (including transfers to settlements)		(4 000)	-
7.3. Undistributed profit from previous years at end of period		-	75 893
7.4. Undistributed loss from previous years at beginning of period		-	-
a) changes in accounting policies		-	-
b) corrections of fundamental errors		-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data		-	-
a) increases		-	-
b) decreases		-	-
7.6. Undistributed loss from previous years at end of period		-	-
7.7. Undistributed profit (loss) from previous years at end of period		-	75 893
8. Net profit for the financial year		933 781	382 270
a) net profit		933 781	382 270
b) net loss		-	-
c) distribution from current year profit		-	-
II. Shareholders equity at end of period		8 374 451	7 263 591
III. Equity after proposed distribution of profit (absorption of losses)		-	-

(in PLN thousand)

CASH FLOW STATEMENT		31.12.2003	31.12.2002
A. Cash flow from operating activities (I+/-II) - indirect method			
I. Net profit for the year		933 781	382 270
II. Total adjustments		303 966	671 140
1. Profit from minority interests		-	-
2. Net (profit) from subordinated entities accounted for on an equity basis		-	-
3. Depreciation and amortisation		793 162	819 884
4. Foreign exchange (gains)/losses		37 582	(30 405)
5. Interest and dividends		24 474	105 538
6. (Profit) loss from investing activities		48 561	(64 939)
7. Movements in provisions		(73 706)	37 300
8. Movements in stock		(124 981)	(638 599)
9. Movements in receivables		(234 883)	(34 565)
10. Movements in creditors falling due within one year (with the exception of loans)		(80 181)	412 240
11. Movements in prepayments and accruals		124 500	51 650
12. Other adjustments		(210 562)	13 036
III. Cash flow from operating activities (I+/-II)		1 237 747	1 053 410
B. Cash flow from investing activities		-	-
I. Cash inflows from investing activities		268 112	178 708
1. Disposal of intangible fixed assets and tangible fixed assets		46 449	28 385
2. Disposal of real estate investments and intangible fixed assets investments		-	-
3. From financial assets, including:		213 151	134 670
a) in subordinated entities		51 350	14 066
- sales of financial assets (except from short term securities)		30 714	6
- sales of short term securities		-	-
- dividends and profits		20 491	13 658
- long-term loans repaid		-	-
- interest received		145	402
- other inflows from financial assets		-	-
b) in other entities		161 801	120 604
- sales of financial assets (except from short term securities)		2 159	101 751
- sales of short term securities		-	-
- dividends and profits		46 509	2
- long-term loans repaid		98 050	-
- interest received		15 083	18 851
- other inflows from financial assets		-	-
4. Other inflows from investing activities		8 512	15 653
II. Cash outflows from investing activities		(1 557 888)	(847 313)
1. Purchases of intangible and tangible assets		(875 830)	(754 811)
2. Investments in real estate and intangible assets		-	-
3. For financial assets, including:		(593 190)	(91 237)
a) in subordinated entities		(593 190)	(29 837)
- purchases of financial assets (except from short term securities)		(593 190)	(29 837)
b) in other entities		-	(61 400)
- purchases of financial assets (except from short term securities)		-	(61 400)
4. Other payments		(88 868)	(1 265)
III. Net cash flow used in investing activities (I-II)		(1 289 776)	(668 605)

(in PLN thousand)

CASH FLOW STATEMENT - CONTINUED		31.12.2003	31.12.2002
C. Cash flow from financing activities			
I. Inflows		4 479 322	1 689 300
1. Issuance of shares and other capital instruments, additional payments to capital		-	-
2. Loans		2 744 463	285 239
3. Issuance of short term securities		1 734 859	1 404 061
4. Other inflows		-	-
II. Outflows		(4 426 093)	(2 094 103)
1. Redemption of shares		-	-
2. Dividends and other distributions to shareholders		(58 825)	(50 421)
3. Other than distribution of profit to shareholders payments from profit		-	-
4. Repayment of loans		(2 354 606)	(511 700)
5. Repurchase of short term securities		(1 894 039)	(1 383 885)
6. Other financial liabilities		-	-
7. Finance lease payments		(2 557)	(2 365)
8. Interest paid		(116 066)	(145 732)
9. Other payments		-	-
III. Net cash flows used in financing activities (I-II)		53 229	(404 803)
D. Net cash flow (A.III+/-B.III+/-C.III)		1 200	(19 998)
E. Balance sheet change in cash and cash equivalents, including:		1 130	(20 133)
- changes in cash and cash equivalents resulting from foreign exchange gains/losses		(70)	(135)
F. Total cash and cash equivalents at the beginning of the period		61 639	81 772
G. Total cash and cash equivalents at the end of the period (F+/- D), including *		62 839	61 774
- those of limited availability		5 136	5 121

* foreign exchange differences are not included according to National Accounting Standard No. 1

(in PLN thousand)

ADDITIONAL INFORMATION AND EXPLANATIONS

A. EXPLANATORY NOTES

NOTES TO THE BALANCE SHEET

Note 1A

INTANGIBLE ASSETS		
a) development costs	51	96
b) company goodwill	-	-
c) licenses, patents and similar assets	45 722	66 809
- computer software	19	85
e) other intangible fixed assets	-	12
f) payments on account intangible fixed assets	-	-
Total intangible assets	45 773	66 917
As at 31 December 2003 and 2002 there were no intangible assets being collateral for the Company's payables	-	-

(in PLN thousand)

Note 1B

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)	a	b	c		d	e	Total intangible fixed assets
	development cost	goodwill	licences, patents and similar assets, including:		other intangible fixed assets	prepayments for intangible fixed assets	
				computer software			
a) gross book value at the beginning of the period	**139**	-	**148 082**	**3 558**	**50**	-	**148 271**
b) additions:	-	-	6 501	-	-	-	6 501
purchase	-	-	5 335	-	-	-	5 335
other	-	-	1 166	-	-	-	1 166
c) decreases:	-	-	1 640	41	-	-	1 640
sales and liquidation	-	-	1 166	34	-	-	1 166
other	-	-	474	7	-	-	474
d) gross value at the end of the period	**139**	-	**152 943**	**3 517**	**50**	-	**153 132**
e) accumulated amortisation at the beginning of the period	43	-	81 207	**3 471**	38	-	**81 288**
f) additions:	45	-	27 105	65	12	-	27 162
amortisation for the period	45	-	27 105	65	12	-	27 162
other	-	-	-	-	-	-	-
g) decreases:	-	-	1 160	41	-	-	1 160
sales and liquidation	-	-	1 149	34	-	-	1 149
contributions in kind	-	-	11	7	-	-	11
other	-	-	-	-	-	-	-
h) accumulated amortization at the end of the period	**88**	-	**107 152**	**3 495**	**50**	-	**107 290**
i) impairment at the beginning of the period	-	-	**66**	**2**	-	-	**66**
- increase	-	-	12	1	-	-	12
- decrease	-	-	9	-	-	-	9
j) impairment at the end of the period	-	-	**69**	**3**	-	-	**69**
k) net book value at the end of the period	**51**	-	**45 722**	**19**	-	-	**45 773**

In 2003 unplanned amortization charges relating to intangible fixed assets due to impairment amounted to 12 kPLN.

(in PLN thousand)

Note 1C

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP		
a) own	45 773	66 917
b) used on basis of lease, tenancy agreements or other agreement, including leasing:	-	-
Total intangible assets	45 773	66 917

Note 2A

TANGIBLE ASSETS		
a) fixed assets, including:	5 646 161	6 000 309
- land (including perpetual leasehold)	135 724	104 741
- buildings and construction	3 589 453	3 710 028
- plant and equipment	1 864 704	2 116 419
- vehicles	35 017	38 310
- other fixed assets	21 263	30 811
b) construction in progress	700 077	362 211
c) payments on account construction in progress	38 019	92 618
Total tangible assets	6 384 257	6 455 138

As at 31 December 2003 and 2002 there were no tangible assets being collateral for Company's payables

(in PLN thousand)

NOTE 2B

MOVEMENTS IN TANGIBLE FIXED ASSETS (by groups)	-land (including perpetual lease agreements)	- buildings and constructions	- plant and equipment	- vehicles	- other fixed assets	Total tangible fixed assets
a) gross value at the beginning of period	**115 467**	**6 413 435**	**6 721 304**	**114 784**	**124 246**	**13 489 236**
b) additions:	**34 101**	**267 407**	**275 573**	**7 029**	**8 624**	**592 734**
purchases	34 101	262 916	267 946	6 492	8 621	580 076
newly consolidated companies	-	513	4	2	3	522
other	-	3 978	7 623	535	-	12 136
c) decreases:	**50**	**203 318**	**757 656**	**17 265**	**39 043**	**1 017 332**
sales and liquidation	50	74 701	86 466	12 114	8 945	182 276
contributions in kind	-	126 476	670 497	3 081	29 694	829 748
other*	-	2 141	693	2 070	404	5 308
Transfers	-	3 304	(1 284)	-	(2 020)	-
d) gross value at the end of period	**149 518**	**6 480 828**	**6 237 937**	**104 548**	**91 807**	**13 064 638**
e) accumulated depreciation at the beginning of period	**10 726**	**2 673 096**	**4 601 577**	**76 459**	**93 190**	**7 455 048**
f) additions:	3 109	266 384	477 955	7 858	11 120	766 426
depreciation for the period	3 109	266 384	477 531	7 856	11 120	766 000
other	-	-	424	2	-	426
g) decreases:	41	130 594	713 679	14 807	32 646	891 767
sales and liquidations	41	47 141	72 360	10 321	6 185	136 048
contributions in kind	-	83 423	641 038	2 916	26 079	753 456
other*	-	30	281	1 570	382	2 263
Transfers	-	2 314	(668)	-	(1 646)	-
h) accumulated depreciation at the end of period	**13 794**	**2 811 200**	**4 365 185**	**69 510**	**70 018**	**7 329 707**
i) impairment of fixed assets at the beginning of period	**-**	**30 311**	**3 308**	**15**	**245**	**33 879**
- increases	-	57 794	5 445	125	452	63 816
- decreases	-	7 930	705	119	171	8 925
j) impairment of fixed assets at the end of period	**-**	**80 175**	**8 048**	**21**	**526**	**88 770**
k) net book value at the end of period	**135 724**	**3 589 453**	**1 864 704**	**35 017**	**21 263**	**5 646 161**

* Position other includes reclassification of low value tangible assets to equipment, donations and other.

In 2003 unplanned depreciation charges relating to tangible fixed assets amounted to PLN 63,816 thousand and resulted from impairment.

(in PLN thousand)

Note 2C

FIXED ASSETS BY CLASS OF OWNERSHIP		
a) own	5 646 037	5 997 236
b) used on the basis of lease, tenancy agreements or other agreement, including leasing:	124	3 073
Total fixed assets	5 646 161	6 000 309

Note 2D

OFF-BALANCE SHEET FIXED ASSETS		
- used on the basis of lease, tenancy agreements or other agreement, including leasing	523 635	481 265
- the amount of the perpetual leasehold (established on the basis of land valuation made by municipalities in order to calculate the charge for perpetual leasehold)	457 777	405 387
Total off-balance sheet fixed assets	523 635	481 265

The Company does not recognize perpetual leasehold of land acquired based on administrative decisions in previous periods due to the fact that the historical value of such right cannot be reliably determined.

Note 3A

LONG TERM RECEIVABLES		
a) due from subordinated companies, including:	25 363	258 402
- from subordinated companies	25 363	258 402
- from joint-ventures	-	-
- from associated companies	-	-
- from significant investor	-	-
- from dominant company	-	-
b) from other companies	4 684	9 466
Net long term receivables	30 047	267 868
c) bad and doubtful debt provision (positive value)	2 000	-
Gross long term receivables	32 047	267 868

Note 3B

MOVEMENTS IN LONG TERM RECEIVABLES		
a) balance at beginning of period	267 868	271 191
b) increases	-	2 000
c) decreases*	(235 821)	(5 323)
Gross long term receivables at the end of the period	32 047	267 868

* including PLN 230,299 thousand of receivables from ORLEN Powiernik reclassified to short - term receivables

Note 3C

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES		
a) balance at beginning of period	-	-
b) increases of:	2 000	-
- initial receivable	2 000	-
- interest	-	-
- other	-	-
c) release of provision	-	-
d) utilization	-	-
Bad and doubtful debt provision for long term debtors at the end of the period	2 000	-

(in PLN thousand)

Note 3D

LONG TERM RECEIVABLES (CURRENCY TYPE)		
a) in Polish currency	32 047	267 868
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total long term receivables	32 047	267 868

Note 4A

MOVEMENTS IN REAL ESTATE (BY TYPE)		
a) balance at the beginning of the period	-	-
b) increases	-	-
c) decreases	-	-
Total real estate at the end of the period	-	-

Note 4B

MOVEMENTS IN INTANGIBLE ASSETS (BY TYPE)		
a) balance at the beginning of the period	-	-
b) increases	-	-
c) decreases	-	-
Total intangible fixed assets at the end of the period	-	-

Note 4C

LONG TERM FINANCIAL ASSETS		
a) in subordinated companies (not consolidated)	1 232 465	647 000
- stakes and shares	1 232 465	647 000
b) in joint-ventures (not consolidated)	453 699	-
- stakes and shares	453 699	-
c) in associated companies (not consolidated)	41 313	125 220
- stakes and shares	41 313	125 220
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	498 969	599 262
- stakes and shares	498 969	501 212
- loans granted	-	98 050
Total long term financial assets	2 226 446	1 371 482

(in PLN thousand)

Note 4D -4J

The Company does not account for subordinates under the equity method. The method of valuation of subordinates is described in the Introductory Notes to the financial statements.

Note 4K

LONG TERM FINANCIAL ASSETS (BY TYPE)		
I. Balance at the beginning of the period	1 371 482	1 268 641
a) in subordinated companies (not consolidated)	647 000	564 924
- stakes and shares	647 000	564 924
b) in joint-ventures (not consolidated)	-	-
- stakes and shares	-	-
c) in associated companies (not consolidated)	125 220	125 220
- stakes and shares	125 220	125 220
d) in other companies	599 262	578 497
- stakes and shares	501 212	480 447
- other securities	-	-
- loans granted	98 050	98 050
II. Increases in the period	1 070 680	203 116
a) in subordinated companies (not consolidated)	614 764	83 498
- stakes and shares	614 764	83 498
b) in joint-ventures (not consolidated)	453 699	-
- stakes and shares	453 699	-
c) in associated companies (not consolidated)	97	-
- stakes and shares	97	-
d) in other companies	2 120	119 618
- stakes and shares	2 120	119 618
- other securities	-	-
- loans granted	-	-
III. Decreases	215 716	100 275
a) in subordinated companies (not consolidated)	29 299	1 422
- stakes and shares	29 299	1 422
b) in joint-ventures (not consolidated)	-	-
c) in associated companies (not consolidated)	84 004	-
- stakes and shares	84 004	-
d) in other companies	102 413	98 853
- stakes and shares	4 363	98 853
- other securities	-	-
- loans granted	98 050	-
IV. Balance at the end of the period	2 226 446	1 371 482
a) in subordinated companies (not consolidated)	1 232 465	647 000
- stakes and shares	1 232 465	647 000
b) in joint-ventures (not consolidated)	453 699	-
- stakes and shares	453 699	-
c) in associated companies (not consolidated)	41 313	125 220
- stakes and shares	41 313	125 220
d) in other companies	498 969	599 262
- stakes and shares	498 969	501 212
- loans granted	-	98 050
I. Balance at the beginning of the period	1 371 482	1 268 641
II. Increases in the period	1 070 680	203 116
III. Decreases in the period	215 716	100 275
IV. Balance at the end of the period	2 226 446	1 371 482

Increase in long term financial assets results mainly from acquisition of shares in German subsidiaries and in Basell Orlen Polyolefins Sp. z o.o., which was presented in the Notes 60a, 60b.

(in PLN thousand)

Note 4L

STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
No.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Companies directly subordinated consolidated													
1	ORLEN Deutschland GmbH	Elmshorn (Germany)	assets management	subsidiary	full method	06.12.2002[1]	335 831[1]	34 299[1]	-	370 130	100,00%	100,00%	-
2	ORLEN Deutschland Immobilien GmbH (formerly ORLEN Deutschland Real Estate GmbH)	Elmshorn (Germany)	purchase of grounds for fuel station investments	subsidiary	full method	06.12.2002[1]	167 971[1]	17 159[1]	-	185 130	100,00%	100,00%	-
3	ORLEN Gaz Sp. z o.o.	Plock	liquid gas trade	subsidiary	full method	15.12.1995	24 824	(2 357)	(2 357)	22 467	100,00%	100,00%	-
4	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000	-	-	21 000	100,00%	100,00%	-
5	ORLEN Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273	(2 234)	(2 234)	11 039	100,00%	100,00%	-
6	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of service stations	subsidiary	full method	02.01.1997	3 795	(3 795)	-	-	100,00%	100,00%	-
7	ORLEN Polimer Sp. z o.o.	Plock	polymers trading	subsidiary	full method	09.04.1998	2 000	-	-	2 000	100,00%	100,00%	-
8	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	4	-	-	4	100,00%	100,00%	-
9	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 796	(11 305)	(11 305)	29 491	99,85%	99,85%	-
10	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409	(1 552)	(1 552)	1 857	99,56%	99,56%	-
11	ORLEN Transport Lublin Sp. z o.o.	Lublin	transport services	subsidiary	full method	09.06.2000	15 922	(9 276)	(9 276)	6 646	98,45%	98,45%	-
12	ORLEN Transport Krakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	12 255	(6 659)	(6 659)	5 596	98,31%	98,31%	-
13	ORLEN Transport Plock Sp. z o.o.	Plock	transport services	subsidiary	full method	23.12.1998	25 782	(2 028)	(2 028)	23 754	97,59%	97,59%	-
14	ORLEN Transport Slupsk Sp. z o.o.	Slupsk	transport services	subsidiary	full method	23.06.2000	8 387	(3 544)	(3 544)	4 843	97,04%	97,04%	-
15	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9 759	(3 670)	(3 670)	6 089	96,72%	96,72%	-
16	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 383	-	-	17 383	96,57%	96,57%	-
17	Orlen Laboratorium Sp. z o.o.	Plock	laboratory services	subsidiary	full method	13.02.2003	9 413	(3 054)	(3 054)	6 359	94,94%	94,94%	-
18	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	8 013	(3 752)	(3 752)	4 261	94,68%	94,68%	-
19	ORLEN PetroTank Sp. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	36 246	-	-	36 246	90,00%	90,00%	-
20	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	5 678	(3 562)	(2 694)	2 116	89,32%	89,32%	-
21	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	7 282	-	-	7 282	88,80%	88,80%	-
22	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	13 536	-	-	13 536	85,00%	85,00%	-
23	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Plock	production of crude oil products	subsidiary	full method	19.06.1996	50 000	(6 838)	(3 838)	43 162	82,46%	82,46%	-
24	Rafineria Trzebinia S.A.	Trzebinia	paraffin processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74 503	-	-	74 503	77,07%	77,07%	-
25	Anwil S.A.	Wloclawek	producing of PCV and fertilizers	subsidiary	full method	05.09.1995	176 200	-	-	176 200	76,27%	76,27%	-
26	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffine processing, production and sales of fuels and oils	subsidiary	full method	01.01.1999	64 000	-	-	64 000	75,00%	75,00%	-
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17 560	-	-	17 560	70,54%	70,54%	-
28	SHIP - SERVICE S.A.	Warszawa	ship servicing in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800	-	-	22 800	60,86%	55,87%	-
29	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258	(148)	(148)	1 110	52,42%	52,42%	-
30	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200	-	-	9 200	51,83%	51,83%	-
31	Petrolot Sp. z o.o.	Warszawa	liquid fuels trading	subsidiary	full method	07.01.1997	10 220	-	-	10 220	51,00%	51,00%	-
32	ORLEN Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51,00%	51,00%	-
33	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	(508)	(508)	308	51,00%	51,00%	-
34	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	5 300	-	-	5 300	50,48%	50,48%	-
35	ORLEN OIL Sp. z o.o.	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	3 920	-	-	3 920	9,00%	9,00%	-
Total companies directly subordinated consolidated							1 219 101	(12 824)	(56 619)	1 206 277			

(in PLN thousand)

Note 4L

STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
No.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Companies indirectly subordinated consolidated**													
1	ORLEN Tankstellen AG (formerly EGGERT Mineraloel GmbH)	Elmshorn (Germany)	fuels trading	subsidiary	full method	28.02.2003	36 793	-	-	36 793	100,00%	100,00%	-
2	AMF Service GmbH	Bochum (Germany)	assets management	subsidiary	full method	28.02.2003	-	-	-	37	100,00%	100,00%	-
3	JEWEL Tankstellen Nord GmbH	Elmshorn (Germany)	fuels trading	subsidiary	full method	28.02.2003	222 171	-	-	222 171	100,00%	100,00%	-
4	Energomedia Sp. z o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilization	subsidiary	full method	08.12.1997	26 470	(1 947)	(1 947)	24 523	100,00%	100,00%	-
5	Petrogaz Lapy Sp. z o.o.	Lapy	liquid gas trade	subsidiary	full method	19.06.1998	3 663	-	-	3 663	100,00%	100,00%	-
6	NTG Norddeutsche Tankstellen GmbH	Elmshorn (Germany)	real estate management	subsidiary	full method	28.02.2003	-	-	-	-	100,00%	100,00%	-
7	Ship Service Agro Sp. z o.o.	Szczecin	trade activity	subsidiary	full method	04.08.1999	2 481	(393)	(393)	2 088	100,00%	100,00%	-
8	Bor-Farm Sp. z o.o.	Borkowo Wielkie	farm	subsidiary	full method	01.02.2000	2 022	-	-	2 022	100,00%	100,00%	-
9	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894	78	-	1 972	100,00%	100,00%	Majority in Supervisory Board holds Orlen Oil Sp. z o.o.
10	RAF-LAB Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500	(1 611)	(1 611)	889	100,00%	100,00%	-
11	NaftoWax Sp. z o.o.	Trzebinia	production and sales of parrafin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	50	-	-	50	100,00%	100,00%	-
12	RAF-KOLTRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850	(1 850)	(794)	0	100,00%	100,00%	-
13	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	14 479	(6 898)	(6 898)	7 581	100,00%	100,00%	-
14	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000	-	-	3 000	99,98%	99,98%	-
15	RAF-ENERGIA Sp. z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 495	(817)	-	678	99,65%	99,65%	-
16	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	laboratory services	subsidiary	full method	08.06.1999	302	-	-	302	99,20%	99,20%	-
17	RAF-TRANS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	02.08.1999	1 981	(1 770)	(879)	211	99,06%	99,06%	-
18	EkoNaft Sp. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99,00%	99,00%	-
19	ORLEN Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	30.12.2003	10 900	109	-	11 009	96,40%	96,40%	-
20	RAF-REMAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering cervices	subsidiary	full method	08.10.1999	1 688	(282)	(239)	1 406	96,12%	96,12%	-
21	ORLEN Transport Warszawa Sp. z o.o.	Mosciska	transport services	subsidiary	full method	30.10.2003	6 000	60	-	6 060	94,50%	94,50%	-
22	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636	(636)	-	0	92,74%	92,74%	-
23	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.****	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	900	-	-	900	89,00%	89,00%	-
24	ORLEN OIL Sp. z o.o.*	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	36 278	(1 119)	(1 119)	35 159	83,29%	83,29%	-
25	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	research and analitycal services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55,93%	55,93%	-
26	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1 600	-	-	1 600	51,61%	51,61%	-
27	Petrooktan Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51,00%	51,00%	-
28	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Trzebinia	production of crude oil products	subsidiary	full method	19.06.1996	10 635	(2 504)	(2 504)	8 131	17,54%	17,54%	-
Total companies indirectly subordinated consolidated							390 256	(19 580)	(16 384)	370 713			
Companies directly subordinated not consolidated													
1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 725	(394)	(394)	6 331	100,00%	100,00%	-
2	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 110	(25)	(25)	4 085	100,00%	100,00%	-
3	Z.W. Mazowsze Sp. z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1997	3 932	(268)	(268)	3 664	100,00%	100,00%	-
4	Wisla Plock Sportowa S.A.	Plock	sport activity	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100,00%	100,00%	-
5	ORLEN Ochrona Sp. z o.o.	Plock	security services	subsidiary	not consolidated	26.08.1998	500	-	-	500	100,00%	100,00%	-
6	CPN Marine Service Gdansk Sp. z o.o. activity suspended	Gdansk	production, store and wholesale of fuel	subsidiary	not consolidated	12.11.1991	50	-	-	50	100,00%	100,00%	-
7	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 532	(703)	(703)	5 829	99,94%	99,94%	-
8	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maitenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	(492)	(492)	769	99,32%	99,32%	-
9	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 627	-	-	1 627	98,73%	98,73%	-
10	Serwis Lodz Sp. z o.o.	Lodz	maitenance services for fuel stations and stores	subsidiary	not consolidated	15.06.1999	591	(474)	(474)	117	97,25%	97,25%	-
11	Serwis Mazowsze Sp. z o.o.	Warszawa	maitenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	(318)	(318)	379	88,50%	88,50%	-
12	B.H.T. Dromech S.A. Warszawa w upadlosci	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	(2 111)	-	0	81,14%	81,14%	-
13	Centrum Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69,43%	69,43%	-
14	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	(2 288)	-	0	52,00%	52,00%	-
15	Petromor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	-	-	1 324	51,31%	51,31%	-
16	Serwis Szczecin Sp. z o.o.******	Szczecin	maitenance services for fuel stations and stores	subsidiary	not consolidated	28.10.1999	61	(2)	-	59	0,00%	0,00%	-
Total companies directly subordinated not consolidated							33 263	(7 075)	(2 674)	26 188			

(in PLN thousand)

Note 4L

STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
No.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Companies indirectly subordinated not consolidated**													
1	*Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka*	Laka /Koszalin	agriculture	subsidiary	not consolidated	26.04.1996	883	(376)	-	507	100,00%	100,00%	-
2	Hermann Eggert Mineraloelvertriebs GmbH	Elmshorn (Germany)	stake management	subsidiary	not consolidated	28.02.2003	386	-	-	386	100,00%	100,00%	-
3	RAF-BIT Sp. z o.o.	Jedlicze	information systems services	subsidiary	not consolidated	21.08.2002	200	(72)	(66)	128	100,00%	100,00%	-
4	Tankstellenbetriebsgesellschaft Arfrade 26 mbH	Elmshorn (Germany)	management of fuel stations near supermarkets	subsidiary	not consolidated	28.02.2003	122	-	-	122	100,00%	100,00%	-
5	Wecotect Trading & Consulting GmbH w likwidacji	Elmshorn (Germany)	advisory services, trade	subsidiary	not consolidated	28.02.2003	892	-	-	892	100,00%	100,00%	-
6	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	2 134	(655)	(655)	1 479	99,97%	99,97%	-
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	23.01.2002	1 418	-	-	1 418	97,95%	97,95%	-
8	*Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.*	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	1 115	-	-	1 115	92,00%	92,00%	-
9	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting services	subsidiary	not consolidated	09.04.1999	141	(16)	-	125	88,19%	88,19%	-
10	Petromont Sp. z o.o.	Niemce /Lublin	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85,00%	85,00%	-
11	MEDILOGISTYKA Sp. z o.o.	Plock	wholesale and retail trade of pharmaceutical, food and industry products	subsidiary	not consolidated	24.05.2001	40	-	-	40	80,00%	80,00%	-
12	PetroUkraina Ltd Sp. z o.o. activity suspended	Lwow (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	(33)	-	0	80,00%	80,00%	-
13	NTVK (Nacionaline Turto Valdybos Korporacija - spolka akcyjna) w likwidacji	Wilno (Lithuania)	trade	subsidiary	not consolidated	22.11.2000	275	(275)	-	0	76,00%	76,00%	-
14	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji*****	Lwow (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	(175)	-	0	62,00%	62,00%	-
15	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105	(44)	(19)	61	60,69%	60,69%	-
16	RAN-OIL Sp. z o.o.	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1998	169	(14)	(14)	155	51,00%	51,00%	-
17	RAN-PETROMEX Sp. z o.o. (Company declared insolvency)	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	25	(25)	-	0	51,00%	51,00%	-
18	RAN-WATT Sp. z o.o. w likwidacji	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	(26)	-	0	51,00%	51,00%	-
Total companies indirectly subordinated not consolidated							8 474	(1 711)	(754)	6 763			
Directly joint venture companies consolidated													
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	Plock	production, distribution and sales of polyolefins	joint venture	equity method	19.12.2002	453 699	-	-	453 699	50,00%	50,00%	-
Total directly joint venture companies consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.2003)							453 699	-	-	453 699			
Indirectly joint venture companies consolidated**													
1	UAB Ship Service Klaipeda Sp. z o.o.	Klaipeda, Lithuania	trade	joint venture	equity method	23.04.2002	24	(24)	-	-	50,00%	50,00%	-
Total indirectly joint venture companies consolidated							24	(24)	-	-			
Direct associates consolidated													
1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35 319	-	-	35 319	48,71%	48,71%	-
2	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2000	4 800	-	-	4 800	40,00%	40,00%	-
3	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	397	20,00%	20,00%	-
Total indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.2003)							40 516	-	-	40 516			

(in PLN thousand)

Note 4L

STAKES OR SHARES IN SUBORDINATED ENTITIES

No.	a	b	c	d	e	f	g	h		i	j	k	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Indirect associates consolidated**													
1	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	150	-	-	1 825	49,02%	49,02%	-
2	Z.U.P. EKO-DROG Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	30	-	-	632	48,78%	48,78%	-
3	P.W. EURO-TRANSCHEM Sp. z o.o.	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1993	12	-	-	792	47,95%	47,95%	-
4	P.H.U.P. TRANSCHEM Sp. z o.o.	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1993	110	-	-	3 090	47,39%	47,39%	-
5	APEX-ELZAR Sp. z o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 325	46,96%	46,96%	-
6	S.P.P. PROFMED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	223	45,86%	45,86%	-
7	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 140	45,26%	45,26%	-
8	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek /Warszawa	trade and services in oil industry	associate	equity method	18.08.1999	190	-	-	-	25,00%	25,00%	Majority in Supervisory Board
9	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	Lodz	production, sale, services	associate	equity method	17.12.2002	51	-	-	-	25,00%	25,00%	Majority in Supervisory Board
10	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-	-	1 447	24,00%	24,00%	Majority in Supervisory Board
11	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	168	-	-	277	24,00%	24,00%	Majority in Supervisory Board
12	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	27.12.2000	168	-	-	-	24,00%	24,00%	Majority in Supervisory Board
13	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	trade and services in oil industry	associate	equity method	17.11.1999	132	-	-	177	24,00%	24,00%	Majority in Supervisory Board
14	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	Gdansk	production, trade and services	associate	equity method	02.10.2000	108	-	-	47	24,00%	24,00%	Majority in Supervisory Board
15	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade and services	associate	equity method	09.04.2001	194	-	-	31	24,00%	24,00%	Majority in Supervisory Board
16	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las /Poznan	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	250	22,00%	22,00%	Majority in Supervisory Board
17	DWS PERLA Sp. z o.o.	Ustka	recreational services	associate	equity method	26.04.1994	42	-	-	212	20,24%	20,24%	-
Total indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.03)							2 962	-	-	11 468			
Direct associates not consolidated													
1	Motell Sp. z o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	700	-	-	700	35,00%	35,00%	-
2	POILEN Sp. z o.o.	Krakow	technological and construction designing services, delivery and assembling of heating and mechanical facilities	associate	not consolidated	09.06.2003	97	-	-	97	24,99%	24,99%	-
Total direct associates not consolidated							797	-	-	797			
Total indirect associates not consolidated**													
1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54	(49)	-	5	49,00%	49,00%	Majority in Supervisory Board
2	RAN-BIALY Sp. z o.o.	Bialystok	used oils collection	associate	not consolidated	04.10.2000	70	(70)	(9)	-	46,70%	46,70%	-
3	Piast Sp. z o.o.	Krakow	fuels trade	associate	not consolidated	12.09.1991	360	-	-	360	40,00%	40,00%	-
4	RAF-UNIWERSAL Sp. z o.o.	Jedlicze	trade and services	associate	not consolidated	06.01.1999	13	-	-	13	20,00%	20,00%	-
Total indirect associates not consolidated							497	(119)	(9)	378			
Total subordinated and associated companies from the PKN ORLEN Capital Group							43 031	(8 905)	(3 437)	34 126			
Total long term financial assets							1 747 376	(19 899)	(59 293)	1 727 477			

[1] date of purchase of shares in Germany subsidiaries, before capital increase, which took place at 28 February 2003

[2] equivalent of EUR 80,028 thousand

[3] foreign exchange gains from valuation at balance sheet date

[4] *equivalent of EUR 40,028 thousand*

* Rafineria Trzebinia S.A. - 75.58%, Rafineria Nafty Jedlicze S.A. - 7.71%

** Subsidiaries, associates and joint ventures of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Medica Sp. z o.o., ORLEN Gaz

*** *ORLEN Oil Sp. z o.o. - 24.00%, ORLEN PetroProfit Sp. z o.o. - 76.00%*

**** Rafineria Nafty Jedlicze S.A. - 81.00%, Rafineria Trzebinia S.A. - 8.00%

***** ORLEN PetroProfit Sp. z o.o. - 31.00%, ORLEN PetroTank Sp. z o.o. - 31.00%

****** The Company sold on 31 December 2003, fullfillment of conditions suspending transaction on 15 January 2004

(in PLN thousand)

Note 4M

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
	Companies directly subordinated consolidated																	
1	ORLEN Deutschland Capital Group * [1]	571 137	283 020	-	283 256	4 861	(347)	4 972	981 910	129 470	777 536	336 149	-	336 149	1 628 163	6 269 563	-	-
2	ORLEN Gaz Sp. z o.o.**	59 300	24 823	-	31 291	3 186	1 208	1 978	41 831	566	40 286	32 801	-	32 801	101 132	400 945	-	-
3	ORLEN PetroCentrum Sp. z o.o. **	41 723	21 000	-	19 880	843	(21)	864	37 319	77	34 619	40 106	-	40 106	79 042	657 978	-	134
4	ORLEN Medica Sp. z o.o. **	13 925	13 273	-	707	(55)	(184)	129	1 980	-	1 492	1 573	-	1 573	15 905	15 193	-	-
5	ORLEN Budonaft Sp. z o.o. **	1 750	3 795	-	2 689	(4 734)	(5 588)	(373)	10 221	-	9 638	4 088	-	4 088	11 971	29 067	-	-
6	ORLEN Polimer Sp. z o.o. **	7 704	2 000	-	5 043	661	8	653	9 544	44	9 358	8 974	-	8 974	17 249	97 682	-	809
7	ORLEN Powiernik Sp. z o.o. ***	230 797	4	-	230 369	424	-	424	87	-	30	104	-	104	230 884	120	-	-
8	ORLEN KolTrans Sp. z o.o. **	42 915	40 859	-	-	2 056	3	1 242	4 123	-	3 394	2 592	-	2 592	47 038	20 713	-	612
9	ORLEN Transport Szczecin Sp. z o.o. **	3 920	3 424	-	1 376	(880)	-	(880)	932	-	728	802	-	802	4 852	4 781	-	97
10	ORLEN Transport Lublin Sp. z o.o. **	19 519	16 174	-	3 460	(115)	-	(115)	1 909	-	1 177	1 918	-	1 918	21 427	13 008	-	-
11	ORLEN Transport Krakow Sp. z o.o. **	10 327	12 465	-	-	(2 138)	(2 167)	29	6 351	1 530	3 173	3 323	-	3 323	16 678	33 170	-	-
12	ORLEN Transport Plock Sp. z o.o. **	29 101	26 420	-	3 739	(1 058)	(1 985)	927	17 980	8 500	6 322	7 222	-	7 222	47 081	78 315	-	-
13	ORLEN Transport Slupsk Sp. z o.o. **	11 976	8 644	-	3 325	7	-	7	2 790	949	1 655	2 040	-	2 040	14 766	18 485	-	122
14	ORLEN Transport Nowa Sol Sp. z o.o. **	17 875	10 091	-	7 528	256	-	256	3 841	-	2 301	3 462	-	3 462	21 716	13 599	-	637
15	Zaklad Budowy Aparatury S.A. **	19 019	18 000	-	6 786	(5 767)	(2 003)	(3 764)	6 737	-	3 632	6 394	-	6 394	25 757	24 636	-	-
16	ORLEN Laboratorium Sp. z o.o. **	6 400	9 915	-	-	(3 515)	-	(3 515)	18 708	-	7 350	5 108	378	4 730	25 108	43 461	-	-
17	ORLEN Transport Olsztyn Sp. z o.o. **	10 012	8 464	-	1 484	64	-	64	1 384	-	1 002	1 952	-	1 952	11 396	14 550	-	54
18	ORLEN PetroTank Sp. z o.o. **	50 457	11 750	-	38 495	212	-	212	142 533	28 281	105 041	95 465	-	95 465	192 990	1 492 010	-	-
19	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. **	6 017	5 389	-	1 873	(1 245)	-	(1 245)	3 371	712	2 495	2 271	-	2 271	9 387	19 378	-	153
20	Petrotel Sp. z o.o. **	28 057	8 200	-	15 400	4 457	-	4 457	15 695	8 009	5 539	4 333	-	4 333	43 752	33 376	-	-
21	ORLEN PetroProfit Sp. z o.o. **	30 030	11 500	-	16 748	1 782	589	1 193	53 381	83	53 174	34 072	841	33 231	83 411	445 961	-	-
22	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.) **	83 246	60 635	-	2 275	20 336	(365)	20 701	90 254	1 288	86 992	40 944	-	40 944	173 500	351 565	-	-
23	Rafineria Trzebinia S.A. *	302 535	43 042	-	199 440	60 053	-	60 053	155 884	-	146 313	102 357	-	102 357	458 419	1 136 556	-	-
24	Anwil S.A. *	858 516	150 000	-	368 096	340 420	-	60 472	306 035	70 824	204 955	173 627	3 504	170 123	1 164 551	1 266 364	-	-
25	Rafineria Nafty Jedlicze S.A. *	130 648	78 000	-	79 189	(26 541)	(28 592)	2 051	190 931	90 826	89 444	51 728	-	51 728	321 579	481 855	-	-
26	Inowroclawskie Kopalnie Soli "SOLINO" S.A. **	76 296	19 146	-	42 480	14 670	(8 959)	9 000	166 438	127 032	22 176	8 575	-	8 575	242 734	95 415	-	-
27	SHIP - SERVICE S.A. **	23 097	3 943	-	21 926	(2 772)	(5 675)	902	50 231	1 588	42 954	42 076	-	42 076	73 327	220 521	-	-
28	ORLEN Automatyka Sp. z o.o. **	7 217	2 400	-	4 298	519	-	519	6 933	-	2 664	2 752	-	2 752	14 149	21 228	-	818
29	ORLEN PetroZachod Sp. z o.o. **	22 305	17 749	-	6 371	(1 815)	(2 490)	675	61 093	2 066	58 815	38 874	-	38 874	83 398	441 271	-	-
30	Petrolot Sp. z o.o. **	52 161	20 039	-	25 891	6 231	-	6 231	89 766	11 749	66 070	59 696	8 134	51 562	141 927	498 676	-	1 020
31	ORLEN Projekt S.A. **	12 336	1 500	-	11 676	(840)	-	(840)	4 478	-	1 843	3 418	-	3 418	16 814	14 368	-	1 102
32	ORLEN Wir Sp. z o.o. **	4 024	1 600	-	2 000	424	-	424	2 548	-	1 336	2 326	-	2 326	6 573	9 139	-	816
33	ORLEN Morena Sp. z o.o. **	13 767	10 500	-	1 457	1 810	-	1 810	11 680	-	11 671	17 150	-	17 150	25 448	214 651	-	-
34	ORLEN Oil Sp. z o.o. *	64 572	43 558	-	14 805	6 209	(235)	6 432	84 489	-	75 626	86 002	-	86 002	149 062	434 080	-	-
	Total companies directly subordinated consolidated	**2 862 681**	**991 322**	**-**	**1 453 353**	**418 006**	**(56 803)**	**175 945**	**2 583 387**	**483 594**	**1 880 801**	**1 224 274**	**12 857**	**1 211 417**	**5 521 186**	**14 911 680**	**-**	**6 374**

(in PLN thousand)

Note 4M

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
	Companies indirectly subordinated consolidated																	
1	Energomedia Sp. z o.o. **	27 137	27 178	-	107	(148)	(877)	729	7 175	-	5 421	5 900	-	5 900	34 312	39 377	-	-
2	Petrogaz Lapy Sp. z o.o. **	201	3 540	-	-	(3 339)	(1 794)	(1 545)	3 065	128	2 929	627	-	627	3 266	10 017	-	-
3	Ship Service Agro Sp. z o.o. **	3 206	2 481	-	869	(144)	-	(144)	6 124	-	3 657	5 820	-	5 820	9 330	29 707	-	-
4	Bor-Farm Sp. z o.o. ***	(1 728)	2 021	-	215	(3 964)	(3 530)	(434)	9 730	354	9 376	359	-	359	8 003	1 480	-	-
5	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o. **	2 930	1 900	-	450	580	-	580	8 232	-	7 972	4 659	-	4 659	11 161	42 103	-	-
6	RAF-LAB Sp. z o.o. **	2 676	2 500	-	98	78	-	78	723	-	348	200	-	200	3 400	3 545	-	-
7	NaftoWax Sp. z o.o. **	2 326	50	-	1 654	622	-	622	8 222	146	7 658	5 708	-	5 708	10 548	57 103	-	-
8	RAF-KOLTRANS Sp. z o.o. **	594	1 850	-	-	(1 256)	(1 318)	62	781	-	382	408	-	408	1 376	3 633	-	-
9	EURONAFT Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.) **	14 369	12 560	-	162	1 646	-	1 646	17 323	104	15 884	18 940	-	18 940	31 691	61 141	-	-
10	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o. **	7 199	3 000	-	4 103	96	-	96	10 860	1 712	8 601	13 239	-	13 239	18 059	54 734	-	-
11	RAF-ENERGIA Sp. z o.o. **	698	1 500	-	-	(802)	(819)	17	4 046	-	3 403	3 684	-	3 684	4 743	20 094	-	-
12	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o. **	639	305	-	-	334	-	101	3 669	112	3 485	1 388	-	1 388	4 308	15 299	-	-
13	RAF-TRANS Sp. z o.o. **	628	2 000	-	-	(1 372)	(908)	(464)	445	-	315	437	-	437	1 073	3 953	-	-
14	EkoNaft Sp. z o.o. **	1 513	50	-	519	944	(124)	1 068	1 841	-	1 312	2 070	-	2 070	3 354	12 686	-	-
15	ORLEN Transport Poznan Sp. z o.o. **	13 927	11 273	-	4 021	(1 367)	-	(1 367)	2 912	-	1 542	2 555	-	2 555	16 839	15 042	-	342
16	RAF-REMAT Sp. z o.o. **	1 705	1 756	-	318	(368)	(370)	2	1 573	-	1 573	1 063	-	1 063	3 278	7 501	-	-
17	ORLEN Transport Warszawa Sp. z o.o. **	7 961	6 291	-	381	1 289	-	1 289	1 455	-	963	1 870	-	1 870	9 415	11 885	-	64
18	RAF-EKOLOGIA Sp. z o.o. **	(729)	686	-	-	(1 415)	(673)	(742)	2 677	-	2 391	1 585	-	1 585	1 949	8 778	-	-
19	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A. **	2 003	1 000	-	986	17	-	17	1 718	-	1 520	1 643	-	1 643	3 721	19 692	-	-
20	ORLEN Oil Sp. z o.o. *	64 572	43 558	-	14 805	6 209	(235)	6 432	84 489	-	75 626	86 002	-	86 002	149 062	434 080	-	-
21	P.U.S. i P. CHEMEKO Sp. z o.o. **	2 654	18	-	2 212	424	-	424	868	50	800	1 602	-	1 602	3 522	7 339	-	-
22	ORLEN Petrogaz Wroclaw Sp. z o.o. **	3 712	3 100	-	720	(108)	102	(210)	4 697	409	4 278	2 334	-	2 334	8 409	31 028	-	-
23	Petrooktan Sp. z o.o.**	1 393	781	-	516	96	-	96	571	-	571	399	-	399	1 963	7 275	-	65
	Total companies indirectly subordinated consolidated	**159 586**	**129 398**	**-**	**32 136**	**(1 948)**	**(10 546)**	**8 353**	**183 196**	**3 015**	**160 007**	**162 492**	**-**	**162 492**	**342 782**	**897 492**	**-**	**471**

[redacted]

(in PLN thousand)

Note 4M

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
	Companies directly subordinated not consolidated																	
1	SAMRELAKS Machocice Sp. z o.o. **	5 069	6 725	-	-	(1 656)	(1 337)	(319)	130	-	113	53	-	53	5 199	2 380	-	-
2	ZAWITAJ Swinoujscie Sp. z o.o. **	3 104	4 110	-	-	(1 006)	(934)	(72)	170	-	120	67	-	67	3 274	2 318	-	-
3	Z.W. Mazowsze Sp. z o.o. **	2 736	3 932	-	-	(1 196)	(1 230)	34	227	-	203	58	-	58	2 963	2 334	-	-
4	Wisla Plock Sportowa S.A. **	1 274	1 000	-	609	(335)	(1 268)	908	2 139	-	1 532	1 273	400	873	3 413	23 585	-	-
5	ORLEN Ochrona Sp. z o.o. **	3 099	500	-	1 039	1 560	-	1 560	5 888	180	5 305	4 679	-	4 679	8 987	34 171	-	968
6	CPN Marine Service Gdansk Sp. z o.o. activity suspended	activity suspended																
7	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. **	8 036	6 537	-	884	615	-	615	2 521	334	1 916	2 411	-	2 411	10 557	16 714	-	-
8	Serwis Nowa Wies Wielka Sp. z o.o. **	1 527	1 269	-	87	171	-	171	550	-	382	610	-	610	2 077	3 651	-	21
9	D.W. Mazowsze Sp. z o.o. ***	858	1 649	-	2	(793)	(672)	(121)	631	84	487	23	-	23	1 489	1 102	-	-
10	Serwis Lodz Sp. z o.o. ***	720	608	-	547	(435)	(324)	(111)	919	-	618	621	-	621	1 639	1 989	-	-
11	Serwis Mazowsze Sp. z o.o. **	911	788	-	186	(63)	(82)	19	2 202	36	2 012	1 709	-	1 709	3 113	16 413	-	19
12	B.H.T. Dromech S.A. Warszawa w upadlosci	in liquidation																
13	Centrum Edukacji Sp. z o.o. **	653	654	-	235	(236)	(385)	130	1 993	-	792	592	-	592	2 646	8 126	-	-
14	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	in liquidation																
15	Petromor Sp. z o.o. **	2 343	2 580	-	64	(301)	(58)	(243)	36	-	28	4	-	4	2 380	107	-	-
16	Serwis Szczecin Sp. z o.o. ***	483	210	-	267	6	-	(44)	644	-	277	412	-	412	1 127	2 792	-	-
	Total companies directly subordinated not consolidated	**30 813**	**30 562**	**-**	**3 920**	**(3 669)**	**(6 290)**	**2 527**	**18 050**	**634**	**13 785**	**12 512**	**400**	**12 112**	**48 864**	**115 682**	**-**	**1 008**
	Companie indirectly subordinated not consolidated																	
1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka ***	507	883	-	-	(376)	(462)	46	1 220	222	997	55	-	55	1 727	1 617	-	-
2	Hermann Eggert Mineraloelvertriebs GmbH ***	423	3 376	-	-	(2 953)	(2 953)	-	-	-	-	412	-	412	412	-	-	-
3	RAF-BIT Sp. z o.o. **	186	200	-	14	(28)	-	(28)	153	-	124	117	-	117	345	1 245	-	-
4	Tankstellenbetriebsgesellschaft Arfrade 26 mbH ***	122	121	-	-	1	(5)	6	3 210	-	-	3 330	-	3 330	3 333	439	-	-
5	Wecotect Trading & Consulting GmbH w likwidacji	907	724	-	-	183	87	91	24	-	24	931	-	931	931	-	-	-
6	Zakladowa Straz Pozarna Sp. z o.o. ***	2 093	2 135	-	166	(208)	(219)	11	754	-	396	495	-	495	2 847	4 028	-	-
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. ***	2 439	2 295	-	132	12	-	12	222	-	222	164	-	164	2 661	2 249	-	-
8	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. **	(315)	1 740	-	-	(2 055)	(1 695)	(360)	2 328	-	1 793	227	-	227	2 013	9 123	-	-
9	RAF-SIUzBA RATOWNICZA Sp. z o.o. ***	147	160	-	-	(13)	(19)	6	408	-	375	317	-	317	555	3 023	-	-
10	Petromont Sp. z o.o. ***	642	400	-	53	189	-	189	2 449	840	1 596	1 373	-	1 373	3 091	9 910	-	26

(in PLN thousand)

Note 4M

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
11	MEDILOGISTYKA Sp. z o.o. ***	33	37	-	-	(4)	-	(4)	9	-	9	3	-	3	42	30	-	-
12	PetroUkraina Ltd Sp. z o.o. activity suspended	activity suspended																
13	NTVK (Nacionaline Turto Valdybos Korporacija - spolka akcyjna) w likwidacji	in liquidation																
14	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji	in liquidation																
15	RAN-AKSES Sp. z o.o. w likwidacji	in liquidation																
16	RAN-OIL Sp. z o.o. **	369	330	-	337	(298)	(43)	(255)	40	-	40	77	-	77	409	1 844	-	-
17	RAN-PETROMEX Sp. z o.o. ***	Company declared insolvency																
18	*RAN-WATT Sp. z o.o. w likwidacji*	in liquidation																
	Total companies indirectly subordinated not consolidated	**7 553**	**12 401**	**-**	**702**	**(5 550)**	**(5 309)**	**(286)**	**10 817**	**1 062**	**5 576**	**7 501**	**-**	**7 501**	**18 366**	**33 508**	**-**	**26**
	Directly joint venture companies consolidated																	
1	BASELL ORLEN POLYOLEFINS Sp. z o.o. **	951 398	907 398	-	-	44 000	-	44 000	447 476	591	358 222	156 900	-	156 900	1 398 875	725 697	-	-
	Total directly joint venture companies consolidated	**951 398**	**907 398**	**-**	**-**	**44 000**	**-**	**44 000**	**447 476**	**591**	**358 222**	**156 900**	**-**	**156 900**	**1 398 875**	**725 697**	**-**	**-**
	Indirectly joint venture companies consolidated																	
1	UAB Ship Service Klaipeda Sp. z o.o. ***	(2 467)	66	-	-	(2 533)	(1 466)	(1 067)	3 795	-	3 795	957	-	957	1 264	17 261	-	-
	Total indirectly joint venture companies consolidated	**(2 467)**	**66**	**-**	**-**	**(2 533)**	**(1 466)**	**(1 067)**	**3 795**	**-**	**3 795**	**957**	**-**	**957**	**1 264**	**17 261**	**-**	**-**
	Direct associates consolidated																	
1	Naftoport Sp. z o.o. **	106 507	45 942	-	8 187	52 378	-	22 921	6 265	-	4 735	3 921	-	3 921	112 773	56 613	-	8 240
2	Flexpol Sp. z o.o. **	18 014	12 000	-	-	6 014	-	6 014	8 621	-	7 593	13 484	-	13 484	26 636	74 997	-	2 445
3	Chemiepetrol GmbH **	3 823	241	-	-	3 582	3 511	66	1 030	-	458	2 354	-	2 354	4 853	28 923	-	-
	Total direct associates consolidated	**128 344**	**58 183**	**-**	**8 187**	**61 974**	**3 511**	**29 001**	**15 916**	**-**	**12 786**	**19 759**	**-**	**19 759**	**144 262**	**160 533**	**-**	**10 685**

(in PLN thousand)

Note 4M

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
	Indirect associates consolidated																	
1	P.U.T. WIRCOM Sp. z o.o. **	3 721	305	-	3 228	188	-	188	2 871	86	2 779	4 368	-	4 368	6 593	16 814	-	158
2	Z.U.P. EKO-DROG Sp. z o.o. **	1 296	62	-	1 036	198	-	4	377	-	377	620	-	620	1 673	3 587	-	-
3	P.W. EURO-TRANSCHEM Sp. z o.o. **	1 651	24	-	133	1 494	-	158	1 684	43	1 633	2 217	-	2 217	3 336	15 218	-	-
4	P.H.U.P. TRANSCHEM Sp. z o.o. **	6 520	232	-	202	6 086	-	255	3 512	79	3 433	2 799	-	2 799	10 031	17 078	-	-
5	APEX-ELZAR Sp. z o.o. **	2 822	294	-	1 844	684	103	21	1 192	104	1 078	2 612	-	2 612	4 013	8 955	-	-
6	S.P.P. PROFMED Sp. z o.o. ***	486	16	-	396	74	-	74	324	29	295	496	-	496	810	3 862	-	-
7	P.P.H.U. ARBUD Sp. z o.o. **	2 518	10	-	48	2 460	-	8	708	21	687	1 784	-	1 784	3 226	8 243	-	-
8	Petro-Oil SEEWAX Sp. z o.o. **	192	760	-	40	(608)	-	(608)	5 766	-	5 695	2 229	-	2 229	5 958	28 365	-	-
9	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o. **	95	200	-	-	(105)	-	(105)	2 560	-	2 545	1 595	-	1 595	2 654	11 396	-	-
10	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o. **	6 339	6 000	-	151	188	(16)	204	17 586	-	17 451	11 412	-	11 412	23 925	89 172	-	-
11	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. **	1 411	700	-	404	307	-	307	3 575	-	3 565	2 709	-	2 709	4 986	17 172	-	-
12	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. **	200	700	-	-	(500)	(509)	9	3 838	-	3 824	2 302	-	2 302	4 038	15 648	-	-
13	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. **	1 151	550	-	169	432	-	432	4 264	-	4 185	2 773	-	2 773	5 415	24 700	-	-
14	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. **	887	450	-	443	(6)	(162)	156	5 694	-	5 678	3 139	-	3 139	6 137	24 404	-	-
15	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o. **	310	800	-	-	(490)	(590)	100	9 546	-	9 540	7 393	-	7 393	9 856	48 354	-	-
16	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o. **	1 728	148	-	934	646	3	642	18 436	135	18 133	11 607	-	11 607	20 164	83 142	-	-
17	DWS PERLA Sp. z o.o. ***	1 051	209	-	682	160	-	78	175	90	84	101	-	101	1 226	3 514	-	45
	Total indirect associates consolidated	**32 378**	**11 460**	-	**9 710**	**11 208**	**(1 171)**	**1 923**	**82 108**	**587**	**80 982**	**60 156**	-	**60 156**	**114 041**	**419 624**	-	**203**
	Direct associates not consolidated																	
1	Motell Sp. z o.o. ***	549	2 000	-	-	(1 451)	(1 497)	46	721	-	721	287	-	287	1 270	6 463	-	-
2	POILEN Sp. z o.o. ***	(6)	3 010	-	1 585	(4 601)	(4 579)	(22)	11	-	11	2	-	2	6	-	-	-
	Total direct associates not consolidated	**543**	**5 010**	-	**1 585**	**(6 052)**	**(6 076)**	**24**	**732**	-	**732**	**289**	-	**289**	**1 276**	**6 463**	-	-
	Indirect associates not consolidated																	
1	Petro-Oil CZ s.r.o. **	10	141	-	-	(131)	(134)	3	862	-	862	499	-	499	875	8 148	-	-
2	RAN-BIAIY Sp. z o.o. ***	76	150	-	-	(74)	(62)	(12)	81	-	81	71	-	71	156	598	-	-
3	Piast Sp. z o.o. ****	3 123	900	-	1 428	795	-	169	12 011	557	11 233	10 429	-	10 429	15 134	87 261	-	40
4	RAF-UNIWERSAL Sp. z o.o. ***	108	65	-	35	8	-	8	90	-	90	68	-	68	198	1 207	-	-
	Total indirect associates not consolidated	**3 317**	**1 256**	-	**1 463**	**598**	**(196)**	**168**	**13 044**	**557**	**12 266**	**11 067**	-	**11 067**	**16 363**	**97 214**	-	**40**

* financial statement audited by Ernst & Young Audit Sp. z o.o.

** financial statements audited by auditor other than Ernst & Young Sp. z o.o.

*** financial statements not required to be audited

**** the entity during audit

1) includes financial data of directly and indirectly subordinated consolidated Companies, i.e. ORLEN Tankstellen AG, AMF Service Gmbh, Jewel Tankstellen Nord Gmbh, NTG Norddeutsche Tankstellen AG, ORLEN Deutschland GmbH, ORLEN Deutschland Immobilien GmbH

(in PLN thousand)

Note 4N

STAKES OR SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
No.	name with indication of legal form	location	activity	book value of shares	entity's equity, including:	share capital	% of share capital owned	Share in votes on the General Shareholders Meeting	unpaid share capital	dividends and share in profits received and due for the last year
1	Polkomtel S.A.	Warszawa	cellular telecommunication services	436 495	3 519 496	2 050 000	19.61%	19.61%	-	-
2	AWSA Holland II B.V.* [1)]	Amsterdam	bearing of shares and management of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400			9.22%	9.22%	-	-
3	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	341	123 266	40 663	3.57%	3.57%	-	-
4	Polimex-Cekop S.A.	Warszawa	foreign and domestic trade of chemicals, building production and designing services	468	114 623	24 185	0.52%	0.52%	-	-
5	Stocznia Gdynia S.A.*	Gdynia	shipyard	176			0.12%	0.12%	-	-
6	Huta Stalowa -Z-d Sprezynowania	Stalowa Wola	weapons and army equipment production	87	149 833	267 126	0.08%	0.08%	-	-
7	Others*			2			-	-	-	-
TOTAL				498 969	3 907 218	2 381 974				-

* The Company does not have relevant financial data on entity's equity as at 31 December 2003.
Presented are only those shares in other entities, for which provision was not provided for.

[1)]The Company owns put option presented in the note 44e

(in PLN thousand)

Note 4O

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)		
a) in Polish currency	1 671 186	1 273 210
b) in foreign currencies (by currency and recalculated to zloty)	555 260	222
b1. unit/currency 1/USD	-	-
zlotys	-	-
b2. unit/currency 1/EUR	120 056	56
zlotys	555 260	222
b3. other currencies in zlotys	-	-
Total long term shares, securities and other property rights	2 226 446	1 273 432

Note 4P

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)		
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	-	1 984
a) shares (balance sheet value)	-	1 984
- adjustments (for the period)	-	74
- value at the beginning of the period	-	1 910
- value at purchase price	-	8 830
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	341	600
a) shares (balance sheet value)	341	600
- adjustments (for the period)	(259)	(899)
- value at the beginning of the period	600	1 499
- value at purchase price	3 111	3 111
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	-	-
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
D. With limited transferability (balance sheet value)	2 226 105	1 270 848
a) shares (balance sheet value)	2 226 105	1 270 848
- adjustments (for the period)	(22 521)	(6 388)
- value at the beginning of the period	2 248 626	1 277 236
- value at purchase price	2 331 624	1 342 955
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	26 000	26 000
c) other (balance sheet value)	-	-
Total value at purchase price	2 360 735	1 380 896
Total adjustments of the value at the beginning of the period	(111 509)	(100 251)
Total value at the beginning of the period	2 249 226	1 280 645
Total adjustments for the period	(22 780)	(7 213)
Total balance sheet value	2 226 446	1 273 432

(in PLN thousand)

Note 4Q

LONG TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	-	98 050
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total long term loans	-	98 050

Note 4R

OTHER LONG TERM INVESTMENTS (BY TYPE)		
Total other long term investments	-	-

Note 4S

MOVEMENTS IN OTHER LONG TERM INVESTMENTS		
a) balance at the beginning of the period	-	-
b) increases	-	-
c) decreases	-	-
d) balance at the end of the period	-	-
Total other long term investments	-	-

Note 4T

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total other long term loans	-	-

Note 5A

MOVEMENTS IN DEFERRED TAX ASSETS	-	-
1.Balance at the beginning of the period	-	-
2. Increases	-	-
3. Decreases	-	-
4. Balance at the end of the period	-	-
Total deferred tax assets at the end of the period	-	-

The Company compensates deferred tax provision and deferred tax assets

Note 5B

OTHER PREPAYMENTS AND DEFERRED COSTS		
a) deferred costs, including:	137 580	145 022
- write down due to the catalisators' wearing off	61 205	45 258
- cost of acquisition of customer (patronage stations)	58 423	75 501
- costs of company's enlargement	638	1 283
- leases	15 493	16 187
- other	1 821	6 793
b) other prepayments	11 072	-
Total prepayments and deferred costs	148 652	145 022

Note 6

INVENTORIES		
a) raw materials and other materials	1 416 964	1 241 963
b) work in progress	232 247	277 840
c) finished goods	808 020	876 564
d) goods for resale	109 482	79 558
e) prepaid inventory	1 881	1 740
Total inventories	2 568 594	2 477 665

As at 31 December 2003 and 2002 there were no inventories being collaterals for the Company's liabilities

Note 7A

SHORT TERM RECEIVABLES		
a) from subordinated companies	700 010	353 560
- trade receivables due:	455 457	345 350
- within 12 months	455 457	345 257
- over 12 months	-	93
- other*	244 553	8 210
b) from other companies	1 098 465	934 660
- trade receivables due:	872 895	848 028
- within 12 months	872 837	847 891
- over 12 months	58	137
- budget receivables	83 451	49 368
- receivables taken to the court	-	-
- other	142 119	37 264
Total net short term receivables	1 798 475	1 288 220
c) bad and doubtful receivables provision (positive value)	216 987	194 716
Total gross trade receivables	2 015 462	1 482 936
Value of receivables being collateral for liabilities	-	12 450

*including PLN 230,299 thousand receivables concerning ORLEN Powiernik

(in PLN thousand)

Note 7B

SHORT TERM RECEIVABLES FROM SUBORDINATED COMPANIES		
a) trade receivables, from:	455 457	345 350
- subordinated companies	354 473	326 731
- joint-ventures	63 355	-
- associated companies	37 629	18 619
- significant investor	-	-
- dominant company	-	-
b) other, including:	244 553	8 210
- subordinated companies	244 270	8 210
- joint-ventures	283	-
- associated companies	-	-
- significant investor	-	-
- dominant company	-	-
Total net short term receivables from subordinated companies	700 010	353 560
c) bad and doubtful receivables provision from subordinated companies (positive value)	4 504	6 031
Total gross short term receivables from subordinated companies	704 514	359 591

Note 7C

MOVEMENTS IN SHORT TERM BAD AND DOUBTFUL DEBT PROVISION		
a) balance at beginning of period	194 716	157 294
b) increases of:	84 576	119 164
- initial receivable	58 426	89 742
- interest	24 150	29 422
- other	2 000	-
c) release of	(62 305)	(81 742)
- initial receivable	(39 859)	(49 700)
- interest	(22 242)	(27 047)
- other	(204)	(4 995)
d) utilization	-	-
Bad and doubtful debt provision for short term debtors at end of period	216 987	194 716

Note 7D

SHORT TERM RECEIVABLES (CURRENCY TYPE)		
a) in Polish currency	1 991 108	1 456 101
b) in foreign currencies (by currency and recalculated to zlotys)	24 354	26 835
b1. unit/currency 1/USD	3 223	2 055
zlotys	11 833	7 742
b2. unit/currency 1/EUR	2 605	4 709
zlotys	12 040	18 586
b3. other currencies in zlotys	481	507
Total short term receivables	2 015 462	1 482 936

Note 7E

TRADE RECEIVABLES (GROSS) DUE:	-	-
a) up to one month old	1 092 268	957 491
b) between one month to three months old	64 263	46 333
c) between three months to six months old	56 868	33
d) between six months and one year old	39	82
e) over one year	405	883
f) overdue receivables	289 651	339 417
Total gross trade receivables	1 503 494	1 344 239
g) provision for bad and doubtful trade receivables (negative value)	(175 142)	(150 861)
Total net trade receivables	1 328 352	1 193 378

Normal repayment period of receivables related to sales is 14 to 30 days.

Concentration of credit risk relating to trade receivables are limited due to the large number of customers and their dispersion across many different sectors in Poland.

Note 7F

TRADE DEBTORS (GROSS) - OVERDUE		
a) up to one month old	144 401	177 957
b) between one month to three months old	13 848	46 232
c) between three months to six months old	12 636	18 216
d) between six months and one year old	35 659	30 098
e) over one year	83 107	66 914
Total overdue gross trade debtors	289 651	339 417
f) bad and doubtful trade debts provision for overdue debtors (negative value)	(163 178)	(109 978)
Total net overdue trade debtors	126 473	229 439

(in PLN thousand)

Note 8

RECEIVABLES (GROSS) - DISPUTABLE		
Disputable trade receivables	-	-
Disputable budget receivables	-	-
Disputable dividends and other profit distribution receivables	-	-
Other disputable receivables	-	-
Receivables taken to the court, including	18 445	23 313
- trade receivables	15 871	20 284
- budget receivables	-	-
- dividends and other profit distribution receivables	-	-
- other	2 574	3 029
Total disputable receivables (gross)	18 445	23 313
Provisions set (negative value)	(18 445)	(23 313)
Total disputable receivables (net)	-	-

RECEIVABLES (GROSS) - OVERDUE		
Trade receivables	289 651	339 417
Budget receivables	-	-
Dividends and other profit distribution receivables	-	-
Other receivables	-	-
Receivables taken to the court	*18 445*	23 313
Total overdue receivables (gross)	308 096	362 730
Provisions set (negative value)	(181 623)	(133 291)
Total overdue receivables (net)	126 473	229 439

Note 9A

FINANCIAL SHORT TERM ASSETS		
a) in subordinated companies	-	-
b) in joint-ventures	-	-
c) in associated companies	-	-
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	85 829	21 214
- other financial fixed assets	85 829	21 214
g) cash and other cash assets	62 769	61 639
- cash on hand and in bank	38 883	41 081
- other cash	23 886	20 498
- other cash assets	-	60
Total financial short term assets	148 598	82 853

As at 31 December 2003 and 2002 there were no cash and cash assets being collateral for the Company's liabilities

Note 9B

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)		
a) in Polish currency	85 829	21 214
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term investments in shares, securities and other property rights	85 829	21 214

Note 9C

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)		
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	-	-
D. With limited transferability (balance sheet value)	85 829	21 214
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	85 829	21 214
- fair value	85 829	21 214
- adjustments (closing balance)	-	-
- value at the purchase price	-	-
Total value at the purchase price	-	-
Total value at the beginning of the period	-	-
Total adjustments of the purchase price	-	-
Total balance sheet value	85 829	21 214

(in PLN thousand)

Note 9D

SHORT TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term loans granted	-	-

Note 9E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)		
a) in Polish currency	57 008	52 194
b) in foreign currencies (by currency and recalculated to zlotys)	5 761	9 445
b1. unit/currency 1/USD	142	1 771
zlotys	521	6 798
b2. unit/currency 1/EUR	1 133	658
zlotys	5 240	2 647
b3. other currencies in zlotys	-	-
Total cash and cash assets	62 769	61 639

Concentrations of credit risk relating to cash and cash equivalents are limited because the Company places its cash with several well-established Polish and international banks.

Note 9F

OTHER SHORT TERM INVESTMENTS (BY TYPE)
Total other short term investments

Note 9G

OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term investments	-	-

Note 10

SHORT TERM PREPAYMENTS AND DEFERRED COSTS		
a) deferred costs, including:	328 760	429 693
- excise duty to settle up	273 800	383 306
- write down due to the catalisators' wearing off	25 185	16 157
- cost of acquisition of customer (patronage stations)	12 563	11 879
- insurance	15 807	16 936
- other	1 405	1 415
b) other prepayments and deferred costs	18 211	5 679
Total short term prepayments and deferred costs	346 971	435 372

Note 11
IMPAIRMENT WRITE-OFFS

Impairment write-offs included/reversed in the 12 month period ended 31 December 2003 concerned:

a) receivables - value of receivables impairment write-offs created or reversed was presented in notes 3.C and 7.C. Impairment write-offs were mainly due to the worse structure of ageing of receivebles and worse financial situation of debtors. Reversal of impairment write-offs of receivables was mainly due to payment of debt previously written off.

b) fixed assets (including construction in progress) – impairment write-offs of fixed assets increased in the year 2003 by PLN 63.816 thousand, from which 6.815 thousand were transfered to revaluation reserve. Reversed impairment of fixed assets (resulting from the change of estimations concerning economic value of fixed assets) in 12 month period ended 31 December, 2003 did not amount to significant value. Decrease in provisions presented in Note 2B resulted mainly from sales of assets previously provided for;

c) intangible fixed assets - impairment charges of intangible fixed assets increased in 2003 by PLN 12 thousand.

d) inventories - impairment charges of inventories decreased in 2003 by PLN 3.530 thousand

(in PLN thousand)

Note 12

SHARE CAPITAL AS AT 31 DECEMBER 2003			Par value of a single share = 1.25 PLN				
Series, issue	Type of shares	Type of preference	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none	336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.1993
Series B	bearer	none	6 971 496	8 714	contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none	77 205 641	96 507	net assets of acquired CPN S.A.	20.05.1999	01.01.1999
Series D**	bearer	none	7 531 924	9 415	exchange of 7,531,924 bonds series A for 7,531,924 series D shares in line with the Incentive Program for Management Board Members and Management of PKN ORLEN S.A.	20.11.2003	01.01.2003
Total number of shares			**427 709 061**				
Total share capital				**534 636**			

SHAREHOLDERS AS AT 31 DECEMBER 2003 (PLN)				
	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17.32%
State Treasury	43 633 897	43 633 897	54 542 371	10.20%
Bank of New York (depository)	44 464 114	44 464 114	55 580 142	10.40%
Others*	265 534 751	265 534 751	331 918 439	62.08%
Total	**427 709 061**	**427 709 061**	**534 636 326**	1.00%

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 23,911,206 shares of PKN ORLEN S.A., which constitutes 5.591% (considering capital increase of PKN ORLEN dated 20.11.2003) of votes at General Shareholders Meeting of PKN ORLEN S.A.
* According to current report 54/2003 presented on 4 July 2003, on 1 July 2003 Commercial Union OFE BPH CU WBK owns 21,533,539 shares of PKN ORLEN S.A., which constitutes 5.035% of share capital and 5.035% (considering capital increase of PKN ORLEN dated 20.11.2003) of votes at General Shareholders Meeting of PKN

**In July 2000 the Company issued 11,344,784 bonds series A convertible to ordinary bearer shares series D. The issuance of A series bonds is conducted within the Incentive Program addressed to members of the Management Board and authorized persons, performing management functions. The Incentive Program is scheduled for years 2001, 2002 and 2003.
As a result of conversion of 7,531,924 bonds for PKN ORLEN S.A. shares within the confines of realization of Management Incentive Program. On 20 November 2003 District Court in Warsaw registered capital increase of PKN ORLEN S.A. As a result of the capital increase the total number of shares amounts to 427,709,061.

(in PLN thousand)

Note 13A Own shares

In years 2003 and 2002 the Company did not possess own shares.

Note 13B Emitent's shares owned by subordinated

In years 2003 and 2002 subordinated entities did not possess shares of the Company.

Note 14

CAPITAL RESERVE		
a) share premium	1 058 450	873 541
b) capital provided for by the articles	175 074	175 074
c) capital provided for by the deed, over the amount required by articles	4 736 023	4 338 544
d) capital arising from additional shareholders' payments	-	-
e) other	152 891	114 021
Total capital reserve	6 122 438	5 501 180

Note 15

REVALUATION RESERVE		
a) from revaluation of fixed assets	676 526	724 352
b) from gains/losses on financial instruments valuation	-	-
c) from deferred tax	2 138	1 199
d) foreign exchange differences from recalculation of overseas branches	51 456	-
e) other	-	-
Total revaluation reserve	730 120	725 551

Note 16

OTHER CAPITAL RESERVES (BY PURPOSE)		
Privatization fund	53 476	53 476
Total other capital reserves	53 476	53 476

Note 17

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)		
Total write-offs from net profit within the year	-	-

Note 18A

MOVEMENTS IN PROVISION FOR DEFERRED TAX		
1. Provision for deferred tax at the beginning of period	248 415	192 084
a) reflected in financial result	249 614	192 817
b) reflected in equity	(1 199)	(733)
c) reflected in goodwill or negative goodwill	-	-
2. Increases	170 907	93 181
a) reflected in financial result of the period due to positive temporary differences	170 552	93 181
b) reflected in equity due to temporary positive differences	355	-
c) reflected in goodwill or badwill due to temporary positive differences	-	-
3. Decreases	(277 337)	(36 850)
a) reflected in financial result of the period due to positive temporary differences	(276 043)	(36 384)
b) reflected in equity due to temporary positive differences	(1 294)	(466)
c) reflected in goodwill or badwill due to temporary positive differences	-	-
4. Balance at the end of period	141 985	248 415
a) reflected in financial result	144 123	249 614
b) reflected in equity	(2 138)	(1 199)
c) reflected in goodwill or negative goodwill	-	-

Total influence of change of CIT rates on change in deferred tax is presented in Note 34 B.

Note 18B

MOVEMENTS IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS		
a) balance at the beginning of period	71 627	62 660
b) increases	18 156	9 557
c) utilization	(5 061)	(590)
d) release*	(8 328)	-
Balance at the end of period	76 394	71 627

*) contributed in kind

(in PLN thousand)

Note 18C

MOVEMENTS IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS		
a) balance at the beginning of period	11 663	11 606
b) increases	12 642	11 663
c) utilization	(11 663)	(11 606)
d) release*	(1 294)	-
Balance at the end of period	**11 348**	**11 663**

*) contributed in kind

Note 18D

MOVEMENTS IN OTHER LONG TERM PROVISIONS		
a.) balance at the beginning of period	324 789	359 833
- environmental provision	317 382	349 851
- provision for business risk	3 800	4 700
- other	3 607	5 282
b) increases of:	48 804	1 953
- environmental provision	47 681	-
- provision for business risk	-	-
- other	1 123	1 953
c) utilization of:	(300)	(1 530)
- environmental provision	-	-
- provision for business risk	-	-
- other	(300)	(1 530)
d) release of:	(11 447)	(35 467)
- environmental provision**	(10 802)	(32 469)
- provision for business risk	-	(900)
- other	(645)	(2 098)
e) Total other long term provisions at the end of period	361 846	324 789
- environmental provision*	354 261	317 382
- provision for business risk	3 800	3 800
- other	3 785	3 607
Total other long term provisions at the end of period	**361 846**	**324 789**

* the amount of provision is calculated based on an estimate made by an independent expert in years 2000 - 2003. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** including: in 2002 PLN 20,497 concerns reclassification of part of the environmental provision from long term to short term, the other part concerns sold sites together with cession on the purchaser of all future, potential liabilities.

(in PLN thousand)

Note 18E

MOVEMENTS IN OTHER SHORT TERM PROVISIONS		
a.) balance at the beginning of period	71 586	65 063
- environmental provision	46 602	50 000
- provision for business risk	24 860	14 658
- other	124	405
b) increases of:	-	38 638
- environmental provision**	-	20 497
- provision for business risk	-	15 078
- other	-	3 063
c) utilization of:	(6 729)	(15 743)
- environmental provision	(6 729)	(7 804)
- provision for business risk	-	(4 876)
- other	-	(3 063)
d) release of:	(7 109)	(16 372)
- environmental provision	-	(16 091)
- provision for business risk	(7 000)	-
- other	(109)	(281)
Total other short term provisions at the end of period	57 748	71 586
- environmental provision*	39 873	46 602
- provision for business risk	17 860	24 860
- other	15	124
Total other short term provisions at the end of period	57 748	71 586

* The amount of provision is calculated based on an estimate made by an independent expert in years 2000 - 2003. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

**In 2002 the amount in full concerns reclassification of part of the environmental provision from long term to short term.

Note 19A

LONG TERM LIABILITIES		
a) from subordinated companies	-	230 299
- other financial liabilities relating to bonds	-	230 299
b) from joint-venture companies	-	-
c) from associated companies	-	-
d) from significant investor	-	-
e) from dominant company	-	-
f) from other companies	1 381 612	3 349
- loans	1 381 612	-
- other financial liabilities	-	3 349
- finance lease liabilities	-	108
- other	-	3 241
Total long term liabilities	1 381 612	233 648

Note 19B

LONG TERM LIABILITIES (AGEING)		
b) between 1 and 3 years old	-	233 648
c) between 3 and 5 years old	1 381 612	-
d) over 5 years old	-	-
Total long term liabilities	1 381 612	233 648

Note 19C

LONG TERM LIABILITIES (CURRENCY TYPE)		
a) in Polish currency	-	233 648
b) in foreign currencies (by currency and recalculated to zlotys)	1 381 612	-
b1. unit/currency thousand/USD	218 063	-
thousand zlotys	830 233	-
b2. unit/currency thousand/EUR	115 000	-
thousand zlotys	551 379	-
b3. other currencies in thousand zlotys	-	-
Total long term liabilities	1 381 612	233 648

(in PLN thousand)

Note 19D

LONG-TERM LOANS AND BORROWINGS									
No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
1	*Dual currency Syndicate Loan / ING as Agent*	*London*	2 397 300	500 000 EUR	551 379	115 000 EUR	Euribor + margin	29.07.2008	voluntary submission to infusement
					830 233	218 063 USD	Libor + margin	29.07.2008	
	TOTAL				**1 381 612**				

Margins over EURIBOR range at the level of 0.45%
Margins over LIBOR range at the level of 0.45%

Note 19E

As at 31 December 2003 there were no long term liabilities from debt securities issued

Note 20A

SHORT TERM LIABILITIES		
a) from subordinated companies	297 964	171 691
- resulting from issuance of commercial papers	240 337	66 191
- trade liabilities, falling due:	57 575	76 279
- within 12 months	57 575	76 279
- other	52	29 221
b) from joint-venture companies	746	-
- trade liabilities, falling due:	746	-
- within 12 months	746	-
c) from associated companies	22 684	19 964
- resulting from issuance of commercial papers	11 005	8 669
- trade liabilities, falling due:	11 679	11 295
- within 12 months	11 679	11 295
d) from significant investor	-	-
e) from dominant company	-	-
f) from other companies	2 847 235	4 077 753
- loans, including:	555 675	1 511 089
- long term loans falling due within 1 year	2 087	803 648
- resulting from issuance of commercial papers	65 597	330 140
- other financial liabilities (financial securities)	27 381	724
- trade liabilities, falling due:	1 226 119	1 243 489
- within 12 months	1 226 017	1 241 312
- over 12 months	102	2 177
- purchase of fixed assets	174 804	118 531
- wages and salaries	2 204	19 906
- budget liabilities	792 158	827 465
- other	3 297	26 409
g) special funds:	30 031	31 415
- Company's social fund	23 979	25 368
- Premium fund	447	447
- other	5 605	5 600
Total short term liabilities	3 198 660	4 300 823

Note 20B

SHORT TERM LIABILITIES (CURRENCY TYPE)		
a) in Polish currency	2 056 241	2 570 627
b) in foreign currencies (by currency and recalculated to zlotys)	1 142 419	1 730 196
b1. unit/currency thousand/USD	241 213	436 534
thousand zlotys	904 020	1 706 461
b2. unit/currency thousand/EUR	49 089	4 748
thousand zlotys	235 387	19 472
b3. other currencies in thousand zlotys	3 012	4 263
Total short term liabilities	3 198 660	4 300 823

(in PLN thousand)

Note 20C

SHORT-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate conditions*	Repayment date	Collateral
			PLN	currency	PLN	currency			
I. Short term									
1	Bank Handlowy w Warszawie S.A.	Warszawa	220 000	-	312	-	Wibor + margin	31.07.2004	voluntary submission to infusement
2	Bank PEKAO S.A.	Warszawa branch Plock	80 000	-	-	-	Wibor + margin	17.07.2004	authorisation to a current bank account, voluntary submission to infusement
3	Bank PEKAO S.A.	Warszawa	100 000	-	100 000	-	Wibor + margin	26.02.2004	authorisation to a current bank account, voluntary submission to infusement
4	Bank PEKAO S.A.	Warszawa	119 865	25 000 EUR	119 865	25 000 EUR	Euribor+margin	26.02.2004	authorisation to a current bank account, voluntary submission to infusement
5	PKO BP S.A.	Warszawa branch Plock	80 000	-	2 503	-	Wibor + margin	29.05.2004	authorisation to a current bank account, voluntary submission to infusement
6	PKO BP S.A.	Warszawa branch Plock	70 000	-	70 000	-	Wibor + margin	26.06.2004	authorisation to a current bank account, voluntary submission to infusement
7	PKO BP S.A.	Warszawa branch Plock	100 000	-	100 000	-	Wibor + margin	23.04.2004	authorisation to a current bank account, voluntary submission to infusement
8	PKO BP S.A.	Warszawa branch Plock	80 000	-	80 000	-	Wibor + margin	29.05.2004	authorisation to a current bank account, voluntary submission to infusement
9	PKO BP S.A.	Warszawa branch Plock	80 000	-	80 000	-	Wibor + margin	06.03.2004	authorisation to a current bank account, voluntary submission to infusement
10	BPH PBK S.A.	Warszawa branch Plock	110 000	-	36	-	Wibor + margin	27.04.2004	blank bill, authorisation to a current bank account, voluntary submission to infusement
11	BRE Bank S.A.	Warszawa	30 000	-	872	-	Wibor + margin	30.09.2004	voluntary submission to infusement
12	Bank Gospodarki Zywnosciowej S.A.	Warszawa branch Plock	80 000	-	-	-	Wibor + margin	28.05.2004	authorisation to a current bank account, voluntary submission to infusement
13	Bank Gospodarki Zywnosciowej S.A.	Warszawa branch Plock	50 000	-	-	-	Wibor + margin	28.05.2004	authorisation to a current bank account, voluntary submission to infusement
	TOTAL				**553 588**				
II. Long term currently repaid									
14	Dual currency Syndicate Loan / ING as Agent	London	2 397 300	500 000 EUR	1 463	310 EUR	Euribor + margin	30.03.2004	*voluntary submission to infusement*
					624	167 USD	Libor+margin	15.03.2004	
	TOTAL				**2 087**				
	TOTAL I + II				**555 675**				

Interest rates of bank loans taken by the Company are based on WIBOR in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies.

Margins based on WIBOR range from 0.02% to 0.15%.
Margins based on EURIBOR range from 0.16% to 0.45%
Margins based on LIBOR range at 0.45%

(in PLN thousand)

Note 20D

SHORT-TERM LIABILITIES FROM THE ISSUE OF DEBT SECURITIES					
Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/collateral	Additional rights
BONDS	50 000	5.73%	2004-02-26	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	109 000	5.55%	2004-03-16	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	50 000	5.60%	2004-03-19	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	19 290	5.50%	2004-03-23	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	92 400	5.40%	2004-03-31	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Total	**320 690**				
Value of unamortised cost of discount	**(3 751)**				
Balance sheet value	**316 939**				

(in PLN thousand)

Note 21A

MOVEMENTS IN NEGATIVE GOODWILL		
a) balance at the beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Negative goodwill at the end of period	-	-

Note 21B

OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals, including:	92 408	58 953
- long term	-	-
- short term	92 408	58 953
- holiday pay accrual	14 368	10 123
- *cost of awards in VITAY program*	47 945	44 421
- environmental pollution charge	4 850	4 236
- voluntary retirement program costs	25 245	-
- other	-	173
b) deferred income	1 361	5 442
- long term	-	-
- short term	1 361	5 442
- subventions received	1 361	1 535
- revenues from prepayments	-	3 907
- other	-	-
Total other accruals and deferred income at the end of period	93 769	64 395

MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals at the beginning of period	58 953	34 523
b) increases	37 865	31 242
c) decreases	(4 410)	(6 812)
d) accruals at the end of period	92 408	58 953
e) deferred income at the beginning of period	5 442	1 794
f) increases	602	6 011
g) decreases	(4 683)	(2 363)
h) deferred income at the end of period	1 361	5 442
Total other accruals and deferred income at the end of period	93 769	64 395

Note 22

Net book value (A)	8 374 451	7 263 591
Number of shares (B)	427 709 061	420 177 137
Net book value per share (in PLN) (A/B)	19,58	17,29
Expected number of shares (C)	-	-
Diluted net book value per share (in PLN) (A/C)	-	-

* Method of calculation of net book value and diluted net book value is described in Note 41 in the description notes

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A

Off-balance sheet receivables from subordinated companies	-	-
a) guaranties and sureties received	-	-
b) other	-	-
Total off-balance sheet receivables from subordinated companies	-	-

Note 23B

Off-balance sheet liabilities from subordinated companies		
a) guaranties and sureties granted, including:	961 156	94 548
- for subordinated companies	961 156	94 548
b) other	-	-
Total off-balance sheet liabilities from subordinated companies	961 156	94 548

A significant increase in the balance is caused by guarantees granted to the capital group ORLEN Deutschland in the amount of PLN 815,082 thousands.

(in PLN thousand)

Note 24A

NET SALES OF PRODUCTS (TYPE OF SALES)		
- from subordinated companies	4 382 374	3 221 482
a) sales of products	22 688 177	21 859 150
c) sales of services	132 779	151 490
d) sales of products - other	109 899	56 232
Total net sales products	22 930 855	22 066 872

Note 24B

NET SALES OF PRODUCTS (BY TERRITORY)		
a) domestic sales, including:	22 091 203	21 129 571
- from subordinated companies	4 382 374	3 221 482
b) export sales, including:	839 652	937 301
- from subordinated companies	-	-
Total net sales of products	22 930 855	22 066 872

Note 25A

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)		
- from subordinated companies	274 416	84 271
a. sales of products	1 665 455	1 130 060
b. sales of services	12 218	677 841
c. sales of products - other	21 435	17 057
Total net sales of goods for resale and materials	1 699 108	1 824 958

Note 25B

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)		
a) domestic sales, including:	1 702 129	1 529 345
- from subordinated companies	274 416	84 271
b) export sales, including:*	(3 021)	295 613
- from subordinated companies	-	-
Total net sales of goods for resale and materials	1 699 108	1 824 958

* adjustment of sale related to previous period

Note 26

COSTS (BY COSTS TYPE)		
a) depreciation	793 162	819 884
b) usage of materials and energy	9 551 763	9 117 538
c) external services	1 503 371	1 608 723
d) taxes	9 400 802	9 625 673
e) wages and salaries	447 544	408 865
f) social insurance and other charges	86 765	93 887
g) other costs	203 211	209 687
Total costs	21 986 618	21 884 257
Changes in the position of stocks and accruals	241 479	(147 872)
Cost of products and services for own use (negative value)	(71 143)	(22 796)
Sales and distribution costs (negative value)	(10 821 292)	(10 926 201)
General and administration expenses (negative value)	(604 456)	(567 619)
Cost of sales	10 731 206	10 219 769

(in PLN thousand)

Note 27

OTHER OPERATING INCOME		
a) releases of provisions	18 556	31 342
- environmental provision	10 802	28 063
- release of provision for business risk	7 000	900
- other	754	2 379
b) reversal of impairment write-offs of assets	46 143	59 143
- impairment of receivables	39 859	49 700
- impairment of tangible assets	2 754	6 246
- provision for inventories	3 530	3 197
c) other, including:	272 572	47 092
- income from recovery of current assets	727	5 366
- value of finished goods	-	-
- income from perpetual leasehold	4 107	4 346
- fines received	5 925	13 058
- stocktaking differences	5 839	2 149
- difference in contribution in kind*	225 631	-
- other	30 343	22 173
Total other operating income	337 271	137 577

*concerning mainly Basell Orlen Polyolefins Sp. z o.o. presented in the note 60a

Note 28

OTHER OPERATING COSTS		
a) setting-up provisions for:	*48 804*	*20 094*
- environmental provision	47 681	-
- provision for business risk	-	15 078
- other	1 123	5 016
b) impairment write-offs of assets, including:	60 426	89 742
- impairment of receivables	60 426	89 742
c) other, including:	59 500	47 029
- surplus of net value of net assets contributed over the value of shares received	-	13 037
- write down of overdue accounts receivable	5 476	7 402
- donations	5 040	3 502
- stock count differences	4 362	2 096
- fines paid	777	1 475
- court costs	1 600	2 013
- costs and loses due to administration of goods for resale and materials	6 191	6 970
- costs and losses due to recovery of damages	10 734	7 705
- input VAT not recoverable	8 623	-
- other	16 697	2 829
Total other operating costs	168 730	156 865

(in PLN thousand)

Note 29A

DIVIDENDS RECEIVED AND SHARES IN PROFITS		
a) from related entities, including:	20 491	13 658
- from subsidiary companies	9 680	1 466
- from joint-ventures	-	-
- from associated companies	10 811	12 192
- from significant investor	-	-
- from parent company	-	-
b) from other entities	46 509	2
Total dividends received and share in profits	67 000	13 660

Note 29B

INTEREST INCOME		
a) from loans granted	10 614	15 464
from related entities	-	-
from other entities	10 614	15 464
b) other interest income	27 638	33 637
from related entities	4 583	5 597
- from subsidiary companies	4 554	5 511
- from joint-ventures	3	-
- from associated companies	26	86
- from significant investor	-	-
- from parent company	-	-
from other entities	23 055	28 040
Total interest income	38 252	49 101

INTEREST INCOME		
a) from loans granted and debt securities purchased	10 614	15 464
- received	10 614	12 307
- not received	-	3 157
b) other interest	27 638	33 637
- received	3 512	4 263
- not received	24 126	29 374
Total interest income	38 252	49 101

Note 29C

OTHER FINANCIAL INCOME		
a) foreign exchange gains	75 170	34 301
- realized	75 170	5 432
- unrealized	-	28 869
b) release of provisions (by categories)	22 242	27 047
- for interest on receivables	22 242	27 047
c) other	8 056	12 965
Total other financial income	105 468	74 313

Note 30A

INTEREST EXPENSES		
a) from credits, loans and securities issued	102 758	136 411
- to related entities	3 749	4 651
- to subsidiary companies	3 609	3 939
- to joint-ventures	-	-
- to associated companies	140	712
- to significant investor	-	-
- to parent company	-	-
- to other entities	99 009	131 760
b) other interest	5 391	1 068
- to related entities	6	11
- to subsidiary companies	6	11
- to joint-ventures	-	-
- to associated companies	-	-
- to significant investor	-	-
- to parent company	-	-
- to other entities	5 385	1 057
Total interest expenses	108 149	137 479

(in PLN thousand)

INTEREST EXPENSES		
a) from credits, loans and securities issued	102 758	136 411
- paid	99 992	130 522
- not paid	2 766	5 889
b) other interest	*5 391*	*1 068*
- paid	5 267	394
- not paid	124	674
Total interest expense	108 149	137 479

Note 30B

OTHER FINANCIAL EXPENSES		
a) foreign exchange loses	125 875	-
- realized	-	-
- unrealized	125 875	-
b) release of provisions (by categories)	24 150	29 422
- interest from receivables	24 150	29 422
c) other financial expenses	33 709	45
Total other financial expenses	183 734	29 467

Note 31

PROFIT (LOSS) ON INVESTMENTS SOLD		
a) profit on sales of stakes/shares	*50 749*	*61 542*
b) loss on sales of stakes/shares	-	-
Total profit (loss) from sale of shares in subordinated entities	50 749	61 542

Note 32

EXTRAORDINARY GAINS		
a) accidental	1	17
b) other	-	-
Total extraordinary gains	1	17

Note 33

EXTRAORDINARY LOSES		
a) accidental	-	138
b) other	-	-
Total extraordinary loses	-	138

(in PLN thousand)

Note 34A

CORPORATE INCOME TAX - CURRENT		
1. Gross profit	1 134 757	616 301
2. Differences between gross profit (loss) and taxable income, including:	306	16 679
a) permanent differences between gross profit (loss) and taxable income	(136 516)	51 379
b) temporary differences between gross profit and taxable income	129 076	(22 701)
c) other differences between gross profit and taxable income	7 746	(11 999)
3. Taxable income	1 135 063	632 980
4. Tax according to tax rate for the year	306 467	177 234
5. Tax allowances and increases	-	-
6. Current income tax as declared in the CIT declaration	306 467	177 234
- as presented in the profit and loss account	306 467	177 234
- relating to decreases or increases of equity	-	-
- relating to decreases or increases of goodwill or negative goodwill	-	-

Note 34B

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT		
- decrease (increase) relating to temporary differences and reversals of temporary differences	(43 767)	7 412
- decrease (increase) relating to changes in tax rates	(61 724)	49 385
- decrease (increase) relating to previously unrecognized tax losses, tax allowances or temporary differences from the previous period	-	-
- decrease (increase) relating to write-off of deferred tax asset or inability to realize deferred tax liability	-	-
- other	-	-
Total deferred corporate income tax	(105 491)	56 797

Note 34C

TOTAL DEFERRED TAX		
- within the equity	(939)	(466)
- within goodwill or negative goodwill	-	-

Note 34D

CORPORATE INCOME TAX PRESENTED IN P&L RELATING TO:		
- activity suspended	-	-
- result on extraordinary operations	-	-

Note 35

OTHER OBLIGATORY CHARGES ON PROFIT (INCREASES OF LOSS):		
Total other obligatory charges on profit (increases of loss)	-	-

Note 36

NET PROFIT (LOSS) FROM SUBORDINATED ENTITIES ACCOUNTED FOR ON AN EQUITY BASIS (BY TYPE)		
Total net profit (loss) from subordinated entities accounted for on an equity basis	-	-

Note 37

Distribution of profit for the year 2002 as well as declared distribution of profit for year 2003 and retained profit from previous years are presented in Note 40 in description notes.

Note 38

Calculation of profit per share		
Net profit for 12 months	933 781	382 270
Weighted average number of ordinary shares	420 804 797	420 177 137
Earnings per ordinary share (in zloty)	2,22	0,91
Diluted weighted average number of shares	-	-
Diluted earnings per ordinary share (in zloty)	-	-

Calculation of earning and diluted earning per ordinary share is presented in Note 39 in description notes.

(in PLN thousand)

Note 39. Method of calculation of earnings and diluted earnings per ordinary share for years ended 31 December 2003 and 31 December 2002

		2003	2002
Net profit for 12 months (in PLN)	(A)	933,780,782.19	382,269,825.11
Weighted average number of ordinary shares	(B)	420,804,797	420,177,137
Earnings per ordinary share (in PLN)	(A/B)	2.22	0.91
Weighted average expected number of ordinary shares	C	-	-
Diluted earnings per ordinary share (in PLN)	(A/C)	-	-

The Company calculated earnings and diluted earnings per ordinary share according to IFRS.

Note 40. Suggested distribution of profit for 2003 and distribution of profit for 2002 (in PLN)

Suggested distribution of profit and undistributed profit from previous years	
Dividend (PLN 0.44 per share)	188,191,986.84
Reserve capital	741,588,795.35
Transfer to Company's Social Fund	4,000,000.00

Total	933,780,782.19
	===========

In accordance with resolution of General Meeting of Shareholders profit for year 2002 was distributed in the following way:

Dividend (PLN 0.14 per share)	58,824,799.18
Reserve capital	319,445,025.93
Transfer to Company's Social Fund	4,000,000.00

Total	382,269,825.11
	===========

Note 41. Method of calculation of net book value and diluted net book value per share as at 31 December 2003 and 31 December 2002

		2003	2002
Net book value (in PLN)	(A)	8,374,451,911.90	7,263,590,988.20
Number of shares	(B)	427,709,061	420,177,137
Net book value per share (in PLN)	(A/B)	19.58	17.29
Expected number of shares	C	-	-
Diluted net book value per share (in PLN)	(A/C)	-	-

The Company calculated net book value and diluted net book value per share according to IFRS.

(in PLN thousand)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 9.

Note 42. Classification of the Company activities in cash flow statement

The classification of the Company activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Company's core activity, not enumerated in financing and investing activities, for example: repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

a) The reasons for differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	2003
Balance sheet change in net value of long- and short-term receivables	(272,434)
Changes in investment receivables	164,699
Receivables contributed in kind to Basell ORLEN POLYOLEFINS Sp. z o.o. ("BOP")	(88,067)
Other	(39,081)
Change in receivables within cash flow statement	(234,883)

Liabilities:	2003
Balance sheet change in short- and long-term liabilities	45,801
Change in short- and long-term loans and borrowings	(342,466)
Change in convertible bonds liabilities	230,299
Change in investment liabilities	(56,273)
Adjustment of liabilities resulting from managerial options valuation	41,426
Distribution of profit for 2002 to Social Fund	(4,000)
Other	5,032
Change in short and long-term liabilities within cash flow statement	(80,181)

Accruals and prepayments:	2003
Balance sheet change in accruals and prepayments	114,145
Deferred costs - loan commission	10,066
Other	289
Change in accruals and prepayments within cash flow statement	124,500

(in PLN thousand)

Provisions:	2003
Balance sheet change in provisions	(78,759)
Provisions contributed in kind from BOP	4,114
Other	939
Change in provisions within cash flow statement	(73,706)

Stock:	2003
Balance sheet change in stock	(90,929)
Stock contributed in kind to BOP	(35,487)
Other	1,435
Change in balance of stock within cash flow statement	(124,981)

b) Other captions in cash flow statement

- In a cash flow statement for the year 2003 an item A.II.12 in operating activities an amount of PLN (210,562) thousand is presented. This amount includes:

Positive difference on contribution in kind to BOP	(225,631)
Other	15,069
Total	(210,562)

- In a cash flow statement for the year 2003 an item B.II.4 in investing activities an amount of PLN (88,868) thousand is presented. This amount includes:

Premium on Swap transaction	(85,000)
Other	(3,868)
Total	(88,868)

c) Reconciliation between presentation of income tax (income tax paid) under accrual (in income statement) and cash basis

A. Income tax presented in income statement	(200,976)
- change in deferred tax liabilities (excluding provisions settled with equity)	(105,491)
B. Income tax according to tax declaration – charged to income statement	(306,467)
- income tax according to tax declaration settled with equity	(939)
C. Income tax according to tax declaration	(307,406)
- change in income tax receivable	(35,289)
D. Income tax paid	(342,695)

(in PLN thousand)

d) Changes introduced to the financial statements for the year 2002 according to Polish Accounting Standard no. 1 – "Cash flow statement"

Description of cash flow statement's captions	Financial data disclosed in financial statements for the year 2002	Comparative financial data for the year 2002 disclosed in financial statements for the year 2003	Difference
A.II.4. Foreign exchange gains/losses	(30,540)	(30,405)	135
A.II.6. Result on investment activity	(72,699)	(64,939)	7,760
A.II.12. Other adjustments	20,796	13,036	(7,760)
B.II.1 Purchase of intangible and tangible fixed assets	(676,633)	(754,811)	(78,178)
B.II.4 Other investment expenses	(79,443)	(1,265)	78,178
III. Net cash flow from operating activities	1,053,275	1,053,410	135
D. Total net change in cash and cash equivalents	(20,133)	(19,998)	135
G. Cash and cash equivalents at the end of the period	61,639	61,774	135

According to the requirements imposed by above mentioned Standard, the Company changed among others the presentation of fixed assets impairment write downs, prepayments for fixed assets, foreign exchange differences on valuation of cash in foreign currencies.

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY BUSINESS AND GEOGRAPHICAL SEGMENTS

Note 43. Selected financial data by the Company's segments of operations

Business segments

The operations of the Company are divided into two main segments: Refinery Segment and Chemical Segment.

- The Refinery Segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels,
- The Chemical Segment encompasses production and sales of petrochemicals.

The other operations include among others support functions, as well as repair-maintenance.
Segment profits and assets were established before eliminations. Internal prices in inter-segment sales are similar to sales prices used by the Company.

(in PLN thousand)

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for year ended		for year ended		for year ended		for year ended		for year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
Revenue										
External sales	22,314,502	21,777,263	2,060,964	1,954,565	254,497	160,002			24,629,963	23,891,830
Inter-segment sales	2,689,151	2,474,748	1,372,944	1,291,412	634,537	690,317	(4,696,632)	(4,456,477)	-	-
Total revenue	25,003,653	24,252,011	3,433,908	3,245,977	889,034	850,319	(4,696,632)	(4,456,477)	24,629,963	23,891,830
Total costs	(23,773,187)	(23,479,878)	(3,216,881)	(3,108,247)	(867,338)	(865,055)	4,696,632	4,456,477	(23,160,774)	(22,996,703)
Other operating income	56,868	130,169	238,452	13,414	27,808	14,699			323,128	158,282
Other operating costs	(135,955)	(141,295)	(23,122)	(15,934)	(56,035)	(7,520)			(215,112)	(164,749)
Result										
Segment result	1,151,379	761,007	432,357	135,210	(6,531)	(7,557)			1,577,205	888,660
Unallocated corporate income									19,066	3,839
Unallocated corporate expenses									(424,108)	(307,238)
Profit from operations									1,172,163	585,261
Financial income									261.514	199,021
Financial costs									(298,921)	(167,860)
Loss on disposal of all or part of stakes in subsidiaries										
Gross profit									1,134,756	616,422
Extraordinary gains									1	17
Extraordinary losses									-	(138)
Profit before taxation									1,134,757	616,301
Income taxes									(200,976)	(234,031)
Other obligatory charges on profit)									-	-
Net profit									**933,781**	**382,270**

(in PLN thousand)

Other information	Refining and Marketing		Chemicals		Other operations		Total	
	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002
Segment assets	8,227,701	8,401,710	1,299,810	1,054,994	1,371,668	1,164,400	10,899,179	10,621,104
Unallocated corporate assets							2,798,634	1,969,433
Total assets							**13,697,813**	**12,590,537**
Segment liabilities	1,879,642	2,523,262	124,439	92,032	192,835	173,432	2,196,916	2,788,726
Unallocated corporate liabilities							3,126,445	2,538,220
Total liabilities							**5,323,361**	**5,326,946**

Segment:	Refining and Marketing for year ended		Chemicals for year ended		Other operations for year ended		Total for year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
Property, plant, equipment and intangible assets expenditure	378,890	427,615	488,013	134,792	86,272	111,260	953,175	673,667
Property, plant, equipment and intangible assets expenditure unallocated to segments							34,939	27,805
Total property, plant, equipment and intangible assets expenditure							**988,114**	**701,472**
Segment depreciation	567,321	580,861	67,024	77,754	124,209	129,538	758,554	788,153
Unallocated assets depreciation							34,608	31,731
Total depreciation							**793,162**	**819,884**
Non-cash expenses other than depreciation	83,386	92,817	9,064	13,461	40,942	19,435	133,392	125,713

(in PLN thousand)

Geographical segments

The Company operates primarily in Poland. The table below presents the Company's sales by geographical markets for years ended 31 December 2003 and 31 December 2002.

Segment:	Refining and Marketing for year ended		Chemicals for year ended		Other operations for year ended		Total for year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
Export sales	21,820,505	20,969,133	1,718,503	1,531,598	254,324	158,185	23,793,332	22,658,916
Domestic sales	493,997	808,130	342,461	422,967	173	1,817	836,631	1,232,914
Total external sales	**22,314,502**	**21,777,263**	**2,060,964**	**1,954,565**	**254,497**	**160,002**	**24,629,963**	**23,891,830**

ADDITIONAL EXPLANATORY NOTES

Note 44. Financial instruments

a. Derivative transactions

The purpose of risk management in the Company is to reduce the changeability of cash flows and financial result using derivatives to hedge the main factors influencing their changeability.

According to „Market risk management policy of PKN ORLEN S.A" reducing the changeability of cash flows related to the statutory activities is the Company's major goal in terms of market risk management. The Company manages the risk to which it is exposed, reduces the changeability of future cash flows and limits the potential losses caused by the occurrence of events which might have negative impact on Company's results or endanger the continuity of Company's activities. The policy and strategy of derivatives usage is defined and supervised by the Management Board of the Company.

The purpose of derivative transaction concluded in year 2003 was to decrease the vulnerability of revenues from sale of petrochemicals denominated in EURO. Revenues from the execution of contracts on sale of petrochemicals, although expressed in PLN, are dependant on EURO to PLN exchange rate. To hedge its revenues exposed to foreign currency risk the Company uses currency-interest swap transactions.

Thanks to derivative transactions, whose characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Company in the fourth quarter of the year significantly reduced fluctuations of revenues from sale of above mentioned products expressed in PLN.

According to „Market risk management policy of PKN ORLEN S.A" the Company does not conclude speculative transactions.

During the year 2003 the Company did not use hedge accounting in relation to the above mentioned derivatives and as a result the change in their fair value was charged to the income statement.

(in PLN thousand)

Swap transactions

Company	Type of transaction	Opening transaction date	Period of transaction	Amount bought forward	Interest rate for the amount bought forward*	Exchange rate*
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	08.10.2003	20.10.2003-29.09.2006	224,136.0 PLN	2.4%	4.5
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	10.10.2003	20.10.2003-29.09.2006	224,284.5 PLN	2.4%	4.5
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	15.10.2003	20.10.2003-29.09.2006	225,720.0 PLN	2.4%	4.6
PKN ORLEN S.A.	Currency swap depreciated using the straight-line method	17.12.2003	18.12.2003-30.11.2006	814,968.0 PLN	0.0%	5.5

* interest rates and exchange rates rounded to one decimal

Date of payments of the amount bought forward	Date of payments of the amount sold forward	Amount received by the PKN ORLEN S.A. in 12 months period to 31 December 2003	Amount paid by PKN ORLEN S.A. in 12 months period to 31 December 2003	Fair value as at 31 December 2003	Fair value as at 31 December 2002
Last working day of the month	-	3,037.3	-	53,027.7	-

(in PLN thousand)

b. Changes of financial instruments by categories

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Company for the year ended 31 December 2002 and 31 December 2003 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2002	14,878	-	480,447	102,783	-
- increases	13,900	-	119,618	15,464	708
- decreases	(7,564)	-	(98,853)	(17,040)	(112)
31 December 2002	21,214	-	501,212	101,207	596
Balance sheet items					
Long term investments	-	-	501,212	98,050	-
Short term receivables	-	-	-	3,157	-
Short term investments	21,214	-	-	-	-
Short term liabilities	-	-	-	-	596
Total	21,214	-	501,212	101,207	596

Value of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2002 amounted to PLN 501,212 thousand and included mainly shares and stakes with no active market. The Company presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

(in PLN thousand)

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2003	21,214	-	501,212	101,207	596
- increases	86,785	-	2,120	10,614	1,464
- decreases	(22,170)	-	(4,363)	(111,821)	(596)
31 December 2003	85,829	-	498,969	-	1,464
Balance sheet items					
Long term investments	-	-	498,969	-	-
Short term receivables	-	-	-	-	-
Short term investments	85,829	-	-	-	-
Short term liabilities	-	-	-	-	1,464
Total	85,829	-	498,969	-	1,464

Value of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2003 amounted to PLN 498,628 thousand and included mainly shares and stakes with no active market.

Fair value of financial assets held for trading as at 31 December 2003 amounted to PLN 85,829 thousand and included derivatives and embedded derivatives.

c. Interest from debt securities, loans granted and own receivables

For year ended 31 December 2002	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	-	-	-	-	-	-
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	12,307	-	3,157	-	-	15,464
Total	**12,307**	**-**	**3,157**	**-**	**-**	**15,464**

For year ended 31 December 2003	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	-	-	-	-	-	-
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	10,614	-	-	-	-	10,614
Total	**10,614**	**-**	**-**	**-**	**-**	**10,614**

(in PLN thousand)

d. Interests from financial liabilities

For year ended 31 December 2002	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	92,496	4,062	-	-	4,062	**96,558**
Interest from long term financial liabilities	38,026	1,827	-	-	1,827	**39,853**
Total	**130,522**	**5,889**	**-**	**-**	**5,889**	**136,411**

For year ended 31 December 2003	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	83,784	680	-	-	680	**84,464**
Interest from long term financial liabilities	16,208	2,086	-	-	2,086	**18,294**
Total	**99,992**	**2,766**	**-**	**-**	**2,766**	**102,758**

e. Put/call option of shares/stakes

The Company owns the following put option for shares/stakes, which is not presented in the balance sheet as at 31 December 2003:

- **Put option of AW S.A. Holland II BV ("AWSA") shares**

The Company has a put option of AWSA shares to Kulczyk Holding S.A. at purchase price not lower than carrying value as at 31 December 2003 (according to the agreement selling price of shares will be the purchase price plus interest). Management of the Company believes that the put option is fully realisable. The option can be exercised not later than in year 2038.

Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured in the view of Management Board. Therefore the option has not been valued and is recognised in the balance sheet of the Company at purchase cost.

f. Information on interest rate risk

- The Company's liabilities are held until the date of maturity.
- Effective interest rate for financial liabilities is similar to nominal interest rate (the Company is not charged with bank commissions for most of loans and loan margins are at relatively low level).

(in PLN thousand)

g. *Information on credit rate risk*

- According to the Management of the Company there is no potential risk of not collecting the granted borrowings (refers to loans granted).
- Though 18% of the Company loans are incurred with one bank, according to the Management Board, there is no risk of loans concentration in one bank.
- Banks secure their interests with corresponding records in the loan agreements. In case of significant deterioration of financial situation of the debtor, banks are entitled to demand earlier repayment of the loans.

Note 45. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 31 December 2003	
Guarantees granted, including:	961,156
- to subsidiaries (i)	889,237
- joint controlled units	71,919
Other contingent liabilities, including:	900
- claim of individuals (ii)	900
Total	962,056

(i) including guarantee for Orlen Deutschland totalling PLN 815,082 thousand

(ii) contingent liabilities concern a claim of an individual against three parties sued for PLN 900 thousand due to an accident of a family member.

b) Tax allowance

According to the Decree of Ministry of Finance on Investment Expenditures and article 18a of the Corporate Income Tax Act (binding until 31 December 1999) and article 3.1 of Changes to Corporate Income Tax Act from 20 November 1999 (binding since 1 January 2000), according to which the taxpayer is entitled to decrease the taxable income by investment expenditures and in the subsequent year to decrease it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "tax bonus"). For the 1998-2003 financial years the Company benefited from the investment incentives in the following amounts (deductions from taxable income):

Company	Tax allowance	Tax bonus
Year 1998	294,689	168,397
Year 1999	258,662	129,331
Year 2000	167,444	107,538
Year 2001	98,444	40,485
Year 2002	13,845	49,222
Year 2003	-	6,923
Total	833,084	501,896

(in PLN thousand)

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss of entitlement to investment allowances within 3 years from the end of the fiscal year in which the allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in case of VAT, any outstanding payments may not exceed 3% of VAT due;

2) the taxpayers transfer, in any form, the ownership of items that were subject to income deductions or lowering of tax; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or division of companies, performed on the basis of the Commercial Code's regulations;

3) the legal basis for the treatment of fixed assets used under lease, tenancy agreements or other similar agreements as a component of the taxpayer's property ceases to exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.

According to the Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of rights to tax allowances made on the basis of article 18a of the Act on Corporate Income Tax (being in force till 31 December 1999) and article 3.1 of the Act on the amendment of the Corporate Income Tax from 20 November 1999, (being in force since 1 January 2000), which was mentioned in point 1 above, it is stipulated that taxpayers do not lose such right to investment allowance if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days since receiving the decision of suitable authority.

c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.
As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.
As a result of the above decisions, the Management Board of Rafineria Trzebinia, taking into account a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil, applied to the Tax Office in Chrzanow for partial remission of the liability. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia S.A. paid PLN 11.8m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was remitted.

(in PLN thousand)

d) VAT litigation

On 30 June 2003 General Tax Control Council issued to PKN ORLEN four tax decisions related to December 1997 and August - October 1998 VAT, setting tax liability higher by PLN 15,451 thousand tax liability and interest of PLN 19,613 thousand. The decisions were questioned in accordance with Article 26 paragraph 2 of Act on Tax Control dated 28 September 1991.
General Tax Control Council, after reassessment of four issued decisions, cancelled former decisions and on 19 September 2003 ceased the proceeding.

e) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), the power transfer fee calculation method has been changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of Chairman of Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fee for the period from 5 July 2001 to 30 June 2002, as it was regarded as civil case to be settled by an appropriate court.
Zaklad Energetyczny Plock S.A. called on PKN ORLEN to compromise agreement, as well as District Court in Warsaw called PKN ORLEN as co-defendant in court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A.

The Company's Management made estimate of the claim and provided for it accordingly.

f) Anti-trust proceedings

In 2003 the Company was subject to two anti-trust proceedings.

In proceeding Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40 million. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which blame PKN ORLEN of applying monopolistic practice, annulling at the same time cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2003 due to administrative deficiencies. In these circumstances the case will be conducted again by District Court in Warsaw and Anti-Trust Court.

These financial statements do not include provisions relating to the above proceeding as in the opinion of the Company's Management charging the Company with that penalty is not probable.

In 2003 final decision was made concerning mentioned below proceeding. The proceeding concerned:

- Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5 million. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 provision of PLN 5 million, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Company. On 16 May 2003 Supreme Court overruled cessation of OPCC. Decision of Supreme Court is final and cannot be appealed against.

(in PLN thousand)

g) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees until the final stage of restructuring process (the period was not clearly defined). If the obligation is not settled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

These amounts do not comprise compensation regulated by article 8 of act dated 28 December 1989 on detailed principles of dissolving employment contracts for reasons concerning the employer.

h) Polish regulations on taxation

Poland currently has a number of regulations related to value added tax, excise tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes are often changed and it causes their ambiguity and inconsistency. Often, different opinions regarding legal interpretations exist both among governmental organizations, as well between tax authorities and taxpayers, creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency control matters) are subject to review and investigation by a number of authorities, which are reinforced by law to impose severe fines, penalties and interest charges. These facts cause that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

There are no formal procedures in Poland to establish the ultimate level of tax charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year where tax payments took place. There is a risk that the tax authorities may have a different opinion from presented by the Company as to the interpretation of the law, what might have a significant impact on the Company's tax liabilities.

i) Fixed assets located on the land with unsettled legal status

Net book value of fixed assets on land with unsettled legal status as at 31 December 2003 amounts to PLN 24,200 thousand. Those assets are located mainly on fuel stations of former CPN. The necessity to abandon or return the property might have a negative impact on the Company's activity or financial situation.

j) Other risk

On 31 December 2003, as it was presented in Note 18d and 18e of additional information and explanations, the Company disclosed in the balance sheet the environmental provision. The provision assessment was based on independent experts' analyses taking into account present legal rules and practices relating to contaminated land reclamation. Potential future changes to the legal regulations and practices concerning environmental protection may influence the level of the provision in future periods.

(in PLN thousand)

Note 46. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 31 December 2003 there were no significant amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings.

Note 47. Discontinued operations

During the year 2003 the Company did not discontinue any core activity and do not plan to discontinue any significant activities in the following 12 months.

Note 48. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the Company itself during the year 2003 amounted to PLN 3,459 thousand.

Note 49. Capital expenditures planned and incurred after 31 December 2003

Capital expenditures planned by the Company for the year 2004 amount to PLN 1,734,312 thousand including capital expenditures related to protection of environment amounting to PLN 126,356 thousand. Capital expenditures incurred until the end of February 2004 amounted to PLN 109,070 thousand, including expenditures on protection of environment amounting to PLN 1,450 thousand.

Note 50. Information concerning significant transactions with related parties

a) Transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives

During the year 2003 no significant transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives took place.

Additional information are described in Note 55.

(in PLN thousand)

b) Transactions of the Company with related entities in the period between 1 January 2003 and 31 December 2003 and settlements as at 31 December 2003

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Consolidated joint ventures 3)	Total of related entities
Sales	3,876,408	197,587	8,039	41,685	533,071	4,656,790
Purchases	536,177	38,829	91,331	1,589	6,532	674,458
Interest receivable	4,583	10	(29)	16	3	4,583
Interest payable	3,615	140	-	-	-	3,755
Short-term receivables (gross)	601,271	33,393	1,976	4,236	63,638	704,514
Short-term payables	291,683	22,471	6,281	213	746	321,394
Long-term receivables (gross)	27,363	-	-	-	-	27,363
Long-term payables	-	-	-	-	-	-

1) The Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

2) The Company has significant influence through representatives of supervisory bodies

3) The Company has joint control based on company's contract

Information about share in common stock and number of votes at the meetings of shareholders in subsidiaries and associates is presented in Note 4L.

(in PLN thousand)

Note 51. Unconsolidated joint ventures

During year 2003 the Company did not participate in join ventures, except for a joint venture - Basell Orlen Polyolefins Sp. z o.o. (Note 60a).

Note 52. Information on significant shares and stakes

a) Polkomtel S.A.

As at 31 December 2003 the Company owned 4,019,780 shares of Polkomtel S.A. what accounts for 19.61% share in Polkomtel share capital. Total purchase price amounted to PLN 436,495 thousand.
Polkomtel S.A. activities include:

- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are presented in the balance sheet at purchase price, as they are not quoted on active market and their fair value cannot be reliably measured.

In 2003 the Company recognized revenues from dividends from Polkomtel received in the amount of PLN 47 million.

Additionally, in 2001 PKN ORLEN granted the loan to Polkomtel for financing UMTS expenses amounting to PLN 98,050 thousand. On 17 December 2003 Polkomtel S.A. made earlier repayment of the loan to PKN ORLEN. The value of returned loan amounted to PLN 98,050 thousand and PLN 2,133 thousand of interest.

b) AWSA Holland II B.V.

As at 31 December 2003 the Company had 9.22% stake in AWSA Holland II B.V. share capital at total purchase price of PLN 61,400 thousand.

The company's activities include: bearing of shares and managing limited liability company incorporated under Dutch law, granting collaterals for liabilities of third parties and all other activity related to that subject. The company is the dominant company of Autostrada Wielkopolska S.A.

Shares are not listed on active market, and their fair value cannot be reliably measured. Consequently, shares are presented in balance sheet at purchase price. The Company possesses a put option of AWSA shares, presented in Note 44e.

(in PLN thousand)

Note 53. Average employment information

Average employment for the specific categories in the Company during the years ended 31 December 2003 and 31 December 2002 was as following:

Number of employees	Year 2003	Year 2002
Blue collar workers	2,585	3,201
White collar workers	3,871	4,048
	-----	-----
	6,456	7,249
	=====	=====

Note 54. Remuneration of the Company's Management and Supervisory Boards, including distribution of profits paid out in the period between 1 January 2003 and 31 December 2003

Remuneration of the Company's Management includes contract remuneration, bonuses, annual bonus and cash equivalents for the unused vacations set by the Supervisory Board in management contracts. Additionally, the Company pays life insurance for the members of the Management Board.

Remuneration	Year 2003	Year 2002
Management Board	12,625	11,052
Supervisory Board	856	859
	-------	-------
	13,481	11,911
	=====	=====

Remuneration in subsidiaries	Year 2003	Year 2002
Management Board	378	338
Supervisory Board	-	-
	----	----
	378	338
	====	====

Remuneration in associates	Year 2003	Year 2002
Management Board	40	49
Supervisory Board	-	-
	----	----
	40	49
	====	====

(in PLN thousand)

Note 55. Information about advances, loans, borrowings and guarantees granted to the Management and Supervisory Board members and other information concerning Management and Supervisory Board members.

As at 31 December 2003 the Company did not grant any advances, loans, borrowings, guarantees and any other agreements which result in any operation in favour of the Company to the Management and Supervisory Board members and their relatives.
During year 2003 members of the Management Board and Supervisory Board, their spouses, siblings, descendants and other relatives did not made any other significant transactions with the Company.

The Company shares possessed by the Management Board and by the Supervisory Board in 2003:

	Number of shares, options as at 1 January 2003	Acquired	Disposed	Number of shares, options as at 31 December 2003
Management Board*	-	254,493	254,493	-
Supervisory Board	-	-	-	-

* transactions referred to the purchases of convertible bonds within the motivation programme.

Note 56. Significant events from previous years included in the financial statements for the year 2003

No significant events concerning previous years were included in the financial statements for the year 2003.

Note 57. Events occurring after the balance sheet date

1. On 12 January 2004 PKN ORLEN submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Česká konsolidační agentura ("ČKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by ČKA (collectively the "ČKA Assets"). The Offer represents an early stage in the discussions and is a non-binding document confirming PKN ORLEN's interest in the privatization process of UNIPETROL.

2. On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of the Company by the Minister for State Treasury as a result of his resignation. Simultaneously, Grzegorz Mroczkowski was appointed to the Supervisory Board of the Company.

Note 58. Information about relationship between legal predecessor and the Company as well as about the method of overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing the State Treasury transformed the State-owned enterprise Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia" located in Płock into State-owned joint stock company. The Company's share capital was covered by the enterprise fund and initial fund of state-owned enterprise. Share capital of the Company at the transformation date amounted to PLN 420 million. The remaining part of the funds was reflected as the Company's reserve

(in PLN thousand)

capital. All shares of the Company were taken by State Treasury. The special funds of the State-owned enterprise were transformed to the specific funds of the Company, though their initial purpose was retained.

Note 59. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the financial statements did not exceed 100%, therefore financial statements adjusted for inflation are not required.

Note 60. Unusual events influencing items in financial statements

a) Joint Venture PKN ORLEN – BASELL

On 28 February 2003 PKN ORLEN S.A. in exchange for organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin acquired 50% of shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% acquired Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. After increase share capital of BOP amounts to PLN 907 million.
As a result of the contribution of organised part of business to BOP, the Company recognised profit of PLN 164 million, net of deferred tax. Profit of PLN 225 million was included in other operating income. At the date of transaction the cost of investment in BOP amounts to PLN 453 million.

b) Long-term investments in Germany

On 28 February Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly controlled in 100% by PKN ORLEN.

PKN ORLEN consolidates its activities in Germany, since the purchase date, i.e. since 1 March 2003, under a full method consolidation.

c) Sales of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a declaration on the acceptance of the offering resulting from the option to sell all PKN's shares of Niezalezny Operator Miedzystrefowy ("NOM") to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5 million and is calculated as a sum of a par value of the shares sold and a cumulated investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement.

Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

According to the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised on the transaction profit amounting to PLN 27,5 million (difference between purchase price of the stakes and the sales price resulting from the put option).
According to the Management Board the receivable of PLN 111,5 million will be realised in full amount.

(in PLN thousand)

Note 61. Differences between data disclosed in the financial statements and previously prepared and published financial statements

Existing differences relates to cash flow statement presentation for the year 2002 according to Polish Accounting Standard No. 1and were presented in explanatory notes to the cash flow statement - Note 42d.

Changes introduced to the financial statements in comparison to quarterly financial statements for 4Q 2003

	Net profit	Equity
Financial data disclosed in 4 Q 2003 financial statements	978,196	8,418,866
1. Update of environmental provision	(27,681)	(27,681)
2. Fixed assets impairment	(27,152)	(27,152)
3. Deferred income tax resulting from the above adjustments	10,418	10,418
Financial data disclosed in the financial statements for 2003	933,781	8,374,451

The above adjustments did not impact the cash flow from operating activities.

Note 62. *Liabilities secured on the Company's assets*

As at 31 December 2003 the Company did not possess any liabilities secured on the assets

Note 63. Other additional information

Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Supervisory Board for further analyses. Simultaneously, the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures.

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying financial statements for 12 month period ended 31 December 2003.

(in PLN thousand)

Note 64. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) in 1998 the Company was subject to an obligation to create and maintain mandatory reserves of liquid fuels, which accounted for 2% of the previous year production or import.

Starting from year 2002 the level of mandatory reserves is created on the basis of schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84. position 756) as to reach the level of 76 days of production or imports less export of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year).

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

President - Zbigniew Wróbel

....

Vice President – Jacek Strzelecki

....

Vice President – Sławomir Golonka

....

Vice President – Andrzej Macenowicz

....

Vice President – Janusz Wiśniewski

Plock, 29 March 2004

MANAGEMENT BOARD COMMENTARY
ON BUSINESS OPERATIONS
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

FOR 2003

(DIRECTORS' REPORT)

Table of content

INTRODUCTION

Organisational and personnel changes on the highest management level, implemented in PKN ORLEN S.A. in 2002, enabled creation of unified rules of functioning, as well as increased efficiency of the Company's management.

Organisational and legal acts within Frame Organisational Rules and Regulations of PKN ORLEN S.A., which are currently in force, were approved by the Management Board on 18 June 2002 and have been applied since 1 July 2002. According to Regulations, organisational structure of PKN ORLEN consists of Head Office in Plock and Warsaw, Production Department in Plock and 12 Regional Organisational Units in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warsaw and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices as well as Financial Offices.

In relation to the continuous development of the Company and increase of efficiency of individual organisational units activities, analytical works concerning possible modification of currently applied management rules have been initiated.

According to the Rules and Regulations the Company is managed by 5-member Management Board: President of Management Board and four Vice-Presidents. President of Management Board is the General Director. President of the Management Board – General Director leads the particular activities with an assistance of Vice-Presidents, Reporting Directors and other managers of the organisational units and supervisory functions assigned to them. Reporting Directors possess the following responsibilities: they report directly to the Members of the Management Board, they manage the selected areas as well as realise objectives according to authorised operating plans and strategy approved by the Management Board.

In order to improve the efficiency of selected areas, complex material concerning the suggested changes in the range of responsibilities of Reporting Directors was prepared, based on the justified proposals.

On 1 January 2003 within department of Vice-President of the Management Board for Human Resources Systems' Management, the position of Deputy Director responsible for Ownership Supervision reporting directly to Restructuring and Management Systems Director was created. The main goal of that position is to realise strategy of development and increase of value of the Capital Group companies through the optimisation of its assets. Deputy Director for Ownership Supervision prepares proposal concerning the strategy of ownership supervision and assure their current realisation in the Capital Group. Other duties within that position: analysis of current activity of the companies and co-operation concerning changes in the structure of the Capital Group.

During the period from 1 January 2003 to 31 December 2003 intensive activities relating to realisation of Value Based Management (VBM) and Comprehensive Operational Cost Cutting Programme (COCCP) projects. They covered all areas of activities of the Company. Position of Plenipotentiary for Cost Reduction was created to emphasise the importance of the issue. New organisational unit has following responsibilities: initiation and implementation of programmes orientated on operating cost reduction and co-ordination of activities within the frames of savings initiatives.

Works concerning new pro-sales regional structure were continued during 2003. According to arrangements made by Vice-President of the Management Board for Human Resources and Systems' Management with trade unions in December 2003 further works connected with the preparation and implementation of changes will be conducted with the participation of social representatives.

During the second half of year 2003 analytical works concerning unification of the currently applied management systems with the global standards and strategic goals were intensified. Their scope covered both organisational and legal model of the Company's management issues as well as conducting new business activities. Apart from the above changes implemented during 2003 in organisational and legal area of the Company, both external factors as well as internal activities, taken to ensure high economic efficiency, have significant impact on functioning of the Company.

The most important external factors influencing PKN ORLEN S.A results are the following:

- **Economic growth**

Estimations presented by Central Statistics Office, indicate the improvement of unfavourable trend observed since II half of 2000. In 2003 GDP increased by 3.7%. Increase in GDP will be mainly influenced by increase in export and domestic demand. Forecast for the year 2004 are more optimistic, as the project of the state budget for the year forecasts increase in GDP to 5%. Rapid pace of the economic growth in Poland may have positive influence on growth of the consumption of liquid fuels.

- **Unemployment rate**

At the end of year ended 31 December 2003 the unemployment rate was higher comparing to the previous year (20.0% unemployment rate at the end of 2003 comparing to 18.0% in 2002). High unemployment rate in Poland is one of the factors, which limits internal demand and adversely influences the level of sales of the Company's products.

- **Inflation**

According to data published by Central Statistics Office, the average annual increase in prices of consumer goods and services in the year 2003 was lower than in 2002 (0.8% as comparing to 1.9% in 2002) and also lower than that assumed by the Polish Budgetary Act (by 1.5%).

On the contrary, in 2003 the average annual change of prices in transport (4.5% in 2003 compared to 1.1% in 2002) and changes of prices of fuel for private means of transportation (7.9% increase in 2003 comparing to 0,8% decrease in 2002) was higher than in year 2002.

- **Prices of crude oil, refinery products and margins**

Changes in crude oil prices as well as significant fluctuations in finished goods prices on world markets, cause significant variations in margins received by the Company. During the year ended 31 December 2003 there were large fluctuations in crude oil prices.

The average price of Brent barrel increased in comparison to 2002 by 15.3% to the level of 28.86 USD/bbl. Additionally, during 2003 there were strong increases in product margins (crack), which positively influenced the results of the Company. Margins on fuel increased by 32.6% to the level of 80.63 USD/tonne, on diesel by 70.9% to the level of 57.96 USD/tonne and on Ekoterm by 82.5% to the level of 42.09 USD/tonne. As the refinery margins are concerned there was a significant increase from the level of 1.04 USD/bbl to 3.06 USD/bbl (according to PVM).

- **Fluctuation of foreign exchange rates**

The exchange rate fluctuations have significant impact on sales revenue and results of the Company (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs related to debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by the Company are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trend, changes in the exchange rate of PLN to foreign currencies have a significant impact on the results achieved by the Company. The average annual year exchange rate of USD decreased in 2003 by 4.7% to the level of PLN 3.89 (calculated as arithmetical average of daily NBP exchange rates within period from 1 January to 31 December 2003). Simultaneously, the EUR exchange rate increased by 14.8% to the level of 4.40 PLN

- **Changes in fiscal policy and current law regulations**

Corporate Income Tax rate for 2003 equalled to 27%. However, in 2004 Corporate Income Tax rate will decrease to 19%. Lower level of tax rate will positively influence net results of the Company. Changes in excise tax and VAT regulations resulting from Poland's accession into the European Union will also have a significant impact on economic situation of the Company.

- **Mandatory reserves**

Owing to obligations, resulting from prospective membership in United Europe, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energetic safety for the country. Thus, the producers and importers of fuels have been necessitated to create the mandatory reserves. The current schedule of creation the reserves of liquid fuels is specified in the Decree dated on 14 June 2002, implemented on 1 July 2002. The reserves are created on basis of production and import quantities, realised by the specific company in the previous year, less export. In 1999 and each of the following years the level of mandatory reserves required increases by further 2 per cent as to reach the level of 76 days of production or imports of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year, this responsibility can be transferred PKN ORLEN S.A.)

The Company builds and maintains mandatory reserves of fuels (gasoline, diesel, Ekoterm) and crude oil. Mandatory reserves are stored both in own warehouses and belonging to the other companies, among others Naftobazy Sp. z o.o. and PERN "Przyjazn" S.A. and Underground Warehouses for Crude Oil and Fuels of IKS "Solino" S.A. The cost of storing underground warehouses for crude oil and fuels are at the level definitely lower than the cost of warehousing until now.

- **Increase in car sales**

During the year ended 31 December 2003 higher demand on domestic car market compared to previous years was observed. According to companies analysing motor market, car sales in 2003 increased by about 16.3% to the level of over 358 thousand of cars. Increase in sales of new cars influences favourably rise in fuel consumption in Poland.

- **Interest rates**

Very low inflation pressure as well as necessity to recover the economy were favourable for further reduction of base interest rates. At the end of 2003 Lombard Rate reached the level of 6.75% whereas Discount Rate – 5.75%. (At the end of 2002 respectively 8.75% and 7.50%) The level of interest rates influences cost of the Company's debt.

The following internal factors influenced the results achieved by PKN ORLEN S.A. in 2003:

- **Loyalty programs development**

VITAY programme is a loyalty scheme designed for the individual clients visiting ORLEN filling stations on the regular basis. VITAY was implemented on 14 February 2001. Until 31 December 2003 VITAY has gained over 4.4 million of participants and was introduced in 1,539 filling stations, including 1,298 own stations and 211 patronage stations and 30 franchise outlets. The clients, while purchasing under the programme conditions are granted VITAY points, which can be traded later in petrol or VITAY gifts. In December 2002 the next stage of creating relationships with customers and strengthening their loyalty was implemented. Program VITAY was enriched by quality prizes and partner offers of the companies cooperating with the PKN ORLEN S.A. In a new edition of VITAY catalogue a new formula of granting points was applied in order to promote services offered by filling stations (e.g. car wash and hoover).

The Company's offer for enterprises possessing their own means of transportation is called FLOTA POLSKA. At the end of 2003 the program embraced almost 4,000 fleets. Fuel Fleet cards are designed for clients that wish to take part in user friendly and financially beneficial system of fuelling and basic car service.

- **Rebranding**

During the year 2003 PKN ORLEN continued already initiated process of changing the external visualisation ("rebranding") on retail stations. Rebranding is considered to be one of the most long – term significant projects in the Company's strategy. Large number of fuel stations required involvement of significant financial resources. At the end of 2003 389 filling stations (including 20 franchise outlets) were fully rebranded, whereas 872 locations were under partial rebranding. In 2003 the process of visualisation was completed.

- **Investment programs**

The increase of the Company effectiveness during the year 2003 was to a great extent influenced by investment processes in production and marketing.

The most important projects already finished or being still in progress are listed below:

– upgrade of Hydrocracking Installation in order to improve the production capacity by 30%, the project was completed in the 3rd quarter 2003,
– building of new petrol and diesel fuel tanks, increasing storage capacity in order to properly composite and store fuels –project was completed in the 2nd and 3rd quarter 2003,
– implementation of bio-components dosing program and the possibility of production of petrol including ethanol – project completed in 3rd quarter 2003,
– modernization of 00-320 No. 2 boiler in order to secure production of steam for the purposes of Production Plant - project completed in 4th quarter 2003
– modernization of phenol sewage treatment – recovery of acetone and phenol from sewage – project completed in 1st quarter 2003,
– modernization and development of storage bases,
– investments in own and patronage petrol stations,

In 2004 the following projects are expected to be completed:

– Investments related to polyolefins within Joint Venture Company with Basell,
– Adaptation of technological furnace F201 on installation HON II and HON III in order to transfer them under supervision,
– Modernisation of Hydrogen Recycling Installation,
– Construction of Desulphurisation of Craking Fuel Installation,
– Modernisation of railway crossings in PKN ORLEN located in Production Plant in Plock,
– Further stages of investment in IT systems of the Company,
– Modernization of storage bases,
– Investments in petrol stations chain,
– Construction of new fuel tanks on the Production Plant premises

- **Optimisation projects**

Implemented in cooperation with KBC company Profit Increase Program (PIP), brings measurable effects in reduction of cost crude processing per barrel. The program bases on technological procedures modification and optimisation of production capacity of individual installations what results in decrease of production costs of the Company. The program brings measurable cost reductions in the area of variable production costs. The contract ended in October 2001. Currently the process implementation effects are monitored. As a result of PIP about 41 rationalizations were implemented. Some of them (not introduced yet) were listed as initiatives of Cost Reduction Program (for example on HOG installation)

The contract realised with Aspen Technology Limited Sheraton House will ensure the improvement of performance of PIMS programme used for production process optimisation.

Cooperation with Shell Global Solutions company will result in installations' production time optimisation and in maintenance decrease of maintenance costs. The program will ensure the unification of risk management methodology within the whole Production Plant and will contribute to the improvement of production installations work.

- **Risk Management System**

In 2002 the Company initiated the implementation of Risk Management System. Measurement and Risk Analysis System application equipped with Monte Carlo simulation of market changes based on Cash Flow at Risk and Earnings at Risk methodology is the fundamental element of the system.

During the implementation the exposition map was worked out and risk factors managed by the PKN ORLEN S.A were defined. They include commodities price risk, foreign exchange rate risk and interest rate risk. Since the second half of the year 2003 PKN ORLEN S.A. monitors the risk to which is exposed and since the 4th quarter applies hedging transactions. In 2004 Measurement and Risk Analysis System will include main companies of the ORLEN Capital Group.

Due to dependence of its revenues on dollar and EURO exchange rates the Company optimise its portfolio of foreign currencies loans by among others adding to its liabilities denominated in dollar bank loans valued in EURO.

- **Acquisition of petrol stations in Germany**

On 10 December 2002 after a few months of negotiations, the Company reached the initial agreement with British Petroleum (BP) regarding acquisition of petrol stations chain located in northern Germany (Jewel package). The offer included 494 fuel stations operating under three brands: BP, Aral and EM Eggert. Management claims that this transaction is the significant step towards implementation of regional expansion strategy.

As a result of the acquisition of 494 petrol stations in the Northern Germany the Company gained about 2.4% share in German fuels retail market in terms of sales of fuels and 3% share as number of petrol stations is concerned. PKN ORLEN S.A. targets at increase in Northern German market share. In 2003 the German companies, engaged in sale of fuels, started their activities within PKN ORLEN Capital Group.

- **Establishment of Joint Venture with Basell**

Realisation of an agreement dated on 30 September 2002 between PKN ORLEN and Basell Europe Holdings B.V. was conditioned by 3 suspending factors: signing of trade contracts, gaining an approval from OPCC and gaining sufficient funds for realisation of planned investments. On 24 February 2003 the last condition was fulfilled and on 1 March 2003 Basell Orlen Polyolefins Sp. z o.o. commenced its operation in area of production and sales of polyolefins.

- **Consolidation of asphalt production and distribution**

PKN ORLEN S.A. and Rafineria Trzebinia S.A. are taking part in the project of consolidation of asphalt production and distribution within the Capital Group. On 31 May 2003 the Company signed an agreement to dispose the assets of Asphalt Plant (including: property, fixed assets and equipment) to BITREX Sp. z o.o. located in Trzebinia for PLN 81,754.9 thousand. Additionally, on 23 May 2003, in exchange for cash, PKN ORLEN acquired 100,000 shares with a par value of PLN 500 each. As a result PKN ORLEN owns shares representing 82.46% of the initial capital of ORLEN Asfalt Sp. z o.o. (previously BITREX). The remaining 17.54% stake is owned by Rafineria Trzebinia S.A.

- **Implementation of efficiency plans**

At the end of 2002, the Company's Management Board decided to implement two significant efficiency plans during the period 2003-2005 – value based management system and a comprehensive plan to reduce operating expenses. The first plan will allow the Company to introduce modern management methods, make optimal decisions and improve managers' qualifications, which will help to increase Company's value and improve the shareholders' perception of the Company. The second plan will ensure a decrease in a significant part of operating expenses in all areas of the Company's activities.

I. CURRENT AND PROJECTED FINANCIAL POSITION OF THE COMPANY

1.1 Production

During 2003 the volume of crude oil processed amounted to 11,724 thousand tonnes and was by 6.0% lower compared to the previous year. Thanks to the improvement in crude oil processing and its desulphurisation, share of low sulphur crude oil in total crude being processed decreased from 3% in 2002 to 1% at the end of 2003. Proper work of refinery units and performed modernization of hydro-cracking installation enabled to increase the share of white products (light products) from 78.40% in 2002 to 79.73% in 2003. Moreover, hydrocracking ("HK") installation improvement allowed increasing throughput of HK installation by 30% and improving the flexibility of change in production profile to increase the output of diesel oil.

During 2003 among the basic motor fuels significant changes in quality structure were observed. In 2003 the quantity of fuels which included bio component (EETB = min. 5%) accounted for 61% of total fuels produced. The amount of fuels with the sulphur content below 150 ppm and share of benzene below 1% amounted to 2,767 thousand tonnes in 2003 which account for 100% of total fuels produced (in 2002 the average content of sulphur and benzene in fuels was 200 ppm and 1.17%, while in 2003 106 ppm and 0.71% respectively). At the half of the year 2003 the production of the new branch of diesel fuel– ONM "Standard 25" was commenced while the production of "Standard 50" was abandoned. New fuel has twice lower content of sulphur. Moreover, emission of toxic compounds in fumes was reduced significantly. This diesel was awarded the European Medal by the European Integration Committee and Business Centre Club.

The total productivity of fuels in 2003 increased by almost 2% points from the level of 65.50% in 2002 to 67.26% at the end of 2003. In 2003 quantity change in production of diesel was observed. Production of diesel increased by 1.7% while demand for aircraft fuel JET A-1 rose by over 14% as compared to 2002.

In 2003 the output of petrochemicals fell down from the level of 1,082 thousand tonnes in 2002 to 1,061 thousand tonnes at the end of 2003. Heavy decline in sale of plastics results from high production of ethylene and propylene for sale.

1.2 Sales

In 2003 PKN ORLEN S.A. sales of finished products, goods for resale and materials amounted to PLN 24,629,963 thousand, which accounts for 103.1% of 2002 sales revenues. Revenues from the sales of finished products amounted to PLN 22,930,855 thousand tonnes and were higher by 3.9% compared to 2002, while the revenues from the sales of goods for resale and materials reached the level of PLN 1,699,108 thousand, i.e. 6.9% less than in 2002.

Sales of support activity services and social activity services amounted in 2003 to PLN 132,779 thousand and were by 12.4% lower as compared to the previous year.

In 2003 sales of finished products, goods for resale and materials were mainly constituted by:

- Sales of refinery products (83.7%),
- Sales of petrochemical products (8.4%)

In 2003 PKN ORLEN S.A. sold in its retail and wholesale chain 10,870.4 thousand tonnes of finished products and goods for resale – 2.7% less than in 2002. Sale of light products (petrol, diesel, Ekoterm and aircraft fuel JET) amounted to 7,949 thousand tonnes which is 0.6% less than in 2002.

The biggest quantity volume and share in sales (both retail and wholesome) of products and goods for resale had the following brands:

- Petrol – 2,867 thousand tonnes (26.4% share)
    - Eurosuper 95 – 2,322 thousand tonnes (21.4%)
    - Universal 95 – 370 thousand tonnes (3.4%)
    - Super Plus 98 – 175 thousand tonnes (1.6%)
- Diesel – 3.249 thousand tonnes (29.9%)
- Light heating oil – 1.539 thousand tonnes (14.2%)
- Heating oil III – 694 thousand tonnes (6.4%)
- Liquid gas (LPG) – 303 thousand tonnes (2.8%)
- Aircraft fuel JET - 294 thousand tonnes (2.7%).

In 2003 the dynamics of quantity sales (both retail and wholesome) of finished products and goods for resale have changed. In terms of refinery products as compared to 2002:

- the decrease was observed in sales of among others:
    - petrol (by 8%) as a result of decline in demand (substitution of LPG) compared to 2002 and decrease of sales within agreements – no sales to STATOIL and reduction of sales to other concerns.
    - heating oil III (by 33.7%) – lower demand resulting with Poland's adaptation to the European Union requirements
    - Ekoterm (by 2.9%) – we estimate that in 2003 the dynamics of light heating oil consumption corresponded with dynamics of PKN ORLEN S.A. sales.
- on the other hand there was a rise in sales of:
    - diesel (by 7.2%) – apart from general growing trends in the consumption of diesel and decline in sales of petrol, rise in demand for high quality diesel is due to inspections of petrol quality conducted by Office for Consumer and Competition Protection and State Trade Inspection supported by media campaign, successful actions of Central Bureau of Investigation targeted at companies operating on black market and decrease in light heating oil traction,
    - liquid gas - LPG (by 11%) – heavy market demand,
    - aircraft fuel (by 10.5%)- mainly as a result of sales increase since the 2nd half of the year – sales to

army since August 2003 and systematic rise in export sales since July 2003

As quantity volume of sales of petrochemical products is concerned, insignificant decrease (by 1.9%) was recorded as compared to 2002. In 2003 the following trends were noted:

- increase in sales of ethylene, propylene (as a result of separation of Basell ORLEN Polyolefins), ortoxylene, paraxylene, benzene, phenol, acetone (increased throughput – according to the plan),
- decrease of sales of plastics (creation of Basell ORLEN Polyolefins), glycols (lower supply of materials and necessity of ethylene supplies for Basell ORLEN Polyolefins and ANWIL S.A) and butadiene.

In 2003 PKN ORLEN S.A. on its own stations sold 2,143.4 thousand tonnes of fuels and LPG, which is 0.9% more in comparison to 2002.

Retail sale volume of fuels and LPG in 2003 amounted to:

- Petrol – 1,192.6 thousand tonnes,
- Diesel – 859.1 thousand tonnes,
- LPG –91.7 thousand tonnes.

The dynamics of 2003 fuel sales by main products in comparison to 2002 is presented below:

Product	Dynamics 2003 / 2002
Unleaded petrol, including:	96.0%
Eurosuper 95	101.5%
Universal 95	92.6%
Super Plus 98	78.2%
Diesel	105.4%
LPG	135.9%

- Average sale per petrol station in 2003 amounted to 2.1 million litres of fuels and LPG, which is 1.7% more than in 2002.
- In 2003 share of diesel and LPG in the volume of sold fuel rose, which is a consequence of change in the structure of operated cars (increase in number of cars with diesel engines, while the share of cars without catalytic converter decreased). Simultaneously, due to lower maintenance costs more and more customers buy LPG gas, according to GIPA research, the share of cars equipped with LPG installation rose from 7.6% in 2002 to 11.3% in 2003. As a result of trends mentioned above, share of diesel in total sales rose from 38.4% in 2002 to 40.1% in 2003, LPG gas share rose respectively from 3.2% to 4.3%. Higher sales of gas were also influenced by the increase in gas modules on stations by 17.3% (312 at the end of 2003 as compared to 266 in previous

year).

- Petrol share in total retail sales declined from 58.5% in 2002 to 55.6% in 2003, including the following brands:
  - Universal U 95 petrol share decreased from 11.8 % to 9.1%;
  - Eurosuper EU 95 petrol share rose from 41.8% do 42.0 %;
  - Super Plus 98 petrol share decreased from 4.9 % do 4.5 %.

1.3 Sales and supply markets

Entire crude oil bought by PKN ORLEN S.A. is provided to Plock from Russia. Companies operating on Russian oil markets are the Company's suppliers. The only supplier whose share in supplies exceeded 10% of sales revenues in 2003 was J&S Company.

Contracts for long-term supply of crude oil signed in December2002 should contribute to diversification of suppliers' structure in total amount of provided raw material in next periods. In 2003 as compared to 2002 the change in domestic and export sale structure was observed. Export sales share in total sales decreased from 9% to 6%.

PKN ORLEN S.A. is not dependent on one strategic customer whose share would exceed 10% of total net sales revenues. During the 2002-2003 period there were no significant changes in the structure of the largest customers as far as sales revenues are concerned – generally that group remains stable. Two changes are worth mentioning – Statoil is no longer Company's client, on the other hand Basell Orlen Polyolefins and ORLEN ASFALT became the Company's clients.

In group of oil derived products and petrochemicals key accounts are often present, however value of sales to these customers is insignificant as far as total sales is concerned. The following products are dependent on key accounts:

- Basic oils – ORLEN OIL Krakow – 99.5% share,
- Liquid gas – ORLEN GAZ – 98.6 % share in wholesome sales,
- JET Fuel– Petrolot – 81.1%,
- Post - pirolitycal oil– WARTER Piaseczno - 76%,
- Butadiene – F.Ch. Dwory – 95%,
- Ortoxylene – Z.A. Kedzierzyn –58.5%,
- Paraxylene – Elana Torun – 100.0%,
- Ethylene oxide– Rokita Brzeg Dolny – 48.6%,
- Ethylene – Anwil S.A. – 43%, Basell ORLEN Polyolefins – 34.7%,
- Benzene – Z.A. Pulawy – 63.1%
- Propylene - Basell ORLEN Polyolefins – 40.1%,
- Glycols – Elana Torun – 37.2%.

1.4 Financial resources management

During the year ended 31 December 2003 net financial indebtedness of the Company increased insignificantly. Consequently, net financial debt to equity ratio (calculated as credits, loans and debt securities less cash and other financial assets to equity) rose from 25.5% at the end of 2002 to 26.2% at the end of 2003, what indicates the stable potential of obtaining financial funds. During 2003 changes in both maturity as well as in the currency structure of financial liabilities occurred. These changes result from signing of dual currency bank loan agreement denominated worth of EUR 500 million.

Share of loans and credits in the Company:	31 December 2002	31 December 2003
Long-term	0%	71%
Short-term	100%	29%
in USD	52%	43%
in EUR	0%	35%
in PLN	48%	22%

Denomination of debt in EURO is the result of necessity to secure financing for Northern Packet acquisition (494 petrol stations in Germany).

During 2003 the Company intensively benefited from both operational short-term credit and overdraft from Polish banks. Additionally it issued short-term bonds as a part of bonds issuance program and benefited from long-term consortium loan from foreign banks. The Company pays a great attention to efficient cash-flows management within its accounts. Since February 2001 a system of financial resources concentration for the whole Capital Group is in operation. At the end of 2003 there are 15 companies of the Capital Group active in automatic system, whereas whole Capital Group derives measurable gains from optimisation of the current liquidity.

Detailed information on maturity dates of credits, loans and debt securities issued by PKN ORLEN S.A. are presented in notes 19D, 20C and 20D of PKN ORLEN S.A. financial statements for year ended 31 December 2003.

1.4.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

In 2003 58 employees of ORLEN Laboratorium Sp. z o.o. were granted loans from the PKN ORLEN S.A. Privatisation Fund for the total amount of PLN 483.5 thousand.

As at 31 December 2003 2,868 employees of companies created as a result of PKN ORLEN S.A. restructuring program were granted loans from the PKN ORLEN S.A. privatisation fund for the amount of PLN 11,948 thousand.

Simultaneously, in case of 21 former employees of companies created as a result of PKN ORLEN S.A. restructuring program, they had their liabilities converted from cash payment to non-cash liability (employees transferred to PKN ORLEN S.A. their shares purchased for loans from Privatisation Fund). As a result PKN ORLEN acquired without cash payments stakes/shares worth PLN 54.6.

In connection with the implementation of development project related to Technology - Industrial Park in Plock significant changes were introduced. Companies created as a result of PKN ORLEN S.A. restructuring which will participate in that project are entitled to benefit from the Fund's resources and to draw loans from Privatisation Fund resources for purchase of shares/stakes for management buyout. Such possibility of obtaining funds for these transactions will facilitate the process of divesture reducing concerns among companies' staff.

Above changes were incorporated in new Regulation of Privatisation Fund Usage accepted by the Management Board and Supervisory Board of PKN ORLEN S.A.

Closing balance of loans granted from the Company's Social Fund to employees and pensioners of the Company as at 31 December 2003 amounted to PLN 16,703.8 thousand, whereas closing balance of loans granted to the employees of consolidated companies from the Capital Group, which signed an agreement with PKN ORLEN S.A on having a common social activity, amounted to PLN 2,371.1 thousand.

As at 31 December 2003 the off-balance sheet liabilities of the Company from guarantees and sureties amounted to PLN 961,156 thousand including:

subordinates on benefit of which guarantee and sureties were granted	in PLN (in thousand)	in currency of guarantee (in thousand)	Maturity date
ORLEN PetroTank Sp. z o.o. Widelka	43,867	43,867 PLN	2008-07-02
Rafineria Nafty Jedlicze S.A.	30,000	30,000 PLN	2006-12-20
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	288	60 EURO	2006-03-31
ORLEN Deutschland GmbH	815,082	170,000 EURO	2004-07-28
TOTAL	**889,237**	-	-

joint ventures which were granted guarantees and sureties::	in PLN (in thousand)	in currency of guarantee (in thousand)	Maturity Date
Basell Orlen Polyolefins Sp. z o.o.	71,919	15,000 EURO	2004-01-15
TOTAL	**71,919**	-	-

Sureties in form of letters of comfort granted to banks and insurance companies in order to secure repayment of liabilities by its own subsidiary – ORLEN Deutschland GmbH, resulting from fuel trading are the key positions of off-balance sheet liabilities.

1.4.2 Bond issuance

Bonds issuance is a flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issue is made in form of public auction, in which Bank Handlowy, Bank Pekao S.A. and BRE Bank S.A. participate. Bank with most favourable profitability of issued securities conducts the issuance.

During 2003 the Company was issuing three months bills. On maturity date bills were repurchased or, if cash was needed, they were rolled (new issue) prolonging the period of financing. Under the Bond Issue Program the Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million. As at 31 December 2003 the indebtedness of the Company from bond issuance amounted to PLN 317 million, of which PLN 251 million were due to the Capital Group companies, including PLN 240 million to companies consolidated under full method.

1.4.3 Cash management

Financial situation of the Company remains stable and safe. The Company has high creditability, which enables it to receive quick and relatively inexpensive external financing. Consequently, the consortium loan agreement in the amount of EUR 500 million was signed on 29 July 2003. Such transaction proves Company's possibilities of raising financial resources from abroad.

This solution enables the Company to stabilize the structure of its liabilities and, on the other hand, to reduce the demand for financing from the domestic banks. Thanks to that the bank limits are improved and may be used by the companies of the Capital Group. Simultaneously, the continuation of the bonds issuance program enable the Company to gather financing which is less expensive than that from banks sources.

Shortage of available cash during 2003, caused lack of short-term financial investments. Financial resources from current inflows were used for repayments of overdraft or located on automatic "overnights".

1.5 Changes in financial assets

As at 31 December 2003 PKN ORLEN S.A possessed directly shares in 88 companies, including

- 51 subsidiaries (with above 50% share),
- 1 joint venture (with 50% share),
- 5 associated companies (with share between 20% and 50%),
- 31 other companies (with below 20% share).

Capital involvement of PKN ORLEN at the end of 2003 increased by PLN 953,014 thousand in comparison to the end of 2002 and amounted to PLN 2,226,446 thousand.

Significant changes in organisational and capital relations in the Capital Group during the year ended 31 December 2003 include changes in articles of association of companies as a result of a share capital increase in the following entities:

- On 28 February 2003, German subsidiary of PKN ORLEN (currently operating under the name of Orlen Deutschland Immobilien GmbH, located in Elmshorn) conducted a share transfer agreement with Deutsche BP. According to this agreement the Company bought 15,100 shares of Norddeutsche Tankstellen Aktiengesellschaft, representing 100% of the share capital of the acquired company. In addition, the subsidiary purchased from Deutsche BP 107 plots of lands and 156 buildings used for retail sale made previously by BP and ARAL.

  At the same time, another German subsidiary of PKN ORLEN (currently operating under the name of Orlen Deutchland GmbH) acquired from Deutche BP 1 share of AMF Service GmbH located in Bochum, representing 100% of the share capital of the acquired company. AMF Service GmbH owns shares in ORLEN Tankstellen AG (formerly EGGERT Mineraloel GmbH) and JEWEL Tankstellen Nord GmbH. In addition, the subsidiary purchased from Deutsche BP fuels stored at the acquired petrol stations at the date of the share purchase agreement, settlements with dealers as well as liabilities within the group.

  As the result of the above mentioned transactions German subsidiaries acquired from Deutche BP 494 retail petrol stations in Germany. The Company's Management perceives these transactions as an important stage in implementing its regional expansion strategy.

- Basell Orlen Polyolefins Sp. z o.o. – on 28 February 2003 the share capital of Poliolefiny Polska Sp. z o.o. currently operating under the name of Basell Orlen Polyolefins Sp. z o.o. was increased (which was registered on 21 May 2003) from PLN 50 thousand to PLN 907,398 thousand through issuing 1,814,696 new shares with a par value of PLN 500 each. In the increased share capital PKN ORLEN acquired 907,298 shares of a total value amounting to PLN 453,649.4 thousand in exchange for its organized part of business contributed in-kind (premises, installations and working capital related to production and sales of polyolefin). The remaining 907,398 shares of a total value amounting to PLN 453,699.4 thousand were acquired by Basell Europe Holding B.V. and paid in cash. Taking into consideration shares owned by PKN ORLEN before the share capital increase, after the registration of the increase, PKN ORLEN and Basell Europe Holdings B.V. own the same amount of shares of Basell Orlen Polyolefins Sp. z o.o. – i.e. 907,398 shares each, representing 50% of share capital and 907,398 votes at the shareholders general meeting.

- ORLEN Asfalt Sp. z o.o. (formerly operating under the name of BITREX Sp. z o.o.). On 31 May 2003 the initial share capital of Bitrex Sp. z o.o. amounting to PLN 10,635 thousand was increased by 100,000 shares with a par value of PLN 500 each i.e. by PLN 50,000 thousand. All new shares were acquired by PKN ORLEN and paid in cash. As a result, the share capital of ORLEN Asfalt sp. z o.o. amounts to PLN 60,635 thousand and is divided into 121,270 shares with a par value of PLN 500 each. On 15 July 2003 changes in ownership structure were registered, i.e. in particularly: the increase of the share capital of Bitrex Sp. z o.o., change of the company name into ORLEN Asfalt Sp. z o.o. and change in the articles of associations. After increase in capital, PKN ORLEN owns shares representing 82.46% of ORLEN Asfalt sp. z o.o. share capital. The remaining 17.54% stake is owned by Rafineria Trzebinia S.A.

During year ended 31 December 2003 the following stakes owned by the Company were sold:

- Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM) – on 20 May 2003 Supervisory Board of PKN ORLEN S.A. took a resolution approving the execution of the put option for all shares possessed by the Company in share capital of Niezalezny Operator Miedzystrefowy Sp z o.o. („NOM") located in Warsaw, valued at cost PLN 84,000 thousand, by accepting offer made by Polskie Sieci Elektroenergetyczne S.A. ("PSE") for purchase of all shares. On 20 May 2003 the Management Board of the Company submitted a declaration on the acceptance of the offer as a result of which in the opinion of the Management Board transaction of selling NOM shares to PSE was concluded. The "put" price equalled to PLN 111,511.3 thousand was calculated as a sum of a par value of the shares sold and a cumulated investment premium calculated according to the agreement. Shares sold by the Company constitute 35% of NOM share capital and the same percentage of votes at the General Shareholders Meeting.

- ORLEN Eltech Sp. z o.o. – on 23 June 2003, following shares sale agreements, PKN ORLEN S.A. disposed 2,142 shares in ORLEN Eltech Sp. z o.o. (with a par value of PLN 500 each) representing 51.0% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 3,679,956.
- ORLEN Remont Sp. z o.o. – on 23 June 2003, following shares sale agreements, PKN ORLEN S.A. disposed 2,459 shares in ORLEN Remont Sp. z o.o. (with a par value of PLN 500 each) representing 51.23% of share capital and the same number of votes at General Meeting of Shareholders, for the total value of PLN 4,866,361.
- ORLEN Mechanika Sp. z o.o. – on 23 June 2003, following shares sale agreements, PKN ORLEN S.A. disposed 30,210 shares in ORLEN Mechanika Sp. z o.o. (with a par value of PLN 100 each) representing 68.16% of share capital and the same number of votes at General Meeting of Shareholders, for the total value of PLN 5,316,960.

Sale of stakes in ORLEN Eltech Sp. z o.o., ORLEN Remont Sp. z o.o., ORLEN Mechanika Sp. z o.o. is the next stage in the process of selling its non-core subsidiaries. As the result of the transactions Company has realised profit before tax of PLN 9,246 thousand. At the transaction date 1,103 employees were employed in the disposed subsidiaries. The sold subsidiaries provided maintenance and repair services. After the transactions, which included mainly mutual buy-out and purchase of shares by the companies' management, the Company does not possess any stakes in above-mentioned companies.

- ORLEN EnergoRem Sp. z o.o. – on 27 June 2003, following shares sale agreements, PKN ORLEN S.A. disposed 1,836 shares in ORLEN EnergoRem Sp. z o.o. (with a par value of PLN 500 each) representing 51.00% of share capital and the same number of votes at General Shareholders Meeting, for the total value of PLN 1,906,128. As a result of the transaction PKN ORLEN S.A. realised profit before tax of PLN 1,245 thousand.
  At the transaction date, the company employed 226 people. After the transaction, which included sale of shares for their redemption and sale of the rest of the shares to the employees, PKN ORLEN S.A. does not possess any stakes in above-mentioned company.

- Service companies, on 29 August 2003 on the basis of shares sale agreements PKN ORLEN disposed:
  - 935 shares in Serwis Katowice Sp. z o.o. with a par value of PLN 100 each, representing 55% of the initial capital of Serwis Katowice and the same number of votes at its General Meeting of Shareholders to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. for the total value of PLN 100,000.
  - 3,215 shares in CPN Serwis Kielce Sp. z o.o. with a par value of PLN 100 each, representing 100% of the initial capital of CPN Serwis Kielce and the same number of votes at its General Meeting of Shareholders to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. for the total value of PLN 340,000.
  - 2,000 shares in Serwis Kedzierzyn Kozle Sp. z o.o. with a par value of PLN 100 each, representing 80% of the initial capital of Serwis Kedzierzyn Kozle and the same number of votes at its General Meeting of Shareholders to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. for the total value of PLN 210,000.
  - 675 shares in Serwis Rzeszow Sp. z o.o. with a par value of PLN 500 each, representing 97.26% of the initial capital of Serwis Rzeszow and the same number of votes at its General Meeting of Shareholders to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. for the total value of PLN 360,000.

  As a result of the transaction the Company realised gross profit of PLN 57,500. At the transaction date, sold companies employed 142 people. Activities of the sold companies included the following types of services: petrol stations emergency service, repairs and maintenance of petrol stations. After the transaction, which included buy out of shares by Zaklad Urzadzen Dystrybucji Sp. z o.o. PKN ORLEN S.A. does not possess any stakes in above mentioned company. Simultaneously, the Company owns 99.94% stake in share capital of Zaklad Urzadzen Dystrybucji Sp. z o.o.

- ORLEN Transport Warszawa Sp. z o.o. – on 30 October 2003, following shares sale agreement, PKN ORLEN S.A. disposed to ORLEN Transport Plock Sp. z o.o. 59,447 shares in ORLEN Transport Warszawa Sp. z o.o. (with a par value of PLN 100 each) representing 94.49% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 6,000,000. The remaining 5.51% stake of ORLEN

Transport Warszawa Sp. z o.o. shares is owned by its employees. Simultaneously, PKN ORLEN S.A owns 97.58% stake in share capital of ORLEN Transport Plock Sp. z o.o.

– ORLEN WodKan Sp. z o.o. – on 29 December 2003, following shares sale agreement, the Company disposed 3,620 shares in ORLEN WodKan Sp. z o.o. (with a par value of PLN 500 each) representing 82.27% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 2,354,159.50. The shares were sold to:

  - 1,390 shares to ORLEN WodKan Sp. z o.o. for their redemption, for the total value of PLN 1,016,159.50,
  - 2,230 shares to 143 employees of ORLEN WodKan Sp. z o.o. for the total value of PLN 1,338,000

As a result of the transaction the Company realised gross profit of PLN 544,159.50. Activities of the sold company include repair and maintenance services. At the transaction date, sold company employed 160 people. After the transaction PKN ORLEN S.A. does not possess any stake in above-mentioned company.

– ORLEN Transport Poznan Sp. z o.o. - on 30 December 2003 following shares sale agreement the Company sold to Transport Plock Sp. z o.o. 108.659 shares in ORLEN Transport Poznan Sp. z o.o., with a par value of PLN 100 each representing 96.39% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 10,900,000. The remaining 3.61% stake of ORLEN Transport Poznan Sp. z o.o. shares is owned by its former and current employees. PKN ORLEN S.A owns 97.58% stake in share capital of ORLEN Transport Plock Sp. z o.o.

– Service companies, on 31 December 2003 following shares sale agreements PKN ORLEN S.A. disposed its shares in 7 service companies including:

  - 7,945 shares in Serwis Slupsk Sp. z o.o. with a par value of PLN 100 each, representing 99.76% of the share capital of Serwis Slupsk and the same number of votes at its General Meeting of Shareholders for the total value of PLN 1,324,999.15.
  - 360 shares in Serwis Wroclaw Sp. z o.o. with a par value of PLN 500 each, representing 88.31% of the share capital of Serwis Wroclaw and 83.31% of votes at its General Meeting of Shareholders for the total value of PLN 745,000.
  - 431 shares in Serwis Krakow Sp. z o.o. with a par value of PLN 500 each, representing 83.20% of the share capital of Serwis Krakow and the same number of votes at its General Meeting of Shareholders for the total value of PLN 230,000.
  - 2,387 shares in Serwis Podlasie Sp. z o.o. with a par value of PLN 100 each, representing 89.67% of the share capital of Serwis Podlasie and the same number of votes at its General Meeting of Shareholders for the total value of 298,375.
  - 6,495 shares in Serwis Zachod Sp. z o.o. with a par value of PLN 100 each, representing 74.31%

of the share capital of Serwis Zachod and the same number of votes at its General Meeting of Shareholders for the total value of 754,978.80.

- 1,581 shares in Serwis Poznan Sp. z o.o. with a par value of PLN 100 each, representing 51.00% of the share capital of Serwis Poznan and the same number of votes at its General Meeting of Shareholders for the total value of 190,004.24.
- 206 shares in Serwis Szczecin Sp. z o.o. with a par value of PLN 500 each, representing 49.05% of the share capital of Serwis Szczecin and the same number of votes at its General Meeting of Shareholders for the total value of 182,134.90.

As a result of the disposal of shares in above-mentioned 7 service companies PKN ORLEN S.A. does not possess any stakes in these companies.

During the year ended 31 December 2003 the Company made several capital investments including the following companies establishment or acquisition of shares:

- ORLEN Transport Kedzierzyn - Kozle Sp. z o.o. – on 10 and 11 June 2003, following the agreements signed with debtors, 25 shares in ORLEN Transport Kedzierzyn - Kozle Sp. z o.o. were transferred to PKN ORLEN. As a result of the transactions, PKN ORLEN owns 89.02% in the share capital of the company.
- ORLEN Transport Slupsk Sp. z o.o. – on 17 June 2003, following the agreements signed with debtors, 30 shares in ORLEN Transport Slupsk Sp. z o.o. were transferred to PKN ORLEN. As a result of the transactions, PKN ORLEN owns 97.04% in the share capital of the company.
- ORLEN Laboratorium Sp. z o.o. – on 13 February 2003 ORLEN Laboratorium Sp. z o.o., located in Plock was registered. PKN ORLEN acquired 100% of shares with a par value of PLN 500 each, representing 100% votes at General Shareholders Meeting. In exchange PKN ORLEN paid PLN 3,000 thousand in cash and contributed in kind another PLN 6,915 thousand. ORLEN Laboratorium specialises in providing laboratory and research services, as well as expertises and analyses.
- Polimex-Energo Sp. z o.o. – on 9 June 2003 following the shares sale agreement, PKN ORLEN acquired from POLIMEX-CEKOP S.A. 7,499 shares in POLIMEX-ENERGO Sp. z o.o. located in Krakow, with a par value of PLN 100 each, representing 24.99% of the share capital of the company and the same percentage of votes at General Shareholders Meeting, for the total value of PLN 97.5 thousand. The parties intend to change the company's name to POILEN Sp. z o.o.
- ORLEN PetroTank Sp. z o.o – on 30 June 2003 the Company took over shares in ORLEN PetroTank Sp. z o.o. of the total value amounting to PLN 31,210.5 thousand that were subject to a collateral agreement. The amount of PLN 31,210.5 thousand represents unpaid Tankpol Sp. z o.o. liability to PKN ORLEN with interest as at 30 June 2003. If the market value of ORLEN PetroTank Sp. z o.o. shares (calculated according to the collateral agreement) exceeds the unpaid liability, the difference will be returned to Tankpol Sp. z o.o. within

30 days from the date when the valuation is performed. Before the transaction PKN ORLEN owned 60% of shares in ORLEN PetroTank Sp. z o.o. and after the transaction its stake increased to 100%.

1.6 Profit and loss statement

1.6.1 Sales income

During the year 2003, sales of finished products, goods for resale and materials of PKN ORLEN amounted to PLN 24,629,963 thousand, which is 3.1% more than in 2002. Despite the decrease in the quantity of products sold by 2.7% (mainly petrol by 8.0% as a result of 7% decline in demand for petrol and Ekoterm by 2.9%) rise in sales revenues was realized due to favourable trends in fuels prices on the worldwide markets (increase in petrol prices by 19.7%, diesel by 23.9% and Ekoterm by 22.8% and aircraft fuel JET A-1 by 21.2%).

1.6.2 EBIT

Profit on sales of PKN ORLEN S.A. for the year ended 31 December 2003 amounted to PLN 1,071,860 thousand and was higher by 77.2% in comparison to the profit on sales in 2002. Such high increase in profit on sales was achieved thanks to proper usage of advantageous market conditions.

Rise in margins on quotations for main products (for petrol by 32.6%, for diesel by 70.9%, for Ekoterm by 82.5% and for aircraft fuel JET A-1 by 59.5%) and increase in quotations of crude oil Ural to Brent discount from (-1.21) to (-1.76) USD/bbl (by 45.5%) were the factors which supported high profits. Comprehensive Program of Operating Costs Reduction, especially in areas of production and logistics costs, played an essential role in profit generation.

In 2003 the Company recorded growth in retail sale of fuels (petrol, diesel and LPG) by 0.9% and rise in retail margin. During the year 2003 also the efficiency of sale (expressed in quantity sales per petrol station) increased by 1.7%. The Company recorded a rise in sales of non-fuel products by 15.1%.

In 2003 profit on other operational activity amounted to PLN 100,303 thousand in comparison to loss of PLN 19,668 thousand in the previous year. Such considerable disproportions are caused by the fact that difference between book and fair value valuation of contribution-in-kind transferred to Basell Orlen Polyolefins Sp. z o.o., amounting to PLN 226 million is included in other operating income.

Operating profit (EBIT) for 12 months ended 31 December 2003 amounted to PLN 1,172,163 thousand and was 100.3% higher than profit achieved in 2002.

1.6.3 Financial activity

During 2003 loss on financial activities amounted to PLN 37,407 thousand, as compared to the gain of

PLN 31,161 thousand recorded in 2002. The loss on financial activity was influenced by higher than in 2002 (by PLN 154,267 thousand) level of other financial expenses (resulting mainly from PLN 125,875 thousand rise in negative unrealised foreign exchange differences on loans valuation and from costs of derivatives' valuation and other financial costs amounting to PLN 33,664 thousand).

1.6.4 Extraordinary gains and losses

Extraordinary gains and losses amounted to PLN 1.0 thousand and are insignificant for the Company's net profit.

1.6.5 Gross profit, income tax and net profit

For the year ended 31 December 2003 PKN ORLEN achieved gross profit of PLN 1,134,757 thousand (increase in comparison to previous year by 84.0%). Increase in gross profit was accompanied by decrease in income tax charge by 14.1% (mainly due to re-estimation of deferred tax liability resulting from change in Corporate Income Tax rate – decrease to 19% in 2004, amounting to PLN 61,724 thousand).

In 2003 the PKN ORLEN S.A. earned a net profit of PLN 933,781 thousand and it was higher by 144.3% in comparison to year 2002. As a result of rising trend in crude oil prices, the LIFO valuation effect amounted to minus 23 million PLN and decreased net profit calculated using that method to PLN 911 million.

1.7 Balance sheet

1.7.1 Total assets

As at 31 December 2003 total assets of the PKN ORLEN S.A. amounted to PLN 13,697,813 thousand and increased by PLN 1,107,276 thousand (by 8.8%) in comparison to 31 December 2002. As far as assets are concerned, fixed assets constitute the main part, the share of fixed assets in total assets amounts to 64.5% (66.0% at the end of 2002). In equity and liabilities, the major part is shareholders equity constituting 61.1% of total liabilities as at 31 December 2003 (57.7% as at 31 December 2002). Comparing certain balance sheet captions as at 31 December 2003 and 31 December 2002 the following can be noted:

- rise in fixed assets by 6.4% to the level of PLN 8,835,175 thousand as a result of an increase in long term investments (purchase of 494 petrol stations in Germany),
- increase in current assets by PLN 578,528 thousand to the level of PLN 4,862,638 thousand (by 13.5%), mainly as a result of rise in receivables by PLN 510,255 thousand (by 39.6%). That increase was mainly caused by transfer of management options receivables from ORLEN Powiernik Sp. z o.o. in the amount of PLN 230,299 thousand to short term receivables, creation of receivables from NOM Sp. z o.o. in the amount of PLN 111,511 thousand, increase in receivables from Fiscal Office (overpaid current Income Tax in the amount of PLN 35,289

thousand and rise in trade receivables by PLN 134,974 thousand (debt collection ratio increased in 2003 to 20 days). Inventories rose by PLN 90,929 thousand (3.7%) mainly do to increase in crude oil stock (both in quantity and value terms), cash and cash equivalents increased by 1.8% to the level of PLN 62,769 thousand.

- growth of shareholders equity by PLN 1,110,860 thousand to the amount of PLN 8,374,451 thousand as the result of net profit generated in 2003. Due to conversion of A series bonds into D series shares as a result of the execution of "Motivation Programme for Management Board and management", share capital was increased by PLN 9,415 thousand. The level of reserve capital rose by 621,258 (due to division of profit and share premium). In 2003 dividend for the year 2002 was paid in the amount of PLN 58,825 thousand (in 2002 PLN 50,421 thousand).
- decrease in liabilities and provisions for liabilities by PLN 3,584 thousand to the level of PLN 5,323,362 thousand resulting mainly from decline in deferred tax liability by PLN 106,430 thousand. Trade liabilities rose insignificantly by PLN 21,329 thousand (1.5%).

1.7.2 Net financial indebtedness

As at 31 December 2003 the level of long-term and short-term loans, borrowings and debt securities issued in PKN ORLEN amounted to PLN 2,254,226 thousand and was 17.6% higher in comparison to the end of 2002. Level of net financial indebtedness (calculated as financial indebtedness less cash and cash equivalents) in the Company for the year 2003, comparing to corresponding period of previous year is higher by 18.2% thousand and reached PLN 2,191,457 thousand. Significant increase in net financial indebtedness corresponding with rise in equity led to insignificant growth of financial debt to equity ratio (loans, borrowings and debt securities less cash and cash equivalents to equity) from the level of 25.5% as at 31 December 2002 to 26.2% as at 31 December 2003.

1.8 Cash flow statement

1.8.1 Operating activities

During year 2003 net cash flows from operating activities amounted to PLN 1,237,747 thousand and were higher by 17.5% than cash flows from operating activities generated in 2002.

The most important factors influencing positively cash flows from operating activities during 2003 as compared to the previous year were:

- increase in net profit by PLN 551,511 thousand,
- increase in inventories by 124,981 thousand, comparing to PLN 638,599 thousand growth in 2002 (mainly increase in crude oil inventory).

As at 31 December 2003 net working capital (current assets less short term payables) amounted to PLN 1,663,978 thousand, compared to the negative net working capital as at 31 December 2002 in the amount of PLN (-) 16,713 thousand. That is mainly due to decrease in long-term liabilities by PLN 1,102,163 thousand resulting from change in loans structure from short-term to long-term.

1.8.2 Investing activities

During 2003, net cash flows used in investing activities amounted to PLN(-) 1,289,776 thousand, and during 2002 amounted to PLN (-) 668,605 thousand. This level of cash flow used in investing activities results from higher expenditures on fixed assets and mainly on financial assets (acquisition of 494 petrol stations in Germany).

1.8.3 Financing activities

During year 2003 net cash flows used in financing activities amounted to PLN 53,229 thousand whereas in previous year - PLN (-) 404,803 thousand. That results from increase in net level of loans and borrowings by PLN 616,318 thousand.

Increased cash flow in financing activities corresponding with 17,5% rise in cash flow in operating activities enabled the Company to finance expenditures on fixed assets investments and on expansion in Germany

1.9 Employment

Employment in PKN ORLEN as at 31 December 2003 amounted to 6,287 employees, which represents a decrease of 1,011 people as compared to the previous year. The decline results mainly from restructuring programme and natural staff movements.

1.10 Description of significant off-balance positions

As at 31 December 2003 total value of guaranties and sureties granted to related parties amounted to PLN 961,156 thousand compared to PLN 94,548 thousand in 2002.

1.11 Projected financial position

The following factors should be considered while assessing future financial position of the Company:

- fluctuations of crude oil prices which affect the costs incurred by Company and margins realised on products,
- fluctuations of finished products prices on worldwide markets, what causes fluctuation of margins and affects

results of the Company,

- trends in consumers' demand resulting from among others, unemployment rate and pace of economic growth,
- fluctuations of exchange rates causing changes in costs of debt, purchase cost of crude oil and other raw materials denominated in foreign currencies and changes in value of prices and margins,
- economic effects reached as a result of continued and newly commenced optimising programmes and benefits from implemented savings and effectiveness programmes (Comprehensive Program of Operating Costs Reduction, Risk Management System and Value Based Management System),
- effectiveness of fuel retail business in Germany,
- strategy of searching for potential partners for Central European oil industry consolidation,
- activity of a joint-venture company with Basell Europe Holdings BV - which produces petrochemicals based on existing installation and from year 2005 production of petrochemicals will be based on new installations,
- change of fiscal policy related to Corporate Income Tax and excise tax (especially on LPG and Ekoterm) in the light of Poland accession into the European Union,
- necessity of adjusting produced fuels' standards to European Union norms (content of sulphur on level of 50 ppm in year 2005 and 10 ppm in year 2009) and increase in corresponding capital expenditures,
- preparation and implementation from 1 January 2003 of Reporting Directors Parametric Bonus Program, which enables making salaries dependent on economic and financial results,
- changes in reporting due to improvement in financial and accounting system enabling to obtain more accurate segment data (including retail data).

II. MAJOR ACHIEVEMENTS IN THE AREA OF TECHNICAL RESEARCH AND DEVELOPMENT

High quality of products and client service while fully respecting environment protection requirements is and was the Company's target in its production, distribution and trade activity.

That aim is one of the components of the integrated system of environment pollution prevention implemented in 2003. During the year ended 31 December 2003 works concerning preparation of application for integrated permission for Production Plant in Plock, which is considered to be "ecological passport" indispensable for the Company's activities were carried out. The conclusion of works and application is planned for the second half of the year 2004.

Correctness of the Company's activity, as far as impact on environment is concerned, was subject to control by the Mazovian Inspectorate of Environment Protection, which during 2003 performed 17 controls (controlling, basic, investing-controlling and complex) and issued 9 after-control instructions, which were executed on current basis. As a result of above controls it was stated that Company did not exceed any air pollution and water contamination limits.

Our efforts in the area of environment protection were appreciated by the Jury of the 4th edition of Environment Friendly Ecologic held under the honour patronage of the President of the Republic of Poland during which the Company was awarded the title of Environmen Friendly Company in 2003.

Year 2003 was the last year of Ecological Adaptation Program ("EAP") execution, which resulted in the decrease of the range and impact of Production Plant in Plock on all environmental components. The program comprise of 28 tasks aimed at further decrease of the negative impact Production Plant in Plock on all environmental components. Expected benefits of the program are compared to the 1996 conditions.

The program included 5 areas:

- air protection – 11 tasks,
- noise emission – 6 tasks
- water and soil environment – 2 tasks,
- waste management – 3 tasks,
- water and sewage management– 6 tasks.

Innovative character of the enterprise as well as specific period of its fulfilment – period when changes in law regulating environment protection were implemented, resulted in changes in approved regulations defining the course of negotiations and conditions of realization of EAP.

The most important and measurable effects, as environment protection is concerned, were achieved in the area of air protection and water and sewage management. The total amount of contamination during Program execution period i.e. from 1997 to 2003 decreased by 44% while the amount of treated sewage by 47%. The amount of consumed water was also significantly reduced.

In 2003 environmental charges paid by Production Plant in Plock slightly increased as compared to the previous year. The reduction of fees for water consumption was recorded – that was caused by lower demand of power plant for decarbonised water compared to 2002. Gas and dust emission charges had 91.5% share in total environmental fees and these charges increased insignificantly in 2003

As PKN ORLEN S.A. do not posses its own laboratories and do not employs scientists it orders research and development work to research and development centres and organisations, high schools and all types of companies conducting this activity. As a result of separation of ORLEN Laboratorium Sp. z o.o. from the Company's structure on 1 January 2003, consisting of 22 laboratories located in the whole country, services, which were so far performed by PKN ORLEN laboratories, are currently provided by the newly established company (ORLEN Laboratorium Sp. z o.o.).

During many years of its activity the Company set up a close cooperation with many contractors who help it in adaptation to constantly increasing market demands, to tightening European standards and regulations. In all sectors we in which the Company delegates tasks – it has trustworthy contractors who proved their credibility in practice.

The most important tasks realized during 2003 are:

1. Agreement with Aspen Tech. Ltd. for "Improvement of PIMS program".
2. Contract with Shell for the „Program of Profit Improvement through reasonable reduction of the costs of maintenance of operations and optimisation of the timing of utilisation of production equipment".
3. "Report on safety of the Production Plant in Plock" developed by the Department of Processing Engineering and Environmental Protection of the Technical University of Lodz, with significant cooperation of the PKN ORLEN S.A. specialists.
4. Agreement with Fire Engineers and Technician Association in Warsaw on preparation of "Operational-Rescue Plan for PKN ORLEN S.A. applied on own premises in case of extraordinary threats.
5. Agreement with ORLEN Medica Sp. z o.o. concerning healthcare of the Company's employees.
6. Development of "Characteristics card" for products, semi-products, wastes and "Written instructions for drivers". The Company is obliged to set up them by the Decree of Minister for Health and Social Care dated on 21 August 1997 on dangerous substances, posing threat to life or health. Producer and provider of dangerous chemicals is obliged to posses cards of characteristics of theses substances and make them available to their receivers free of charge as well as inform about all implemented changes.
7. Development work "Establishment of the optimal thermo vision method for control of the furnace pipes used in Production Plant of the Polski Koncern Naftowy ORLEN", carried out by PIRS Pregowski Infrared Services in Warsaw with cooperation of the Institute of Optoelectronics of the Military Technical Academy, Department of Thermodynamics of the Aviation Institute, Institute of Electronics Materials in Warsaw and Military Technical Institute of Armament in Zielonka and employees of the TMD Department. Above work enables to lower the costs of repairs and will improve the technical safety.
8. Work: „Impact of oil components characteristics and enriching additions being used on effectiveness of filters, pumps and injections in the fuel systems of engines with automatic ignition", conducted by Central Oil

Laboratory in Warsaw and three brochures realised by the Institute of Oil Technology in Krakow: "Estimation of the effectiveness of the depressing packets for diesel and light heating oil", "Laboratory and engine valuation of quality of Ekodiesel Plus 50" and "Research on compatibility of enrichment additions to diesel". Above research are connected with the improvement of the quality of our products and are the effects of our care for customers. Above work was connected with researches on composition of enrichment additions to engine fuels and their impact on fuels quality (compatibility of the additions used).

9. Marketing research conducted by IntraChem from Warsaw: „Research on phenol market and its perspectives of ensuring the profitable sales of PKN ORLEN S.A. production until 2010" and „Research on acetone market and its perspectives of ensuring the profitable sales of complete PKN ORLEN S.A. production until 2010" and „Research on benzene market and its perspectives of ensuring the profitable sales of complete PKN ORLEN S.A. production until 2010".
10. Work: „Composition of petrol according to UE Directives 2005 with petrol components produced by PKN ORLEN S.A usage maximization" – developed by OBR PR in Plock.
11. Work „Development of production technology of unleaded petrol LOB/LOM 95/85 including less than 10mg/kg of sulphur with characteristics optimized for GDI engines". The work is performed by Institute of Oil Technology in Krakow. The need of work realization resulted from the necessity of adaptation to dynamically developing car industry, which launches new types of engines, requiring usage of petrol with specific characteristics.

During 2003 there was a change in attitude towards the role of information technology ("IT") in the Company. That technology does not create directly competitive advantage, as it was recently, but it is a common and necessary business element, which as management methods and organisation, should be efficient and effective.

The main goal is to make information technology the means of changes in the conduct of the business, which is used by all employees involved in the creation of value chain within the company. Information systems are peculiar nervous system of the company, which is not able to function without effective support from the information technology. IT secures all necessary sources within the range of systems and architecture of information environment needed to achieve the strategic goals of PKN ORLEN S.A.

The main works concerning the extension of IT infrastructure activated and accomplished in 2003:

1. Payroll module of mySAP.com was implemented with an enormous success. Design works were divided into 2 stages. Administration of human resources, functionality of organization management, time management and salaries were activated within the first stage. That stage was very difficult as remuneration principles of 4 different collective agreements, over 700 components of salaries, 12 Social Funds, 15 loans and allowances funds, many work schedules and systems were integrated in one common solution. The system was implemented in PKN ORLEN S.A. and 13 companies of the Capital Group. Introduction in PKN ORLEN S.A.

can be surely regarded as one of the biggest implementations of that system in Poland. The introduction of the 2nd stage of the system (paths of careers, trainings, staff self-service) is still to be accomplished.

2. Implementation of the business systems SAP R/3 in following companies:
- Basell ORLEN Polyolefins Sp. z o.o.,
- ORLEN Asfalty Sp. z o.o.,
- ORLEN Laboratorium Sp. z o.o.,
- one system in Orlen Deutschland was implemented (replaicing 2 systems operated so far)
3. Value Based Management (VBM) - I stage of project was completed. As a result of that stage all IT areas where investment expenditures should be made were identified, that in turn will bring immeasurable profits and will enable the Company to realize its strategic business plans, simultaneously making the Company competitive on the market. Within that stage informatics tools that will enable the implementation of many new IT solutions in area of Business Intelligence (SEM/SAP module) were identified. Moreover, partners (Andersen Business Consulting and SAP Polska) were chosen to implement these tools within second stage of the project.
4. System „Stations" (system designed for petrol stations in Poland) was implemented in German version in Orlen Deutschland,
5. System CARMEN was introduced to manage the car fleet,
6. Comprehensive Operational Cost Cutting Program was implemented – within the savings program computer system which enables tracing of all savings initiatives in all areas was launched,
7. In card systems:
- additional security system of protections which significantly reduces the amount of misuse was introduced in VITAY program,
- system for Lithuanian fleet management – „Litava" was implemented,
- Super-VITAY loyalty cards service was designed and activated,
- the mechanism of adding points online was activated,
- the process of booking of invoices was significantly advanced as a result of development of FLOTA system.
8. System of fuels deliveries management was designed and implemented, which contributed to significant savings,
9. Homogenous and compatible with own stations standards reporting system for franchise and patronage stations was introduced.
10. First stage of Profit Centres in SAP system was implemented.
11. POS software was updated increasing the security of date by additional components of control.
12. Infrastructure:
- Frame agreement with Dell Poland was signed,
- Works on upgrade of SAP R/3 and Business Warehouse infrastructure were completed,
- Infrastructure in regional units (Szczecin, Nowa Wies Wielka, Gdansk, Lublin, Plock - and new localization of

BOP Sp. z o.o. Management Board in Warsaw was connected to WAN network) was developed and modernised,

- New system of collection and transmission of data from petrol stations (RSTD) was implemented, making it more safe,
- Additional system of mobile equipment protections was implemented,
- Activation of the newest version of Reuters Services,
- Back-up systems in warehouse databases (Ostrow Wlkp., fuels terminal in Plock) were upgraded,
- Accessibility to corporate databases was improved,
- Real time system PI was extended with new junctions,
- Wire-Free technology was implemented in many points of corporate network,

13. Telecommunication:

- mobile phones' billing system was introduced, it ensures more efficient maintenance and control over GSM phones' costs (as a result of system implementation significant amount of GSM costs was reduced),
- new telephone switchboards were installed in all regions, which enabled significant savings (maintenance cost reduction and control over number of phone calls),

The most important projects initiated in 2003, which will be completed in 2004, are:

1. Information Systems Security Audit – Ernst & Young was chosen in a tender.
   The works will continue till half of June 2004 and their results will include:
- preparation of PKN ORLEN S.A. for obtaining BS 7799 certificate
- performing of deep risk analysis,
- modification and rationalization of current procedures in case of danger and crisis,
- development of target business continuity plan

2. Implementation of one www.orlen.pl platform, which is servicing internal as well as institutional and individual customers, introducing new quality in the process of internal and external communication. New Internet www.orlen.pl is built on the basis BroadVision Portal and was launched on 15 March 2004. Intranet will be initiated in second quarter of 2004. SuperMedia and SterProjekt accompany the implementation of the platform.
3. Works on final preparations for SAP SEM implementation continue (trainings, resources planning, setting deadlines).
4. Implementation of wholesale sales increase system and regional prices introduction.
5. Works on PKN-DKV co-branded card continue, new card is expected to be launched in July 2004.
6. 2nd stage of payroll and accounting module of mysap.com HR.
7. Modernisation of system information tools in order to improve the quality of internal customer service through introduction of professional Help Desk – HP OpenView Service Desk was chosen, system operates from 1 February 2004 and Noblestar accompanies its implementation.

8. Implementation of "Data Mining", which will help to initiate tasks in the area of marketing and sales, which will bring in effect significant financial results – system is in operation since the first quarter of 2004. Statistica and NUVIT devised by NuTech (company, which together with PKN ORLEN S.A. implements the project) - are computing tools being in use.
9. ActiveDirectory implementation – first stage including Headquarters in Plock and 3 selected locations (Warsaw, Wroclaw, Gdansk) will be completed in 2nd quarter of 2004, the whole project will be launched by the end of 2004. HP accompanies the implementation.
10. Implementation of „Safe petrol station" project, work include development and implementation of one standard of anti-burglary, anti-robbery and industrial television systems on own petrol stations significantly increasing safety of the employees, customers, equipment as well as of the operations and actions performed on stations. Project will be launched in 2nd quarter of the year.
11. SAP R/3 Audit (final selection of partners and their range of responsibilities)

- in order to define business benefits implementation of upgrade from SAP 4.6B to SAP Oil&Gas system
- preparation of final model which support domestic and foreign operations including petrol stations (SAP Oil&Gas and SAP Retail)
- implementation of prepared and approved model.

12. Selection of company, which will change card terminals on petrol stations and implementation of alternative solutions for the development of VITAY programme outside network of stations.

III. PREDICTED DEVELOPMENT OF THE COMPANY

The following issues should be considered while analysing predicted directions of Company's development:

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

The company Basell Orlen Polyolefins Sp. z o.o. started its business of producing and selling polyolefins on 1 March 2003. Execution of the investment program to build new installation to produce polyolefins will set producing capabilities at the level of 400 thousand tonnes of polypropylene, and 320 thousand tonnes of polyethylene HPDE yearly. The production from new installations will help to cover rapidly developing markets needs. Due to that undertaking in the first half of 2005, the only factory in Poland producing polyethylene HDPE will be activated. The polyethylene HDPW is currently available on our market only through import.

- **Retail activity in Germany**

As a result of the purchase of petrol stations in Germany, the Company administrates over 2,500 petrol stations which, assuming future consolidation of the branch, gives an advantage over such companies as MOL or OMV. The acquisition of petrol stations in Germany will enable a better approach to the market, in the future, as the competition protection regulations are concerned. An excessive concentration on the Polish market, without any possibility to intensify retail on other markets, would restrict development in this area considerably. The goal of the Company's Management is to achieve a stable increase of the market share in North Germany. In the future, as a result of the development of refinery and petrochemical part of the Company, excess of produced fuels may occur. This surplus can be placed on German market.

- **Comprehensive Operational Cost Cutting Programme**

In December 2002 Management of the Company made a decision to implement in the years 2003-2005 comprehensive operational cost cutting programme. As a result of taken actions cooperation with McKinsey&Company was set. The consultancy offered realization of "Comprehensive Operational Cost Cutting Programme of PKN ORLEN" consisting of two phases. The first phase identifies the cost reductions potential and defines detailed concept of the plan, based on the definition of key initiatives and monitoring process. The second phase will include initiatives implementation and results monitoring. As a result of program implementation Company's operating costs in all areas of activities should decrease.

- **Value Based Management**

Leading companies in the oil & gas sector ensure their investors (owners of theirs shares) high and systematic return on invested money while increasing economic and market value of the company. Therefore it is easier to realize strategic targets and strengthen competitive position. Systematic and constant improvement of the effectiveness is not only cost reduction and saving programs, but also margin improvement and capital optimisation. Effective tool is therefore value-based management. Results of adjusting systems in PKN ORLEN to the philosophy of creating shareholders' value are visible already in 2003.

- **Effects of optimisation programs**

The contract realised with Aspen Technology Limited Sheraton House is still in progress. The contract ensures the improvement of performance of programme PIMS used for production process optimisation.
Cooperation with Shell Global Solutions International results in optimisation of installations' production time and decreases maintenance costs. In the Company the programme is currently functioning on several installations and till 2005 it will cover gradually whole Production Plant. MERIT program is aimed at the implementation of one risk management methodology in the whole factory. This will bring a consistency in decisions related to repairs, taking into consideration their profitability and influence on operational safety of the installations.

- **Investment Program**

Growth in the PKN ORLEN S.A. effectiveness is to a great extent influenced by investment processes in production and marketing. Realization of the above investments results from Investment Program. The major areas of activities are as follows:

- technology investments (task related with production installations) undertaken to reduce production costs and adjust products to UE requirements,
- electrical power engineering and environmental protection undertakings, to secure a safe and compatible with environment protection requirements work of production installations,
- logistics objects, which include tasks connected with wholesale oil distribution to lower costs and adjusting to ecological requirements and storing inventory in accordance with UE requirements.

The Company plans the following investments:

- construction and modernisation of the petrol stations,
- construction of new containers,
- investments for patronage and franchise stations.

- **Loyalty programs**

Loyalty programmes FLOTA POLSKA and VITAY (described in details in the introduction) turned out to be a success. One of the targets of the above mentioned programmes is a creation of strong relationship between a client and the Company. The FLOTA POLSKA programme started recently expansion on foreign markets. A huge contract was concluded recently with Lithuania carriers.

Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader of card programmes in Poland. The prepaid cards are characterised by high level of security, they have advantages of "electronic purse". In the future, the card programmes of PKN ORLEN S.A. will be focused both on gaining new clients and offering the current clients new services and new attractive sales methods.

- **Consolidation of asphalt's production and distributions**

The Company together with Rafineria Trzebinia S.A. conducted asphalts production and distribution consolidation project within PKN ORLEN Capital Group. Such activity enabled to strengthen Group's dominant position on the Polish asphalts market. In line with anticipated development of the road infrastructure in Poland, the increase in demand for products produced by the new company is expected.

- **External strategy of PKN ORLEN S.A.**

Year 2004 is for the Company another year when projects of strategic importance will be implemented. These projects are aimed at sector consolidation in Europe and creation of regional oil concern leaded by PKN ORLEN S.A. Fulfilment of that target will include multilateral actions of the concern which can be divided into performed on domestic market and on the area of the Central and Eastern Europe.

Internal activities – Poland:

- Lotos Group – PKN ORLEN S.A. observes with interest the creation of Lotos Group. However, it does not change the opinion that there are many areas of mutual activities, which can result in the creation of added value for the shareholders.
- Other projects – as privatisation and restructuring processes within the domestic oil sector and its related segments continue, PKN ORLEN S.A. will analyse the possibilities of additional financial benefits generation. The superior rule here will be a concentration on the core business and material processing – from semi-products to finished goods. Investments in these areas will be one of the PKN ORLEN S.A activities.

External activities – abroad:

- Negotiations with MOL – creation of regional integrated operator. According to the strategy for international markets approved by the Supervisory Board of PKN ORLEN S.A. the Company will tend to merge its potential with selected oil concerns from Central Europe. That intention will be executed through potential merge with MOL concern, which dominates the Hungarian market. PKN ORLEN S.A. signed Cooperation Agreement. According to the Agreement the negotiations aimed at mutual agreement are to be held this year.
- Other projects – PKN ORLEN participation in the privatisation of other Central European concerns with smaller scope of activity such as Romanian Petrom and Czech Unipetrol is another form of consolidation on European markets.

IV. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS DURING THE YEAR ENDED 31 DECEMBER 2003 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 14 January 2003 Mr Jozef Wozniakowski – Member of the Supervisory Board resigned. The reason for Mr Wozniakowski's resignation is his appointment to the position of State Undersecretary of the Ministry of State Treasury.
2. On 28 February 2003 due to fulfilment of agreement on joint economic enterprise (agreement on joint venture company creation) signed on 30 September 2002, between PKN Orlen S.A. and Basell Europe Holdings B.V. ("Joint Venture Agreement"), after fulfilment of certain suspending conditions stated in Joint Venture Agreement, several activities has been accomplished in order to set up joint venture between PKN Orlen S.A and Basell Europe Holdings B.V. ("Join Venture Agreement") on the basis of Poliolefiny Polska Sp. z o.o. located in Plock ("Joint Venture Company"), whose the only partner up to then was PKN Orlen. On 28 February 2003 General Meeting of Shareholders of Joint Venture Company was held, during which PKN Orlen as the only partner executing General Meeting of Shareholders' rights, decided to increase share capital from PLN 50 thousand to PLN 907,398 thousand by creating 1,814,696 new shares with par value of PLN 500 each. PKN Orlen in exchange for its organized part of the business contributed in kind, which includes real property, installations and facilities, as well as trading capital used to production and distribution of polyolefin, acquired 907,298 new shares. The remaining 907,398 new shares were acquired by Basell Europe Holdings B.V. in exchange for contributed cash. Taking into consideration shares owned by PKN Orlen before the decision of increase in share capital, after registration of the share capital increase PKN Orlen and Basell Europe Holdings B.V. have equal amount of shares of Joint Venture Company. Under the specific agreement, on 28 February 2003, the Joint Venture Company entered to the Joint Venture Agreement described in current report No. 85/2002 issued on 30 September 2002. Additionally, on 28 February 2003 several agreements were made between Joint Venture company and companies from Basell capital group and between Joint Venture Company and PKN Orlen or companies from PKN Orlen capital group. Significant amount of above agreements were made between Joint Venture Company and PKN Orlen subsidiaries, which provide Joint Venture company with services necessary to run the business. Character and conditions of these agreements result from current operational activity of Joint Venture Company.

3. On 28 February 2003, the Company acquired 494 filling stations (323 stations under the name BP – Aral and 171 under the name Eggert – company previously acquired by ARAL) The initial price paid amounted to EUR 100,900 thousand.

4. On 1 March 2003 Poliolefiny Polska Sp. z o.o. - joint venture of PKN ORLEN S.A. and Basell Europe Holdings B.V., located in Plock ("Polyolefin") commenced its business operations.

5. On 14 March 2003 the Management Board of PKN ORLEN S.A. announced that The Bank of New York decreased by 2.01 % points the number of shares of PKN ORLEN S.A. As at 22 November 2002 The Bank of New York possessed 61,779,572 shares representing 14.70% votes at General Shareholders' Meeting. As at 12 March 2003 The Bank of New York possessed 53,336,068 shares of PKN ORLEN S.A., representing 53,336,068 votes at the General Shareholders' Meeting and 12.69% stake in share capital and in votes at the General Shareholders' Meeting.

6. On 27 March, the Management Board of the Company informed, that on 25 March, Jacek Bartkiewicz was appointed by the State Treasury to Supervisory Board of PKN ORLEN S.A. Simultaneously, Grzegorz Mroczkowski was dismissed.

7. On 17 April 2003 the Management Board of PKN ORLEN S.A. announced resolutions authorised by the PKN ORLEN S.A. Extraordinary Meeting of Shareholders on 17 April 2003. Resolutions concerned among others: changes in the Company's Statue, completion of the Supervisory Board, approving the sale and lease of the property belonging to the Zaklad Asfaltow as well as sales of two Oil Production Companies in Brzeg Dolny and Gliwice.

8. On 17 April 2003 Extraordinary Meeting of Shareholders of PKN ORLEN S.A. appointed Orest Andrzej Nazaruk to the Supervisory Board of PKN ORLEN S.A.

9. On 30 April 2003, PKN ORLEN received a license for trading (sale and purchase) of gas fuels for the period from 2 June 2003 to 2 June 2013. PKN ORLEN S.A. in line with its strategy expanded the scope of its activities with natural gas trading within Poland in order to deliver common supplies of gas fuels to the Capital Group companies.

10. On 16 May 2003 The Highest Court overruled President of Office for Protection of Competition and Consumers' ("OPCC") cessation from the verdict of Antimonopoly Court in Warsaw from 21 February 2001. In verdict sued by OPCC, Antimonopoly Court in Warsaw cancelled the decision of OPCC, which charged PKN ORLEN with using monopoly practices consisting in taking advantage of dominant position on liquid fuel

market by establishing fuel prices that enable unjustified benefits. (current report No 66/2000 from 12 October 2000). Decision of the Highest Court is ultimate and is not subject to be sued.

11. On 21 May 2003 the Management Board of PKN ORLEN informed about the initiation of bonds issuance procedure (bearer bonds with priority subscription rights). The Management Board of the Company undertook action to introduce this subject on the General Shareholders Meeting as well as the issues related to the introduction of a new motivation programme. The programme (later referred to as "New Motivation Programme") is based on bonds issuance with priority subscription rights. The intention of New Motivation Programme introduction results from the expiration of the existing motivation programme based on A series bonds convertible to D series shares in the end of 2003.

12. On 26 May 2003, the Management Board of PKN ORLEN, signed a Letter of Intent with Agrofert Holding a.s. based in Prague (Czech Republic) in respect of possible establishment of a consortium, which could participate in the privatisation of Unipetrol a.s.

13. On 17 June 2003 President of the Electricity Regulation Office with decision No OGZ/12/554/W/2/2003/AS granted PKN ORLEN S.A. a license for trading with abroad of natural gas for the period from 20 June 2003 to 20 June 2013. PKN ORLEN S.A., in line with its strategy, expands the scope of its activities with natural gas trading with abroad in order to deliver common supplies of gas fuels to the Capital Group companies. These steps are aimed at optimisation of purchase costs of raw gas material, what in a couple of years should lead to a few tens of millions of savings.

14. On 24 June 2003, the Management Board of PKN ORLEN S.A. announced a decision to develop and implement Comprehensive Operational Cost Cutting Programme in PKN ORLEN S.A. The Programme is aimed at efficiency improvement and increase in the value of the Company through permanent reduction of operating costs. The targeted cost reduction has been defined as PLN 800 million per annum calculated on the 2002 cost base. The implementation of the Comprehensive Operational Cost Cutting Programme started on 1 July 2003. The Programme is planned to be completed by the end of 2004. The Programme's full effect should be reflected in 2005 financial year. Out of targeted PLN 800 million 91% relates to reduction of non-labour costs and remaining 9% to labour related costs.

15. On 4 July 2003 the Management Board of PKN ORLEN S.A. was informed by Commercial Union Open Pension Fund BPH CU WBK ("Commercial Union OFE BPH CU WBK") based in Warsaw, that Commercial Union OFE BPH CU WBK possessed at 1 July 2003 21,533,539 shares of PKN ORLEN S.A., representing 5.125% of share capital and 21,533,539 votes on the General Meeting of Shareholders which equals to 5.125% of total number of votes on the General Meeting of Shareholders of PKN ORLEN S.A.

16. On 10 July 2003 the Supreme Court in Warsaw considered cessation (I CKN 534/01) of President of the Office for Protection of Competition and Consumers ("OPCC") from the verdict of District Court in Warsaw, OPCC from 13 August 2001 (XVII Ama 95/00), where the Court annulled decision of the President of the OPCC which blame PKN ORLEN for applying monopolistic practice on the market of monoethylene glycol and cooling liquid "Petrygo". The Supreme Court annulled the verdict of the Anti-Trust Court due to administrative deficiencies. In these circumstances the case will be conducted again by District Court in Warsaw and Court for Protection of Competition and Consumers (formerly Anti-Trust Court).

17. On 14 July 2003, the Management Board of PKN ORLEN announced that PKN ORLEN was informed by the Management Board of Nafta Polska S.A. that the Nafta's Board rejected the offer submitted by the Consortium of Rotch Energy Limited and PKN ORLEN dated 11 December 2002 with subsequent supplementations (an offer to purchase from Nafta Polska S.A. 75% stake of shares in Rafineria Gdanska S.A. – presently Lotos Group S.A.) without stating the reason. The Management Board of PKN ORLEN S.A. announced that on 14 July 2003 a separate letter, was received from Nafta Polska, informing that Nafta Polska S.A. decided to end the tender for shares of Rafineria Gdanska S.A. (presently Lotos Group S.A.) without a resolution. On 14 July 2003, PKN ORLEN notified Rotch Energy Limited about the termination of the Consortium Agreement between PKN ORLEN and Rotch Energy Limited signed on 30 October 2002 and consequently of the termination of the Consortium.

18. On 29 July 2003, PKN ORLEN granted sureties in form of letters of comfort to Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and an insurance entity - Zurich Versicherung AG - to secure liabilities of ORLEN Deutschland GmbH resulting from fuel trading operations and amounting to EUR 115 million. The guarantees are valid for 12 months since the date when they were granted.

19. On 30 July 2003, PKN ORLEN announced that it signed an agreement for a five-year syndicated loan of EUR 500 million. The loan will be repaid within 5 years. PKN ORLEN is entitled to utilise the loan both in EUR and USD. Interest rate is based on adequate EURIBOR/LIBOR rate increased by credit margin ranging from 0.40% to 0.60% annually depending on level of financial indicators. Credit repayment is not secured with charges on PKN ORLEN assets. Obtained funds are to be used for the repayment of existing foreign currency debts and for financing PKN ORLEN activity.

20. On 6 August 2003 the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York decreased by 2.03 % points. According to current report No 17/2003 from 14 March 2003 The Bank of New York possessed 53,336,068 shares of PKN ORLEN S.A. representing 12.69% of total number of votes on the General Meeting of Shareholders. On 5 August 2003 the Bank of New York possessed 44,779,954 shares of PKN ORLEN S.A. representing 10.66% of share capital and votes on General Meeting of

Shareholders.

21. On 19 August 2003 ORLEN POWIERNIK Sp. z o.o. which is 100% owned by PKN ORLEN S.A., as a result of realisation of Motivation Programme issued an offer to Members of the Management Board of PKN ORLEN S.A. for purchase of series A bonds convertible to series D shares of PKN ORLEN. On 19 August 2003, on the basis of this offer Members of the Management Board has been entitled to receive total of 1,640,493 bonds at a purchase price equal to average share price at the Warsaw Stock Exchange for 30 trading days before the appointment of each Board Member individual and increased by 10%. However, the price cannot be lower than the bond's issue price of PLN 20.30.

22. On 28 August 2003, the Management Board of PKN ORLEN S.A. presented to the Supervisory Board a programme of doubling the economic value of the Company within three years period. This ambitious goal is to be achieved thanks to Value Based Management (VBM). The main objective of the Value Based Management programme is to direct PKN ORLEN's strategy towards creating shareholders' value. The principal purposes of the project are: to establish a sound platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance PKN ORLEN's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Company and its Capital Group. The essence of the programme is to base the management systems on Shareholders Value Added (SVA), calculated as the excess of after-tax operating result over the cost of employed capital. The cost of capital includes not only cost of debt but also the rate of return required by the shareholders who contribute equity to the Company. The program is implemented in co-operation with Andersen Business Consulting and includes the elements of the cost-cutting programme realized in co-operation with McKinsey. The value creation at PKN ORLEN will focus essentially on three segments. In the retail segment, SVA is to increase by PLN 231 million thanks to reorganization and modernization, combined with a cost-cutting programme and actions aimed at enhancing sales efficiency. The target for SVA in production, logistics and wholesale is PLN 510 million increase, to be achieved mainly through the introduction of a new sales and marketing strategy, implementation of a margin optimisation system, enhancement of the processing efficiency, optimal utilisation of distillation capacity and cost savings. The restructuring programme and costs savings at the Group companies should improve SVA by PLN 48 million. The strategy of Value Based Management is inseparably connected with generating Shareholders Value Added. The Management Board, tapping on the experience of the Western corporations, intends to go on to the implementation phase of the value creation strategy through defining specific goals for each of the directors. The whole Company's management will be involved in the implementation of particular elements of the strategy, by breaking down general objectives into constituent ones using the value trees developed at the Company. Each decision relating to the Company will be assessed in the context of the ratios, which have influence on the increase in the Company value. In order to achieve a new level of corporate culture, value creation trainings will be conducted for PKN ORLEN employees. The Management

Board hopes to form teams oriented towards an effective implementation of the activities comprising the strategy. Currently work is underway to develop an incentive programme for PKN ORLEN employees, which will support the creation of the Company value.

23. On 18 September 2003, Management Board of PKN ORLEN S.A. announced that the number of its shares held by The Bank of New York decreased. According to current report No 62/2003 from 6 August 2003 The Bank of New York possessed 44,779,954 shares representing 10.66% of votes at the General Shareholders' Meeting. As at 17 September 2003 The Bank of New York possessed 41,780,674 shares representing 9.94% of share capital and 9.94% of total of votes at the General Shareholders' Meeting.

24. On 19 September 2003, PKN ORLEN S.A. placed at the Romanian Ministry of Industry and Commerce a Letter of Intent expressing PKN ORLEN's interest in the privatization of Romanian oil leader, SNP Petrom. PKN ORLEN also allows for the possible establishment of a consortium of investors interested in purchasing a stake in SNP Petrom. The above step is in line with PKN ORLEN's strategy of active participation in regional consolidation of refinery industry. PKN ORLEN believes this to be a very interesting opportunity, especially in terms of Romania's fuel market potential and Petrom's mining assets.

25. On 25 September 2003 Supervisory Board of PKN ORLEN S.A. approved the directions presented by the Management Board of the Company in a development strategy of PKN ORLEN S.A. The approved Company's strategy assumes increase in economic value of PKN ORLEN S.A. - according to realized Value Based Management, creation of fundamentals for starting Central Europe oil sector consolidation and development of horizontally integrated, regional oil company, which potential will ensure its permanent position in the region.

26. On 3 October 2003, the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York increased. According to current report No 68/2003 from 18 September 2003 The Bank of New York possessed 41,780,674 shares representing 9.94% of votes at the General Shareholders' Meeting. As at 2 October 2003 The Bank of New York possessed 42,380,674 shares representing 10.09% of share capital and votes at the General Shareholders' Meeting.

27. On 3 October 2003 Mr Jacek Strzelecki, Vice-President of the Management Board for Finance and Economics, informed the Management Board of PKN ORLEN the he acquired 254,493 series A bonds convertible to series D shares of the Company as a result of accepting the purchase offer from ORLEN Powiernik Sp z o.o. within the confines of Management Option Program (please refer to current report no. 65/2003 dated 19 August 2003). One bond entitles to receive, as a result of the conversion, one Company's share. The last date to submit a statement of converting bonds was due on 10 October 2003. The price of one bond purchased by Mr Jacek Strzelecki amounts to PLN 20.91 and equals to an average share price at the Warsaw Stock Exchange for 30 (thirty)

trading days before the appointment of each Board Member and increased by 10%. However the price cannot be lower than the bond's issue price i.e. PLN 20.30 (according to resolution No 11 of the General Meeting of Shareholders dated 15 May 2000 concerning issue of convertibles bonds series A). Mr Jacek Strzelecki, Vice-President of the Management Board for Finance and Economics is related to the Company in accordance with § 2 art. 1 point 30d of the Decree of the Cabinet dated 16 October 2001 concerning current and periodic information published by issuers of securities.

28. On 22 October 2003 the Management Board of PKN ORLEN S.A. applied to District Court in Warsaw for registration of share capital increase of the Company as a result of conversion 7,531,924 bonds into PKN ORLEN S.A. shares as a result of Management Option Program realization (please refer to current report no. 65/2003 dated 19 August 2003). The application refers to the increase of PKN ORLEN S.A. initial capital by the amount of PLN 9,414,905 from the amount of PLN 525,221,421.25 to PLN 534,636,326.25. As a result of the capital increase the total number of shares, with a par value of PLN 1.25 each, will amount to 427,709,061. One share authorizes to one vote at the General Meeting of Shareholders of the Company. New shares account for 1.76% in total share capital of the company and represent the same part in votes at the General Meeting of Shareholders of PKN ORLEN S.A. The number of bonds, which were not converted into shares amounts to 3,812,860 and accounts for over 5% of initially issued bonds value.

29. On 22 October 2003 the Management Board of PKN ORLEN S.A. received information about entering into an agreement on engineering and construction works between Basell Orlen Poyolefins Sp. z o.o. located in Plock, Tecnimont Poland Sp. z o.o. located in Warsaw and Tecnimont SpA located in Milano, Italy. The subject of the agreement signed on 21 October 2003 is to design and build new installations to produce polypropylene and polyethylene within the joint venture between PKN ORLEN S.A. and Basell Europe Holdings B.V. The total cost of the joint venture's undertakings amounts to EUR 500 million. PKN ORLEN S.A. and Basell Europe Holdings B.V. hold 50% of shares in the share capital of Basell Orlen Polyolefins Sp. z o.o. located in Plock, representing 50% votes at the General Meeting of Shareholders.

30. On 6 November 2003 the Management Board of PKN ORLEN S.A. received information that the number of its shares held by The Bank of New York decreased. According to current report No 74/2003 from 3 October 2003 The Bank of New York possessed 42,380,674 shares constituting 10.09% of votes at the General Shareholders' Meeting. As at 4 November 2003 The Bank of New York possessed 41,974,304 shares constituting 9.99% of share capital and votes at the General Shareholders' Meeting.

31. On 17 November 2003 PKN ORLEN S.A. sent to WestLB in Prague – a privatisation adviser of the Czech government - a preliminary expression of interest in participation in the tender for Unipetrol a.s. The letter was an answer to the announcement dated 6 November 2003 concerning opening by the National Property Fund of

the Czech Republic a privatisation process of Unipetrol a.s.

32. On 22 November 2003 PKN ORLEN S.A. and MOL Hungarian Oil and Gas Plc. („MOL") signed Agreement whereby they agreed intention to initiate the co-operation in the Central and Eastern European oil sector. The parties believe that this co-operation would allow both MOL and ORLEN to benefit from synergies and could create the opportunity to compete more effectively with the leading global operators in the sector. The Agreement provides for an initial period of exclusive consultation between MOL and ORLEN in respect of potential co-operation. The parties have also agreed to establish working groups to assess the feasibility of further potential co-operative initiatives and to develop structure and time-schedules of such initiatives. Such potential cooperation may include:
    - intention to mutual purchase of 10 up to 15% stake in other party share capital,
    - assessment whether it is possible to create the company, which at the initial stage would execute the common economic projects, including common investments and later, under the condition of additional analysis being performed, would manage the selected assets of both parties,
    - intention to merger between MOL and ORLEN in order to achieve potential economic benefits.

    Signature of the Agreement means that negotiations between MOL and ORLEN are in their initial stage. Such negotiations will begin after the signature of the Agreement, which will result in the establishment of special working groups, and after the selection of external advisors. Initiatives mentioned above will be implemented after final agreements being concluded and after the approval of shareholders, corporate bodies of both parties and administrative permissions required by the law. Despite the fact that the Agreement involves non-binding elements, the parties believe that at the current stage it will serve as an advantageous element in relation between them and look forward to productive discussions between the MOL and PKN ORLEN teams.

33. On 20 November 2003 the District Court for the Capital city of Warsaw, XXI Economic Department registered an increase in share capital of PKN ORLEN S.A. The increase was a result of conversion of 7,531,924 series A bonds into 7,531,924 series D shares within the Management Incentive Program execution. Capital was increased by the amount of PLN 9,414,905 from the amount of PLN 525,221,421.25 to PLN 534,636,326.25. As a result of the capital increase the total number of shares, with a par value of PLN 1.25 each, will amount to 427,709,061. One share entitles to one vote at the General Meeting of Shareholders of PKN ORLEN S.A.

34. On 21 November 2003 the Company submitted a preliminary, non-binding expression of interest to the Romanian Ministry of Economy and Commerce in Bucharest in respect of the purchase of a 51% stake in SNP Petrom S.A., Romania's biggest oil company.

35. On 1 December 2003 the Management Board of PKN ORLEN announced that based on §40, point 2 in connection with §2 point 1 and 4 of the National Depositary of Securities' Regulations, the National Depositary

of Securities Board following the PKN ORLEN S.A. application, decided on 28 November 2003 to admit 7,531,924 (seven million five hundred thirty one thousand nine hundred twenty four) PKN ORLEN series D ordinary shares with a par value of PLN 1.25 and assign them PLPKN0000075 symbol.

36. On 1 December 2003 PKN ORLEN S.A. applied to Warsaw Stock Exchange ("WSE") for admission of 7,531,924 (seven million five hundred thirty one thousand nine hundred twenty four) shares for trading on the Warsaw Stock Exchange as a result of shares assimilation in National Depository for Securities.

37. On 3 December 2003 the Warsaw Stock Exchange Board as a result of resolution based on §16 point 1 of the WSE Regulations decided to admit 7,531,924 PKN ORLEN series D ordinary shares for continuous trading system since 10 December 2003.

38. On 12 December 2003 Mr Jacek Strzelecki – Vice President of PKN ORLEN S.A. Management Board on the basis of option agreement with CA IB Securities S.A. on 8 September 2003 sold 254,493 shares of PKN ORLEN S.A. at the price of PLN 21.90 per share.

39. Company ORLEN Powiernik Sp. z o.o. on:
    - 16 December 2003 purchased from Citibank Handlowy 10,900 bonds issued by PKN ORLEN with a par value PLN 10,000, at purchasing price of PLN 9,864.11 in order to allocate available cash.
    - 23 December 2003 purchased from Citibank Handlowy 1,929 bonds issued by PKN ORLEN with a par value PLN 10,000, at purchasing price of PLN 9,865.34 in order to allocate available cash.
    - 31 December 2003 purchased from Citibank Handlowy 9,240 bonds issued by PKN ORLEN with a par value PLN 10,000, at purchasing price of PLN 9,867.80 in order to allocate available cash.
    - 1 January 2004 purchased from Citibank Handlowy 1,287 bonds issued by PKN ORLEN with a par value PLN 10,000, at purchasing price of PLN 9,874.97 in order to allocate available cash.

ORLEN Powiernik Sp. z o.o. is 100% owned by PKN ORLEN S.A.

40. On 17 December 2003 PKN ORLEN S.A. and Zaklady Azotowe Pulawy S.A. signed a Letter of Intent regarding production of caprolactam and natural gas deliveries. The contract determines the utilization of PKN ORLEN and Zaklady Azotowe Pulawy S.A. potential, in order to find production alliances, business and investment relations in the area of caprolactam production and natural gas deliveries.

41. On 17 December 2003 Polkomtel S.A. made an earlier repayment of its loan to PKN ORLEN S.A. The value of repaid loan amounts to PLN 98,050,000 and PLN 2,132,832.63 worth of interest. PKN ORLEN S.A owns 19.61% stake in share capital of Polkomtel S.A.

42. On 22 December 2003 the Management Board of PKN ORLEN announced, that The Bank of New York increased its stake in PKN ORLEN S.A. According to current report No 81/2003 dated 6 November 2003 The Bank of New York possessed 41,974,304 shares constituting 9.99% of votes at the General Shareholders' Meeting. As of 19 December 2003 The Bank of New York possessed 45,061,314 shares of PKN ORLEN, authorizing to 45,061,314 votes at the General Shareholders Meeting constituting 10.54% of share capital and the same number of votes at the General Shareholders' Meeting.

43. On 31 December 2003 PKN ORLEN S.A. repurchased 3,812,860 series 'A' convertible bonds, which were not converted into shares in accordance with the realization of the Management Motivation program. Resolution No 8 of Ordinary General Shareholders Meeting dated 15 May 2000 was the legal basis for the repurchase. The bonds were repurchased at an issue price of PLN 20.30 for one convertible bond.

44. On 7 January 2004 PKN ORLEN S.A. and ConocoPhillips Central and Eastern Europe Holdings B.V. with its registered office in Rotterdam, the Netherlands ("ConocoPhillips") signed an agreement whereby they agreed the intention to co-operate in the privatisation process of Unipetrol a.s., a company operating in the Czech oil sector ("Unipetrol"). The agreement defines preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of Unipetrol companies and the potential terms of the acquisition by the parties of some assets of Unipetrol Group, in case of the PKN ORLEN S.A. successful participation in the Unipetrol privatisation. The agreement represents an early stage in the discussions between ConocoPhillips and PKN ORLEN S.A. and does not constitute a legally binding obligation of any party to enter into any future agreement.

45. On 9 January 2004 the PKN ORLEN S.A. announced that on 6 January 2004, Basell Orlen Polyolefins Sp. z o.o. with its registered office in Plock ("JV Company") - a joint-venture company of PKN ORLEN and Basell Europe Holdings B.V. with its registered office in Haarlemmermeer, the Netherlands („BEH") - signed an advisory services agreement ("Advisory Services Agreement") between PKN ORLEN S.A., the JV Company and BEH ("Advisory services agreement"). Simultaneously, PKN ORLEN entered into the agreement on construction and co-financing of infrastructure facilities with the JV Company („OSBL Agreement")

46. On 27 January 2004 PKN ORLEN S.A. granted a corporate guarantee to Shell Deutschland Oil GmbH - to secure the liabilities of ORLEN Deutschland GmbH (PKN ORLEN subsidiary in Germany) arising from ORLEN Deutschland's fuel trading operations amounting to EUR 40 million. The guarantee is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH.

47. On 10 February 2004 PKN ORLEN S.A. granted a corporate guarantee to Shell Deutschland Oil GmbH - to secure the liabilities of ORLEN Deutschland GmbH (PKN ORLEN's fuel subsidiary in Germany) arising from

ORLEN Deutschland's fuel trading operations amounting to EUR 20 million. The guarantee is valid till 31 January 2005. PKN ORLEN S.A. holds 100% stake in ORLEN Deutschland GmbH.

48. On 19 February 2004 PKN ORLEN granted a corporate guarantee in the amount of EUR 22 million and USD 40 million to the following companies: HGM Roland Mineralöl Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft. The company also granted sureties in form of letters of comfort to Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG totalling EUR 15 millions. These guarantees secure the execution of trade payables of its German subsidiary ORLEN Deutschland GmbH resulting from its activities. The issued sureties and guaranties will replace current securities provided by PKN ORLEN on 29 July 2003 (see current report No 60/2003 dated 30 July 2003). The guarantees are valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH.

V. MANAGEMENT BOARD STATEMENT CONCERNING COMPLIENCE WITH CORPORATE CODE REGULATIONS

On the basis of paragraph 22a of the Warsaw Stock Exchange ("WSE") Regulations and WSE Board Resolution concerning the application of Corporate Code Regulations for public companies which issue shares, convertible bonds or bonds with priority subscription rights allowed for trading, the Management Board of PKN ORLEN S.A. on 27 June 2003 made a statement on applying of Corporate Code Regulations. In the above statement the Management Board declares that Polski Koncern Naftowy ORLEN S.A., thanks to its own corporate rules, whose range corresponds with market and its participants' expectations and respects the Company and its shareholders interest, applies the good and loyal internal management rules. Simultaneously, the Company will adapt the Corporate Code Regulations in form proposed by the WSE as soon as legal doubts concerning the operations of Corporate Council of Capital Market Court are settled. In the Company's opinion the content of Corporate Code Regulations includes some expressions which are general and not distinct, which results in interpretational doubts. That may lead to disputes concerning their interpretation in the future. As a consequence the Company may be exposed to the sanctions of the body whose functioning and the range of judgement are not yet known.

The Management Board of PKN ORLEN S.A. maintains its opinion expressed in its announcement dated 27 June 2003.

ADDITIONAL INFORMATION

1. Information about significant agreements

1. On 14 January 2003 the Company informed that on 13 January 2003 PKN ORLEN S.A. received a guarantee signed by OJSC „YUKOS OIL CORPORATION" on realization of Petroval S.A. obligations. Petroval S.A. obligations concern future contract on delivering oil to the Company to the year 2009 with a possibility of prolonging the period for the next 3 years.

2. On 15 January 2003 PKN ORLEN S.A. and Basell Europe Holding B.V., a company established and running in accordance with Dutch law, based in Hoofddorp in Holland, signed an annex changing the agreement on joint venture. According to the foregoing annex, parts agreed that, an agreement of Office for Protection of Competition and Consumers on realizing transaction regulated by the agreement should be received till 24 February 2003. In accordance to foregoing Joint Venture company, set as result of the agreement and registered under the firm Poliolefiny Polska Sp. z o.o. located in Plock, in which parties of the transaction will hold 50% shares, will start a business not sooner as at the end of February 2003, and not, as it was anticipated earlier, in January 2003.

3. On 24 February 2003 the group of international banks, including the Bank of Tokyo-Mitsubishi, Ltd., KBC Finance Ireland and Sociėtė Gėnėrale, signed mandate and underwriting letter ("Mandate Letter") confirming conditions, under which the the above mentioned banks were ready to provide a joint venture between PKN ORLEN S.A. and Basell Europe Holdings B.V. ("Joint Venture Company") with financial resources in form of two credits to realize joint venture within the confines of "Joint Venture Company". The aim of the partnership is to build new installations to produce polyolefins. The receipt of financial resources is conditioned on agreement on the content of loan contracts planned to be reached till 31 May 2003. Signing the Mandate Letter was preceded by the signature of the agreement on new installation construction works, which was finalised on 24 February 2003.

4. On 27 February 2003 a bridge guarantee agreement to the amount of EUR 90.000 thousand and a bridge loan agreement to the level of EUR 25.000 thousand were concluded. The Company as a guarantor, the German company related to PKN ORLEN under firm Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH (EV mbH) as borrower, and Bank Austria Creditanstalt AG as creditor are the parties of the agreement. According to the agreement the bank is obliged, with reservation of meeting specified suspending conditions, to grant EV mbH bridge financing in form of guarantees and a revolving loan. The loan will be used to finance borrower's working capital. Bank receivables will be secured by guarantees granted by PKN ORLEN S.A.. Responsibility of the Company to the Bank is limited to EUR 57,500 thousand. The agreement provides setting up other forms of guarantees on stakes, shares or assets of selected companies with headquarters in Germany.

5. On 28 February 2003 PKN ORLEN and Joint Venture Company concluded an agreement on delivery of propylene. Under this agreement PKN ORLEN should deliver in favour of Joint Venture company propylene produced by current and future installations producing monomers in Plock. The amount of propylene delivered by PKN ORLEN will be set yearly by Joint Venture company according to procedure provided for in the agreement. The yearly amount of propylene, starting from third year after final end of construction of Joint Ventures new plants, should not be lower then 300 thousand tonnes. PKN ORLEN S.A. guaranteed Joint Venture the delivery of propylene in the amount of 380 thousand tonnes. The agreement came into effect on 28 February 2003 and will be valid as long as PKN ORLEN S.A. or any its related entity will hold shares in Joint Venture and next through the following five years, however not shorter then 15 years after final end of construction of Joint Venture new plants.

6. On 28 February 2003 PKN ORLEN and Joint Venture company concluded an agreement on delivery of ethylene produced by current and future installations producing monomers in Plock. The amount of ethylene delivered by PKN ORLEN S.A. will be set yearly by Joint Venture company according to procedure provided for in the agreement. The yearly amount of ethylene, starting from third year after final end of construction of Joint Ventures new plants, should not be lower than 340 thousand tonnes. PKN ORLEN S.A. guaranteed Joint Venture company the delivery of ethylene in the amount of 430 thousand tonnes. The agreement came into effect on 28 February 2003 and will be valid as long as PKN ORLEN S.A. or any of its related entities will hold shares in Joint Venture and next through the following five years, however not shorter then 15 years after final end of construction of Joint Venture new plants.

7. On 28 February 2003 PKN ORLEN S.A. and Joint Venture company concluded an agreement on delivery services of media, material and equipments by PKN ORLEN in favour of Joint Venture. Under this agreement PKN ORLEN will deliver services, media, materials and equipments in the amount essential to conduct production by Joint Ventures in its plants. With reference to services, media, materials and equipments PKN ORLEN S.A. is obliged to treat partnership Joint Venture not less preferably then other buyers. The agreement came into effect on 28 February 2003 and will be valid as long as PKN ORLEN or any its related entity will held stakes in Joint Venture and next through the following five years, however not shorter than 15 years after final end of Joint Venture new plants construction. Conclusion of above-mentioned agreements dated 28 February 2003 enabled the Company to initiate its production activity on 1 March 2003.

8. On 20 May 2003 the Supervisory Board of PKN ORLEN took a resolution concerning agreement on sale of all shares of Niezalezny Operator Miedzystrefowy Sp. z o.o. in Warsaw („NOM") held by PKN ORLEN S.A. Simultaneously, on 20 May 2003 the Management Board accepted the offer. As a result, an agreement on sale of all shares held by the Company in NOM was concluded and in the opinion of the Management Board the shares were sold to PSE, for the price of PLN 111,511 thousands, which is the sum of nominal value of sold shares and

cumulative investment premium, calculated in accordance with rules specified in the Agreement. Shares held by PKN ORLEN accounts for 35% of NOM share capital.

9. On 26 May 2003 PKN ORLEN S.A. signed the Letter of Intent with the company Agrofert Holding a.s. located in Prague, concerning possibility to create joint consortium, which would take part in privatisation of Unipetrol a.s.

10. On 23 June 2003 following the shares sale agreements, the Company sold:
    - 2,142 shares in ORLEN Eltech Sp. z o.o., with a par value of PLN 500 each, representing 51.00% of its initial capital and 51.00% voting rights on General Meeting of Shareholders, for the total value of PLN 3,679,956,
    - 2,459 shares in ORLEN Remont Sp. z o.o., with a par value of PLN 500 each, representing 51.23% of its initial capital and 51.23% voting rights on General Meeting of Shareholders, for the total value of PLN 4,866,361,
    - 30,210 shares in ORLEN Mechanika Sp. z o.o., with a par value of PLN 100 each, representing 68.16% of its initial capital and 68.16% voting rights on General Meeting of Shareholders, for the total value of PLN 5,316,960.

11. On 27 June 2003, based on an agreement of shares sale, PKN ORLEN S.A. sold 1,836 shares in the company ORLEN EnergoRem Sp. z o.o., with a par value PLN 500 each, representing 51.00% of its share capital and 51.00% voting rights on General Meeting of Shareholders, for the total value of PLN 1,906,128.

12. On 29 July 2003 PKN ORLEN granted guarantees in form of letters of comfort to Bayerische- Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and insurance company Zurich Versicherung AG in order to secure execution of liabilities resulting from oil trading of its German subsidiary ORLEN Deutschland GmBH on total amount of EUR 115 million. Sureties are valid 12 months from the date when they were granted.

13. On 29 July 2003 an agreement on dual currency loan in the amount of EUR 500 million was conducted. The loan will be repaid within 5 years. The loan might be used both in EUR and in USD.

14. On 29 August 2003 following the shares sale agreements PKN ORLEN sold to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.:
    - 935 shares in Serwis Katowice Sp. z o.o. with a par value of PLN 100 each, representing 55% of the share capital of Serwis Katowice and the same number of votes at its General Meeting of Shareholders,
    - 3,215 shares in CPN Serwis Kielce Sp. z o.o. with a par value of PLN 100 each, representing 100% of the share capital of CPN Serwis Kielce and the same number of votes at its General Meeting of Shareholders,

- 2,000 shares in Serwis Kedzierzyn Kozle Sp. z o.o. with a par value of PLN 100 each, representing 80% of the share capital of Serwis Kedzierzyn Kozle and the same number of votes at its General Meeting of Shareholders,
- 675 shares in Serwis Rzeszow Sp. z o.o. with a par value of PLN 500 each, representing 97.26% of the share capital of Serwis Rzeszow and the same number of votes at its General Meeting of Shareholders.

After the transaction the Company does not hold any stake in share capital in above mentioned companies. Simultaneously PKN ORLEN owns 99.94% stake in share capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.

15. On 30 October 2003 on the basis of shares sale transactions PKN ORLEN S.A. disposed to ORLEN Transport Plock Sp. z o.o. 59,447 shares in ORLEN Transport Warszawa Sp. z o.o. (with a par value of PLN 100 each) representing 94.49% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 6,000,000. The remaining 5.51% stake in ORLEN Transport Warszawa Sp. z o.o. shares is owned by its employees. Simultaneously, PKN ORLEN S.A owns 97.58% stake in share capital of ORLEN Transport Plock Sp. z o.o.

16. On 31 October 2002 PKN ORLEN S.A. and J&S Service & Investments Ltd, a Cyprus legal entity located in Larnaca concluded Annex no. 1 ("the Annex") to the terms of oil supply contract signed on 20 December 2002 ("the Agreement"). On the basis of the Agreement changed by the Annex, J&S Service & Investments Ltd is obliged to supply the Company with crude oil until the year 2009 (inclusive) in the average quantity of 5,400,000 tonnes per year what exceeds the primary period stated in the Agreement over 2 years (please refer to Current report no. 110 dated 21 December 2002). Moreover, on the basis of the Annex the formula referring to the quotations of URAL crude oil prevailing on the international markets was changed. The changes in the Agreement caused by the Annex reflect the current international standards applied in contracts regarding supply of crude oil and do not influence estimated value of the Agreement.

17. On 19 November 2003 PKN ORLEN S.A. signed a co-operation agreement with Agrofert Holding a.s in Prague (Czech Republic) over the privatisation of Unipetrol a.s. This agreement follows the letter of intent signed on 26 May 2003 (see current report No 40/2003 dated 26 May 2003). The agreement covers initial arrangements regarding co-operation of the parties in the privatisation process and defines the preliminary division of Unipetrol's assets between the parties should their bid be successful.

18. On 19 December 2003 a number of legal transactions were concluded, particularly agreements in connection with provision of financing (the "Financing Transaction") by the banking consortium led by Bank of Tokyo Mitsubishi, KBC, Societe Generale and European Bank for Reconstruction and Development (the "Arranging

Banks") to Basell Orlen Polyolefins Sp. z o.o. (the "Joint-Venture Company"), a joint-venture company of PKN ORLEN S.A. and Basell Europe Holdings B.V. ("BEH"). As a result of the financing transaction the arranging banks guaranteed that Joint Venture Company will be granted funds amounting to EUR 350 million in form of: (I) investing loan amounting to EUR 320 million for construction of new polypropylene and polyethylene production plant and (ii) revolving operational loan of maximum EUR 30 million for Joint Venture Company working capital financing.

19. On 29 December 2003 following shares sale transactions the Company disposed 3,620 shares in ORLEN WodKan Sp. z o.o. (with a par value of PLN 500 each) representing 82.27% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 2,354,159.50.

    Above transaction is the next step in the process of selling non-core subsidiaries. Activities of the sold company include repair and maintenance services. At the transaction date, sold company employed 160 people. After the transaction PKN ORLEN does not possess any stake in the above-mentioned company.

20. On 30 December 2003 on the basis of shares sale transactions the Company sold to ORLEN Transport Plock Sp. z o.o. 108,659 shares in ORLEN Transport Poznan Sp. z o.o., with a par value of PLN 100 each representing 96.39% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 10,900,000. The remaining 3.61% stake of ORLEN Transport Poznan Sp. z o.o. shares is owned by its former and current employees. PKN ORLEN S.A owns 97.58% stake in share capital of ORLEN Transport Plock Sp. z o.o.

21. On 31 December 2003 on the basis of shares sale agreements PKN ORLEN disposed its shares in 7 service companies including:
    - 7,945 shares in Serwis Slupsk Sp. z o.o. with a par value of PLN 100 each, representing 99,76% of the share capital of Serwis Slupsk and the same number of votes at its General Meeting of Shareholders for the total value of PLN 1,324,999.15.
    - 360 shares in Serwis Wroclaw Sp. z o.o. with a par value of PLN 500 each, representing 88,33% of the share capital of Serwis Wroclaw and 83.33% of votes at its General Meeting of Shareholders for the total value of PLN 745,000.
    - 431 shares in Serwis Krakow Sp. z o.o. with a par value of PLN 500 each, representing 83,20% of the share capital of Serwis Krakow and the same number of votes at its General Meeting of Shareholders for the total value of PLN 230,000.
    - 2,387 shares in Serwis Podlasie Sp. z o.o. with a par value of PLN 100 each, representing 89,67% of the share capital of Serwis Podlasie and the same number of votes at its General Meeting of Shareholders for the total value of PLN 298,375.

- 6,495 shares in Serwis Zachod Sp. z o.o. with a par value of PLN 100 each, representing 74,31% of the share capital of Serwis Zachod and the same number of votes at its General Meeting of Shareholders for the total value of PLN 754,978.80.
- 1,581 shares in Serwis Poznan Sp. z o.o. with a par value of PLN 100 each, representing 51,00% of the share capital of Serwis Poznan and the same number of votes at its General Meeting of Shareholders for the total value of PLN 190,004.24.
- 206 shares in Serwis Szczecin Sp. z o.o. with a par value of PLN 500 each, representing 49,05% of the share capital of Serwis Szczecin and the same number of votes at its General Meeting of Shareholders for the total value of PLN 182,134.90.

Execution of above transactions is the next step in the process of selling non-core subsidiaries. Activities of the sold companies include repair and maintenance services. At the transaction date, sold companies employed 245 people.

22. On 31 December 2003 PKN ORLEN S.A. signed yearly contracts:
    - with BP Polska Spolka z o.o. The subject of the agreement is sales of petrol and diesel fuel to the company BP Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PLN 3,342,000 thousand (gross).
    - with SHELL Polska Spolka z o.o. The subject of the agreement is sales of petrol and diesel fuel to the company SHELL Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PLN 1,920,000 thousand (gross).

2. Production

Processing of crude oil in years 2002-2003

No.	Raw material	Processing /tonnes/		Dynamics
		2002	2003	2003/2002
1.	REBCO	12,094,417	11,606,562	95.97%
2.	Low-sulphur crude-oil	379,449	117,440	30.95%
	Total	**12,473,866**	**11,724,002**	**93.99%**

Production of fuels in years 2002-2003

No.	Product	Production /tonnes/		Dynamics
		2002	2003	2003/2002
1.	Total petrol	2,978,729	2,766,691	92.88%
2.	Total diesel	3,019,887	3,070,725	101.68%
	Total fuels	**5,998,616**	**5,837,416**	**97.31%**
3.	JET A-1	262,938	300,622	114.33%
4.	Ekoterm	1,704,638	1,531,261	89.83%
	Total	**7,966,192**	**7,669,299**	**96.27%**

Production of oil derivatives in years 2002-2003

No.	Product	Production /tonnes/		Dynamics
		2002	2003	2003/2002
1.	Liquid gas	207,395	215,710	104.01%
2.	Asphalts	487,025	567,687	116.56%
3.	Heating oil "3"	949,516	717,437	75.56%
4.	Basic oils	122,335	109,891	89.83%
5.	Slack (wax)	27,210	19,464	71.53%
6.	Solvents	73,271	42,786	58.39%
	Total	**1,866,752**	**1,672,975**	**89.62%**

Petrochemicals' production in years 2002-2003

No.	Product	Production /tonnes/		Dynamics
		2002	2003	2003/2002
1.	Ethylene	116,111	246,889	212.63%
2.	Propylene	81,551	201,000	246.47%
3.	Butadiene	51,377	44,055	85.75%
4.	Benzene	75,562	75,289	99.64%
5.	Toluene	58,493	58,814	100.55%
6.	Ortoxylene	21,585	23,329	108.08%
7.	Paraxylene	32,238	36,398	112.90%
	Total aromatics (pos. 4-7)	**187,878**	**193,830**	**103.17%**
8.	Phenol	50,726	52,577	103.65%
9.	Acetone	31,430	33,377	106.19%
10.	MEG	103,786	86,679	83.52%
11.	DEG	11,730	9,676	82.49%
12.	TEG	354	310	87.57%
13.	Petrygo	15,828	16,288	102.91%
14.	Paraflu	835	431	51.62%
15.	Qal fluid	75	70	93.33%
	Total glycols + radiator liquids (pos. 10-15)	**132,608**	**113,454**	**85.56%**
17.	Polyethylene	157,663	27,165	17.23%
18.	Polypropylene	142,818	25,104	17.58%
19.	Sulphur	111,032	104,331	93.96%
20.	Ethylene oxide	18,942	18,894	99.75%
	Total	**1,082,136**	**1,060,676**	**98.02%**

3. Sale

Quantity structure of sold products and goods for resale

Group of products and goods for resale	Sales (in thousand tonnes)		Structure %		Dynamics %
	2002	2003	2002	2003	2003/2002
Petrol	3,117	2,867	27.92	26.37	92.0
Eurosuper 95	2,422	2,322	21.69	21.36	95.9
Super Plus 98	195	175	1.75	1.61	89.5
Universal 95	499	370	4.47	3.40	74.0
Diesel	3,030	3,249	27.13	29.89	107.2
Heating oil (light)	1,585	1,539	14.19	14.16	97.1
JET A-1 (aircraft fuel)	266	294	2.38	2.70	110.5
Light products	**7,998**	**7,949**	**71.62**	**73.12**	**99.4**
Liquid gas (LPG)	273	303	2.45	2.79	111.0
Heating oil III	1,047	694	9.38	6.39	66.3
Sulphur	110	105	0.98	0.97	95.8
Other refinery products	652	753	5.83	6.92	115.5
Total refinery products	**10,079**	**9,804**	**90.26**	**90.19**	**97.3**
Polyethylene	161	27	1.44	0.25	16.9
Polypropylene	143	28	1.28	0.25	19.2
Phenol	50	53	0.45	0.49	104.7
Acetone	32	33	0.28	0.31	105.2
Ethylene	116	247	1.04	2.27	212.5
Propylene	83	201	0.75	1.85	241.6
Glycol	117	99	1.05	0.91	84.6
Ethylene oxide	19	19	0.17	0.18	100.4
Butadiene	52	45	0.47	0.41	85.7
Benzene	75	76	0.68	0.70	101.3
Ortoxylene	20	25	0.18	0.23	121.4
Paraxylene	32	37	0.29	0.34	114.5
Other petrochemical products	185	176	1.66	1.62	95.2
Total petrochemical products	**1,087**	**1,066**	**9.74**	**9.81**	**98.1**
Total	**11,167**	**10,870**	**100**	**100**	**97.3**

Structure of sales of products by main customers

Main customers	% share in net revenues	
	2002	2003
BP (POLAND)	5.7	6.8
SHELL (POLAND)	5.6	5.2
ORLEN PETRO-TANK	4.8	5.1
ORLEN PETROCENTRUM	0.4	2.4
BASELL ORLEN POLYOLEFINS	-	2.1
PETROLOT	1.9	2.0
LOTOS GROUP	1.2	1.3
ANWIL	1.0	1.0
ORLEN GAZ	0.8	1.0
ORLEN ASFALT	-	0.8
ORLEN OIL	0.5	0.7
ORLEN PETROPROFIT	0.5	0.7
ORLEN PETROZACHOD	0.7	0.6
ELANA	0.5	0.6
ZA KEDZIERZYN	0.4	0.5
RAFINERIA TRZEBINIA	0.8	0.5

Share of remaining customers did not exceed 0,5% of total sales revenues.

4. Suppliers

Crude oil suppliers' structure in 2003:

Company	Quantity (in tonnes)	Share %
J&S	6,559,932.2	53.70
Petroval	2,863,701.0	23.44
BMP	1,883,700.2	15.42
Wincor	735,209.4	6.02
Total International	173,958.8	1.42
Total	12,216,501.6	100.00

5. Transactions with related parties

Transactions with related entities, where value of single transaction or total value of transactions during 2003 exceeds a PLN equivalent of EUR 500 thousand:

No.	Name of business partners	Sales in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Sp. z o.o.	258,383.4	129,991.0
2.	ORLEN PetroProfit Sp. z o.o.	165,041.3	12,804.0
3.	ORLEN PetroTank Sp. z o.o.	1,261,047.2	20,794.0
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	621.3	24,799.1
5.	ORLEN PetroCentrum Sp. z o.o.	594,778.8	5,729.2
6.	PETROLOT Sp. z o.o.	485,245.9	1,309.9
7.	Petrotel Sp. z o.o.	1,752.5	11,226.4
8.	Wisla Plock Sportowa S.A.	379.3	16,445.4
9.	Rafineria Trzebinia S.A. Capital Group (without ORLEN Oil)	142,076.2	31,309.2
10.	ORLEN Medica Sp. z o.o	135.6	5,395.5
11.	ORLEN PetroZachod Sp. z o.o.	138,023.3	6,807.3
12.	ORLEN Polimer Sp. z o.o.	12,348.9	12.0
13.	ORLEN Projekt S.A.	367.2	9,116.7
14.	ORLEN Ochrona Sp. z o.o.	1,148.0	26,476.2
15.	Zaklad Budowy Aparatury S.A.	3,067.6	6,062.0
16.	ORLEN Transport Plock Sp. z o.o.	55,001.9	17,214.8
17.	Rafineria Nafty Jedlicze S.A.	20,011.1	772.9
18.	ORLEN Automatyka Sp. z o.o.	576.5	19,095.1
19.	ORLEN WodKan Sp. z o.o.	1,322.2	14,397.0
20.	ORLEN Wir Sp. z o.o.	692.9	7,106.6
21.	ORLEN Budonaft Sp. z o.o.	846.4	27,483.1
22.	Serwis Wroclaw Sp. z o.o.	291.3	5,761.3
23.	SHIP-SERVICE S.A.	92,449.3	109.6
24.	ANWIL S.A.	262,698.1	5,062.9
25.	ORLEN Oil Sp. z o.o.	169,393.5	1,021.8
26.	Serwis Szczecin Sp. z o.o.	105.0	2,286.1
27.	Serwis Krakow Sp. z o.o.	119.0	2,666.6
28.	Serwis Mazowsze Sp. z o.o.	4,181.0	7,697.7
29.	Serwis Poznan Sp. z o.o.	268.2	3,375.9
30.	Serwis Slupsk Sp. z o.o.	125.8	4,186.9
31.	Centrum Edukacji Sp. z o.o.	389.1	5,522.0
32.	Flexpol Sp. z o.o.	17,757.0	3.6
33.	Serwis Podlasie Sp. z o.o.	226.4	2,278.1
34.	Serwis Zachod Sp. z o.o.	189.0	4,664.2
35.	Serwis Nowa Wies Wielka Sp. z o.o.	237.5	3,136.2
36.	ORLEN Transport Olsztyn Sp. z o.o.	6,753.2	6,453.3

No.	Name of business partners	Sales in PLN thousand	Purchases in PLN thousand
37.	ORLEN Transport Lublin Sp. z o.o.	2,277.3	8,797.1
38.	ORLEN Transport Szczecin Sp. z o.o.	778.2	3,783.9
39.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4,986.0	6,644.2
40.	ORLEN Transport Poznan Sp. z o.o.	2,099.8	8,993.8
41.	ORLEN Transport Slupsk Sp. z o.o.	5,107.3	6,319.0
42.	ORLEN Transport Krakow Sp. z o.o.	17,317.1	8,239.4
43.	ORLEN Transport Warszawa Sp. z o.o.	1,034.6	6,529.4
44.	ORLEN Transport Nowa Sol Sp. z o.o.	2,756.2	11,848.3
45.	ORLEN Asfalt Sp. z o.o. (formerly Bitrex Sp. z o.o.)	285,876.1	4,648.6
46.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	112.1	5,089.2
47.	ORLEN KolTrans Sp. z o.o.	3,436.7	12,291.4
48.	ORLEN Morena Sp. z o.o.	38,621.9	1,086.4
49.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	533,070.9	6,532.5
50.	ORLEN Laboratorium Sp. z o.o.	4,495.1	41,138.0
51.	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	-	2,864.0
52.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	4,492.7	7,262.1
53.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	4,605.4	7,990.5
54.	PPHU Piast Sp. z o.o.	40,488.2	485.7
55.	Petro - Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	-	3,472.1
56.	Petro - Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	-	4,276.9
57.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	69.5	10,171.5
58.	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	0.4	4,372.8
59.	Orlen Mechanika Sp. z o.o.	704.8	13,618.1
60.	Orlen Eltech Sp. z o.o.	561.9	10,492.5
61.	Orlen EnergoRem Sp. z o.o.	289.4	7,358.6
62.	Orlen Remont Sp. z o.o.	1,551.4	15,643.9

Transactions with related entities were presented using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2003 to 31 December 2003 – equal - 4.4474 PLN/EUR.

6. Changes in the Management Board and Supervisory Board of PKN ORLEN S.A. during 2003

In the period from 1 January 2003 to 31 December 2003 the Management Board of PKN ORLEN S.A. consisted of the following members:

Zbigniew Wrobel	President of the Management Board General Director since 8 February 2002
Slawomir Golonka	Vice-President of the Management Board since 8 February 2002 Vice-President of the Management Board responsible for Sales since 12 March 2002
Andrzej Macenowicz	Member of the Board since 8 February 2002 Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board responsible for Human Resources and Management Systems since 12 March 2002
Janusz Wisniewski	Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board responsible for Development and Production since 12 March 2002
Jacek Strzelecki	Vice-President of the Management Board responsible for Finance and Economics since 11 July 2002

In the reporting period the Supervisory Board, constituting of the following people, performed supervision over the activity of the Company:

Maciej Gierej	Member of the Supervisory Board from 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board since 28 June 2002
Edward Grzywa	Member of the Supervisory Board since 21 February 2002
Krzysztof Kluzek	Member of the Supervisory Board since 21 February 2002
Andrzej Kratiuk	Member of the Supervisory Board since 21 February 2002
Ryszard Lawniczak	Member of the Supervisory Board since 21 February 2002

Grzegorz Mroczkowski	Member of the Supervisory Board since 21 February 2002 Secretary of the Supervisory Board from 7 March 2002 to 25 March 2003
Krzysztof Szlubowski	Member of the Supervisory Board since 21 February 2002
Jan Waga	Member of the Supervisory Board since 21 February 2002 Vice Chairman of the Supervisory Board since 7 March 2002
Jozef Wozniakowski	Member of the Supervisory Board from 28 June 2002 to14 February 2003
Jacek Bartkiewicz	Member of the Supervisory Board since 25 March 2003
Orest Andrzej Nazaruk	Member of the Supervisory Board since 17 April 2003 Secretary of the Supervisory Board since 14 May 2003

7. Total number of shares of the Company and of other Capital Group entities being held by Management Board and Supervisory Board members

As at 31 December 2003 Management and Supervisory Board members did not possess any shares and stakes in PKN ORLEN S.A. and other companies of the Capital Group.

8. PKN ORLEN S.A. shareholders

The structure of shareholders of PKN ORLEN S.A. as at 31 December 2003:

Shareholder	Number of shares	Number of votes	Nominal value of shares	% of the share capital
Nafta Polska S.A	74,076,299	74,076,299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
The Bank of New York	44,464,114	44,464,114	55,580,142	10.40%
Others *	265,534,751	265,534,751	331,918,439	62.08%
Total	**427,709,061**	**427,709,061**	**534,636,326**	**100.00%**

*) According to the current report no 56/2002 issued on 20 June 2002, Warsaw based Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A., constituting 5.591% (taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

*) According to the current report no 54/2003 issued on 4 July 2003, Commercial Union OFE BPH CU WBK possessed at 1 July 2003 21,533,539 shares of PKN ORLEN S.A., constituting 5.035% of share capital and 21,533,539 votes on the General Meeting of Shareholders which equals to 5.035% (taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

No contracts are known, as a result of which changes in the stake of shareholders might occur in the future.

Management Board Commentary on Business Operations of Polski Koncern Naftowy ORLEN Spolka Akcyjna for the year ended 31 December 2003 submitted by the Management Board composed of:

....

President of the Management Board – Zbigniew Wrobel

....

Vice - President of the Management Board – Jacek Strzelecki

....

Vice - President of the Management Board – Slawomir Golonka

....

Vice - President of the Management Board – Janusz Wisniewski

....

Vice - President of the Management Board – Andrzej Macenowicz

Plock, 29 March 2004